As filed with the Securities and Exchange Commission on June 4, 2007
Registration No. 333-142851

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Yingli Green Energy Holding Company Limited
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(86 312) 3100-500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Leiming Chen Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600	Chun Wei Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated                     , 2007
Preliminary Prospectus
Yingli Green Energy Holding Company Limited
29,000,000 American Depositary Shares
Representing 29,000,000 Ordinary Shares

       Yingli Green Energy Holding Company Limited is offering 26,550,000 American depositary shares, or ADSs, and Yingli Power Holding Company Ltd., our controlling shareholder, is offering an aggregate of 2,450,000 additional ADSs. Each ADS represents one ordinary share, par value US$0.01 per share. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any proceeds from the ADSs sold by the selling shareholders.
       Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$11.00 and US$13.00. Our application to list our ADSs on the New York Stock Exchange under the symbol “YGE” has been approved.
       See “Risk Factors” beginning on page 14 to read about risks you should consider before buying our ADSs.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$
       To the extent that the underwriters sell more than 29,000,000 ADSs, the underwriters have an option to purchase up to an aggregate of 4,350,000 additional ADSs from certain selling shareholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in US dollars in New York, New York on                     , 2007.

Goldman Sachs (Asia) L.L.C.	UBS Investment Bank

Piper Jaffray	CIBC World Markets

Prospectus dated                     , 2007.

Yingli Green Energy is a leading integrated solar company in China
YINGLI SOLAR
Power Your Life

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.
      We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.
Dealer Prospectus Delivery Obligation
      Until                , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information about Yingli Green Energy Holding Company Limited, or Yingli Green Energy, and Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, our principal operating subsidiary and about the offering contained elsewhere in this prospectus, and is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and the consolidated financial statements and notes included elsewhere in this prospectus. Yingli Green Energy was incorporated on August 7, 2006. On September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, the chairperson of the board of directors and chief executive officer of Yingli Green Energy who also controls our controlling shareholder, Yingli Power Holding Company Ltd., or Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. As Yingli Group and Yingli Green Energy were entities under common control at the time of the transfer, the 51% equity interest in Tianwei Yingli was recorded by us at the historical cost to Yingli Group, which approximated the historical carrying values of the assets and liabilities of Tianwei Yingli. For financial statements reporting purposes, Tianwei Yingli was deemed to be our predecessor for periods prior to September 5, 2006. In our discussions of the year ended December 31, 2006, we refer to certain line items in the financial statements as “combined” for comparative purposes. These unaudited combined amounts represent the addition of the amounts for certain financial statement line items or captions of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding financial statement line items or captions of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2006 do not comply with accounting principles generally accepted in the United States, or U.S. GAAP. We are including these unaudited combined amounts to supplementally provide information that we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative analysis against the prior periods, each of which was for a full fiscal year. These unaudited combined amounts do not purport to represent what our financial condition, results of operations or cash flows would have been in such period if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.

In this prospectus, except as otherwise indicated or as the context may otherwise require, all references to “Yingli Green Energy,” “we,” “the Company,” “us” and “our” refer to Yingli Green Energy Holding Company Limited and, unless otherwise indicated or as the context may otherwise require, to our predecessor, Tianwei Yingli, and its consolidated subsidiaries.
Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in China. Through Tianwei Yingli, our principal operating subsidiary based in China, we design, manufacture and sell PV modules, and design, assemble, sell and install PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With an annual production capacity of 95 megawatts of polysilicon ingots and wafers, 90 megawatts of PV cells and 100 megawatts of PV modules as of the date of this prospectus, we believe we are currently one of the largest manufacturers of PV products in China as measured by annual production capacity. Except for the production of polysilicon materials that are used to manufacture polysilicon ingots and wafers, our products and services substantially cover the entire PV industry value chain from the manufacture of multicrystalline polysilicon ingots and wafers, PV cells, PV modules and PV systems to PV system installation. We believe we are one of the few large-scale PV companies in China to have adopted vertical integration as their business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand name, Yingli, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, China and the United States.

      In 2002, we began producing PV modules with an initial annual production capacity of three megawatts and have significantly expanded production capacities of our PV products in the past five years to the current level. In April 2006, we launched a new expansion project in Baoding, China to increase our annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts each by 2010.
      Historically, we have sold and installed PV systems in the western regions of China where substantial government-subsidized, rural electrification projects are underway. We also sell PV systems to mobile communications service providers in China for use across China and plan to export our PV systems into major international markets such as Germany, Spain and the United States. In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. For example, we cooperated with Solar-Energiedach GmbH NL in the design and installation of a one-megawatt PV system covering the roof of the Kaiserslautern soccer stadium in Germany, one of the FIFA World Cup 2006 venues. Historically, sales of PV systems by us have not been significant. However, we expect our sales of PV systems to increase although we expect such sales to remain relatively insignificant as a percentage of our net revenues in the near term.
      Our net revenues increased from RMB 120.5 million in 2004 to RMB 361.8 million in 2005 and on a combined basis to RMB 1,638.8 million (US$212.2 million) in 2006, and increased from RMB 200.9 million in the first quarter of 2006 to RMB 428.6 million (US$55.5 million) in the first quarter of 2007. Our income from operations increased from RMB 13.7 million in 2004 to RMB 83.7 million in 2005 and, on a combined basis, to RMB 366.9 million (US$47.5 million) in 2006, and increased from RMB 35.6 million in the first quarter of 2006 to RMB 41.0 million (US$5.3 million) in the first quarter of 2007, representing operating profit margins of 11.4%, 23.1%, 22.4%, 17.7% and 9.6%, respectively. Our net income was RMB 6.1 million in 2004, RMB 66.0 million in 2005, RMB 186.2 million (US$24.1 million) in the period from January 1, 2006 through September 4, 2006, RMB 30.0 million (US$3.9 million) for the period from August 7, 2006 (date of inception) through December 31, 2006 and RMB 8.3 million (US$1.1 million) in the first quarter of 2007, representing net income profit margins of 5.1%, 18.2%, 21.1%, 4.0% and 1.9%, respectively.
Industry Background
      Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Through a process known as the PV effect, electricity is generated by PV cells that convert sunlight into electricity. PV modules, which are panels composed of interconnected PV cells, are mounted in areas with direct exposure to the sun to generate electricity from sunlight. PV systems, which are composed of PV modules, related power electronics and other components, are used in residential, commercial and industrial applications and for customers who have no or limited access to an electricity transmission grid.
      Although PV technology has been used for several decades, the PV market grew significantly only in the past several years. According to Solarbuzz, an independent solar energy research and consulting firm, the global PV market, as measured by annual PV system installation, increased from 345 megawatts in 2001 to 1,744 megawatts in 2006. Solarbuzz’s “Balanced Energy” forecast scenario forecasted global PV industry revenues and PV system installations to be US$18.6 billion and 4,177 megawatts in 2011, respectively.
      We believe the following factors will continue to drive the demand in the global solar power industry, including the demand for our products and services:

•	government subsidies and economic incentives;

•	advances in technologies making solar power more cost-efficient;

•	rising demand for and increasing costs of fossil energy resources;

•	increasing environmental concerns over conventional energy; and

•	narrowing cost differentials between solar and conventional energy sources.

      We believe the following are the key challenges presently facing the solar power industry, including us:

•	continuing reliance on government subsidies and economic incentives;

•	need for further cost-competitiveness;

•	raw materials supply shortage; and

•	aesthetic concern.
Our Competitive Strengths
      We believe that our following strengths enable us to compete effectively and to capitalize on the rapid growth of the global PV market:

•	vertically integrated business model;

•	cost-effective and efficient manufacturing process;

•	high-quality products and growing brand recognition;

•	steadily improving research and development capability;

•	established customer relationships; and

•	experienced management team.
Our Strategies
      We seek to continue to be a leader in the development and manufacture of PV products by taking advantage of our high degree of vertical integration in the PV production process, which yields economies of scale and cost savings. More specifically, we plan to focus on the following areas:

•	expand PV system sales to overseas markets;

•	expand global reach for our products;

•	secure and strengthen stable and long-term relationships with polysilicon suppliers;

•	achieve technological advances through dedicated and continuous research and development efforts;

•	increase production capacity; and

•	expand market share in China.
Our Challenges
      The successful execution of our strategies is subject to certain risks, uncertainties and challenges, including:

•	risks associated with our ability to obtain sufficient quantities of quality silicon raw materials in a timely manner;

•	risks associated with the potential reduction in or discontinuation of government subsidies and economic incentives for solar energy applications which could reduce demand for our products and, in turn, our revenues;

•	uncertainties associated with responding effectively to competitive pressures from our competitors in the PV modules and PV systems markets as well as from conventional energy and other renewable energy sources, including other solar energy systems;

•	risks associated with our ability to expand our operations and manage such expansion effectively;

•	risks associated with our ability to successfully implement our overseas expansion;

•	risks associated with our ability to improve manufacturing efficiency or yield commercially viable new products; and

•	uncertainties associated with our ability to establish and maintain an effective internal control system and procedures.
      Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks, uncertainties and challenges.
Corporate Structure
      We were incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interest in our predecessor, Tianwei Yingli, to facilitate investments in Tianwei Yingli by foreign financial investors and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. As a result of the restructuring and subsequent private equity investments described in “Restructuring”:

•	Yingli Power Holding Company Ltd., or Yingli Power, became our controlling shareholder, holding 59.58% of our issued and outstanding share capital on an as-converted, fully diluted basis immediately prior to this offering;

•	on September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred to us its 51% controlling equity interest in Tianwei Yingli. As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor;

•	certain investors became holders of our Series A preferred shares, Series B preferred shares, warrants to purchase our ordinary shares and mandatory convertible bonds convertible into our ordinary shares, which represent on an aggregate basis 40.42% of our issued and outstanding share capital on an as-converted, fully diluted basis immediately prior to this offering;

•	our equity interest in Tianwei Yingli increased to 62.13% and would increase to 70.11% upon the completion of relevant PRC registration procedures for the additional equity contribution into Tianwei Yingli which was funded by the issuance of the Series B preferred shares and other financings as described in “Restructuring — Private Equity Investments and Other Financing Following the Restructuring;” and

•	Tianwei Yingli became a Sino-foreign equity joint venture enterprise established under PRC law and subject to certain PRC laws and regulations as described in “PRC Government Regulations — Equity Joint Ventures.”
      Our predecessor, Tianwei Yingli, was established as a PRC limited liability company in August 1998 to manufacture multicrystalline silicon ingots and wafers, PV cells, PV modules and PV systems. Tianwei Yingli holds a 64% equity interest in Chengdu Yingli New Energy Resources Co., Ltd., or Chengdu Yingli, a PRC limited liability company in Sichuan, China, which sells PV modules and PV systems in Sichuan Province. In addition, Tianwei Yingli holds a 50% equity interest in Tibet Tianwei Yingli New Energy Resources Co., Ltd., or Tibetan Yingli, a company established in Tibet, which sells PV systems in Tibet.

      The following chart sets forth our main operational and shareholding structure immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Notes:

(1)	Mr. Liansheng Miao, our chairperson and chief executive officer, owns all of the issued and outstanding share capital of Yingli Power and is the sole director of Yingli Power. Mr. Miao is also vice chairperson and chief executive officer of Tianwei Yingli. The principal business of Yingli Power is holding of investment securities in Yingli Green Energy. Mr. Miao beneficially owns 100% equity interest in Yingli Group, which transferred its controlling equity interest in Tianwei Yingli to us. Upon completion of this offering, Mr Miao’s family trust will beneficially own all of the issued and outstanding share capital of Yingli Power.

(2)	Indicates jurisdiction of incorporation.

(3)	Currently include (i) Inspiration Partners Limited, the holder of all of our outstanding Series A preferred shares, (ii) Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd., and 13 other investors that hold our Series B preferred shares, (iii) holders of the mandatory exchangeable notes issued by Yingli Power, our controlling shareholder, whose terms substantially mirror the mandatory convertible bonds issued by us to Yingli Power on the same date and which are mandatorily exchangeable into our ordinary shares and (iv) China Sunshine Investment Co., Ltd. and Fairdeal Development Ltd., holders of our ordinary shares. All outstanding Series A preferred shares, Series B preferred shares and mandatory exchangeable notes are automatically convertible or exchangeable into our ordinary shares upon completion of this offering. 11 of our Series B preferred investors hold warrants to purchase our ordinary shares prior to this offering, but these warrants have been rendered not exercisable under an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring” and “Principal and Selling Shareholders.”

(4)	Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by the State-asset Administration and Supervision Committee of the Baoding Municipal Government in Hebei Province of the PRC.

(5)	Indicates the percentage as of the date of this prospectus. The equity interests in Tianwei Yingli held by Yingli Green Energy and Tianwei Baobian would change to 70.11% and 29.89%, respectively, upon the completion of relevant PRC registration procedures for the additional equity contribution of US$118 million in the aggregate from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds, the mandatory convertible bonds and the Series B preferred shares into the registered capital of Tianwei Yingli. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring.” Upon completion of the equity contribution to Tianwei Yingli of a part of the proceeds from this offering and the related PRC approval and registration procedures, the equity interests in Tianwei Yingli held by Yingli Green Energy and Tianwei Baobian would change to 73.6% and 26.4%, respectively.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems. See “Business — Overview.”

(7)	The remaining 36% equity interest of Chengdu Yingli is owned by Shiqian Chen, Xiao Wei, Jiafu Yu and Shiguang Du, each owning 9%. Mr. Chen is a director of Chengdu Yingli, and Messrs. Wei, Yu and Du are its executive officers. None of these individuals is otherwise affiliated with us.

(8)	The remaining 50% equity interest of Tibet Tianwei Yingli is owned, as to 30%, by Weiping Yu, vice chairperson of Tibetan Yingli and, as to the other 20%, by Tibetan Energy Demonstration Center, an entity wholly owned by the Tibetan Bureau of Technology, a Tibetan government agency. Neither Mr. Yu nor Tibetan Energy Demonstration Center is otherwise affiliated with us.

(9)	The remaining 49% equity interest of Baoding Yingli is owned by Northeast Trading Co., Ltd. (Japan), which is not our affiliate.

(10)	The remaining 1% equity interest of Tibet Keguang is owned by Huasheng Deng, which is not our affiliate.
Corporate Information
      Our principal executive offices are located at No. 3055 Middle Fuxing Road, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 3100-500 and our fax number is (86 312) 3151-881. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017.
      Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.yinglisolar.com. The information contained on our website is not part of this prospectus.

Conventions That Apply to This Prospectus
      Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau; and

•	“RMB” and “Renminbi” are to the legal currency of the PRC.
      Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.
      This prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi amounts to U.S. dollar amounts were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi amounts into U.S. dollar amounts has been made at the noon buying rate in effect on March 30, 2007, which was RMB 7.7232 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On May 21, 2007, the noon buying rate was RMB 7.6656 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate the initial public offering price will be between US$11.00 and US$13.00 per ADS.

This Offering:

ADSs offered by us	26,550,000 ADSs

ADSs offered by our controlling shareholder	2,450,000 ADSs

Total	29,000,00 ADSs

Ordinary shares outstanding immediately after this offering	126,923,609 ordinary shares, excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2006 stock incentive plan and after giving effect to the automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds upon the completion of this offering.

Option to purchase additional ADSs	Certain selling shareholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from these selling shareholders up to an aggregate of 4,350,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discount.

Tianwei Baobian’s subscription right	If Tianwei Baobian, which holds a minority equity interest in Tianwei Yingli, exercises the right we granted to it under a PRC law-governed joint venture contract between us and Tianwei Baobian, we will be obligated to issue, after this offering, a number of our ordinary shares to Tianwei Baobian in exchange for all but not part of its equity interest in Tianwei Yingli at the time of the exercise according to a pre-agreed formula. The number of our ordinary shares to be newly issued upon the exercise of Tianwei Baobian’s subscription right will be substantial, and upon such exercise, the equity interest in us held by you in the form of ADSs will be substantially diluted. See “Restructuring — Joint Venture Contract — Subscription Right.”

The ADSs	Each ADS represents one ordinary share, par value US$0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$290.4 million from this offering, assuming an initial public offering price of US$12.00 per ADS, being the midpoint of the estimated range of the initial public offering price after deducting underwriting discounts and estimated aggregate offering expenses payable by us.

We intend to use our net proceeds from this offering for the following purposes:

• approximately US$252.4 million to make an equity contribution to Tianwei Yingli, which would, subject to relevant PRC regulatory approvals and registrations, increase our equity interest in Tianwei Yingli from 70.11% (following our completion of relevant PRC registration procedures for the injection into Tianwei Yingli of the proceeds from the Series B and other financings) to approximately 73.6% immediately following such equity contribution; and

• US$38 million to fully redeem the mandatory redeemable bonds issued by us in November 2006.

We intend to procure Tianwei Yingli to use the proceeds from our equity contribution in the amount of US$252.4 million for the following purposes:

• approximately US$200.0 million to fund a majority of the planned expansion of Tianwei Yingli’s manufacturing capacity for the production of silicon ingots and wafers, PV cells and PV modules each to reach 400 megawatts by the end of 2008;

• approximately US$50.0 million to purchase, or make prepayments for, raw materials; and

• the remaining amount for other general corporate purposes.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	Our application to list our ADSs on the New York Stock Exchange, or the NYSE, has been approved. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed New York Stock Exchange symbol	“YGE”

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, the selling shareholders, our directors, executive officers and substantially all of our other existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY FINANCIAL AND OPERATING DATA
      The following tables present the summary consolidated financial information of us and our predecessor, Tianwei Yingli. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historic results are not necessarily indicative of results to be expected in the future.
      Yingli Green Energy was incorporated on August 7, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, Yingli Green Energy did not engage in any business or operations. On September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. For further details on this transaction, see “Restructuring.” As Yingli Group and we were entities under common control at the time of the transfer, the transfer of 51% equity interest in Tianwei Yingli was recorded by us at the historical cost to Yingli Group. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor for periods prior to September 5, 2006.
      The summary consolidated statement of income data and other consolidated financial data for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through September 4, 2006 and the summary consolidated balance sheet data as of December 31, 2004 and 2005 and September 4, 2006 have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli, included elsewhere in the prospectus. The summary consolidated statement of income data (other than per ADS data) and other consolidated financial data for the period from August 7, 2006 through December 31, 2006 and the summary consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with U.S. GAAP.
      The unaudited combined summary consolidated statement of income data and other consolidated financial data represent the addition of the amounts of certain financial statement line items or captions of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding line items or captions of Yingli Green Energy for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined summary consolidated statement of income data and other consolidated financial data for the year ended December 31, 2006 do not comply with U.S. GAAP. We are including these unaudited combined financial data that we believe is helpful to gaining a better understanding of results of operations and to improve the comparative analysis against the prior periods, each of which included a full fiscal year. These unaudited combined amounts do not purport to represent what our financial position, results of operations or cash flows would have been if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.
      The summary consolidated statement of income data and other consolidated financial data for the three-month period ended March 31, 2007 and the summary consolidated balance sheet data as of March 31, 2007 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The unaudited results for the three-month ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007.

				Yingli Green
	Predecessor			Energy	Combined				Yingli Green Energy

			For the	For the
			period from	period from
	For the year ended		January 1, 2006	August 7, 2006					For the three-month period
	December 31,								ended March 31,

			through	through	For the year ended
	2004	2005	September 4, 2006	December 31, 2006	December 31, 2006				2007

	(in thousands of RMB)				(in thousands		(in thousands		(in thousands	(in thousands
				(in thousands of	of RMB)		of US$)		of RMB,	of US$, except
				RMB, except for					except for per	for per share
				per share and per					share and per	and per ADS
				ADS data)					ADS data)	data)
Consolidated Statement of Income Data
Net revenues	120,483	361,794	883,988	754,793	1,638,781		212,189		428,553	55,489
Gross profit	25,180	108,190	272,352	179,946	452,298		58,564		89,610	11,603
Operating expenses	11,436	24,515	37,721	47,658	85,379		11,055		48,642	6,298
Income from operations	13,744	83,675	234,631	132,288	366,919		47,509		40,968	5,305
Interest expense, (net)	(6,324)	(5,003)	(21,923)	(25,201)	(47,124)		(6,102)		(18,873)	(2,444)
Income tax (expense) benefit	(1,221)	(12,736)	(22,546)	(22,968)	(45,514)		(5,893)		360	47
Income before minority interest	6,013	65,918	186,147	75,302	261,449		33,852		22,386	2,899
Minority interest	76	36	76	(45,285)	—	(3)	—	(3)	(14,046)	(1,819)
Net income	6,089	65,954	186,223	30,017	—	(3)	—	(3)	8,340	1,080
Net income (loss) attributable to ordinary shareholders				23,048	—	(3)	—	(3)	(22,157)	(2,869)
Net income (loss) attributable per ordinary share — basic(1)(6)				0.36	—	(3)	—	(3)	(0.36)	(0.05)
Net income (loss) attributable per ordinary share — diluted(1)(6)				0.36	—	(3)	—	(3)	(0.36)	(0.05)
Net income (loss) attributable per ADS — basic(1)(6)				0.36	—	(3)	—	(3)	(0.36)	(0.05)
Net income (loss) attributable per ADS — diluted(1)(6)				0.36	—	(3)	—	(3)	(0.36)	(0.05)
Pro forma net income attributable per ordinary share — basic(2)(6)				0.40	—	(3)	—	(3)	0.18	0.02
Pro forma net income attributable per ordinary share — diluted(2)(6)				0.40	—	(3)	—	(3)	0.17	0.02
Pro forma net income attributable per ADS — basic(2)(6)				0.40	—	(3)	—	(3)	0.18	0.02
Pro forma net income attributable per ADS — diluted(2)(6)				0.40	—	(3)	—	(3)	0.17	0.02

				Yingli Green		Yingli Green
	Predecessor			Energy	Combined	Energy

						For the three-
	For the year		For the	For the		month period
	ended		period from	period from		ended
	December 31,		January 1, 2006	August 7, 2006		March 31,
			through	through	For the year ended
	2004	2005	September 4, 2006	December 31, 2006	December 31, 2006	2007

	(in percentage)			(in percentage)
Other Consolidated Financial Data
Gross profit margin	20.9%	29.9%	30.8%	23.8%	27.6%	20.9%
Operating profit margin	11.4%	23.1%	26.5%	17.5%	22.4%	9.6%
Net profit margin	5.1%	18.2%	21.1%	4.0%	— (3)	1.9%

	Predecessor			Yingli Green Energy

	As of December 31,		As of	As of
			September 4,	December 31,
	2004	2005	2006	2006		As of March 31, 2007

				(in thousands	(in thousands	(in thousands	(in thousands
	(in thousands of RMB)			of RMB)	of US$)	of RMB)	of US$)
Consolidated Balance Sheet Data
Total current assets	62,437	335,372	1,272,347	1,725,885	223,468	2,113,241	273,622
Total assets	204,076	704,775	1,787,535	2,813,461	364,287	3,367,866	436,071
Total current liabilities	132,570	566,471	1,473,396	668,241	86,524	1,080,822	139,945
Mandatory redeemable bonds payable to Yingli Power	—	—	—	293,110	37,952	292,460	37,868
Mandatory convertible bonds payable to Yingli Power	—	—	—	362,530	46,940	361,726	46,836
Total liabilities	132,836	567,617	1,474,696	1,339,878	173,488	1,751,384	226,769
Minority interest	606	569	983	387,716	50,201	401,762	52,020
Series A and B preferred shares	—	—	—	1,017,337	131,725	1,066,674	138,113
Total owners’ / shareholder’s equity	70,634	136,589	311,856	68,530	8,873	148,046	19,169

				For the three-
				month periods
	For the year ended			ended
	December 31,			March 31,

	2004	2005	2006	2007

Consolidated Operating Data
PV modules sold (in megawatts)(4)	4.7	11.9	51.3	14.6
Average selling price of PV modules (per watt in US$)(5)	2.83	3.49	3.82	3.76

Notes:

(1)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented earnings per share for Tianwei Yingli.

(2)	To give effect to (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares upon completion of this offering and (ii) the automatic conversion of all of our outstanding mandatory convertible bonds into ordinary shares upon completion of this offering, as if the conversion had taken place as of August 7, 2006 (date of inception).

(3)	This line item for the combined period is not presented because it is not comparable to the item that would have been in this period if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006 because the minority interest for the period from August 7, 2006 through December 31, 2006, which reflects the ownership of Tianwei Yingli not held by us, is not comparable or relevant to the results of operations of our predecessor.

(4)	PV modules sold, for a given period, represents the total PV modules, as measured in megawatts, delivered to customers under then effective supply contracts during such period.

(5)	We compute the average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board.

(6)	Commencing January 1, 2007, our primary operating subsidiary, Tianwei Yingli, certain exemptions from income tax. These income tax exemptions had the effect of increasing our net income by RMB 6.8 million (US$0.9 million) and decreasing our loss attributable to ordinary shareholders on a per share basis by RMB 0.11 (US$0.01) for the three-month period ended March 31, 2007. Prior to this period there was no tax exemption in place.

RISK FACTORS
      An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including the consolidated financial statements of Yingli Green Energy and the consolidated financial statements of its predecessor, Tianwei Yingli, and related notes included elsewhere in the prospectus, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.
Risks Related to Us and the PV Industry
          We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon. Our failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.
      Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities. The global supply of polysilicon is controlled by a limited number of producers, and there is currently an industry-wide shortage of polysilicon. The current shortage of polysilicon is the result of a combination of factors, including a significant increase in demand for polysilicon due to the rapid growth of the PV industry, the significant lead time required for building additional capacity for polysilicon production and significant competing demand for polysilicon from the semiconductor industry.
      Partly as a result of the industry-wide shortage, we have from time to time faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, we generally do not have a history of long-term relationships with polysilicon suppliers who may be able to meet our polysilicon needs consistently or on an emergency basis. Third, compared to us, many of our competitors who also purchase polysilicon from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over our suppliers.
      If we fail to obtain delivery of polysilicon in amounts and according to time schedules as agreed with the suppliers, or at all, we may be forced to reduce production or secure alternative sources of polysilicon in the spot market, which may not provide polysilicon in amounts required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient polysilicon will result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.
          The price of polysilicon is rising and we may not be able to pass on the increase in raw material costs to our customers, which may reduce our profitability.
      The industry-wide shortage of polysilicon has resulted in a significant increase in polysilicon prices. Our average purchase price of polysilicon per kilogram has increased by 106.5% in 2005 compared to 2004, 185.5% in 2006 compared to 2005, 54.0% in the first quarter of 2007 compared to the full year in 2006 and by 73.5% in the first quarter of 2007 compared to the first quarter of 2006. We believe the average price of polysilicon will remain high in the near term compared to its historical levels. The increasing price of polysilicon has largely contributed to the increase in our production costs for PV modules in the past three years and in the first quarter of 2007 and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon more efficiently.
      Despite the rise in the price of polysilicon, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, in addition to a decline in government subsidies to promote solar energy consumption in certain countries, will cause a gradual decline in the price of PV modules, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon. In addition, in case of a general decline in the price of PV modules, we may not be able to pass to our customers our increased production costs resulting from, among others, the increased costs of polysilicon. Any significant decline of the price for PV modules, together with the rising production costs for PV modules, would materially and adversely affect our profitability and results of operations.
          Advance payment arrangements between us and most of our polysilicon suppliers and equipment suppliers expose us to the credit risks of such suppliers, which could in turn have a material adverse effect on our liquidity.
      Under existing supply contracts with most of our polysilicon suppliers and our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity.
          A significant reduction in or discontinuation of government subsidies and economic incentives may have a material adverse effect on our results of operations.
      Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.
      The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. For example, in Germany, the feed-in tariffs, which require grid system operators to purchase electricity from renewable energy sources at fixed rates, are subject to scheduled reviews by the end of 2007 under the Renewable Energies Act. Utility companies and grid operators burdened by the minimum feed-in tariffs under the Renewable Energies Act in Germany or by comparable regulations in other countries may lobby for a reduction in or cancellation of such tariffs. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, such as the Renewable Energies Act, would have a materially adverse effect on the demand for our PV modules as well as our results of operations.

          We depend, and expect to continue to depend, on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.
      We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2005, 2006 and for the three-month period ended March 31, 2007, sales to our customers that individually exceeded 10% of our net revenues accounted for approximately 38.7%, 38.9% and 66.7%, respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that these customers will continue to generate significant revenues for us or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.
          We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.
      The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.
      Since 2004, a substantial majority of our revenues have been derived from overseas markets, particularly Germany, and increasingly Spain and the United States, and we expect these trends to continue. A substantial portion of our revenues is also derived from China. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as Sunpower Corp. and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited.
      We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on the more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.
      Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. For example, our competitors that also manufacture semiconductors may compete with us for the procurement of silicon raw materials. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing sufficient supply of polysilicon during times of shortage. Many of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.
          Our new expansion plans require substantial capital expenditures, significant engineering efforts and dedicated management attention, and our failure to complete these plans would have a material adverse effect on the growth of our sales and earnings.
      Our future success depends, to a large extent, on our ability to expand our production capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or cut the marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. We expect that we will make substantial capital expenditures for our future growth. This expansion has required and will continue to require substantial capital expenditures, significant engineering efforts and dedicated management attention, and is subject to significant risks and uncertainties, including:

•	we may need to continue to contribute significant additional capital to Tianwei Yingli through the issuance of our equity or debt securities in order to finance the costs of developing the new facilities, which may not be conducted on reasonable terms or may not be conducted at all, and which could be dilutive to our existing shareholders. Such capital contribution would also require PRC regulatory approvals in order for the proceeds from such issuances to be transferred to Tianwei Yingli, which approvals may not be granted in a timely manner or at all;

•	we will be required to obtain governmental approvals, permits or documents of similar nature in respect of any new expansion projects, but it is uncertain whether such approvals, permits or documents will be obtained on time or at all;

•	we may experience cost overruns, delays, equipment problems and other operating difficulties;

•	we are using new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such effort will be successful; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.
      Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion plans as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.
          We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may end up being unsuccessful.
      Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the PV industry value chain. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks as well as risks associated with additional capital requirements.
      Acquisitions of companies or businesses and participation in joint ventures or other strategic alliances are subject to considerable risks, including:

•	our inability to integrate new operations, personnel, products, services and technologies;

•	unforeseen or hidden liabilities, including exposure to lawsuits associated with newly acquired companies;

•	the diversion of resources from our existing businesses;

•	disagreement with joint venture or strategic alliance partners;

•	contravention of regulations governing cross-border investment;

•	failure to comply with laws and regulations of the overseas markets into which we expand;

•	our inability to generate sufficient revenues to offset the costs and expenses of acquisitions, strategic investments, joint venture formations or other strategic alliances; and

•	potential loss of, or harm to, employees or customer relationships.
      Any of these events could disrupt our ability to manage our business, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures or strategic alliances and we may be unable to recover our investment in such initiatives.
          Our product development initiatives may fail to improve manufacturing efficiency or yield commercially viable new products.
      We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We plan to undertake research and development to continuously reduce the thickness of our wafers and develop more advanced products. We are also exploring ways to improve our PV module production. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, the failure to realize the intended benefits from our product development initiatives could limit our ability to keep pace with the rapid technological changes, which in turn would hurt our business and prospects.
          Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline of sales.
      The manufacture of PV modules and PV systems is a highly complex process. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. We have from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.
      We believe the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations.
          Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.
      Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. As we began selling PV modules only since January 2003, none of our PV modules has been in use for more than five years. For our PV systems in China, we provide a one-to five-year limited warranty against defects in modules, storage batteries and certain other system parts. As of December 31, 2005, 2006 and as of March 31, 2007, our accrued warranty costs amounted to RMB 5.0 million, RMB 20.7 million (US$2.7 million) and RMB 24.9 million (US$3.2 million), respectively. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.
          We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.
      We are exposed to risks associated with product liability claims if the use of our PV products results in injury. Since our PV products are components of electricity producing devices, it is possible that users could be injured or killed by our PV products, whether by product malfunctions, defects, improper installation or other causes. We do not maintain any business interruption insurance coverage. As a result, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, including those in connection with or resulting from third-party product liability claims and those caused by natural disasters and other events beyond our control, which could have a material adverse effect on our financial condition and results of operations.
          We obtain some of the equipment used in our manufacturing process from a small number of selected suppliers and if our equipment is damaged or otherwise unavailable, our ability to deliver products timely will suffer, which in turn could result in cancellations of orders and loss of revenue for us.
      Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot cashing furnaces, diffusion furnaces and wire saws, have been customized to our specifications, are not readily available from multiple vendors and would be difficult to repair or replace. If any of our key equipment suppliers were to experience financial difficulties or go out of business, we may have difficulties with repairing or replacing our customized equipment in the event of any damage to or a breakdown of such equipment. In such cases, our ability to deliver products timely would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we need for our expansion is in high demand. A supplier’s failure to deliver the equipment timely, in sufficient quantity and on terms acceptable to us could delay our capacity expansion and otherwise disrupt our production schedule or increase our production costs.
          While we currently require a significant number of customers to pay a portion of the purchase price in advance when they place orders with us, this business practice may change in the future and, as a result, our working capital requirement could materially increase.
      We currently require most of our customers to make an advance payment of a certain percentage of their orders, a business practice that helps us to manage our accounts receivable. The business practice of receiving advance payments from customers helps us to prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. However, if the supply of PV products outpaces the demand for PV products and, as a result, our customers gain more bargaining power in negotiating payment terms, our customers may discontinue the practice of making advance payments. We would then be required to obtain more working capital and our accounts receivable and allowances for doubtful accounts may also increase significantly as more of our customers pay on credit. In such circumstances, we may need to arrange additional financing in material amounts to meet our working capital needs, the interest expenses of which could decrease our cash flows from operations as well as our profitability. Recently, as part of a changing industry practice, a growing percentage of our customers are declining to make cash advance payments for the purchase of our products, and are using letters of credit to pay for their entire purchases. As it typically takes 30 to 90 days to process letters of credit for us to be paid, a continued decrease in the use of cash advance payments may exacerbate our short-term liquidity. We may not be able to secure such additional financing on a timely basis or on terms acceptable to us or at all.
          Fluctuations in exchange rates could adversely affect our results of operations
      Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. Under applicable PRC laws, regulations and rules, all foreign currencies received by us must be converted into Renminbi within a prescribed period of time unless specifically approved by the State Administration of Foreign Exchange, or SAFE. In addition, we must convert Renminbi into foreign currencies to make payments to overseas suppliers. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts.
      We incurred net foreign exchange losses of RMB 1.8 million in 2005 and RMB 8.1 million (US$1.0 million) in 2006 due to the adjustment of the exchange rate between the U.S. dollar and Renminbi, effective July 21, 2005. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the effect of exchange rate fluctuations on our net foreign exchange losses in the future. We may choose to reduce the effect of such exposure through hedging arrangements, but because of the limited availability of hedging instruments in China, we cannot assure you that we will find a hedging arrangement suitable to us, or that such hedging activities will be effective in managing our foreign exchange risk.
          We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.
      In 2005, 2006 and for the three-month period ended March 31, 2007, we sold 84.3%, 95.1% and 96.5%, respectively, of our products to customers outside of China, including customers in Germany, Spain and the United States. We intend to further grow our business activities in international markets, in particular in the United States, Spain and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	the availability of advances from our customers;

•	providing customer service and support in these markets;

•	difficulty with staffing and managing overseas operations;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.
      Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our overall success as a global business depends, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where it does business. To the extent that we conduct business in foreign countries by means of participations or joint ventures, there are additional risks. See “ — We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may end up being unsuccessful.” A change in one or more of the factors described above may have a material adverse effect on our business, prospects, financial condition and results of operations.
          We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.
      Our short-term borrowings from banks outstanding as of December 31, 2005 and 2006 and March 31, 2007, were RMB 279.0 million, RMB 255.3 million (US$33.1 million) and RMB 696.9 million (US$90.2 million), respectively, and bore a weighted average interest rate of 5.42%, 5.99% and 6.75%, respectively, of which RMB 222.0 million, RMB 221.0 million (US$28.6 million) and RMB 420.0 million (US$54.4 million) were arranged or guaranteed by related parties as of December 31, 2005 and 2006 and March 31, 2007, respectively. For the period from April 1, 2007 to June 3, 2007, we obtained additional short-term bank borrowings of RMB 827.2 million (US$107.1 million) and repaid RMB 249.6 million (US$32.3 million). Other non-bank short-term borrowings, consisting principally of loans from a customer, a government body and loans arranged by Mr. Liansheng Miao, the chairperson of our board of directors and our chief executive officer, amounted to RMB 67.7 million, RMB 12.0 million (US$1.6 million) and RMB 35.0 million (US$4.5 million), respectively, as of December 31, 2005 and 2006 and March 31, 2007. We also have short-term borrowings from related parties, the outstanding amount of which was RMB 100.4 million, RMB 31.8 million (US$4.1 million) and RMB 28.6 million (US$3.7 million) as of December 31, 2005 and 2006 and March 31, 2007, respectively, which represents 22.4%, 10.6% and 3.8% of our short-term borrowings, as of the same dates, respectively.
      Generally, these loans contain no specific renewal terms, although we have traditionally negotiated renewal of certain of the loans shortly before they mature. However, we cannot assure you that we will be able to renew these loans in the future as they mature. In particular, a substantial portion of our short-term borrowings are arranged or guaranteed by Tianwei Baobian or its controlling shareholder, Tianwei Group. Since Tianwei Baobian is no longer Tianwei Yingli’s controlling equity interest holder, it or Tianwei Group may be less inclined to guarantee bank borrowings of Tianwei Yingli. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or related or third parties, we will have to repay these borrowings with additional funding from Tianwei Yingli’s equity interest holders, including us, or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings.
          Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.
      Our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Baoding, Hebei Province, China. A natural disaster or other unanticipated catastrophic event, including power interruption, and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

      Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes. This creates a risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred at our facilities in connection with work-related accidents to date. Nonetheless, we cannot assure you that accidents involving serious or fatal injuries will not occur at our facilities. Furthermore, there is a risk of contamination and environmental damage associated with hazardous substances used in our production processes. The materialization of any of the above risks could have a material adverse effect on our financial condition and results of operations.
          Our existing controlling shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.
      Yingli Power, which is 100% owned by Liansheng Miao, the chairperson of our board of directors and our chief executive officer and the vice chairperson and the chief executive officer of Tianwei Yingli, currently beneficially owns 96.66% of our outstanding ordinary shares and 59.58% of our outstanding share capital on an as-converted, fully diluted basis (excluding restricted shares granted to the trustee for the benefit of certain of our directors, officers and employees). Upon completion of this offering, approximately 45.71% of our outstanding ordinary shares will be held by Yingli Power. The interests of this shareholder may conflict with the interests of our other shareholders. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.
          You will experience substantial dilution immediately upon Tianwei Baobian’s exercise of the subscription right that we granted under the joint venture contract with Tianwei Baobian.
      Under a PRC law-governed joint venture contract between us and Tianwei Baobian entered in August 2006, we granted to Tianwei Baobian a right to subscribe for ordinary shares newly issued by us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli on the condition that Tianwei Baobian has obtained all necessary approvals from the relevant PRC government authorities for acquiring our shares after completion of this offering and listing of our ADSs on the NYSE. If Tianwei Baobian exercises the subscription right, we will be obligated to issue such number of our ordinary shares that represent the value of Tianwei Baobian’s interest in Tianwei Yingli according to a pre-agreed formula. Such number of new shares will be substantial. See “Restructuring — Joint Venture Contract — Subscription Right.” As a result, the equity interest that you hold in us in the form of ADSs will be substantially diluted.
          We may not be able to obtain adequate funding to acquire the equity interest in Tianwei Yingli held by Tianwei Baobian, and if we issue new shares to raise funds to acquire Tianwei Baobian’s equity interest, you may experience substantial dilution.
      Under the joint venture contract entered into between Tianwei Baobian and us, Tianwei Baobian may request us to make best efforts to purchase all, but not part, of its then-owned equity interest in Tianwei Yingli if Tianwei Baobian fails to exercise the right to subscribe for newly issued ordinary shares of us for any reason within 300 days after completion of our initial public offering and the listing of our ADSs on the NYSE. The price will be decided by mutual agreement between Tianwei Baobian and us based on the then fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and in accordance with the requirements of relevant laws and regulations of the PRC. If the purchase of Tianwei Baobian’s equity interest in Tianwei Yingli is required to be paid in cash, we may not be able to obtain adequate funding in time and on terms acceptable to us, if at all, to pay for such purchase price. In addition, we may decide to issue new shares to raise the funds required to pay the purchase price to Tianwei Baobian. If we choose to do so, the equity interest you hold in us may be substantially diluted immediately upon our issuance of new shares.

          Tianwei Baobian has significant influence over Tianwei Yingli, our principal operating entity, from which we derive substantially all of our revenue and earnings, and Tianwei Baobian may influence Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli, which could result in a material adverse effect on our or Tianwei Yingli’s business prospects, financial condition and results of operations. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our other shareholders.
      Tianwei Baobian currently owns a 37.87% equity interest in Tianwei Yingli, our principal operating entity from which we derive substantially all of our revenue and earnings, and is expected to own a 26.4% equity interest in Tianwei Yingli upon completion of the equity contribution to Tianwei Yingli of a part of the proceeds from this offering and the proceeds from the Series B and other financings. Tianwei Baobian has significant influence over Tianwei Yingli through its board representation in Tianwei Yingli and other rights in accordance with the joint venture contract with us and the articles of association of Tianwei Yingli.
      Tianwei Baobian is entitled to appoint three of the seven directors of Tianwei Yingli. Tianwei Baobian is also entitled to appoint a director to serve as the chairperson of the board of Tianwei Yingli. Tianwei Baobian may have different views and approaches with respect to the management and operation of Tianwei Yingli from those of us. Tianwei Baobian may disagree with us in the management and operation of Tianwei Yingli and may vote against actions that we believe are in the best interest of Tianwei Yingli or us. For example, directors appointed by Tianwei Baobian may vote against matters that require unanimous approval of all directors. Directors appointed by Tianwei Baobian may also hinder or delay adoption of relevant resolutions by not attending a board meeting, thereby preventing achievement of a quorum and forcing the meeting to be postponed for no more than seven days. See “Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Board of Directors.” Due to Tianwei Baobian’s ability to exercise influence over Tianwei Yingli through its appointed directors, and through its other rights under the joint venture contract, any significant deterioration of our relationship or our disagreement with Tianwei Baobian may cause disruption to Tianwei Yingli’s business, which could in turn result in a material adverse effect on our business prospects, financial condition and results of operations.
      Tianwei Baobian may also have disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian’s right to subscribe for ordinary shares newly issued by us in exchange for its equity interest in Tianwei Yingli. Except in limited circumstances, we may not be able to unilaterally terminate the joint venture contract in the event of such disagreement or dispute even if such termination would be in our best interest. See “Restructuring — Joint Venture Contract — Unilateral Termination of the Joint Venture Contract.” Any such disputes may result in costly and time-consuming litigations or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.
      In addition, Tianwei Baobian may transfer all or a part of its equity interest in Tianwei Yingli pursuant to the joint venture contract entered into between Tianwei Baobian and us. If we fail to exercise our right of first refusal in accordance with the procedures set forth in the joint venture contract and are thus deemed to have consented to any such proposed transfer by Tianwei Baobian to a third party or if Tianwei Baobian transfers its equity interest in Tianwei Yingli to its affiliates, such third party or such Tianwei Baobian’s affiliate will become a holder of Tianwei Yingli’s equity interest. The interests of such third party or such Tianwei Baobian’s affiliate may not be aligned with our interests or the interest of Tianwei Yingli. See “Restructuring — Joint Venture Contract — Transfer of Equity Interests in Tianwei Yingli — Right of First Refusal.”
      Furthermore, Tianwei Baobian may exercise the subscription right, and if it exercises the subscription right, it will become a significant shareholder of us. Once Tianwei Baobian becomes our shareholder, it will have significant influence over our and Tianwei Yingli’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our or Tianwei Yingli’s assets, election of directors and other significant corporate actions. If Tianwei Baobian becomes our shareholder, its interests may not be aligned with the interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our ADSs.
          Negative rumors or media coverage of Tianwei Baobian, our affiliates or business partners could materially and adversely affect our reputation, business, financial condition and the price of our ADSs.
      There has been negative media coverage concerning the corporate affairs of Tianwei Baobian. For example, in October 2006, there were news articles containing allegations, among others, that Tianwei Baobian had materially overstated its results of operations related to the export sales of Tianwei Yingli’s PV product components and its local tax rates in its published financial statements. Since Tianwei Baobian and we together hold all of Tianwei Yingli’s equity interests, such media coverage, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business, financial condition and the price of our ADSs. We cannot assure you that there will not be similar or other negative rumors or media coverage related to Tianwei Baobian, our affiliates or business partners in the future.
          We have no legal right to prevent Tianwei Baobian from entering into a competing business with us and if Tianwei Baobian chooses to do so, our business, prospects, financial condition and results of operations could be adversely affected.
      Our joint venture contract with Tianwei Baobian and Tianwei Yingli’s articles of association do not impose non-competition restrictions upon Tianwei Baobian. Tianwei Baobian’s current principal business is the manufacture of large electricity transformers but Tianwei Baobian may enter into the PV business directly or through acquisitions of or strategic alliances with an entity that is engaged in PV business. For example, on December 1, 2006, Tianwei Baobian announced that it acquired a controlling interest in a manufacturer of PV products in Tibet. If Tianwei Baobian chooses to further expand into the PV business, including the manufacture of polysilicon ingots and wafers, PV cells or PV modules, it may compete with us for both supply of polysilicon and customers and we may not have any legal right to prevent Tianwei Baobian from doing so. Because of Tianwei Baobian’s familiarity with and its ability to influence Tianwei Yingli’s business, competition from Tianwei Baobian could have a material adverse effect on our business, prospects, financial condition and results of operations.
          The grant of employee share options and other share-based compensation could adversely affect our net income.
      We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 the amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 5,525,415 of our ordinary shares. As of the date of this prospectus, we have granted to four executive officers options to purchase 610,929 ordinary shares in the aggregate and an aggregate of 2,621,060 restricted shares to the trustee for the benefit of 70 directors, officers and employees. Subject to the completion of this offering, we will grant options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee. In accordance with the Financial Accounting Standards Board, or FASB, Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS No. 123R, we account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

          Our results of operations are difficult to predict, and if we do not meet the market expectations, the price of our ADSs will likely decline.
      Our results of operations are difficult to predict and may fluctuate from time to time. It is possible that our results of operations in some reporting periods will be below market expectations. Our results of operations will be affected by a number of factors as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.” If our results of operations for a particular reporting period are lower than the market expectations for such reporting period, investors are likely to react negatively, and as a result, the price of our ADSs may materially decline.
          Evaluating our business and prospects may be difficult because of our limited operating history.
      There is limited historical information available about us upon which you can base your evaluation of our business and prospects. We started selling PV modules in January 2003 and have experienced a high growth rate since then. As a result, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods and at higher volumes. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.
          Our lack of patent protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.
      We do not have, and have not applied for, any patents for our proprietary technologies whether inside or outside of China, but relies primarily on trade secret protections, employment agreements and third party confidentiality agreements to safeguard our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.
      We have exported, and expect to continue to export, a substantial portion of our PV products outside China. Because we do not have, and have not applied for, any patents for our proprietary technologies outside of China, it is possible that others may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we export our PV modules. If any third parties are successful in obtaining patents for technologies that are substantially equivalent to or the same as our proprietary technologies in any of our markets before we are and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties or redesign such products with non-infringing technologies, our business, results of operations and financial condition will be materially and adversely affected.

          We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
      Our success depends, in large part, on our ability to use and develop technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. The steps we take in our product development to ensure that we are not infringing the existing intellectual property rights of others, such as review of related patents and patent applications prior to our product developments, may not be adequate. While we are not currently aware of any action pending or threatened against us, we may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our PV modules or subject us to injunctions prohibiting the manufacture and sale of our PV modules or the use of our technologies. Protracted litigation could also cause our customers or potential customers to defer or limit their purchase or use of our PV modules until the resolution of such litigation.
          Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, and our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.
      Our future success depends substantially on the continued services of our executive officers, especially Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our chief financial officer, Seok Jin Lee, our chief operating officer and Guoxiao Yao, our chief technology officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.
      Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to continuously improving our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.
          If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
      We will be subject to reporting obligations under the U.S. federal securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may be unable to attest to our management’s assessment or may issue an adverse report if it is not satisfied that our internal controls over financial reporting are operating effectively. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
      Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 through December 31, 2006, our independent auditors identified a number of significant control deficiencies in our internal control procedures which, in the judgment of our independent auditors, adversely affect our ability to initiate, authorize, record, process and report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our consolidated financial statements that is more than inconsequential will not be prevented or detected. Specifically, the significant control deficiencies identified by our independent auditors consist of: (i) the lack of clear procedures, timetables, segregation of duty and review in the financial reporting process, (ii) failure to regularly reconcile the balances of accounts receivable and customer prepayments as recorded in our books and records with our customers, (iii) the lack of sub-ledgers to classify sales transactions by customer, (iv) the lack of process and related controls procedures relating to the recognition of accounts payable and reduction of advance payments, (v) failure to properly record all related party transactions and periodically update the list of such transactions and (vi) failure to properly record the transfer of construction-in-progress to fixed assets on our financial statements. None of the significant deficiencies discovered by our auditors were, individually or in combination with one another, material weaknesses as described in Audit Standard No. 2, An Audit of Internal Control over Financial Reporting Performed in conjunction with an Audit of Financial Statements, of the Public Company Accounting Standards Board, and they were not related to any fraudulent acts. In the past, we also had certain material weaknesses, which have since been remedied other than the remaining significant deficiencies discussed above.
      In order to remedy the remaining significant deficiencies, we are undertaking several measures to further improve our internal control over financial reporting. We appointed a new chief financial officer and a new financial controller in the fourth quarter of 2006, both of whom have experience with and knowledge of U.S. GAAP. In October 2006, we hired Protiviti, an outside consulting firm, to review our internal control processes, policies and procedures in order to assist us in identifying weaknesses in our internal control over financial reporting. We plan to provide further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP. We are also adopting and implementing additional policies and procedures, including an enterprise resource planning system, to strengthen our internal controls over financial reporting. We plan to remedy these significant deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
          Failure to manage our growth, or otherwise develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our fast growth could result in a material adverse effect on our business, prospects, financial condition and results of operations.
      Our business and operations have been expanding rapidly. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our fast growth as well as to hire and integrate qualified employees into our organization. It is challenging for us to hire, integrate and retain qualified employees in key areas of operations, such as engineers and technicians who are familiar with the PV industry. The disclosure and other ongoing obligations associated with becoming a public company will also increase the challenges to our finance and accounting team. It is possible that our existing risk monitoring and management system, which recently underwent further development as a result of our fast growth and in anticipation of this offering, could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.
          Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and supervision of our business operations.
      Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes and are required to comply with national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements and has all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “PRC Government Regulations — Environmental Regulations.”
          The ordinary shares underlying the ADSs you purchase in this offering could become redeemable by us without your approval.
      The ordinary shares underlying the ADSs in our issued and outstanding share capital have not been issued on the express terms that they are redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.
          Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
      On May 11, 2007, we adopted our third amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated articles of association, authorized the issuance of ordinary shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

          A simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value and may determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to other such shares.
      Under our new articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to the Company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of our ADSs.
          The quorum for the general meeting of our shareholders is one-third of our issued voting shares. Accordingly, shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
      The quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. Therefore, subject to obtaining the requisite approval from a majority of the shareholders so present, a shareholder resolution may be passed at our shareholder meetings without the presence of the majority of our shareholders present in person or by proxy. Such rights by the holders of the minority of our shares may discourage investors from making an investment in us, which may have a material adverse effect on the price of our ADSs.
          If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented.
      Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of our board of directors or by any shareholder present in person or by proxy holding at least 10% of the total voting rights of all shareholders having the right to vote at the meeting. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented.
          Our special U.S. counsel is unable to opine as to whether we are a passive foreign investment company.
      We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, and we expect to operate in such a manner so as not to become a PFIC, although there can be no assurance in this regard. However, because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of gross income that we earn, this determination is beyond the scope of legal counsel’s role, and our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Risks Related to Doing Business in China
          Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
      Our business is based in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
      While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
      The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
      Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.
          Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
      We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign equity joint venture companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
          Our failure to obtain the prior approval of the China Securities Regulatory Commission of the listing and trading of our ADSs on the NYSE could significantly delay this offering or could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs, and may also create uncertainties for this offering.
      On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, has, among others, some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, the CSRC published on its official website a notice specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. The application of this new PRC regulation and the notice remains unclear and there currently is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.
      Our PRC counsel, Fangda Partners, has advised us the following, based on their understanding of the current PRC laws, regulations, rules and the procedures announced on September 21, 2006:

•	the CSRC has jurisdiction over our offering;

•	given that we completed the transfer of our controlling equity interest in Tianwei Yingli before September 8, 2006, the date on which the new regulation became effective, it is not necessary for us to submit an application to the CSRC to obtain its approval of the listing and subsequent trading of our ADSs on the NYSE; and

•	if an application for the CSRC approval is required, we have a justifiable basis to request a waiver from the CSRC, if and when such procedures are established to obtain such a waiver.
      A copy of Fangda Partners’ legal opinion regarding this new PRC regulation is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the United States Securities and Exchange Commission, or the SEC, at www.sec.gov.
      If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until such approval is obtained, which may take several months. In addition, we may face regulatory or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring or encouraging us to halt this offering before settlement and delivery of the ADSs being offered in this offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery the ADSs being offered in this offering, you would be doing so at the risk that settlement and delivery may not occur.
      If the CSRC requires that we obtain its approval subsequent to the offering, we may not be in a position to obtain such approval or a waiver from such requirement. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the price of our ADSs.

          Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.
      In 2005, the SAFE issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005. It requires PRC residents to register with and/or receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by Yingli Power Holding Company Ltd., whose controlling shareholder is Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements imposed by SAFE Notice 75.
      Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Within 30 days of this offering, Mr. Miao will be required to submit an application for additional amendment to his SAFE registration in connection with this offering and he has advised us that he intends to submit this application. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings as required under the SAFE Notice 75 and its implementing rules. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation.
      If Mr. Miao or any of our other beneficial owners who are PRC residents fails to comply with the registration procedures set forth in SAFE Notice 75, Mr. Miao or such beneficial owner who is a PRC resident could be subject to fines and legal penalties and Tianwei Yingli could face restrictions on its foreign currency exchange activities, including the payment of dividends and other distributions to its equity interest holders and Tianwei Yingli’s ability to receive capital from us. Any of these events could materially and adversely affect our results of operations, acquisition opportunities, financing alternatives and our ability to pay dividends to our shareholders.
      See “PRC Government Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”
          A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiary in China, which could have a material adverse effect on our results of operations.
      Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualifies as a “high and new technology enterprise” and as a result, has been entitled to a preferential income tax rate of 15.0% through 2007. In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and the related implementing rules, as a foreign invested enterprise primarily engaged in manufacturing, Tianwei Yingli is entitled to a two-year exemption from the 15.0% enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are currently expected to be 2007 and 2008 for purposes of relevant PRC tax regulations. Tianwei Yingli will thereafter be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, or until 2011. Yingli Green Energy would also be exempted from the withholding tax on dividends it receives from Tianwei Yingli.
      On March 16, 2007, the PRC Enterprise Income Tax Law was enacted, and will become effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC are scheduled to expire. The PRC Enterprise Income Tax Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the current tax exemption, reduction and preferential treatments which are applicable only to foreign-invested enterprises. However, any enterprises established before the promulgation of the PRC Enterprise Income Tax Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of tax losses, it shall be deemed to commence in 2008.

      Under the PRC Enterprise Income Tax Law, “high and new technology enterprises strongly supported by the State” would be entitled to a preferential tax rate of 15%, but the PRC Enterprise Income Tax Law does not define “high and new technology enterprises strongly supported by the State.” Unlike the FIE Income Tax Law, the PRC Enterprise Income Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and does not specifically exempt withholding tax on dividend payable to foreign investors. Although the PRC Enterprise Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published.
      Under the PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the PRC Enterprise Income Tax Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, Yingli Green Energy may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income.
      Under the PRC Enterprise Income Tax Law, Tianwei Yingli will continue to be entitled to the two-year exemption and three-year half reduction preferential treatment with respect to enterprise income tax for the period from 2007 to 2011 or, if it fails to record profits in 2007, it will continue to be entitled to such exemption and preferential treatment for the period from 2008 to 2012. However, because the PRC State Council has not promulgated the detailed rules for the PRC Enterprise Income Tax Law, we cannot assure you that Tianwei Yingli will be able to qualify as a “high and new technology enterprises strongly supported by the State” and thus be entitled to a preferential income tax rate of 15%, or that Yingli Green Energy will not be considered a “resident enterprise” under the PRC Enterprise Income Tax Law, and we also cannot assure you that the withholding tax on our dividends from Tianwei Yingli will be exempted or reduced. If Tianwei Yingli fails to qualify as a “high and new technology enterprises strongly supported by the State” and therefore is not entitled to a preferential tax rate of 15%, or Yingli Green Energy is considered a “resident enterprise” under the PRC Enterprise Income Tax Law and is therefore subject to the PRC enterprise income tax at the rate of 25% on its global income, or the withholding tax on our dividends from Tianwei Yingli are not exempted or reduced, our results of operations and financial condition would be materially and adversely affected.
          We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, Tianwei Yingli, and limitations on Tianwei Yingli’s ability to pay dividends to us could have a material adverse effect on our business and results of operations.
      We are a holding company, and we rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, Tianwei Yingli, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Tianwei Yingli incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
      As an entity established in China, Tianwei Yingli is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Following its conversion into a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2006, such restricted reserves of Tianwei Yingli amounted to RMB 14.4 million (US$1.9 million) and our accumulated profits that were unrestricted and were available for distribution amounted to RMB 283.6 million (US$36.7 million). Tianwei Yingli’s restricted reserves are not distributable as cash dividends. In addition, if Tianwei Yingli incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of Tianwei Yingli to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from Tianwei Yingli, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.
          Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
      The change in the value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the Renminbi has appreciated against the U.S. dollar by approximately 5.7% as of December 31, 2006 and approximately 6.7% as of March 31, 2007. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. In addition, as we rely entirely on dividends paid to us by Tianwei Yingli, any significant foreign currency exchange rate fluctuations of the Renminbi may have a material adverse effect on our reported revenues and financial condition as well as the value of, and any dividends payable on, our ADSs in foreign currency. In addition, to the extent that Tianwei Yingli needs to convert U.S. dollars it receives from this offering in the form of capital contribution or shareholder loan from us into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount it receives from the conversion. Conversely, if Tianwei Yingli decides to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount it distributes to us.
          Restrictions on currency exchange may limit our ability to receive dividends from Tianwei Yingli and Tianwei Yingli’s ability to obtain overseas financing.
      Tianwei Yingli may convert a portion of Renminbi held by it into foreign currencies to meet its foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, Tianwei Yingli is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of dividends.
      Foreign exchange transactions by Tianwei Yingli continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Tianwei Yingli borrows foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of the SAFE. These limitations could affect Tianwei Yingli’s ability to obtain additional equity or debt funding that are denominated in foreign currencies.
          PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to Tianwei Yingli.
      Any capital contributions or loans that we, as an offshore entity, make to Tianwei Yingli, including from the proceeds of this offering, are subject to PRC regulations. For example, any of our loans to Tianwei Yingli cannot exceed the difference between the total amount of investment Tianwei Yingli is approved to make under relevant PRC laws and the registered capital of Tianwei Yingli, and must be registered with the local branch of the SAFE as a procedural matter. In addition, our capital contributions to Tianwei Yingli must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to Tianwei Yingli or to fund its operations may be negatively affected, which could adversely affect Tianwei Yingli’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.
      Our capital contributions and, in limited circumstances, loans, to Tianwei Yingli are also subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Restructuring — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital.”
          We face risks related to health epidemics and other outbreaks.
      Our business could be adversely affected by the effects of avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak in China or elsewhere in the world. China reported a number of cases of SARS in April 2003. Since 2004, there have been reports on the occurrences of avian flu in various parts of China, including several confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China or other key markets of us may have a material adverse effect on our business operations. These could affect our ability to travel or export our products outside of China or import raw materials, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business and operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to Our ADSs and This Offering
          There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.
      Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our application to list our ADSs on the NYSE has been approved. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.
      The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.
          The market price for our ADSs may be volatile.
      The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
      In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
          Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
      If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$8.31 per ADS, representing the difference between our net tangible book value per ADS as of March 31, 2007, after giving effect to this offering and the midpoint initial public offering price range of US$12.00 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.
          Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
      Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 126,923,609 ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering (except the ordinary shares to be held by Deutsche Bank AG and the underlying investors of the mandatory exchangeable notes, which are not subject to such lock-up) will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the sole global coordinator. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
          Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
      Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares — Deposit and Withdrawal” and “Description of American Depositary Shares — Your Right to Receive the Shares Underlying Your ADRs.”
      Under our new articles of association, the minimum notice period required to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
          The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
      Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to provide the depositary with the notice of meeting and related voting materials at least 30 days prior to the date of such shareholders’ meeting;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse effect on shareholders; or

•	voting at the meeting is made on a show of hands.
      The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.
          You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.
      The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts are made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.
          You may be subject to limitations on transfers of your ADSs.
      Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

          As a holder of our ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of our ADSs, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
      In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
          We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
      Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
      As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.
          You may have difficulty enforcing judgments obtained against us.
      We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”
          We have not determined any specific use for a portion of the net proceeds to us from this offering to be used by Tianwei Yingli and we may cause Tianwei Yingli to use such portion of the net proceeds in ways with which you may not agree.
      We have not allocated a portion of the net proceeds to us from this offering to be used by Tianwei Yingli to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds we receive from this offering. Such proceeds may be used for corporate purposes that do not improve our profitability or increase our share price and may also be placed in investments that do not produce income or that may lose value.
          We will incur increased costs as a result of being a public company.
      As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NYSE, requires changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
      In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our PV products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of PV modules and polysilicon;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion.

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products, other renewable energy systems and conventional energy suppliers.
      This prospectus also contains data related to the PV market worldwide and in China. These market data, including market data from Solarbuzz, a solar energy research and consulting firm, and PV Status Report by the European Commission, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the PV market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately US$290.4 million, after deducting underwriting discount and estimated offering expenses payable by us, and assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$25.0 million, after deducting the underwriting discount and estimated aggregate offering expenses payable by us and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
      We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$252.4 million to make an equity contribution to Tianwei Yingli, which would, subject to obtaining relevant PRC regulatory approvals and registrations, increase our equity interest in Tianwei Yingli from 70.11% (following our completion of relevant PRC registration procedures for the injection into Tianwei Yingli of the proceeds from the Series B and other financings) to approximately 73.6% immediately following such equity contribution, and

•	US$38 million to redeem all of the outstanding mandatory redeemable bonds issued by us on November 13, 2006 to Yingli Power, our controlling shareholder.

      We intend to procure Tianwei Yingli to use the proceeds from our equity contribution in the amount of US$252.4 million for the following purposes:

•	approximately US$200.0 million to fund a majority of the planned expansion of Tianwei Yingli’s manufacturing capacity for the production of polysilicon ingots and wafers, PV cells and PV modules each to reach 400 megawatts by the end of 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures” for more details;

•	approximately US$50.0 million to purchase, or prepay for, raw materials; and

•	the remaining amount for other general corporate purposes, such as potential strategic acquisitions of, or investments in, businesses, products and technologies that we believe will complement our current operations and strategies, although we are not currently in discussion with any parties regarding any such transaction.
      The following table sets forth a summary of the outstanding mandatory redeemable bonds issued by us on November 13, 2006, to Yingli Power, our controlling shareholder, all of which (including any accrued interest) we intend to repay using part of the proceeds we will receive from this offering:

		Principal
Date of issuance	Maturity date	amount		Interest rate	Use of proceeds(1)

November 13, 2006	November 16, 2008	US$	38,000,000	Floating rate, based on the British Bankers Association Interest Settlement Rate for deposits in U.S. dollars	• Up to US$79,000,000, to make additional equity contribution to Tianwei Yingli and increase our equity interest in Tianwei Yingli
					• Up to US$4,500,000 for interest payments under the mandatory redeemable bonds and the mandatory convertible bonds; and
					• The remaining balance for general corporate purposes

Note:

(1)	Determined on an aggregated basis with the mandatory convertible bonds in the principal amount of US$47,000,000.

     We have not yet finalized all of our anticipated expenditures and therefore cannot provide definitive estimates of the exact amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.
      Pending the use of our net proceeds, we intend to place the net proceeds in short-term bank deposits.
      Since we are an offshore holding company, we will need to make capital contributions or loans to Tianwei Yingli such that the net proceeds of the offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations, and, in limited circumstances, consent of Tianwei Baobian, holder of the minority equity interest in Tianwei Yingli. Tianwei Baobian has consented to the use of proceeds described above. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to Tianwei Yingli.”
      We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Other than as set forth above, we will not pay to any of our affiliates any of the proceeds received by us from the issuance and sale of ADSs.

CAPITALIZATION
      The following table sets forth our preferred shares and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares as of March 31, 2007 into 32,486,458 of our ordinary shares upon completion of this offering and (ii) the automatic conversion of all of our outstanding mandatory convertible bonds into 5,497,433 of our ordinary shares upon completion of this offering, which is based on a 3.73% effective equity interest in Tianwei Yingli and the number of our ordinary shares outstanding as of March 31, 2007 on a diluted basis, which reflects the assumption that 2,800,147 ordinary shares would be issued upon the exercise of the Series B warrants prior to the completion of this offering; and

•	on a pro forma, as adjusted basis to give effect to (i) the events listed in the preceding paragraph, (ii) the automatic redemption of all of our outstanding mandatory redeemable bonds upon completion of this offering, (iii) the exercise of a warrant granted to an affiliate of the Series A preferred shareholder on May 23, 2007 to purchase 678,811 ordinary shares at an exercise price of US$2.10 per share, (iv) the decrease of 157,345 ordinary shares in the number of ordinary shares required to be issued upon automatic conversion of all of our outstanding mandatory convertible bonds upon completion of this offering due to the signing of an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder, which rendered the Series B warrants not exercisable and, as a result, would decrease the total number of ordinary shares outstanding, for purposes of determining the number of ordinary shares to be issued upon conversion of the mandatory convertible bonds and (v) the issuance and sale of 26,550,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discount and estimated aggregate offering expenses payable by us.

      The pro forma and pro forma, as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007

					Pro forma, as
	Actual		Pro forma(1)		adjusted(1)

	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Short-term borrowings:
Short-term borrowings	731,949	94,773	731,949	94,773	731,949	94,773
Borrowings from related parties	28,570	3,699	28,570	3,699	28,570	3,699

Total short-term borrowings	760,519	98,472	760,519	98,472	760,519	98,472

Long-term borrowings:
Mandatory redeemable bonds payable to Yingli Power	292,460	37,868	292,460	37,868	—	—
Mandatory convertible bonds payable to Yingli Power	361,726	46,836	—	—	—	—

Total Long-term borrowings	654,186	84,704	292,460	37,868	—	—

Series A redeemable convertible preferred shares, US$0.01 par value, 8,081,081 shares authorized, issued and outstanding as of March 31, 2007 (redemption value of US$23,133,600), nil shares issued and outstanding pro forma and pro forma, as adjusted;	136,899	17,726	—	—	—	—

	As of March 31, 2007

					Pro forma, as
	Actual		Pro forma(1)		adjusted(1)

	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Series B redeemable convertible preferred shares, US$0.01 par value, 24,405,377 shares authorized, issued and outstanding as of March 31, 2007 (redemption value of US$160,480,003), nil shares issued and outstanding pro forma and pro forma, as adjusted;(2)	929,775	120,387	—	—	—	—
Shareholders’ equity:
Ordinary shares, US$0.01 par value, 967,513,542 shares authorized and 61,868,252 shares issued and outstanding (1), 99,852,143 shares issued and outstanding pro forma and 126,923,609 pro forma, as adjusted, respectively	4,905	635	7,843	1,016	9,937	1,287
Additional paid-in capital(3)	124,111	16,070	1,549,573	200,638	3,804,269	492,577
Accumulated other comprehensive income	18,139	2,349	18,139	2,349	18,139	2,349
Retained earnings(4)	891	115	891	115	891	115

Total shareholders’ equity(3)	148,046	19,169	1,576,446	204,118	3,833,236	496,328

Total capitalization(3)(5)	1,868,906	241,986	1,868,906	241,986	3,833,236	496,328

(1)	Excludes 3,186,989 ordinary shares issuable upon the exercise of options outstanding or vesting of stock awards and 207,065 ordinary shares reserved for future issuance under our 2006 stock incentive plan as of March 31, 2007.

(2)	Excludes the warrants issued to the Series B preferred shareholders, which have been rendered not exercisable under an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investment (Mauritius) Pte Ltd., the lead Series B preferred shareholder.

(3)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$25.0 million.

(4)	Includes a restricted reserve of RMB 14.4 million (US$1.9 million), which may not be distributed as cash dividends under PRC regulations.

(5)	Total capitalization consists of long-term borrowings, Series A redeemable convertible preferred shares, Series B redeemable convertible preferred shares, and shareholders’ equity.

DILUTION
      If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
      Our net tangible book value as of March 31, 2007 was approximately RMB 1,375.1 million (US$178.0 million) or RMB 13.70 (US$1.77) per ordinary share and per ADS. Net tangible book value represents our total consolidated assets, minus the amount of our total consolidated intangible assets, total consolidated liabilities (adjusted for the automatic conversion of the mandatory convertible bonds payable to Yingli Power) and minority interest. Our net tangible book value per share as of March 31, 2007 is calculated as our net tangible book value as of March 31, 2007, without taking into account any other changes in such net tangible book value after March 31, 2007, divided by the number of ordinary shares outstanding at March 31, 2007, adjusted for (i) the automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into 37,826,546 ordinary shares upon the completion of this offering and (ii) the exercise of the Series A outstanding warrant held by Fairdeal Development Ltd. on May 23, 2007 to purchase 678,811 of our ordinary shares.
      Without taking into account any other changes in such net tangible book value after March 31, 2007 except for (i) the automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into 37,826,546 ordinary shares upon completion of this offering; (ii) the exercise of the outstanding Series A warrant on May 23, 2007 to purchase 678,811 ordinary shares; and (iii) the issuance and sale of 26,550,000 ordinary shares in the form of ADSs offered by us in this offering, at the assumed initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discount and estimated aggregate offering expenses of this offering payable by us, our pro forma net tangible book value as of March 31, 2007 would have increased to US$468.4 million or US$3.69 per ordinary share and per ADS. This represents an immediate increase in net tangible book value of US$1.92 per ordinary share and per ADS to the existing shareholder and an immediate dilution in net tangible book value of US$8.31 per ordinary share and per ADS to investors purchasing ADSs in this offering.
      The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$	12.00
Net tangible book value per ordinary share as of March 31, 2007	US$	1.77
Increase in net tangible book value per ordinary share and per ADS attributable to this offering	US$	3.69
Amount of dilution in net tangible book value per ordinary share and per ADS to new investors in this offering	US$	8.31
      A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering of by US$0.20 per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in the offering by US$0.80 per ordinary share and per ADS, assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.
      The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

      The following table summarizes, on a pro forma basis as of March 31, 2007, the differences between existing shareholders, including the holders of all of our outstanding preferred shares and mandatory convertible bonds, both of which are automatically convertible into ordinary shares upon the completion of this offering, and the holders of all outstanding warrants to purchase our ordinary shares, which are exercisable upon or prior to the completion of this offering, and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary shares						Average
	purchased			Total consideration			price per		Average
							ordinary		price per
	Number		Percent	Amount		Percent	share		ADS

	(in thousands, except per share and per ADS data and percentages)
Existing shareholders	100,374		79.1%	U	S$178,021	35.8%	US$	1.77	US$	1.77
New investors	26,550		20.9		318,600	64.2		12.00		12.00

Total	126,924	(1)	100.0%	U	S$496,621	100.0%	US$	3.91	US$	3.91

(1)	Assumes automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into ordinary shares and the exercise of the outstanding Series A warrant to purchase ordinary shares as of March 31, 2007.
     The discussion and table above also assumes no exercise of any outstanding options under the 2006 stock incentive plan. As of the date of this prospectus, we granted 610,929 options and 2,621,060 restricted shares and subject to the completion of this offering, will grant another 115,000 options under the 2006 stock incentive plan.
      A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$26.6 million, US$26.6 million and US$0.21, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

DIVIDEND POLICY
      Since its incorporation, Yingli Green Energy has never declared or paid any dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. Yingli Green Energy currently intends to transfer most, if not all, of its available funds to Tianwei Yingli for the operation and expansion of Tianwei Yingli’s business.
      As a holding company, Yingli Green Energy relies on dividends paid to it by Tianwei Yingli, a Sino-foreign equity joint venture company established in the PRC, for its cash requirements, including the funds necessary to pay dividends to Yingli Green Energy’s shareholders, and to service any debt it may incur and pay its operating expenses. In China, the payment of dividends is subject to limitations. Under PRC laws and regulations and under the joint venture contract with Tianwei Baobian, the maximum amount of dividend payable to Tianwei Yingli’s equity interest holders is calculated based on its retained earnings as set forth in Tianwei Yingli’s statutory financial statements, which are prepared under accounting principles generally accepted in the PRC, and prior to the payment of dividends, Tianwei Yingli is required to pay income taxes according to PRC laws and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and welfare fund each at a percentage decided by the board each fiscal year.
      Any dividends paid by Tianwei Yingli are required to be distributed to Tianwei Baobian and Yingli Green Energy in proportion to their respective equity interest in Tianwei Yingli. Tianwei Yingli may not distribute any profit to its equity interest holders until any losses incurred in previous fiscal years are fully recovered. As a result of these PRC laws and regulations, Tianwei Yingli is restricted in its ability to transfer its net profit to us in the form of dividends.
      Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

EXCHANGE RATE INFORMATION
      Our business is primarily conducted in China and a portion of our revenues are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB 7.7232 to US$1.00, the noon buying rate in effect as of March 30, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 21, 2007, the noon buying rate was RMB 7.6656 to US$1.00.
      The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon buying rate

Period	Period end	Average(1)	High	Low

	(RMB per US$1.00)
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1936	8.0702	8.2765
2006	7.8041	7.9720	7.8041	8.0702
November	7.8340	7.8622	7.8303	7.8750
December	7.8041	7.8219	7.8041	7.8350
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May (through May 21)	7.6656	7.6893	7.6636	7.7065

Note:

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period. Quarterly averages are calculated using the average of the monthly rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES
      We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
      However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.
      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
      Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
      We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
      Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.
      Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments, which do not otherwise violate basic legal principles, state sovereignty, safety or social public interest of the PRC, in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would recognize and enforce judgments rendered by U.S. courts.

RESTRUCTURING
Our Shareholding and Corporate Structure
      The following chart sets forth our main operational and shareholding structure immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Notes:

(1)	Mr. Liansheng Miao, our chairperson and chief executive officer, owns all of the issued and outstanding share capital of Yingli Power and is the sole director of Yingli Power. Mr. Miao is also vice chairperson and chief executive officer of Tianwei Yingli. The principal business of Yingli Power is holding of investment securities in Yingli Green Energy. Mr. Miao beneficially owns 100% equity interest in Yingli Group, which transferred its controlling equity interest in Tianwei Yingli to us. Upon completion of this offering, Mr. Miao’s family trust will own all of the issued and outstanding share capital of Yingli Power.

(2)	Indicates jurisdiction of incorporation.

(3)	Currently include (i) Inspiration Partners Limited, the holder of all of our outstanding Series A preferred shares, (ii) Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd., and 13 other investors that hold our Series B preferred shares, (iii) holders of the mandatory exchangeable notes issued by Yingli Power, our controlling shareholder, whose terms substantially mirror the mandatory convertible bonds issued by us to Yingli Power on the same date and which are mandatorily exchangeable into our ordinary shares and (iv) China Sunshine Investment Co., Ltd. and Fairdeal Development Ltd., holders of our ordinary shares. All outstanding Series A preferred shares, Series B preferred shares and mandatory exchangeable notes are automatically convertible or exchangeable into our ordinary shares upon completion of this offering. 11 of our Series B preferred investors hold warrants to purchase our ordinary shares prior to this offering, but these warrants have been rendered not exercisable under an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder. See “— Private Equity Investments and Other Financings Following the Restructuring” and “Principal and Selling Shareholders.”

(4)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., a wholly state-owned limited liability company established in the PRC, which is in turn controlled by the State-asset Administration and Supervision Committee of the Baoding Municipal Government in Hebei Province of the PRC.

(5)	Indicates the percentage as of the date of this prospectus. The equity interests in Tianwei Yingli held by us and Tianwei Baobian would change to 70.11% and 29.89%, respectively, upon our completion of relevant PRC registration procedures for the additional equity contribution of US$118 million in the aggregate from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds, the mandatory convertible bonds and the Series B preferred shares into the registered capital of Tianwei Yingli. See “— Private Equity Investments and Other Financings Following the Restructuring.” Upon completion of the equity contribution to Tianwei Yingli of a part of the proceeds from this offering and the related PRC approval and registration procedures, the equity interests in Tianwei Yingli held by Yingli Green Energy and Tianwei Baobian would change to 73.6% and 26.4%, respectively.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems. See “Business — Overview.”

(7)	The principal business of Chengdu Yingli is sale and installation of PV systems. The remaining 36% equity interest of Chengdu Yingli is owned by Shiqian Chen, Xiao Wei, Jiafu Yu and Shiguang Du, each owning 9%. We established Chengdu Yingli with these four individuals to ensure their cooperation in providing their expertise in installing PV systems in high-altitude areas of Sichuan Province. Mr. Chen is a director of Chengdu Yingli, and Messrs. Wei, Yu and Du are its executive officers. None of these individuals is otherwise affiliated with us.

(8)	The principal business of Tibetan Yingli is assembly of PV modules and sale and installation of PV systems. The remaining 50% equity interest of Tibetan Yingli is owned, as to 30%, by Weiping Yu, vice chairperson of Tibetan Yingli and, as to the other 20%, by Tibetan Energy Demonstration Center, an entity wholly owned by the Tibetan Bureau of Technology, a Tibetan government agency. Tibetan Yingli was initially established as a joint venture enterprise with the Tibetan Bureau of Technology, through the Tibetan Energy Demonstration Center, in order to comply with a mandate of the Tibetan government to foster regulated competition in its solar energy industry. Neither Mr. Yu nor Tibetan Energy Demonstration Center is otherwise affiliated with us.

(9)	Since its establishment in January 2006, Baoding Yingli has not engaged in any business and we are in the process of dissolving it. The remaining 49% equity interest of Baoding Yingli is owned by Northeast Trading Co., Ltd. (Japan), which is not our affiliate.

(10)	The principal business of Tibet Keguang is assembly of PV modules. The remaining 1% equity interest of Tibet Keguang is owned by Huasheng Deng, who is not our affiliate.
Our History
      Our predecessor and current principal operating subsidiary, Tianwei Yingli, was established as a PRC limited liability company in August 1998. The initial holders of equity interests in Tianwei Yingli included Baoding Yingli Group Co., Ltd., or Yingli Group, and Baoding Gaoxin District Development Co., Ltd., a PRC company engaged in project investment and development in the national high-tech zone in the Baoding area which is wholly owned by the Management Committee of Baoding Gaoxin District, a local government agency. Mr. Liansheng Miao is the founder of Yingli Group and currently holds 100% equity interest in Yingli Group. Through a series of equity transfers among holders of Tianwei Yingli’s equity interests and additional equity contributions into Tianwei Yingli from 1998 to 2005, Tianwei Baobian and Yingli Group became the only two holders of equity interests in Tianwei Yingli as of December 9, 2005 and since then held 51% and 49% equity interest in Tianwei Yingli, respectively, until the restructuring described below.
      In 2002, Tianwei Yingli established Chengdu Yingli in Chengdu, Sichuan, China, together with unrelated parties, with Tianwei Yingli initially holding a 55% equity interest in Chengdu Yingli. Chengdu Yingli sells and installs PV systems in Sichuan Province. In May 2004, Tianwei Yingli acquired an additional 9% equity interest and increased its equity interest in Chengdu Yingli to 64%. In 2004, Tianwei Yingli acquired a 10% equity interest in Tibetan Yingli. Tibetan Yingli sells and installs PV systems in Tibet. In September 2005, Tianwei Yingli acquired an additional 40% of the equity interest in Tibetan Yingli and increased its equity interest in Tibetan Yingli to 50%.
Restructuring
      Yingli Green Energy was incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interest in Tianwei Yingli to facilitate investments by foreign financial investors in

Tianwei Yingli and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. This restructuring involved the following transactions:

•	On June 7, 2006, Yingli Power was established in the British Virgin Islands by its sole shareholder, Mr. Liansheng Miao;

•	On August 7, 2006, in connection with the incorporation of Yingli Green Energy, Yingli Power subscribed for 50 million of our ordinary shares at par value of US$0.01 per share and became our sole shareholder. On September 25, 2006, Yingli Power subscribed for an additional 9.8 million of our ordinary shares for a consideration of US$100,000;

•	On August 9, 2006, Yingli Group and Tianwei Baobian made additional equity contributions to Tianwei Yingli, as a result of which, (i) the registered capital of Tianwei Yingli was increased from RMB 75 million to RMB 100 million; (ii) Yingli Group increased its equity interest in Tianwei Yingli from 49% to 51%; and (iii) the equity interest of Tianwei Baobian in Tianwei Yingli was correspondingly decreased from 51% to 49%;

•	On August 25, 2006, we entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied following the completion of this offering; and

•	On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control for cash consideration of approximately RMB 134.6 million (US$17 million as translated at the applicable rate at the historical transaction date). As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor.
Private Equity Investments and Other Financings Following the Restructuring

•	On September 28, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of approximately US$17.0 million. On the same date, we also issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares at an exercise price of US$2.10 per share, which has since been transferred to its affiliate, Fairdeal Development Ltd., and which was exercised on May 23, 2007. All outstanding Series A preferred shares held by Inspiration Partners Limited are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions. The proceeds from the issuance and sale of the Series A preferred shares were used to finance the transfer to us of the 51% equity interest in Tianwei Yingli held by Yingli Group.

•	On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million are required to be redeemed at their principal amount upon the completion of this offering. The mandatory convertible bonds with the principal amount of US$47 million are automatically convertible into our equity interest at an aggregate value equal to the value of a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion. The net proceeds from these bonds are required to be used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13% (which event occurred on December 18, 2006), (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three interest payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital.

Both of these bonds carry a floating interest rate tied to the British Bankers Association Interest Settlement Date plus 2.00% (up to and including August 16, 2007) or 4.00% (after August 16, 2007). Interest is payable quarterly. Under the indenture governing these bonds, we are subject to a number of covenants, such as the maintenance of certain financial ratios, restrictions on granting collateral, disposals of existing assets, the making of payments to shareholders and affiliates and the making of investments. We have also pledged 62.13% equity interest in Tianwei Yingli representing our existing equity interest in Tianwei Yingli, and our other tangible and intangible assets as collateral for our obligations under these bonds.

In connection with the issuance of these bonds, on November 13, 2006, our controlling shareholder, Yingli Power, issued to Deutsche Bank AG, Singapore Branch, floating rate notes in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The floating rate notes consist of US$55 million mandatory redeemable notes and US$30 million mandatory exchangeable notes exchangeable into equity interests in us at an aggregate value substantially equal to the value of a 3.73% equity interest in Tianwei Yingli at the time of the conversion, the terms of which (other than the allocation of the principal amounts between the redeemable and convertible or exchangeable portions) are substantially similar to the terms of the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power. Yingli Power used the proceeds from the issuance of the floating rate notes to subscribe for the mandatory redeemable bonds and the mandatory convertible bonds issued by us. Yingli Power pledged to Deutsche Bank AG, Singapore Branch all of its then existing equity interest in us and its other tangible and intangible asset as collateral for its obligations under these floating rate notes.

The following chart depicts the schematics of the mandatory redeemable and convertible bonds issued by Yingli Green Energy to Yingli Power and the mandatory redeemable and exchangeable notes issued by Yingli Power to Deutsche Bank AG.

These offerings were structured as a two-step transaction for a number of legal considerations and commercial arrangements between the relevant parties. The following provides further background.

In order to facilitate the offshore listing of the business of Tianwei Yingli, Mr. Miao incorporated Yingli Green Energy in August 2006. The subsequent step was to transfer the equity interest in Tianwei Yingli held by Yingli Group, which is controlled by Mr. Miao, to Yingli Green Energy. However, under relevant PRC regulations, any cross-border transfer of equity interest ownership has to be paid in cash unless otherwise approved by several PRC governmental authorities, including the

PRC Ministry of Commerce and SAFE. Obtaining such approval is a lengthy, cumbersome and unpredictable process. Yingli Group, a PRC entity, could not make a non-cash contribution to Yingli Green Energy, an offshore entity, of Yingli Group’s equity interest in Tianwei Yingli without going through such cumbersome approval process. Therefore, in order to secure cash funding required for the transfer of Yingli Group’s equity interest in Tianwei Yingli, Yingli Green Energy engaged in a Series A preferred equity financing, the proceeds from which was US$17 million and was used for the foregoing purpose.

However, while the Series A investor agreed to such use of proceeds as documented in the definitive agreements for the Series A preferred equity financing, the Series A investor reached an informal understanding with Mr. Miao that Yingli Green Energy would seek a third-party financing, the proceeds from which would be used to increase Yingli Green Energy’s equity interest in Tianwei Yingli by way of capital contribution. Such understanding was one of the reasons for the issuance of the notes by Yingli Power to Deutsche Bank AG. The key difference between the mandatory redeemable and convertible bonds issued by Yingli Green Energy to Yingli Power and the mandatory redeemable and exchangeable notes issued by Yingli Power to Deutsche Bank AG is the respective amounts of the two tranches. Specifically, the bonds issued to Yingli Power consist of a redeemable tranche in the principal amount of US$38 million and a convertible tranche in the principal amount of US$47 million, whereas the notes issued to Deutsche Bank AG consist of a redeemable tranche in the principal amount of US$55 million and an exchangeable tranche in the principal amount of US$30 million, which resulted in a difference of US$17 million in principal amount between the US$47 million convertible tranche of the bonds issued to Yingli Power and the US$30 million exchangeable tranche of the notes issued to Deutsche Bank AG. However, notwithstanding the difference in the underlying principal amounts, the convertible tranche of the bonds issued to Yingli Power and the exchangeable tranche of the notes issued to Deutsche Bank AG are convertible or exchangeable into the same number of Yingli Green Energy’s ordinary shares, namely, an amount that would be equivalent to a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion or exchange. Accordingly, the transaction was structured so that upon the mandatory redemption and conversion of the bonds issued by Yingli Green Energy to Yingli Power, and the mandatory redemption and exchange of the notes issued by Yingli Power to Deutsche Bank AG, Yingli Power would contribute US$17 million to Yingli Green Energy using its own funds. Yingli Power was not paid any additional consideration for the above transaction, except for the indirect benefit from Yingli Green Energy’s increasing its equity ownership in Tianwei Yingli as a result of the Series A preferred equity financing. We have been advised by Fangda Partners, our PRC counsel, that the transaction structure discussed above does not violate applicable PRC laws and regulations.

•	On October 10, 2006, we amended the joint venture contract with Tianwei Baobian to make an equity contribution of US$17 million to Tianwei Yingli. The equity contribution was consummated on November 20, 2006, which increased our equity interest in Tianwei Yingli to 53.98% from 51%. This equity contribution was funded with advance payments in an aggregate amount of US$17 million from three of our Series B preferred shareholders described below.

•	On November 13, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$62 million to Tianwei Yingli. The equity contribution was consummated on December 18, 2006 and was funded with proceeds from the issuance of the mandatory convertible bonds and the mandatory redeemable bonds. This equity contribution increased our equity interest in Tianwei Yingli to 62.13% from 53.98%.

•	During the period from December 20, 2006 through January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd., or Baytree Investments, an affiliate of Temasek Holdings Pte Ltd., and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. In addition, during this period, we granted to such investors, other than the three investors who had made advance payments, warrants to purchase 2,112,057 of our ordinary shares at an exercise price of US$0.01 per share, subject to certain anti-dilution provisions. All outstanding Series B preferred shares are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions. These warrants were cancellable upon the conversion of the shareholder loan as described below. Of US$118 million in aggregate proceeds, US$17 million, which was received as advance payments, was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) will be injected into Tianwei Yingli in the form of a direct equity contribution and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli which will be converted into equity interest in Tianwei Yingli. On or about March 27, 2007, we issued to the Series B preferred shareholders (other than the three investors who had made advance payments) additional warrants with terms similar to the previously issued Series B warrants to purchase an aggregate of 688,090 of our ordinary shares in exchange for the early termination of an escrow arrangement with certain restriction, which made the release of a portion of the proceeds, in an amount of US$19.6 million, that were received from the issuance and sale of the Series B preferred shares contingent upon our obtaining the relevant PRC regulatory approvals and completion of related procedural formalities in connection with the conversion of the shareholder loan into equity interest in Tianwei Yingli. This amount of US$19.6 million was injected into Tianwei Yingli upon removal of such restriction in the form of entrusted loan from us to satisfy Tianwei Yingli’s working capital requirement. Under an agreement dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments, the lead Series B preferred shareholder, the Series B warrants were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the conversion of the shareholder loan.

•	On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian for us to make an additional equity contribution of US$118 million to Tianwei Yingli, and we have obtained approvals from the National Development and Reform Commission and the PRC Ministry of Commerce, and are in the process of obtaining approval from, and making registrations with the State Administration of Foreign Exchange, Baoding Branch and the Hebei Provincial Administration for Industry and Commerce. As the approvals and registrations are largely procedural in nature, we do not anticipate having difficulties in obtaining or making them. Upon obtaining the relevant PRC regulatory approvals and making related filings and registrations for the additional equity contribution by us of the US$118 million, our equity interest in Tianwei Yingli would increase to 70.11% from 62.13%. All outstanding warrants issued in connection with the Series B preferred shares are exercisable into our ordinary shares after April 30, 2007 or such later date, as selected by Baytree Investments, but upon or prior to the earlier of the completion of this offering and the conversion of the shareholder loan into equity interest in Tainwei Yingli. Upon conversion of the shareholder loan, whether prior or subsequent to our initial public offering, any unexercised warrants will be automatically cancelled, and the holders of the ordinary shares into which any warrants have been exercised are obligated to return such shares to us for cancellation or pay us an amount to be mutually determined between us and such shareholder.

•	In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85,635,000 (US$11,088,021) plus accrued interest of RMB 4,281,750 (US$554,401) on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007, China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.

The issuance of the warrant was a condition of repayment of the referenced convertible loan due to a number of legal considerations and business arrangements between relevant parties. The parties to the convertible loan understood that at the time the convertible loan was made, the lenders’ intention was to exercise the conversion right under the convertible loan for an equity interest in an offshore listing vehicle for Tianwei Yingli to be listed on an overseas stock exchange. However, after the convertible loan was made, the parties to the loan agreement became aware of certain PRC legal and regulatory considerations which cast some uncertainties into the enforceability and legality under PRC laws of the conversion of the loan, which is RMB-denominated. Specifically, the original transaction contemplated the exercise by certain third party individuals or a PRC entity, namely FOTIC, as the nominee for the third party individuals, of a conversion right under a loan agreement with another PRC entity, namely Tianwei Yingli, for an equity interest in an offshore entity that is the controlling shareholder, namely Yingli Green Energy, of the second PRC entity, namely Tianwei Yingli, which was a relatively novel arrangement in the PRC for which the parties could not find sufficient precedents or clear legal authority to establish the legality of such arrangement. Accordingly, in order to reduce the potential legal and/or regulatory uncertainties, Yingli Green Energy agreed to repay the debt and also agreed to the lenders’ designation of China Sunshine Investment Co., Ltd., an entity incorporated in the British Virgin Islands and unrelated to the lenders, as the holder of the conversion right, which in the final arrangement took the form of a warrant.

The inclusion of the warrant as a condition to repayment of the loan also served the business interests of both Yingli Green Energy and the lenders. The arrangements that the parties agreed upon were that (i) Yingli Green Energy would repay the loan in full, including the accrued interest, (ii) Yingli Green Energy would issue a warrant to the lenders’ designated entity, China Sunshine Investment Co., Ltd., and such warrant would be exercisable into Yingli Green Energy’s equity interest that would be substantially equal to the principal amount of the loan, and (iii) to the extent China Sunshine exercises the warrant, the majority of the proceeds from the repayment would effectively be returned to Yingli Green Energy in the form of the exercise price paid by China Sunshine (which was US$4.835 per share, or the share price paid by the investors in Yingli Green Energy’s Series B preferred shares), and (iv) China Sunshine would have a reasonably short period of time (which was fixed at 45 days under the repayment agreement) to exercise the warrant. The repayment agreement dated December 29, 2006 reflected the foregoing arrangements. The above arrangement helped eliminate a potential liquidity risk associated with an immediate loan repayment for Yingli Green Energy while allowing the lenders to designate its conversion right to China Sunshine.

      The following table sets forth the consideration paid by our securityholders for each type of the outstanding securities convertible into our ordinary shares:

Consideration
paid per share
on a relative fair
Type of security	Securityholder	value basis

Series A preferred shares, issued on September 29, 2006, exercisable into 8,081,081 ordinary shares, subject to certain anti-dilution provisions	Inspiration Partners Limited, our Series A preferred shareholder	US$2.10(1)
Mandatory convertible bonds, issued on November 13, 2006	Yingli Power, our controlling shareholder	Note 2
Warrant, dated November 13, 2006, exercisable into 6.5% of our ordinary shares in the aggregate on a fully diluted basis(3)	Deutsche Bank AG	nil(4)
Series B preferred shares, issued during the period from December 20, 2006 through January 13, 2007, exercisable into 24,405,377 ordinary shares, subject to certain anti-dilution provisions	Series B preferred shareholders	US$4.835(5)
Warrants, issued during the period from December 20, 2006 through January 13, 2007, exercisable into 2,112,057 ordinary shares in the aggregate, subject to certain anti-dilution provisions	Series B preferred shareholders that did not provide advance payments to us	nil(6)
Warrants, issued on or about March 27, 2007, exercisable into 688,090 ordinary shares in the aggregate, subject to certain anti-dilution provisions	Series B preferred shareholders that did not provide advance payments to us	nil(7)

Notes:

(1)	Represents the consideration paid by Inspiration Partners Limited under the share purchase agreement for issuance and sale of the Series A preferred shares. US$0.31 per share of this consideration was allocated on a relative fair value basis to the warrant issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, based on the valuation of such warrant performed by American Appraisal China Limited, or American Appraisal, an independent valuation firm, as set forth in its valuation report, dated March 30, 2007, for the valuation of the Series A warrant as of September 28, 2006.

(2)	The consideration paid per share is estimated to be US$8.55, assuming our equity interest in Tianwei Yingli is 70.11% and the total number of ordinary shares outstanding, on fully diluted basis, is 97,833,668 immediately prior to such conversion. Under the indenture under which the mandatory convertible bonds were issued, the number of our ordinary shares into which the mandatory convertible bonds are convertible is determined as a percentage of our ordinary shares which represents our effective ownership of a 3.73% equity interest in Tianwei Yingli at the time of the conversion. As Deutsche Bank AG paid US$30 million for the principal amount of the mandatory exchangeable notes issued by Yingli Power and Yingli Power paid US$47 million for the principal amount of the mandatory convertible bonds issued by us while the number of our ordinary shares to be issued upon the conversion is the same for the mandatory exchangeable notes and the mandatory convertible bonds, the consideration per share paid by Deutsche Bank AG to Yingli Power for the mandatory exchangeable notes is significantly less than the consideration per share paid by Yingli Power to us for the mandatory convertible bonds. The consideration paid by Deutsche Bank AG to Yingli Power for the principal amount of the mandatory exchangeable notes is subject to certain adjustments relating to the offering price of our ordinary shares in the event of our initial public offering.

(3)	The warrant was issued by Yingli Power to Deutsche Bank AG in connection with the issuance of the floating rate notes issued by Yingli Power to Deutsche Bank AG. The floating rate notes consist of mandatory redeemable notes and mandatory exchangeable notes, whose respective terms substantially mirror the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power on the same date as the floating rate notes. This warrant is exercisable into our existing shares held by Yingli Power. The warrant may be exercised upon the listing of our ordinary shares on the New York Stock Exchange (or other internationally recognized stock exchange) which occurs after the mandatory redeemable notes and the mandatory convertible notes have been repaid in full (the scheduled final maturity dates of both notes being November 16, 2008).

(4)	Represents the consideration paid by Deutsche Bank AG under the instrument governing this warrant. The exercise price of this warrant is the lower of (i) 25 times Tianwei Yingli’s net income for the year ended December 31, 2006, multiplied by our ownership percentage in Tianwei Yingli and divided by the total number of our outstanding ordinary shares on a fully diluted basis and (ii) 67.5% of the offering price of our ordinary shares in a public offering of our ordinary shares and listing of such shares on the New York Stock Exchange or any other internationally recognized stock exchange.

(5)	Represents the consideration paid by the Series B preferred shareholders under the share purchase agreement for issuance and sale of the Series B preferred shares. US$0.42 per share of this consideration was allocated on a relative fair value basis to the warrants issued in connection with the Series B preferred shares, based on the valuation of such warrants as of December 20, 2006 performed by American Appraisal, as set forth in its valuation report for the Series B warrants, dated March 30, 2007.

(6)	Represents the consideration paid by the Series B preferred shareholders under the respective instruments governing these warrants. US$0.42 per share of the consideration paid by the Series B preferred shareholders under the share purchase agreement for issuance and sale of the Series B preferred shares was allocated to these warrants on a relative fair value basis. The exercise price of these warrants is US$0.01 per share, which is the par value per share of our ordinary and preferred shares. Under an agreement dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder, these warrants were rendered not exercisable.

(7)	The warrants were issued in consideration of the early termination of an escrow arrangement which removed the restriction on the proceeds of US$19.6 million that were received from the issuance and sale of the Series B preferred shares that took place from December 20, 2006 through January 13, 2007.

     As a result of the restructuring and private equity and other investments described above:

•	Yingli Power owned on an as-converted, fully diluted basis 59.58% of our issued and outstanding share capital immediately prior to this offering;

•	Inspiration Partners Limited owned on an as-converted, fully diluted basis 8.05% of our issued and outstanding share capital immediately prior to this offering;

•	TB Management Ltd., an affiliate of Inspiration Partners Limited, holds a warrant to purchase 678,811 of our ordinary shares on or prior to the completion of this offering, which was since transferred to Fairdeal Development Ltd., an affiliate of Inspiration Partners Limited, and which was exercised on May 23, 2007;

•	Deutsche Bank AG, Singapore Branch holds floating rate notes, a portion of which are exchangeable into 5.32% of our issued and outstanding share capital on an as-converted, fully diluted basis immediately prior to this offering;

•	Baytree Investments and 13 other holders of our Series B preferred shares own on an as-converted, fully diluted basis an aggregate of 24.31% of our issued and outstanding shares immediately prior to this offering;

•	Baytree Investments and 10 other holders of our Series B preferred shares hold warrants to purchase an aggregate of 2,800,147 of our ordinary shares, which, however, have been rendered not exercisable under an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder;

•	China Sunshine Investment Co., Ltd. holds 2,068,252 of our ordinary shares;

•	Tianwei Baobian has a right to subscribe for a percentage of our ordinary shares which is equal to the percentage of Tianwei Baobian’s equity interest in Tianwei Yingli immediately before the exercise of such right;

•	Tianwei Yingli became a Sino-foreign equity joint venture company established under PRC law;

•	We are currently the controlling equity holder of Tianwei Yingli with a 62.13% equity interest, and Tianwei Baobian currently owns the remaining 37.87% of Tianwei Yingli’s equity interest. Upon the completion of relevant PRC registration procedures for the additional equity contribution of US$118 million, we and Tianwei Baobian would own 70.11% and 29.89% of Tianwei Yingli’s equity interest, respectively; and

•	Our principal asset is our equity interest in Tianwei Yingli.

Joint Venture Contract
      Tianwei Baobian was established under the PRC law in September 1999 and its common shares have been listed on the Shanghai Stock Exchange since January 2001. The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The controlling shareholder of Tianwei Baobian is Baoding Tianwei Group Co., Ltd., a wholly state-owned limited liability company established in the PRC in January 1991. The controlling person of Baoding Tianwei Group Co., Ltd. is the State-asset Administration and Supervision Committee of the Baoding Municipal Government in Hebei Province of the PRC. Tianwei Baobian became a shareholder of Tianwei Yingli in April 2002.
      We entered into a joint venture contract with Tianwei Baobian on August 25, 2006 and amended the joint venture contract on October 10, 2006, November 13, 2006 and December 18, 2006, respectively. The joint venture contract is governed by PRC law and sets forth the respective rights and obligations of us and Tianwei Baobian relating to Tianwei Yingli. The major provisions of this joint venture contract include the following.

Tianwei Yingli’s Management Structure

Board of Directors
      The board of directors of Tianwei Yingli, or the board, is its highest authority and has the power to decide all matters important to Tianwei Yingli.
      The board consists of seven directors, four of whom are appointed by us and three of whom are appointed by Tianwei Baobian. Each director is appointed for a term of three years and may serve consecutive terms if re-appointed by the party which originally appointed such director. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.
      The chairperson of the board is the legal representative of Tianwei Yingli. The chairperson has the right to vote as any other director and does not have a casting vote. Tianwei Baobian is entitled to appoint a director to serve as the chairperson of the board and we are entitled to appoint a director to serve as the vice chairperson of the board.
      A unanimous approval of all directors present in person or by proxy at the meeting of the board or, in the event of a written resolution, a unanimous approval of all directors, is required for resolutions involving the following matters:

•	amendment to the articles of association of Tianwei Yingli;

•	merger of Tianwei Yingli with another entity;

•	division of Tianwei Yingli;

•	termination or dissolution of Tianwei Yingli; and

•	increase, reduction or transfer of the registered capital of Tianwei Yingli.
      Resolutions of the board involving any other matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board.
      The board is required to meet at least once each quarter. In addition to the regular meetings, the board may hold interim meetings. Each director has one vote at a meeting of the board. Board meetings are convened and presided over by the chairperson or, in his or her absence, by the vice chairperson or, in the absence of the vice chairperson, by a director elected by the majority of the directors. The board may adopt written resolutions in lieu of a board meeting, as long as the resolutions to be adopted are delivered to all directors and affirmatively signed and adopted by each director. The board members are required to act in accordance with board resolutions and may not do anything to jeopardize the interests of Tianwei Yingli.
      A quorum for a meeting of the board is two thirds of the board members present, in person (including through telephone or video conference) or by proxy. If a meeting has been duly called and a quorum in person or by proxy is not present, no resolutions made at the meeting will be valid, and the director presiding over this meeting is required to postpone the meeting for no more than seven working days and send written notice of postponement to all directors. Any director who fails to attend the postponed meeting in person or by proxy will be deemed to be present at the meeting and be counted in the quorum, but such director will be deemed to have waived his or her voting rights.

Supervisors
      Tianwei Yingli is required to have two supervisors. Tianwei Baobian and we each appoint one supervisor. Each supervisor is appointed for a term of three years and may serve consecutive terms if re-appointed by the party which originally appointed such supervisor. The supervisors may attend board meetings as non-voting members and make inquiries and suggestions as to matters submitted to board meetings for resolution. The major duties and powers of the supervisors are as follows:

•	inspect financial affairs of Tianwei Yingli;

•	monitor acts of directors and senior managers in the performance of their duties to Tianwei Yingli, and propose removal of directors or senior managers who have violated any laws, regulations, the articles of association of Tianwei Yingli or any board resolutions;

•	demand directors and senior managers to correct any of their act that harms Tianwei Yingli’s interests; and

•	propose interim meetings of the board.

Senior Management
      Tianwei Yingli is required to have one chief executive officer and one chief financial officer. We nominate the chief executive officer for appointment by the board. The chief executive officer serves a term of three years and may serve consecutive terms if re-nominated by us and re-appointed by the board. The chief executive officer has overall responsibilities for the daily operation and management of Tianwei Yingli and reports directly to the board. The chief executive officer nominates the chief financial officer for appointment by the board. The chief financial officer is responsible for financial matters of Tianwei Yingli and reports to the chief executive officer.

Subscription Right
      Under the joint venture contract, we granted to Tianwei Baobian a right to subscribe for ordinary shares newly issued by us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise the subscription right if, and only if, the following conditions are satisfied:

•	we have completed this offering;

•	ADSs representing our ordinary shares are listed on a qualified securities exchange, which is defined under the joint venture contract to include, among others, the NYSE; and

•	Tianwei Baobian obtains all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares as a result of exercising the subscription right.
      Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which our ADSs are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian may exercise the subscription right by sending a written notice to us within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel.
      Prior to exercising its subscription right, Tianwei Baobian is required to retain an asset valuation firm reasonably acceptable to us to obtain a valuation of Tianwei Baobian’s equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The valuation report will need to be acknowledged by both Tianwei Baobian and us. Under relevant PRC laws and regulations, the value of Tianwei Baobian’s equity interest in Tianwei Yingli agreed by Tianwei Baobian and us for the purpose of Tianwei Baobian’s exercise of the subscription right shall not be lower than 90% of the value of such equity interest as indicated in the valuation report.
      The number of our new ordinary shares that we are obligated to issue to Tianwei Baobian upon its exercise of the subscription right will be calculated according to the following formula:

Number of new shares to be issued to Tianwei Baobian	=	Total number of our shares immediately before the exercise of the subscription right	×	Percentage of Tianwei Baobian’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right

Percentage of our equity interest in Tianwei Yingli immediately before the exercise of the subscription right(1)

(1)	Tianwei Baobian and we have agreed that the effective equity interest percentage in Tianwei Yingli indirectly held by Tianwei Baobian by way of its ownership of the equity interest in us following its exercise of the subscription right must be equal to the equity interest percentage in Tianwei Yingli directly held by Tianwei Baobian immediately prior to the exercise of the subscription right.
     If Tianwei Baobian is unable to exercise the subscription right within a 300-day period from the date of the completion of our initial public offering and listing of our ADSs on a qualified securities exchange, Tianwei Baobian may request us to make best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations.

Tianwei Yingli’s Registered Capital
      Tianwei Yingli currently has a registered capital of RMB 715.8 million, of which we contributed RMB 666.8 million, currently representing 62.13% of Tianwei Yingli’s equity interest, and Tianwei Baobian contributed RMB 49.0 million, currently representing the remaining 37.87% of Tianwei Yingli’s interest. Upon the completion of relevant PRC registration procedures for the additional equity contribution of US$118 million, Tianwei Yingli’s registered capital would increase to RMB 1,624.4 million, representing the equity interests in Tianwei Yingli’s equity interest held by us and Tianwei Baobian of 70.11% and 29.89%, respectively. See “— Private Equity Investments and Other Financings Following the Restructuring.” The registered capital of a company refers to the total amount of the capital subscribed by the equity interest holders of such company, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed among the shareholders of such company. Such rights and interests include the rights to nominate directors to the board and receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under the PRC law, the rights and interests of a shareholder to a limited liability company are generally referred to as “equity interest.”

Increase or Reduction of Tianwei Yingli’s Registered Capital

Approval by the Board and the Relevant PRC authority
      Any increase or reduction of Tianwei Yingli’s registered capital is subject to unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors, as well as approval of the relevant PRC authority.

Preemptive Right
      If the board resolves to increase Tianwei Yingli’s registered capital, both Tianwei Baobian and we have the preemptive right to make additional contributions to the registered capital in proportion to its and our respective equity interests in Tianwei Yingli as of the date of the board’s resolution. If Tianwei Baobian and we choose to make such additional contributions, we are obligated to pay in full our respective additional contributions within 30 days after the relevant PRC authority approves the increase of Tianwei Yingli’s registered capital.
      If a party notifies the board in writing of its decision not to make all or part of the additional contribution that it is entitled to make, or fails to pay in full its additional contribution within 30 days after the approval by the relevant PRC authority (such party being the non-contributing party), the other party has the right, but not the obligation, to make an additional contribution to the extent that the first party fails or elects not to contribute (such other party, if it so contributes, being the contributing party). In this event, the board will retain an independent asset valuation firm to obtain a valuation of Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. If the non-contributing party does not make any additional contribution to Tianwei Yingli’s registered capital while the contributing party does, the contributing party’s shareholding percentage in Tianwei Yingli immediately after its contribution will be calculated as follows:

(1)	Fair market value means the expected value of Tianwei Yingli immediately following the contribution by the contributing party to Tianwei Yingli’s registered capital.

Our Additional Contribution to Tianwei Yingli’s Registered Capital with Proceeds from this Offering or Private Placements
      Notwithstanding the above, if we intend to use proceeds from this offering or any private placement transaction to make additional contributions to Tianwei Yingli’s registered capital, Tianwei Baobian must cause all directors appointed by Tianwei Baobian to vote in favor of an increase of Tianwei Yingli’s registered capital, and to take all actions necessary to obtain the approval of the relevant PRC authority. In such event, the board shall retain an independent asset valuation firm to obtain a valuation of Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The percentage of our equity interest in Tianwei Yingli immediately after we make an additional contribution to

Tianwei Yingli’s registered capital with proceeds of this offering or any private placement transaction will be calculated as follows:

(1)	Fair market value means the expected value of Tianwei Yingli immediately following our contribution to Tianwei Yingli’s registered capital with proceeds from this offering or from a private placement transaction, as the case may be. After our additional contribution as described above, Tianwei Baobian’s equity interest in Tianwei Yingli will be diluted in the same proportion as our equity interest in Tianwei Yingli immediately prior to such additional contribution.

Transfer of Equity Interests in Tianwei Yingli
      All or part of the equity interests in Tianwei Yingli held by Tianwei Baobian and us may be transferred to third parties subject to the provisions described below.

Right of First Refusal
      The party intending to transfer all or any part of its equity interest in Tianwei Yingli (such party being the transferring party) is required to send a written notice, or the offer notice, to the other party (such party being the non-transferring party) and the board of Tianwei Yingli, notifying them of the transferring party’s intent to transfer such equity interest, or the offered interest, the terms and conditions of the proposed transfer and the identity of the proposed third-party transferee. The non-transferring party may exercise its right of first refusal by sending a written notice, or the acceptance notice, to the transferring party within 30 days after receipt of the offer notice, notifying the transferring party of the non-transferring party’s intent to acquire all, but not less than all, of the offered interest.
      The non-transferring party will be deemed to have consented to the proposed transfer if the transferring party has not received an acceptance notice within 30 days after the non-transferring party’s receipt of the offer notice. In such an event, the transferring party may transfer the offered interest to the proposed third-party transferee within 60 days after expiration of the 30-day period as provided above and on terms no more favorable than specified in the offer notice, and the non-transferring party is obligated to sign a statement indicating its consent and waiver of its right of first refusal.
      Notwithstanding the right of first refusal as described above, after completion of this offering and listing of our ADSs on the NYSE, all or any part of the interest in Tianwei Yingli held by Tianwei Baobian or us may be transferred to its or our respective affiliates, and the other party is obligated to consent to such transfer.

Approval by the Board and the Relevant PRC authority
      Any transfer of an equity interest in Tianwei Yingli is subject to the unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors. Such transfer is also subject to the approval of relevant PRC authorities.
      In the case of any transfer of an equity interest in Tianwei Yingli to a third party with a deemed consent of the non-transferring party or any affiliate transfer following the completion of this offering and listing of our ADSs on the NYSE, each as described above, the non-transferring party is obligated to (i) cause each director appointed by it to consent to such transfer and approve related amendments to the articles of association of Tianwei Yingli at a board meeting and (ii) use its best efforts to obtain the approval of relevant PRC authorities.

No Transfer to Tianwei Yingli’s Competitors
      Under an amendment to the joint venture contract dated October 10, 2006, Tianwei Baobian and we may not transfer any of its or our equity interest, as applicable, in Tianwei Yingli to any third party that is engaged in a competing business with Tianwei Yingli.

Encumbrance
      Neither Tianwei Baobian nor we may mortgage, pledge, charge or otherwise encumber all or any part of its or our respective equity interests, as applicable, in Tianwei Yingli without the prior written consent of the other party or the approval of relevant PRC authorities.

Profit Distribution
      The maximum amount of dividend payable by Tianwei Yingli to its equity interest holders is calculated based on its retained earnings as calculated under PRC accounting regulations, and prior to the payment of dividends, Tianwei Yingli is required to pay income taxes according to PRC laws and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and bonus and welfare fund each at a percentage decided by the board each fiscal year. Any dividends paid by Tianwei Yingli are required to be distributed to Tianwei Baobian and us in proportion to its and our respective equity interests in Tianwei Yingli. Tianwei Yingli may not distribute any profit to its equity interest holders until all losses incurred in previous fiscal years are fully recovered. Undistributed profits accumulated in previous fiscal years may be distributed together with profits from the current fiscal year.

Unilateral Termination of the Joint Venture Contract
      Either Tianwei Baobian or we may unilaterally terminate the joint venture contract if:

•	Tianwei Yingli or the other equity interest holder is bankrupt, enters into a liquidation or dissolution proceeding, ceases business or becomes incapable of repaying debts that are due,

•	an event of force majeure occurs and is continuing for over six months and the equity interest holders of Tianwei Yingli cannot find an equitable solution, or

•	Tianwei Yingli’s business license is terminated, cancelled or revoked.
      Under the joint venture contract, force majeure is defined as any event which (i) is beyond the control of the parties thereto, (ii) is not foreseeable, or if foreseeable, unavoidable and (iii) prevents either party from performing all or a material part of its respective obligations.
      Under the PRC Company Law and other relevant PRC laws and regulations, the business license of a company may be terminated, cancelled or revoked by the relevant registration authority if such company:

•	obtains its company registration by making false statement of registered capital, submitting false certificates or by concealing material facts through other fraudulent means, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•	fails to commence operation for more than six months without proper cause, or suspends operation on its own without proper cause for more than six consecutive months after commencement of operation;

•	conducts illegal activities jeopardizing the national security and social public interests;

•	engages in relevant business activities which require special permits or approval without obtaining such permits or approval, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•	refuses to accept the annual inspection within the time limit, or conceals facts or resorted to deception during the annual inspection, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations; or

•	forges, alters, leases, lends or transfers its business license, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations.
      Under relevant PRC laws and regulations, Tianwei Yingli’s board of directors is required to establish a liquidation committee to carry out the liquidation of Tianwei Yingli upon the expiration or termination of the joint venture contract. The liquidation committee must conduct a thorough examination of Tianwei Yingli’s assets and liabilities. During the course of the liquidation proceedings, Tianwei Yingli may continue its existence, but may not conduct any business activities unrelated to the liquidation process. The proceeds from the liquidation of Tianwei Yingli’s assets must be used first to settle any and all of its outstanding debts, salaries, labor insurance and liquidation-related fees and taxes, and the balance of the proceeds must be distributed to Tianwei Yingli’s shareholders in proportion to their respective contributions to Tianwei Yingli’s registered capital. Upon completion of the liquidation, the liquidation committee must submit a liquidation report to relevant PRC authorities to effect deregistration and make a public announcement of the termination of the joint venture contract.

Dispute Resolution
      All disputes arising from or in connection with the existence, interpretation, validity, termination or performance of the joint venture contract are required to be submitted to the Hong Kong International Arbitration Center for final and binding arbitration in accordance with the arbitration rules of the United Nations Commission on International Trade Law then prevailing. Before an arbitration proceeding may be commenced, (1) the party seeking arbitration must send a written notice to the other party requesting arbitration and describing the nature of the dispute and (2) within 90 days of such notice Tianwei Baobian and we must have engaged in efforts to resolve the dispute amicably, but such efforts have failed.

Governing Law
      The execution, validity, interpretation and performance of the joint venture contract, as well as resolution of disputes under such contract, are governed by PRC law.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following tables present the selected consolidated financial information of us and our predecessor, Tianwei Yingli. You should read this information together with the consolidated financial statements and related notes and information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historic results are not necessarily indicative of results to be expected in the future.
      Yingli Green Energy was incorporated on August 7, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, Yingli Green Energy did not engage in any business or operations. On September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. For further details on this transaction, see “Restructuring.” As Yingli Group and we were entities under common control at the time of the transfer, the 51% equity interest in Tianwei Yingli were recorded by us at the historical cost to Yingli Group, which approximated the historical carrying values of the assets and liabilities of Tianwei Yingli. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor for periods prior to September 5, 2006.
      The selected consolidated statement of income data and other consolidated financial data for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through September 4, 2006 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 and September 4, 2006 have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli, included elsewhere in the prospectus. The selected consolidated statement of income data (other than per ADS data) and other consolidated financial data for the period from August 7, 2006 (date of inception) through December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
      The following selected consolidated statement of income data and other consolidated financial data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 have been derived from Tianwei Yingli’s audited consolidated financial statements not included in this prospectus. The following selected consolidated statement of operations data and other consolidated financial data for the year ended December 31, 2002 and the selected balance sheet data as of December 31, 2002 have been derived from Tianwei Yingli’s unaudited consolidated financial statements not included in this prospectus.
      The selected consolidated statement of income data and other consolidated financial data for the three-month period ended March 31, 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The unaudited results for the three-month period ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007.

	Predecessor						Yingli Green Energy

									For the three-month period
									ended March 31,
					For the period from		For the period from
	For the Year ended December 31,				January 1, 2006		August 7, 2006 through
					through		December 31,
	2002	2003	2004	2005	September 4, 2006		2006		2007

						US$	(in thousands	(in thousands	(in thousands	(in thousands
	(in thousands of RMB)						of RMB,	of US$,	of RMB,	of US$,
							except per	except per	except per	except per
							share and	share and	share and	share and
							ADS data)	ADS data)	ADS data)	ADS data)
Consolidated Statement of Income Data
Net revenues	4,282	22,977	120,483	361,794	883,988	114,458	754,793	97,730	428,553	55,489
Gross profit	1,376	6,631	25,180	108,190	272,352	35,263	179,946	23,300	89,610	11,603
Income (loss) from operations	(1,894)	4,324	13,744	83,675	234,631	30,378	132,288	17,129	40,968	5,305
Interest expense	(451)	(192)	(6,411)	(5,278)	(22,441)	(2,906)	(25,789)	(3,339)	(19,180)	(2,483)
Gain (loss) on debt extinguishment	—	—	—	2,165	—	—	(3,908)	(506)	—	—
Income tax benefit/(expense)	27	(1,441)	(1,221)	(12,736)	(22,546)	(2,919)	(22,968)	(2,974)	360	47
Minority interest	(30)	14	76	36	76	10	(45,285)	(5,864)	(14,046)	(1,819)
Net income (loss)	(2,342)	2,942	6,089	65,954	186,223	24,110	30,017	3,886	8,340	1,080
Net income (loss) attributable to ordinary shareholders			—	—	—	—	23,048	2,984	(22,157)	(2,869)
Net income (loss) attributable per ordinary share — basic(1)(7)							0.36	0.05	(0.36)	(0.05)
Net income (loss) attributable per ordinary share — diluted(1)(7)							0.36	0.05	(0.36)	(0.05)
Net income (loss) attributable per ADS — basic(1)(7)							0.36	0.05	(0.36)	(0.05)
Net income (loss) attributable per ADS — diluted(1)(7)							0.36	0.05	(0.36)	(0.05)
Pro forma net income attributable per ordinary share — basic(2)(7)							0.40	0.05	0.18	0.02
Pro forma net income attributable per ordinary share — diluted(2)(7)							0.40	0.05	0.17	0.02
Pro forma net income attributable per ADS — basic(2)(7)							0.40	0.05	0.18	0.02
Pro forma net income attributable per ADS — diluted(2)(7)							0.40	0.05	0.17	0.02

	Predecessor					Yingli Green Energy
							For the three-
					For the period from	For the period from	month period
					January 1, 2006	August 7, 2006	ended
	For the Year Ended December 31,				through	through	March 31,
					September 4,	December 31,
	2002	2003	2004	2005	2006	2006	2007

	(in percentages)
Other Consolidated Financial Data
Gross profit margin	32.1%	28.9%	20.9%	29.9%	30.8%	23.8%	20.9%
Operating profit (loss) margin	(44.2)%	18.8%	11.4%	23.1%	26.5%	17.5%	9.6%
Net profit (loss) margin	(54.7)%	12.8%	5.1%	18.2%	21.1%	4.0%	1.9%

	Predecessor					Yingli Green Energy

	As of December 31,				As of
					September 4,
	2002	2003	2004	2005	2006	As of December 31, 2006		As of March 31, 2007

						(in	(in	(in	(in
						thousands	thousands	thousands	thousands
	(in thousands of RMB)					of RMB)	of US$)	of RMB)	of US$)
Consolidated Balance Sheet Data
Cash	1,229	4,756	21,739	14,865	86,970	78,455	10,158	105,417	13,649
Restricted cash	14,243	3,936	727	14,870	8,862	321,780	41,664	433,043	56,070
Accounts receivable, net	4,447	5,783	6,120	40,505	54,118	281,921	36,503	252,670	32,716
Inventories	7,767	10,374	17,499	106,566	659,668	811,746	105,105	897,865	116,256
Prepayments to suppliers	1,327	6,452	12,617	123,452	349,735	134,823	17,457	330,292	42,766
Total current assets	30,676	36,138	62,437	335,372	1,272,347	1,725,885	223,468	2,113,241	273,622
Amounts due from related parties(3)	9,490	11,700	9,745	25,970	77,184	13,158	1,704	15,002	1,943
Intangible assets, net	—	—	375	285	—	206,938	26,794	197,368	25,555
Property, plant and equipment, net	73,097	107,084	120,980	341,814	409,310	583,498	75,551	755,034	97,762
Long-term prepayments to suppliers	—	—	—	—	—	226,274	29,298	227,162	29,413
Total assets	120,180	163,868	204,076	704,775	1,787,535	2,813,461	364,287	3,367,866	436,071
Short-term borrowings(4)	25,000	63,000	92,000	346,757	856,454	267,286	34,608	731,949	94,773
Borrowings from related parties	8,100	8,100	8,100	100,350	21,800	31,849	4,124	28,570	3,699
Accounts payable	8,501	16,382	14,514	32,801	131,690	123,225	15,955	162,701	21,067
Advances from customers	50	153	1,883	27,874	174,681	113,638	14,714	65,193	8,441
Total current liabilities	57,669	98,231	132,570	566,471	1,473,396	668,241	86,524	1,080,822	139,945
Mandatory convertible bonds payable to Yingli Power	—	—	—	—	—	362,530	46,940	361,726	46,836
Mandatory redeemable bonds payable to Yingli Power	—	—	—	—	—	293,110	37,952	292,460	37,868
Total liabilities	57,706	98,466	132,836	567,617	1,474,696	1,339,878	173,488	1,751,384	226,769
Minority interest	870	856	606	569	983	387,716	50,201	401,762	52,020
Series A and B preferred shares	—	—	—	—	—	1,017,337	131,725	1,066,674	138,113
Retained earnings	(8,776)	(5,834)	(1,021)	52,212	190,013	23,048	2,984	891	115
Total owners’ / shareholder’s equity	61,604	64,546	70,634	136,589	311,856	68,530	8,873	148,046	19,169

				For the three-
				month period
	For the Year ended			ended
	December 31,			March 31,

	2004	2005	2006	2007

Consolidated operating data
PV modules sold (in megawatts)(5)	4.7	11.9	51.3	14.6
Average selling price of PV modules (per watt in US$)(6)	2.83	3.49	3.82	3.76

Notes:

(1)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented earnings per share for Tianwei Yingli.

(2)	To give effect to (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares upon completion of this offering and (ii) the automatic conversion of all of our outstanding mandatory convertible bonds into ordinary shares upon completion of this offering, as if the conversion had taken place at date of issuance.

(3)	As of December 31, 2002, 2003, 2004 and 2005, September 4, 2006, December 31, 2006 and March 31, 2007, amounts due from related parties that were classified as current assets were RMB 1.0 million, RMB 3.3 million, RMB 1.3 million, RMB 26.0 million, RMB 77.2 million, RMB 13.2 million (US$1.7 million) and RMB 15.0 million (US$1.9 million), respectively.

(4)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB 10.0 million, RMB 51.0 million, RMB 80.0 million, RMB 234.0 million, RMB 784.0 million, RMB 233.0 million (US$30.2 million) and RMB 450.0 million (US$58.3 million), as of December 31, 2002, 2003, 2004 and 2005, September 4, 2006, December 31, 2006 and March 31, 2007, respectively.

(5)	PV modules sold, for a given period, represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

(6)	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board.

(7)	Commencing January 1, 2007, our primary operating subsidiary, Tianwei Yingli, began enjoying certain exemptions from income tax. These income tax exemptions had the effect of increasing our net income by RMB 6.8 million (US$0.9 million) and decreasing our loss attributable to ordinary shareholders on a per share basis by RMB 0.11 (US$0.01) for the three-month period ended March 31, 2007. Prior to this period, there was no tax exemption in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial and Operating Data,” and the consolidated financial statements and the related notes of us and our predecessor included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
      Yingli Green Energy was incorporated on August 7, 2006. On September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. For further details on this transaction, see “Restructuring.” As Yingli Group and we were entities under common control at the time of the transfer, the 51% equity interest in Tianwei Yingli were recorded by us at the historical cost to Yingli Group, which approximated the historical carrying value of the assets and liabilities of Tianwei Yingli. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor for periods prior to September 5, 2006.
      In our discussion of the year ended December 31, 2006, we refer to certain line items or captions in the financial statements as “combined” for comparative purposes. These unaudited combined amounts represent the addition of the amounts for certain financial statement line items or captions of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding financial statement line items or captions of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 through September 4, 2006, during which the financial statements of the predecessor and those of the Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP. We are including these unaudited combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative analysis against the prior periods, each of which included a full fiscal year. These unaudited combined amounts do not purport to represent what our financial condition, results of operations or cash flows would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.
Overview
      We are one of the leading vertically integrated PV product manufacturers in China. Through Tianwei Yingli, our principal operating subsidiary based in China, we design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various market around the world, including Germany, Spain, China and the United States. Currently, we also sell PV systems primarily to customers in China.
      We conduct all of our operations through Tianwei Yingli. Tianwei Yingli was formed as a limited liability company established in China in August 1998 with Yingli Group as one of its initial shareholders. As part of a restructuring, Mr. Liansheng Miao, the controlling shareholder of Yingli Group, established Yingli Power in the British Virgin Islands and established us in the Cayman Islands as a wholly-owned subsidiary of Yingli Power, and on September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us for approximately RMB 134.6 million (US$17 million, as translated at the applicable rate at the historical transaction date) in cash. Subsequently we completed private placements of Series A preferred shares, Series B preferred shares, warrants, mandatory convertible bonds and mandatory redeemable bonds, and as a result, Mr. Liansheng Miao’s effective ownership percentage in us decreased from 100% to 59.58% on an as-converted, fully diluted basis immediately prior to this offering. Following such private placements and the equity contribution of proceeds from such private placements to Tianwei Yingli, our current ownership percentage in Tianwei Yingli’s equity interests is 62.13% and would increase to 70.11%

upon the completion of PRC registration procedures for the equity contribution of US$118 million from the proceeds from certain private placements to the registered capital of Tianwei Yingli. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”
      Our production capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third party customers. We sold 4.7 megawatts, 11.9 megawatts, 51.3 megawatts and 14.6 megawatts of PV modules in 2004, 2005, 2006 and in the first quarter of 2007, respectively.
      The most significant factors that affect our financial performance and results of operations are:

•	industry demand;

•	government subsidies and economic incentives;

•	capacity;

•	availability and price of polysilicon;

•	vertically integrated manufacturing capabilities;

•	competition and product pricing; and

•	manufacturing technologies.

Industry Demand
      Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to Solarbuzz, the global PV market, as measured by annual PV system installation, increased from 345 megawatts in 2001 to 1,744 megawatts in 2006. Solarbuzz’s “Balanced Energy” forecast scenario forecasted global PV industry revenues and PV system installations to be US$18.6 billion and 4,177 megawatts in 2011, respectively. Demand tends to be lower in the first quarter than in the subsequent three quarters in a given year, primarily because of adverse weather conditions in our key markets, such as Germany, which complicate the installation of solar power systems. See “Business — Industry” for a more detailed discussion on the factors driving the growth of the PV industry and the challenges that it faces.

Government Subsidies and Economic Incentives
      We believe that the near-term growth of the market for PV products depends largely on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives. See “Business — Industry” for a more detailed discussion on the various forms of government subsidies and economic incentives.

Capacity
      In order to take advantage of the rapidly increasing market demand for PV products, we have expanded, and plan to continue to expand, our manufacturing capacity significantly. We started producing PV modules in 2002 with initial production capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial production capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated

PV product manufacturer, we expanded our manufacturing capacity for polysilicon ingots and wafers, PV cells and PV modules to 95 megawatts, 90 megawatts and 100 megawatts, respectively, as of the date of this prospectus.
      The size of production capacity has a significant bearing on the profitability and competitive position of PV product manufacturers. Increased production capacity generates greater revenues through the production and sales of more PV products and also contributes to reduced manufacturing costs through economies of scale. Achieving economies of scale from expanded production capacity is critical to our maintaining competitive position in the PV industry as manufacturers with greater economies of scale can obtain a greater market share of the PV products by offering their products at a more competitive price by virtue of their greater ability to obtain volume discounts from their raw material suppliers and have other bargaining leverage.
      We currently plan to expand our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 200 megawatts during the first half of 2007, to 400 megawatts by the end of 2008 and to 600 megawatts by 2010 through a new construction project in Baoding, China. We expect that achieving the same level of manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules will improve our profit margins, as we will no longer need to engage third-party PV cell manufacturers to process a portion of our excess wafers into PV cells for us.

Availability and Price of Polysilicon
      High purity polysilicon and polysilicon scraps are the most important raw materials used in our manufacturing process. In 2003, we produced PV modules using PV cells purchased from third parties, and therefore in 2003, PV cells, not polysilicon, represented our principal cost of revenues.
      Over the past few years, polysilicon suppliers have been raising their prices and adding manufacturing capacity in response to growing demand from the PV and semiconductor industries. Our average purchase price of polysilicon per kilogram, calculated based on the total contract price for the quantity of polysilicon purchased under these contracts during the relevant period of time, has increased by 106.5% in 2005 compared to 2004, by 185.5% in 2006 compared to 2005, by 54.0% in the first quarter of 2007 compared to the full year 2006 and by 73.5% in the first quarter of 2007 compared to the first quarter of 2006. We believe the average price of polysilicon will remain high in the near term compared to its historical levels. The increasing price of polysilicon has driven up our manufacturing costs in the past three years and may further drive up our manufacturing costs notwithstanding our continuing efforts to use polysilicon more efficiently.
      Building polysilicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of 18 to 24 months to construct a manufacturing line and put it into production. As a result, polysilicon suppliers are generally willing to expand their production capacity only if they are certain of sufficient potential customer demand to justify such capital commitment. Therefore, polysilicon suppliers typically require customers to make a certain percentage of an initial advance payment followed by additional advance payments of the remaining balance in advance of shipment. As a result, the purchase of polysilicon has required, and will continue to require, us to make significant working capital commitments beyond the capital generated from our cash flows from operations. We are required to maintain adequate cash position to continue to support our purchases of raw materials.
      Our process technology enables us to increase our utilization of polysilicon scraps in the production of ingots and wafers. The price of polysilicon scraps has historically been significantly lower than the price of high purity polysilicon. However, due to the PV industry’s growing demand for polysilicon scraps, prices of polysilicon scraps have also been increasing.
      The increase in demand for polysilicon which outpaced the increase in polysilicon manufacturing capacity has caused polysilicon supply shortages in the PV industry since 2004, and we have from time to time experienced late or failed deliveries and supply shortages. To date, such late or failed deliveries and supply shortages have had no material effect on our output level. As the PV industry continues to grow, the availability of high purity polysilicon and polysilicon scraps will, to a large extent, determine the output of

PV product manufacturers. Failure to obtain sufficient quantities of high purity polysilicon and polysilicon scraps could limit our ability to expand our manufacturing capacity as currently planned and consequently decrease our revenues. We expect that the supply of high purity polysilicon and polysilicon scraps will continue to be tight in the near future.
      In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including the world’s major polysilicon suppliers. We have concluded, and are in the process of negotiating, new contracts with our major suppliers to secure the supply for the majority of polysilicon required for the current capacity and the additional capacity planned for 2007. As of April 30, 2007, we have secured approximately 930 tons, or over 90%, of our estimated polysilicon needs for 2007 and approximately 1,000 tons, or approximately 50%, of our estimated polysilicon needs for 2008. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned. See “Risk Factors — Risks Related to Us and the PV Industry — We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon. Our failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”
      Historically, the effect of the increase in the cost of polysilicon has been partially offset by our greater scalability of operations, increasingly efficient use of polysilicon and improvements in our process technologies and increased price of PV modules. As a result, despite the sharp increases in the cost of polysilicon, our cost of revenues for the sale of PV modules as a percentage of net revenues from the sale of PV modules, decreased from 79.5% in 2004 to 69.8% in 2005, increased to 71.9% in 2006, and to 78.0% in the first quarter of 2007. However, we cannot assure you that we will be able to continue to absorb the rising cost of polysilicon in the future.

Vertically Integrated Manufacturing Capabilities
      We believe our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage loss that occurs during shipment between various production locations associated with toll manufacturing arrangements. Toll manufacturing is a type of contract manufacturing frequently used in the PV industry, under which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control sourcing quality. In our case, toll manufacturing arrangements have been limited to sending a portion of our wafers to third-party PV cell manufacturers and receiving PV cells from them in return. We pay the toll manufacturers a processing fee for such toll manufacturing services. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to more closely monitor the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergy effect from our vertically integrated business model has enabled us to reduce the quantity of polysilicon we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill our customer orders.

Competition and Product Pricing
      PV modules, which are currently our principal products, are priced primarily on the basis of the number of watts of electricity they generate and the market price per watt for PV modules. We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our polysilicon costs. We believe that the quality of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting the price of our products without significantly affecting our profit margins.
      Since 2003 and until recently, the average selling price for PV modules has been rising across the industry, due to the high demand for PV modules as well as rising polysilicon costs during the same period. Correspondingly, the average selling price per watt of our PV modules increased from US$2.83 in 2004 to US$3.49 in 2005 to US$3.82 in 2006 (each computed as the total sales of PV modules divided by the total watts of the PV modules sold during a given period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board). However, we expect that the prices of PV products, including PV modules, will decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. In fact, there are signs of modest decline in PV module price, and in the first quarter of 2007, the average selling price per watt of our PV modules declined slightly to US$3.76. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules declines or if the price of PV modules rises at a slower pace than the cost of polysilicon increases.
      We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. Some of our customers make advance payment of another portion of the purchase price within a short period before we ship the goods. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract.

Manufacturing Technologies
      The advancement of manufacturing technologies is important in increasing the conversion efficiency of PV cells and reducing the production costs of PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from the sale of PV modules.
      We are continuously developing advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on par with or above an acceptable range. First, we use multicrystalline polysilicon, which is less expensive than monocrystalline polysilicon for our feedstock. While multicrystalline polysilicon tends to yield lower conversion efficiency than monocrystalline polysilicon, we believe cost savings from the use of multicrystalline polysilicon outweigh the reduced level of conversion efficiency. Second, we use polysilicon feedstock that mixes high purity polysilicon with polysilicon scraps, which is substantially less expensive than high purity polysilicon, at a ratio which we believe yields an optimal balance of cost and quality. Third, our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.
Net Revenues
      We currently derive net revenues from three sources:

•	Sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our production capacity;

•	Sales of PV systems, which consist of sales of PV systems and related installation services;

•	Other revenues, which consist primarily of sales of raw materials and to a lesser extent, sales from processing PV cells into PV modules for third-party vendors. Sales of raw materials consist of sales of polysilicon scraps that are originally purchased by us but are not used in our manufacturing process because they are found to be of substandard quality for our products. We currently sell such materials to third parties at a profit due to industry-wide shortage for polysilicon but we cannot assure you that we will continue to be able to do so in the future. We do not expect to enter into similar processing arrangements to a significant degree once we attain parity in production capacity for different phases of our product value chain.

      The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

								For the three-month
	For the year ended December 31,							periods ended March 31,

	2004		2005		2006(1)			2006		2007

	RMB		RMB		RMB	US$		RMB		RMB	US$

	(in thousands, except percentages)							(in thousands, except percentages)
Net revenues:
Sales of PV modules	108,784	90.3%	334,013	92.3%	1,530,585	198,180	93.4%	200,645	99.8%	423,339	54,814	98.8%
Sales of PV systems	8,795	7.3	8,092	2.2	15,227	1,972	0.9	115	0.1	139	18	—
Other revenues	2,904	2.4	19,689	5.5	92,969	12,037	5.7	140	0.1	5,075	657	1.2

Total net revenues	120,483	100.0%	361,794	100.0%	1,638,781	212,189	100.0%	200,900	100.0%	428,553	55,489	100.0%

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.
     Our net revenues are net of business tax, value-added tax, city construction tax, education surcharge and returns and exchanges of products. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.
      We have been dependent on a limited number of customers for a significant portion of our revenues. In 2004, 2005, 2006 and the first quarter of 2007, sales to customers that individually exceeded 10% of our consolidated net revenues accounted for 35.1%, 38.7%, 38.9% and 66.7% of our consolidated net revenues, respectively. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us. Customers whose purchases accounted for 10.0% or more of our consolidated net revenue were Conergy, Sunline and Inceisa, one of our Series B preferred shareholders, in 2006.

      We currently sell most of our PV modules to customers located in Europe, with a substantial majority sold to Germany. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	Year ended December 31,							For the three-month periods ended March 31,

	2004		2005		2006(1)			2006		2007

	Total	% of total	Total	% of total			% of total	Total	% of total			% of total
Country	sales	revenues	sales	revenues	Total sales		revenues	sales	revenues	Total sales		revenues

	RMB		RMB		RMB	US$		RMB		RMB	US$

	(in thousands, except percentages)							(in thousands, except percentages)
Europe:
Germany	80,463	66.8%	238,984	65.5%	1,009,675	130,733	61.2%	166,128	81.7%	50,532	6,543	11.8%
Spain	—	0.0	28,501	7.8	236,069	30,566	14.3	6,833	3.4	251,056	32,507	58.6
Others	6,476	5.3	28,557	7.9	88,453	11,453	5.4	4,752	2.3	2,238	290	0.5

Subtotal — Europe	86,939	72.1	296,042	81.2	1,334,197	172,752	80.9	177,713	87.4	303,826	39,340	70.9
China	28,791	23.9	57,292	15.7	80,968	10,484	4.9	4,798	2.4	14,899	1,929	3.5
Hong Kong	—	—	—	—	154,585	20,016	9.4	20,125	9.9	79,914	10,347	18.6
United States	—	—	6,462	1.8	40,577	5,254	2.5	178	0.1	28,987	3,753	6.8
Other regions	4,761	4.0	4,985	1.3	39,816	5,155	2.3	618	0.2	929	120	0.2

Total revenues	120,491	100.0%	364,781	100.0%	1,650,143	213,661	100.0%	203,432	100.0%	428,555	55,489	100.0%

Sales tax and surcharge	(8)		(2,987)		(11,362)	(1,472)		(2,532)		(2)	—

Total net revenues	120,483		361,794		1,638,781	212,189		200,900		428,553	55,489

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts of the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.
     All of our net revenues from sales of PV systems are currently derived from China. In 2003, we were awarded a large-scale, government-sponsored stand-alone PV system project in the Western China. This project, known as the “Electrification Project for Townships in The Western China,” was a government-sponsored project for installation of stand-alone PV systems, for which we installed nine solar power stations in Sichuan Province with total power output of approximately 0.9 megawatts from 2003 to 2004.
Cost of Revenues and Operating Expenses
      The following table sets forth our gross profit margins, operating profit margins and cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated:

	Year ended December 31,							For the three-month periods ended March 31,

	2004		2005		2006(1)			2006		2007

	RMB		RMB		RMB	US$		RMB		RMB	US$

	(in thousands, except percentages)							(in thousands, except percentages)
Total net revenues	120,483	100.0%	361,794	100.0%	1,638,781	212,189	100.0%	200,900	100.0%	428,553	55,489	100.0%
Cost of revenues:
Cost of PV module sales	86,502	71.8	233,194	64.5	1,100,372	142,476	67.1	153,435	76.3	330,365	42,775	77.1
Cost of PV system sales	6,633	5.5	6,292	1.7	10,939	1,416	0.7	107	0.1	98	13	—
Cost of other revenues	2,168	1.8	14,118	3.9	75,172	9,733	4.6	135	0.1	8,480	1,098	2.0
Total cost of revenues	95,303	79.1	253,604	70.1	1,186,483	153,625	72.4	153,677	76.5	338,943	43,886	79.1
Gross profit	25,180	20.9	108,190	29.9	452,298	58,564	27.6	47,223	23.5	89,610	11,603	20.9
Operating expenses:
Selling expenses	1,027	0.9	3,546	1.0	15,459	2,002	0.9	5,272	2.6	17,371	2,249	4.1
General and administrative expenses	7,459	6.2	19,178	5.3	46,784	6,057	2.9	5,777	2.9	23,692	3,068	5.4
Research and development expenses	2,950	2.4	1,791	0.5	23,136	2,996	1.4	593	0.3	7,579	981	1.8
Total operating expenses	11,436	9.5	24,515	6.8	85,379	11,055	5.2	11,642	5.8	48,642	6,298	11.3
Income from operations	13,744	11.4%	83,675	23.1%	366,919	47,509	22.4%	35,581	17.7%	40,968	5,305	9.6%

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

Cost of Revenues
      Our cost of PV module sales consists primarily of:

•	Polysilicon. The cost of high-purity polysilicon and polysilicon scraps is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•	Other raw materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•	Toll manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell production capacity used to be less than the production capacities for our wafers and PV modules, we used to send a portion of excess wafers to third-party PV cell manufacturers and receive PV cells from them under toll manufacturing arrangements which are then used to produce our PV modules. As our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our production capacity, we have terminated these toll manufacturing arrangements. The cost of producing PV cells through a toll manufacturing arrangement is typically higher than the cost of producing them in-house.

•	Direct labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•	Overhead. Overhead costs include utilities, maintenance of production equipment, land rental expenses and other ancillary expenses associated with the manufacturing activities.

•	Depreciation of property, plant and equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is 30 years for buildings, eight to ten years for machinery and motor vehicles and four to five years for electronic equipment and furniture and fixtures, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain manufacturing capacity at 600 megawatts for each of polysilicon ingots and wafers, PV cells and PV modules by 2010.

•	Warranty cost. Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a ten-year and 25-year limited warranty against declines of more than 10.0% and 20.0%, respectively, from the initial power generation capacity at the time the product is sold. We maintain warranty reserves to cover potential liabilities that could arise under these warranties. Such warranties require us to fix or replace the defected products. We currently accrue the equivalent of 1% of net revenues as warranty reserves. We have not experienced any warranty claims since we started selling PV modules in January 2003. In 2004, 2005, 2006 and the first quarter of 2007, we recorded warranty expense of RMB 1.2 million, RMB 3.5 million, RMB 15.7 million (US$2.0 million) and RMB 4.2 million (US$0.5 million), respectively.
      The cost of PV systems includes the costs of PV modules, batteries, inverters, other electronic components and related materials and labor.

      Our cost of revenues is affected primarily by our ability to control raw material costs, achieve economies of scale in our operations and manage our vertically integrated product chain efficiently, which includes our prudent use of toll manufacturing arrangements to fill potential shortfalls in production capacity along the product chain until the disparity between our wafer production capacity and the PV cell production capacity is resolved. Furthermore, we balance automation and manual operation in our manufacturing process, and have been able to increase operating efficiencies and expand our manufacturing capacity cost effectively.

Gross Profit and Gross Margin
      Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit increased from RMB 25.2 million in 2004 to RMB 108.2 million in 2005, to RMB 452.3 million (US$58.6 million) in 2006. Our gross profit significantly increased to RMB 89.6 million (US$11.6 million) in the first quarter of 2007 from RMB 47.2 million in the first quarter of 2006. Our gross profit margin changed from 20.9% in 2004 to 29.9% in 2005, to 27.6% in 2006. Our gross profit margin decreased from 23.5% in the first quarter of 2006 to 20.9% in the first quarter of 2007. The increase in gross margin from 2004 and 2005 was primarily due to improved economies of scale, higher operating efficiency and the advancement of process technologies, the effect of which was partially offset by the increase in the cost of polysilicon. The decrease in gross margin from 2005 to 2006 was primarily due to a sharp increase in the cost of polysilicon, which outpaced cost reduction from the improved economies of scale and advancements in our process technologies. The decrease in gross margin from the first quarter of 2006 to the first quarter of 2007 was primarily due to the increase in the cost of polysilicon and a significant increase in operating expenses.
      We may continue to face margin compression pressure in the sales of PV modules due to the increase in the market price of polysilicon and intense competition in the PV module market. We have been able to alleviate some of the margin pressure by manufacturing polysilicon ingots using a higher proportion of cheaper low-purity silicon materials. Furthermore, we believe that as our PV business expands and attains parity in production capacity for different phases of our product value chain, economies of scale and benefits from vertical integration, among other factors, will have a positive effect on our gross profit margins over time.

Operating Expenses
      Our operating expenses consist of:

•	Selling expenses, which consist primarily of advertising costs, packaging and shipping costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, amortization of intangible assets (including backlog and customer relationships) and other selling expenses including sales commissions paid to our sales agents. We expect that our selling expenses will increase in the near term as we increase sales efforts, hire additional sales personnel, target new markets and initiate additional marketing programs to build up our brand. However, we expect that the growth in net revenues will outpace the growth in selling expenses and increase the gross margin over time.

•	General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, bad debt expense, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses. We expect the general and administrative expenses will increase in the near term as a percentage of net revenue as we hire additional personnel and incur professional expenses to support our operations as a listed company in the United States. However, we expect that general and administrative expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products, including improving the technical know-how to produce ingots and wafers with a higher proportion of polysilicon scraps without compromising the conversion efficiency of our PV cells and modules. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

Taxation
      Under current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.
      Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualifies as a “high and new technology enterprise” under the FIE Income Tax Law and as a result has been entitled to a preferential income tax rate of 15.0% through 2007. In accordance with the FIE Income Tax Law and the related implementing rules, as a foreign invested enterprise primarily engaged in manufacturing, Tianwei Yingli is entitled to a two-year exemption from the 15.0% enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are currently expected to be 2007 and 2008 for purposes of relevant PRC tax regulations. Tianwei Yingli will thereafter be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, or until 2011. Yingli Green Energy would also be exempted from the withholding tax on dividends it receives from Tianwei Yingli.
      On March 16, 2007, the PRC Enterprise Income Tax Law was enacted, and will become effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC are scheduled to expire. Under the PRC Enterprise Income Tax Law, Yingli Green Energy may be considered a “resident enterprise” and therefore be subject to the PRC enterprise income tax at the rate of 25% on its global income. However, under the PRC Enterprise Income Tax Law, Tianwei Yingli will continue to be entitled to the two-year exemption and three-year half reduction preferential treatment with respect to enterprise income tax for the period from 2007 to 2011 or, if it fails to record profits in 2007, it will continue to be entitled to such exemption and preferential treatment for the period from 2008 to 2012. Under the PRC Enterprise Income Tax Law, Tianwei Yingli will be exempted from the enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are currently expected to be 2007 and 2008. Assuming that Tianwei Yingli qualifies as a “high and new technology enterprises strongly supported by the State” and that Tianwei Yingli records profit in 2007, it will be entitled to a preferential income tax rate of 7.5% from 2009 until 2011 and the preferential income tax rate of 15% will be applicable to Tianwei Yingli starting from 2012. If Tianwei Yingli fails to qualify as a “high and new technology enterprises strongly supported by the State” under the PRC Enterprise Income Tax Law, it will be entitled to a preferential income tax rate of 12.5% from 2009 until 2011 and the standard tax rate of 25% will be applicable to Tianwei Yingli starting from 2012. As a result of the new tax law and regulations, Tianwei Yingli’s effective tax rate may increase in the future.
Critical Accounting Policies
      We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgements, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.
     Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Preferred Shares and Warrants
      For the period from our inception on August 7, 2006 to December 31, 2006 and for the three-month period ended March 31, 2007, we issued preferred shares and warrants as described below.
      On September 28, 2006, we issued 8,081,081 Series A preferred shares at US$2.10 with a detachable warrant to purchase 678,811 ordinary shares at US$2.10, or Series A warrant. From December 20, 2006 through January 13, 2007, we issued 20,268,872 Series B preferred shares at US$4.835 per share with detachable warrants to purchase 2,112,057 ordinary shares at US$0.01, or Series B warrants, to certain Series B preferred shareholders. On December 29, 2006, in conjunction with the repayment of a convertible loan issued by Tianwei Yingli to China Foreign Economics and Trade & Investment Co., Ltd., we issued a warrant, or the Sunshine warrant, to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share to China Sunshine Investment Co., Ltd. On March 27, 2007, in conjunction with the termination of the escrow arrangement to remove the restrictions placed on US$19.6 million of the total cash proceeds received from the issuance and sale of the Series B preferred shares, we issued additional Series B warrants to purchase 688,090 of our ordinary shares at US$0.01 to certain Series B preferred shareholders.
      The net proceeds received from the issuance of Series A preferred shares with a detachable warrant were allocated to the Series A preferred shares and Series A warrant based on their relative fair value of US$2.08 per share and US$0.31 per share, respectively. The net proceeds received from the issuance of Series B preferred shares with detachable warrants were allocated to the Series B preferred shares and Series B warrants based on their relative fair values of US$4.79 per share and US$0.42 per share, respectively. For purposes of allocating the net proceeds received from the Series A and Series B preferred shares that were issued with detachable warrants, the methods and assumptions used in determining the fair values of the preferred shares and warrants on a stand-alone basis are described below.
      In determining the fair value of the preferred shares, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We followed the “level A” recommendation, the most preferred valuation method recommended by the Practice Aid. The stand-alone fair value of Series A preferred shares that were issued with a detachable warrant was determined based on a retrospective valuation as of the respective measurement date, performed by American Appraisal. The stand-alone fair value of the Series B preferred shares that were issued with detachable warrants was determined based on a contemporaneous valuation as of the respective measurement date, performed by American Appraisal. The following describes the methodology and major assumptions used by American Appraisal as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006 and December 20, 2006, respectively.
      Since our capital structure comprised of preferred shares and ordinary shares at each measurement date, American Appraisal allocated our enterprise value between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.
      In determining our enterprise value at each measurement date, American Appraisal used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.
      For the market approach, American Appraisal considered the market profile and performance of eleven guideline companies with businesses similar to those of us. American Appraisal used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation, Ersol Solar Energy AG. American Appraisal then calculated the following three multiples for the guideline companies: enterprise value to sales multiple, enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and enterprise value to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels of us and the guideline companies, price multiple adjustments were made. American Appraisal used the 2007 adjusted median price multiples of the guideline companies in the valuation of our enterprise value. Estimated sales, EBITDA and EBIT of the guideline companies for 2007 were extracted from Institutional Brokers Estimate System (I/ B/ E/ S) Earning Estimates, Bloomberg.
      For the income approach, American Appraisal utilized a discounted cash flow, or DCF, analysis based on our projected cash flows from 2006 through 2010. American Appraisal used a weighted average cost of capital, or WACC, of 20% as of September 28, 2006 and 18% as of December 20, 2006 through January 13, 2007, based on the WACC of the guideline companies.
      American Appraisal also applied a discount for lack of marketability of 17% as of September 28, 2006 and 11% as of December 20, 2006 through January 13, 2007 to reflect the fact that there is no ready market for shares in a closely held company like us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% as of September 28, 2006 and 47% as of December 20, 2006 through January 13, 2007 by using the mean of volatility of the guideline companies used in the market approach.
      Based on the valuations performed by American Appraisal, the estimated fair value per share of Series A preferred shares issued on September 28, 2006 was US$2.40 and the estimated fair value per share of Series B preferred shares issued from December 20, 2006 through January 13, 2007 was US$5.38, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006 and December 20, 2006, respectively.
      With respect to the valuation of Series B preferred shares issued from December 20, 2006 through January 13, 2007, the estimated stand alone fair value of US$5.38 using the valuation techniques discussed above reasonably approximated the US$4.835 per share paid by third party investors for Series B preferred shares that were issued without any detachable warrants. Management believes that the difference between the fair value determined by American Appraisal and the US$4.835 was within a tolerable range of reasonableness. In addition, had we utilized the US$4.835 for purposes of determining the relative fair value of the Series B preferred shares issued with warrants, the impact to our results of operations and income available to ordinary shareholders would have been immaterial. Given the subjective nature of various assumptions and estimates that are required to determine the fair value of preferred shares of a privately held company, we believe that the assumptions and methodology utilized were appropriate and reasonable.
      The relative fair values assigned to the Series A warrant and Series B warrants issued from December 20, 2006 through January 13, 2007 and the stand-alone value of the Sunshine warrant and the additional Series B warrants issued on March 27, 2007 was approximately US$211,341 (RMB 1,671,432), US$850,482 (RMB 6,650,603), US$496,000 (RMB 3,908,381), and US$756,213 (RMB 5,848,702), respectively. We determined that the stand-alone per share fair value of the Series A warrant and Series B warrants was US$0.36 and US$0.48 (after a 90% discount), respectively. The fair values of these warrants utilized the Black-Scholes option pricing model. The significant estimates and assumptions used by American Appraisal as set forth in its valuation reports for these warrants, dated March 30, 2007, to estimate the fair value of these warrants under the Black-Scholes option pricing model are as follows:

				Additional
	Series A warrant	Series B warrants	Sunshine warrant	Series B warrants

Fair value of ordinary shares at issuance date	US$2.04	US$4.74	US$4.74	US$11.00
Expected warrant term	0.59 year	0.28 year	0.12 year	0.17 year
Expected volatility	58%	47%	42%	56%
Risk-free interest rate	5.04%	5.05%	5.20%	5.06%
Expected dividend rate	0%	0%	0%	0%
      The fair value of our ordinary shares of US$11.00 per share used in the Black-Scholes option pricing model for purposes of estimating the fair value of the additional Series B warrants issued on March 27, 2007 was based on our best estimate of the expected mid-point of the initial public offering price range of our ordinary shares at that time. Had we used US$12.00 per share, being the current mid-point of the estimated initial public offering price of our ordinary shares, for purposes of calculating the fair value of the additional Series B warrants, the impact to our results of operations and income available to ordinary shareholders would have been immaterial.
      We injected to Tianwei Yingli a portion of the proceeds from the issuance of the Series B preferred shares in the form of a shareholder loan from us to Tianwei Yingli. The Series B warrants and the additional Series B warrants issued on March 27, 2007, are subject to cancellation and return features upon the conversion of such shareholder loan into an equity interest in Tianwei Yingli following relevant PRC regulatory approvals and completion of related procedural formalities. Based on our successful experience in two prior rounds of private placements, namely in connection with the Series A preferred shares and the mandatory convertible and redeemable bonds, in obtaining similar regulatory approvals for capital increases in Tianwei Yingli, we believe that the probability of obtaining the requisite regulatory approvals for the capital increase related to the Series B preferred shares, which would result in automatic cancellation of the Series B warrants, is 90%. Accordingly, the fair value of the Series B warrants, including the additional Series B warrants issued on March 27, 2007, determined utilizing Black-Scholes option pricing model was discounted by 90% to take into account our estimate of the probability of the warrants not being exercised and therefore cancelled. In addition, the Company believes the 90% discount reflects our assumptions based on the best information available in the circumstances, of what the Series B preferred shareholders considered in accepting the terms of the warrants. Under an agreement dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder, the Series B warrants and the additional Series B warrants issued on March 27, 2007 were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the conversion of the shareholder loan.
      The expected volatility of our future ordinary share price was based on the price volatility of the shares of 11 comparable companies in the PV manufacturing business, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued warrants. These companies were used for comparative purposes because we did not have a trading history at the time the warrants were issued and therefore did not have sufficient share price history to calculate our own historical volatility. The selection of such comparable companies is highly subjective. The estimated fair value of our ordinary shares on the date of grant was determined by contemporaneous valuations as of their respective measurement dates, performed by American Appraisal, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of our share options and unvested restricted shares as of December 31, 2006 and January 19, 2007, respectively, supplemented by the forecasted profitability and cash flows of our business.
      We believe that the increase in the fair value of our ordinary shares since the issuance of Series A preferred shares at US$2.04 on September 28, 2006 to the issuance of Series B preferred shares at US$4.74 on December 20, 2006, is attributable to the following significant factors and events occurred between September 28, 2006 and December 20, 2006:

•	in November 2006, we successfully completed the issuance of mandatory redeemable bonds and mandatory convertible bonds for an aggregate principal amount of US$85 million, which were used primarily to purchase 150 tons of polysilicon in November and December 2006 and satisfy US$32.6 million of prepayment obligations payable in December 2006 under two long-term polysilicon supply contracts with Wacker Chemie AG. The execution of these contracts and other bulk purchases improved our ability to secure the requisite amount of polysilicon and supported the credibility of our output projections and our confidence to obtain necessary polysilicon supply for 2007 and onwards, which in turn helped to improve our valuation from the time of the issuance of the Series A preferred shares in September 2007 to the time of the issuance of the Series B preferred shares in December 2006;

•	in November 2006, we entered into a large sales contract with Acciona Energía, S.A., one of our key customers in Spain, for the delivery of an aggregate of 42 megawatts of PV modules until 2008, which helped to further strengthen our competitive position, improve the accuracy of our average selling price projections, further justify our capacity expansion plan and support our revenue projections. Such contract may not be unilaterally terminated by Acciona, except in limited circumstances, such as bankruptcy of us or a breach of the contract which remains uncured for 60 days after notice thereof;

•	the prices of polysilicon we were able to obtain under these long-term polysilicon supply contracts also supported our belief that the polysilicon price over the long term would fall significantly and, as a result, our gross profit margin would improve over the long term;

•	we were able to hire the chief financial officer, chief operating officer, chief technology officer and financial controller, who helped us to enhance our management capabilities and to execute our business plan; and

•	in light of the greater immediacy of our public offering and the paucity of successful initial public offerings by issuers with principal operating subsidiaries in China from September 2006 through December 2006, we adjusted down the weighted average cost of capital by 2% from September 2006 through December 2006 as the cost of equity had been reduced.
      In addition, we believe the increase in the fair value of our ordinary shares is consistent with the increase in the price paid by third party investors for our shares from US$2.10 per ordinary share, as determined by the Series A preferred investor in September 2006, to US$4.835 per share ordinary share, as determined by the Series B preferred investor in December 2006, each based on the initial conversion rates of one Series A preferred share per ordinary share and one Series B preferred share per ordinary share. We believe that the increase in the consideration paid by third-party investors for our shares was indicative of an increase in our enterprise value as recognized by third parties.

Warranty Cost
      Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year limited warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. Our PV system sales are typically sold with a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. We provide for the estimated cost of each warranty at the time revenue is recognized. However we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we have sold PV modules only since January 2003, and none of our PV modules has been in use for more than five years, we have a limited warranty claim period. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Based on the results of the industry standard testing and consideration given to the warranty accrual practice of other companies in the same business, we record the equivalent of 1% of net revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs will depend on a variety of factors including actual failure rates, material and product delivery cost at time of failure, and other costs incurred to fulfill the obligation to replace or repair the product. To the extent that warranty costs differ significantly from the estimates, we will revise our warranty provisions accordingly. Any such revisions to our accrued warranty liability will affect our results of operations in the period the revision is made as well as subsequent periods to the extent the amount of estimated warranty provisions of 1% of related sales revenues is adjusted.

Long-lived Assets
      As of December 31, 2006, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of minority interests of 2.98% and 8.15% in Tianwei Yingli on November 20, 2006 and December 18, 2006, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.
      The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. The fair values as of November 20, 2006 and December 18, 2006, respectively, of the intangible assets acquired were also determined by American Appraisal, as set forth in its valuation report, dated March 30, 2007, for the valuation of such intangible assets as of November 20, 2006 and December 18, 2006. For technical know-how, the fair value was determined based on the excess-earning approach using the present value of the projected earnings attributable to the technical know-how. For customer relationships, the fair value was based on the excess earnings which take into consideration the projected cash flows to be generated from these customers. Future cash flows are predominately based on the net income forecast of these customers which has taken into consideration historical customer attrition and revenue growth. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital. For long-term supplier agreements, the fair value was based on the discounted present value of the difference between the price of polysilicon as agreed in the supplier agreements and market price. For trademarks, the fair value was based on the “relief from royalty” approach representing the present value of the after-tax cost savings from royalty payments.
      We depreciate and amortize our property, plant, equipment and intangible assets, using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during the years ended December 31, 2004 and 2005, for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006.
      We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. For our trademarks which are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the asset. For the periods presented, no impairment on our long-lived assets was recorded.

Share-based Compensation
      As further described in Note 16 to our Consolidated Financial Statements, we account for share-based compensation under Statement of Financial Accounting Standards No. 123-R, “Share-Based Payment,” or SFAS No. 123R. Under SFAS No. 123R, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model. Under this model, we make a number of assumptions regarding the fair value of the options, including:

•	the estimated fair value of our ordinary shares on the grant date;

•	the maturity of the options;

•	the expected volatility of our future ordinary share price;

•	the risk-free interest rate, and;

•	the expected dividend rate.
      For the purpose of determining the estimated fair value of our share options that have been granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions since we were a privately-held company on the date we granted our options. The estimated fair value of our ordinary shares on the date of grant was determined based on valuation also performed by American Appraisal on our ordinary shares, as set forth in its valuation report, dated March 30, 2007, for the valuation of our share options as of December 31, 2006, supplemented by the forecasted profitability and cash flows of our business. American Appraisal estimated the expected volatility of our future ordinary share price based on the price volatility of the publicly traded ordinary shares of 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option.
      We had 610,929 employee share options outstanding as of December 31, 2006. The following table sets forth information regarding our outstanding employee share options as of December 31, 2006:

Weighted
		Weighted		average
		average		remaining
	Number	exercise		contractual	Aggregate
	of shares	price		term	intrinsic value

Outstanding as of August 7, 2006 (date of inception)	—		—
Granted on December 28, 2006	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2006	610,929	US$	2.10	10 years	RMB 12,604,281

Exercisable as of December 31, 2006	—		—	—

      On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period.
      We recorded non-cash share-based compensation expenses of RMB 61,667 (or US$7,826 as translated at the applicable average exchange rate prevailing during the period) for the period from August 7, 2006 through December 31, 2006 and RMB 5,123,701 (or US$663,417 as translated at the applicable average exchange rate prevailing during the period) for the three-month period ended March 31, 2007.
      For our share options issued on December 28, 2006, American Appraisal used an expected volatility of 70% and estimated fair values for our ordinary shares of US$4.74, resulting in estimated fair values of US$3.81 per option, as indicated in its valuation report, dated March 30, 2007, for the valuation of the share options as of December 31, 2006. For our unvested restricted shares issued on January 19, 2007, American Appraisal estimated the fair value of our ordinary shares on the date of grant of US$4.96.
      The fair value of our ordinary shares of US$4.74 and US$4.96 per share at the respective date of grant was determined based on contemporaneous valuations as of December 28, 2006 and January 19, 2007, performed by American Appraisal, as indicated in its valuation reports, both dated March 30, 2007, for the valuation of the share options and unvested restricted shares as of December 31, 2006 and January 19, 2007, respectively. The following describes the methodology and major assumptions used by American Appraisal, as set forth in its valuation reports, dated March 30, 2007.
      Since our capital structure comprised of preferred shares and ordinary shares at the grant date, our enterprise value was allocated between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.
      American Appraisal used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value as of December 28, 2006 and January 19, 2007. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.
      For the market approach, the market profile and performance of eleven guideline companies with businesses similar to those of us were considered. American Appraisal used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation and Ersol Solar Energy AG. American Appraisal then calculated the following three multiples for the guideline companies: the enterprise value to sales multiple, the EBITDA multiple and the EBIT multiple. Due to the different growth rates, profit margins and risk levels of the Company and the guideline companies, price multiple adjustments were made. The 2007 adjusted average price multiples of the guideline companies were used in the valuation of our enterprise value.
      For the income approach, a DCF analysis was used based on our projected cash flows from 2006 through 2010. American Appraisal used a WACC of 18.0% as of December 28, 2006 and January 19, 2007, respectively, based on the WACC of the guideline companies.
      A discount for lack of marketability of 11% and 9% as of December 28, 2006 and January 19, 2007, respectively, was also applied to reflect the fact that there is no ready market for shares in a closely held company, such as us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% and 45% as of December 28, 2006 and January 19, 2007, respectively, was determined by using the mean of volatility of the guideline companies used in the market approach.
      Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.
      We believe that the increase in the fair value of our ordinary shares since the grant of options on December 28, 2006 to the per share price of US$12.00, the midpoint of the estimated range of the initial public offering price, is attributable to the following significant factors and events since December 28, 2006:

•	since December 26, 2006, we have entered into three sales contracts with Unitec Europa, S.A., Sinolink Development Limited and Laxtron Energías Renovables to deliver an aggregate of over 40 megawatts of PV modules in 2007, which increased our estimated sales in 2007 to be secured contractually from approximately 70 megawatts of PV modules as of December 28, 2006 to approximately 110 megawatts as of May 18, 2007.

•	we have been able to secure additional supply of polysilicon since December 28, 2006. In April 2007, we entered into a new supply agreement with Sichuan Xinguang Silicon Science and Technology Co., Ltd., a PRC silicon manufacturer, to satisfy a significant portion of our estimated polysilicon needs for 2007 and 2008 and further enhanced the credibility of our output projections for 2007 and 2008, as well as several other supplier contracts in 2007. As a result, we secured as of April 30, 2007 approximately 930 tons of our estimated polysilicon needs for 2007 and approximately 1,000 tons of our estimated polysilicon needs for 2008. In contrast, as of December 28, 2006, we secured approximately 380 tons of our estimated polysilicon needs for 2007 and nil tons for our estimated polysilicon needs for 2008.

•	in March 2007, we successfully added another 30 megawatts cell production capacity which enabled us to reach the current PV cell production capacity of 90 megawatts. This addition in PV cell production capacity enhanced the parity of production capacity at each of our entire supply chain and reduced the need to enter into toll manufacturing arrangements with third-party toll manufacturers, which are more expensive than in-house production;

•	during the period from January 2007 through March 2007, we obtained additional banking facilities in the amount of RMB 441.7 million (US$57.2 million), which would be sufficient for us to fund the construction for new production facilities for the silicon ingots and wafers, PV cells and PV modules for up to 100 megawatts each as well as the related power generation system until the end of June 2007. The availability of additional funding for capacity expansion increased the likelihood of achieving our output target for 2007 and 2008, as well as sales targets for 2007 and 2008, which in turn helped to improve our valuation. In addition, the production equipment has been delivered on schedule;

•	in April 2007, we arranged for three individuals to become our independent directors upon completion of this offering. As independent directors, these individuals will help us improve our corporate governance and internal controls. In April 2007, we also hired a vice president with extensive experience in the silicon ingots and wafers production process and an assistant financial controller with knowledge of and experience in the areas of U.S. GAAP and internal control over financial reporting;

•	since December 28, 2006, governments in certain of our key overseas markets announced plans to promote the use of alternative and renewable energy sources, which is likely to improve the demand prospects for PV products significantly over the long term. These plans include the Energy Action Plan adopted by the European Council in March 2007, which, among others, set a binding target for the European Union to increase the percentage of energy consumption based on renewable energy sources to 20% of overall energy consumption in the European Union and to increase the percentage of biofuels used in the transport fuel consumed in the European Union to 10% of such transport fuel, in each case by 2020. In addition, the United States also announced a plan in January 2007 to seek a 20% reduction in gasoline consumption in the United States by 2017, which would likely require, among others, the use of approximately 35 billion gallons of renewable and alternative fuels. We believe the positive growth outlook for our products as a result of such government plans in turn improved our valuation;

•	since December 28, 2006, the stock prices of listed PV companies in general, including the 11 companies comparable to us that we examined in connection with the valuation performed by us with the assistance of American Appraisal, improved significantly. For example, the aggregate market capitalization of the 11 companies increased by approximately 30% from January 1, 2007 through May 8, 2007, based on an average increase of average closing stock prices during the same period. We believe that the favorable movements of the stock prices of the PV companies since the beginning of 2007 are due to, among others, the government plans to expand the use of renewable energy sources as described above, news reports in April 2007 that the global solar grade silicon supply is expected to increase significantly starting in 2008 (which exceeded the typical industry estimates made in 2006), and continued technological advancements for producing cheaper PV modules on a per-watt basis, which in the aggregate would contribute to the growth in revenue and profits for PV product manufacturers. We also believe that the investor sentiment with respect to the PV company stocks were positively affected by the improvements in revenues and profits for several listed PV companies, such as Suntech Power Holdings and Solarworld AG. We believe that the strong stock price performance of the PV product manufacturers in general, including the 11 comparable companies we examined for purposes of valuation and several newly listed PV product manufacturers with operations primarily in China, further justify adjusting upwards the fair value of our ordinary shares; and

•	In determining the midpoint of the estimated initial public offering price range of US$12.00 per share, we utilized the market approach, as compared to a weighted average of the income approach and market approach, which we used in determining the fair value of US$4.74 per share at December 28, 2006. We believe that applying the market approach best reflects our anticipated pricing for this offering. The most significant factors that led to an increase in the fair value of our ordinary shares from US$4.74 as of December 28, 2006 to US$12.00, the midpoint of the estimated initial public offering price range under the market approach were: (i) the utilization of our estimated 2008 EBIT for purposes of calculating the midpoint of the estimated price range for this offering versus the utilization of 2007 EBIT for purposes of determining the fair value of US$4.74 per ordinary share as of December 28, 2006 and (ii) in light of the market factors described above, an increase by 82% in the multiple applied to such EBIT from December 28, 2006 for purposes of calculating the fair value of our ordinary shares to the date of this prospectus for purposes of calculating the midpoint of estimated price range for this offering.

      Based on the midpoint of the estimated initial public offering price of US$12.00 per share, the aggregated intrinsic value of the options outstanding as of December 31, 2006 was approximately US$6.0 million. Although it is reasonable to expect that the completion of this offering should increase the value of our ordinary shares because of their increased liquidity and marketability, we believe that the amount of additional value cannot be measured with precision or certainty.

Valuation of Inventories
      Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and records a write-down against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006, inventory write-downs, which are included in cost of revenues, were RMB 723,582, RMB 557,234, RMB 1,736,729 (US$224,872) and RMB 4,941,887 (US$639,876), respectively.

Allowance for Doubtful Accounts
      We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectibility of receivables based on a number of factors including the customer’s financial condition and creditworthiness. To reduce credit risks, we require advance payments from certain customers and also require some of our customers to pay a major portion of the purchase price by letters of credit. Because of the advance payments and the letters of credit payment requirements that we impose on certain of our customers, our allowance for doubtful accounts and provisions for bad debt have not been significant. Although our accounts receivable balance had grown significantly from September 4, 2006 through December 31, 2006 due to sales to several major customers, we effectively managed our credit risk by requiring those customers to pay a portion of the purchase price by letters of credit. As a result, our allowance for doubtful accounts did not increase significantly from September 4, 2006 through December 31, 2006. During the years ended December 31, 2004 and 2005, for the period from January 1, 2006 through September 4, 2006, and the period from August 7, 2006 (date of inception) through December 31, 2006, our provision for doubtful accounts amounted to RMB 0.3 million, RMB 1.5 million, RMB 0.5 million (US$0.07 million) and nil, respectively.
      The following table presents the movement of allowance for doubtful accounts for 2004 and 2005 and for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006:

	Predecessor			Yingli Green
				Energy
			For the
			period from	For the
	For the year		January 1,	period from
	ended		2006	August 7,
	December 31,		through	2006 through
			September 4,	December 31,
	2004	2005	2006	2006

	(in thousands of RMB)
Balance at the beginning of the period	—	(293)	(1,776)	—
Transfer of Tianwei Yingli to Yingli Green Energy	—	—	—	(2,309)
Additions charged to bad debt expense	(293)	(1,483)	(533)	—
Write-off of accounts receivable charged against the allowance	—	—	—	—

Balance at the end of the period	(293)	(1,776)	(2,309)	(2,309)

Controls and Procedures
      Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 through December 31, 2006, our independent auditors identified a number of significant control deficiencies in our internal control procedures which, in the judgment of our independent auditors, adversely affect our ability to record, process and report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our consolidated financial statements that is more than inconsequential will not be prevented or detected. Specifically, the significant control deficiencies identified by our independent auditors consist of: (i) the lack of clear procedures, timetables, segregation of duty and review in the financial reporting process, (ii) failure to regularly reconcile the balances of accounts receivable and customer prepayments as recorded in our books and records with our customers, (iii) the lack of sub-ledgers to classify sales transactions by customer, (iv) the lack of process and related controls procedures relating to the recognition of accounts payable and reduction of advance payments, (v) failure to properly record all related party transactions and periodically update the list of such transactions and (vi) failure to properly record the transfer of construction-in-progress to fixed assets on our financial statements. None of the significant deficiencies discovered by our auditors were, individually or in combination with one another, material weaknesses as described in Audit Standard No. 2, An Audit of Internal Control over Financial Reporting Performed in conjunction with an Audit of Financial Statements, of the Public Company Accounting Standards Board, and they were not related to any fraudulent acts. In the past, we also had certain material weaknesses, which other than the remaining significant deficiencies discussed above, have since been remedied.
      In order to remedy the remaining significant deficiencies, we are undertaking several measures to further improve our internal control over financial reporting. We appointed a new chief financial officer and a new financial controller in the fourth quarter of 2006, both of whom have experience with and knowledge of U.S. GAAP. In October 2006, we hired Protiviti, an outside consulting firm, to review our internal control processes, policies and procedures in order to assist us in identifying weaknesses in our internal control over financial reporting. We plan to provide further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP. We are also adopting and implementing additional policies and procedures, including an enterprise resource planning system, to strengthen our internal controls over financial reporting. We plan to remedy these significant deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Results of Operations
      The following table sets forth a summary of the unaudited results of operations of us and our predecessor, Tianwei Yingli, for the periods indicated. In our discussion of the results for the year ended December 31, 2006, we refer to certain line items in the statement of income as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain income statement line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding income statement line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP or the rules relating to pro forma presentation. We are including these unaudited combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative analysis against the prior periods, each of which included a full fiscal year. These unaudited combined amounts do not purport to represent what our results of operations would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.
      In addition, we discuss below our results of operations for the three-month period ended March 31, 2007 and our predecessor’s results of operations for the three-month period ended March 31, 2006 for comparative purposes. Although our predecessor and we, on a consolidated basis, were engaged in the same business and operations, the results of operations for these two periods may not be comparable since they are presented with respect to two distinctive legal entities.

							Yingli Green
							Energy
	Predecessor

									(Combined)
												Predecessor		Yingli Green Energy
							For the period
					For the period		from
	For the year ended December 31,				from January 1,		August 7, 2006		For the year			For the three-month periods ended March 31,
					2006		through		ended
					through		December 31,		December 31,
	2004		2005		September 4, 2006		2006		2006			2006		2007

	RMB		RMB		RMB		RMB		RMB	US$		RMB		RMB	US$

	(in thousands, except percentages)
Net revenues:
Sales of PV modules	108,784	90.3%	334,013	92.3%	856,499	96.9%	674,086	89.3%	1,530,585	198,180	93.4%	200,645	99.8%	423,339	54,814	98.8%
Sales of PV systems	8,795	7.3	8,092	2.2	905	0.1	14,322	1.9	15,227	1,972	0.9	115	0.1%	139	18	—
Others revenues	2,904	2.4	19,689	5.5	26,584	3.0	66,385	8.8	92,969	12,037	5.7	140	0.1%	5,075	657	1.2

Total net revenues	120,483	100.0%	361,794	100.0%	883,988	100.0%	754,793	100.0%	1,638,781	212,189	100.0%	200,900	100.0%	428,553	55,489	100.0%
Cost of revenues:
Cost of PV modules sales	86,502	71.8%	233,194	64.5%	586,196	66.3%	514,176	68.1%	1,100,372	142,476	67.1%	153,435	76.3%	330,365	42,775	77.1%
Cost of PV systems sales	6,633	5.5	6,292	1.7	1,012	0.1	9,927	1.3	10,939	1,416	0.7	107	0.1	98	13	—
Cost of other revenues	2,168	1.8	14,118	3.9	24,428	2.8	50,744	6.8	75,172	9,733	4.6	135	0.1	8,480	1,098	2.0

Total cost of revenues	95,303	79.1%	253,604	70.1%	611,636	69.2%	574,847	76.2%	1,186,483	153,625	72.4%	153,677	76.5%	338,943	43,886	79.1%
Gross profit	25,180	20.9%	108,190	29.9%	272,352	30.8%	179,946	23.8%	452,298	58,564	27.6%	47,223	23.5%	89,610	11,603	20.9%
Operating expenses:
Selling expenses	1,027	0.9%	3,546	1.0%	9,590	1.1%	5,869	0.8%	15,459	2,002	0.9%	5,272	2.6%	17,371	2,249	4.1%
General and administrative expenses	7,459	6.2	19,178	5.3	24,466	2.8	22,318	2.9	46,784	6,057	2.9	5,777	2.9	23,692	3,068	5.4
Research and development expenses	2,950	2.4	1,791	0.5	3,665	0.4	19,471	2.6	23,136	2,996	1.4	593	0.3	7,579	981	1.8

Total operating expenses	11,436	9.5%	24,515	6.8%	37,721	4.3%	47,658	6.3%	85,379	11,055	5.2%	11,642	5.8%	48,642	6,298	11.3%
Income from operations	13,744	11.4%	83,675	23.1%	234,631	26.5%	132,288	17.5%	366,919	47,509	22.4%	35,581	17.7%	40,968	5,305	9.6%
Equity in loss of an affiliate	(185)	(0.2)	(371)	(0.1)	(609)	(0.1)	(216)	—	(825)	(107)	(0.1)	(194)	(0.1)	(138)	(18)	—
Interest expense, net	(6,324)	(5.2)	(5,003)	(1.4)	(21,923)	(2.4)	(25,201)	(3.3)	(47,124)	(6,102)	(2.8)	(4,795)	(2.4)	(18,873)	(2,444)	(4.5)
Other income and foreign currency exchange loss	(1)	—	(1,812)	(0.5)	(3,406)	(0.3)	(4,693)	(0.6)	(8,099)	(1,049)	(0.5)	(265)	(0.1)	69	9	—
Gain (loss) on debt extinguishment	—	—	2,165	0.6	—	—	(3,908)	(0.6)	(3,908)	(506)	(0.2)	—	—	—	—	—
Income tax (expense) benefit	(1,221)	(1.0)	(12,736)	(3.5)	(22,546)	(2.6)	(22,968)	(3.0)	(45,514)	(5,893)	(2.8)	(5,375)	(2.7)	360	47	0.1
Income before minority interest	6,013	5.0	65,918	18.2	186,147	21.1	75,302	10.0	261,449	33,852	16.0%	24,952	12.4	22,386	2,899	5.2
Minority interest	76	0.1	36	—	76	—	(45,285)	(6.0)	(1)		(1)	28	—	(14,046)	(1,819)	(3.3)
Net income	6,089	5.1%	65,954	18.2%	186,223	21.1%	30,017	4.0%	(1)		(1)	24,980	12.4%	8,340	1,080	1.9%

Note:

(1)	This line item for the combined period is not presented because it is not comparable to the line item that would have been for such period if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006 because the minority interest for the period from August 7, 2006 through December 31, 2006, which reflects the ownership of Tianwei Yingli not held by us, is not comparable or relevant to the results of operations of our predecessor.

Three months ended March 31, 2006 for our predecessor compared with three months ended March 31, 2007 for Yingli Green Energy
      Net Revenues. We recorded total net revenues of RMB 428.6 million (US$55.5 million) in the first quarter of 2007, which increased significantly from our predecessor’s total net revenues of RMB 200.9 million in the first quarter of 2006. This increase was primarily due to the increase of sales of PV modules resulting from our capacity expansion. We sold 14.6 MW of modules in the first quarter of 2007 compared to 7.1 MW of modules sold by our predecessor in the first quarter of 2006.
      The geographic distribution of our sales in the first quarter of 2007 changed significantly from that of our predecessor in the first quarter of 2006. Our sales in Europe amounted to RMB 303.8 million (US$39.3 million) in the first quarter of 2007, which significantly increased from our predecessor’s sales in Europe of RMB 177.7 million in the first quarter of 2006, due principally to a continued strong growth in demand in Europe for PV modules. However, as a percentage of total net revenues, our sales in Europe decreased to 70.9% in the first quarter of 2007 from our predecessor’s sales in Europe of 87.4% in the first quarter of 2006, principally due to an increase in sales in Hong Kong from RMB 20.1 million in the first quarter of 2006 to RMB 79.9 million (US$10.3 million) in the first quarter of 2007. Within Europe, there were also significant changes from the first quarter of 2006 to the first quarter of 2007. Our sales in Germany in the first quarter of 2007 was RMB 50.5 million (US$6.5 million), or 11.8% of our total net revenues, which significantly decreased from our predecessor’s sales in Germany of RMB 166.1 million, or 81.7% of its total net revenues, in the first quarter of 2006, primarily due to a shift in our strategic focus from Germany to Spain and other European countries, where the demand for PV products is currently growing at a faster rate and the competition is less intensive than in Germany. Our sales in Spain in the first quarter of 2007 was RMB 251.1 million (US$32.5 million), or 58.6% of our total net revenues, which significantly increased from our predecessor’s sales in Spain of RMB 6.8 million, or 3.4% of its total net revenues, in the first quarter of 2006, primarily as a result of our entering into a major PV module contract with Acciona S.A. in November 2006. Our sales in China was RMB 14.9 million (US$1.9 million), or 3.5% of our total revenues, in the first quarter of 2007, which increased from our predecessor’s sales in China of RMB 4.8 million, or 2.4% of its total net revenues, in the first quarter of 2006.
      Cost of Revenues. Our cost of revenues as a percentage of net revenues increased to 79.1% in the first quarter of 2007 from 76.5% in the first quarter of 2006. Such increase was primarily a result of an increase in depreciation expense and costs of polysilicon. These factors more than offset a decrease in polysilicon usage per watt resulting from the production of thinner wafers and PV cells with higher conversion efficiencies for use in our PV modules. Depreciation expense increased primarily as a result of the manufacturing capacity expansion and is expected to continue to increase as the result of the expansion of our manufacturing capacity.
      Gross Profit. As a result of the foregoing, our gross profit was RMB 89.6 million (US$11.6 million) in the first quarter of 2007, which significantly increased from our predecessor’s gross profit of RMB 47.2 million in the first quarter of 2006. Our gross profit margin was 20.9% in the first quarter of 2007, which decreased from our predecessor’s gross profit margin of 23.5% in the first quarter of 2006, primarily as a result of the rising cost of polysilicon and high depreciation cost.
      Operating Expenses. Our operating expenses was RMB 48.6 million (US$6.3 million) in the first quarter of 2007, which significantly increased from our predecessor’s operating expenses of RMB 11.6 million in the first quarter of 2006, primarily due to increases in selling expenses and general and administrative expenses relating to our expanded sales and operations. Our operating expenses as a percentage of total net revenues was 11.3% in the first quarter of 2007, which increased significantly from our predecessor’s operating expenses as a percentage of total net revenues in the first quarter of 2006, which was 5.8%.

•	Selling Expenses. Our selling expenses was RMB 17.4 million (US$2.2 million) in the first quarter of 2007, which significantly increased from our predecessor’s selling expenses of RMB 5.3 million in the first quarter of 2006, primarily as a result of a significant increase in marketing activities for our PV modules, an RMB 7.6 million (US$1.0 million) sales commission paid to a sales agent in Spain, an RMB 0.2 million (US$0.02 million) increase in share-based compensation expenses and RMB of 2.9 million (US$0.4 million) amortization expenses for intangible assets consisting of customer relationship and backlog. As a result, our selling expenses as a percentage of total net revenues was 4.1% in the first quarter of 2007, which increased from our predecessor’s selling expenses as a percentage of total net revenues in the first quarter of 2006, which was 2.6%.

•	General and Administrative Expenses. Our general and administrative expenses was RMB 23.7 million (US$3.1 million) in the first quarter of 2007, which significantly increased from our predecessor’s general and administrative expenses of RMB 5.8 million in the first quarter of 2006, primarily as a result of a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, an RMB 4.7 million (US$0.6 million) increase in our share-based compensation expenses, amortization expenses in an amount of RMB 4.5 million (US$0.6 million) for intangible assets allocated to general and administrative expenses consisting of technology know-how. As a result, our general and administrative expenses as a percentage of total net revenues was 5.4% in the first quarter of 2007, which increased from our predecessor’s general and administrative expenses as a percentage of total net revenues in the first quarter of 2006, which was 2.9%.

•	Research and Development Expenses. Our research and development expenses was RMB 7.6 million (US$1.0 million) in the first quarter of 2007, which significantly increased from our predecessor’s research and development expenses of RMB 0.6 million in the first quarter of 2006, primarily due to an increased level of research and development activities relating to the improvement of the ingots and wafers production process and PV cell conversion efficiency.

      Income from Operations. As a result of the foregoing, our income from operations was RMB 41.0 million (US$5.3 million) in the first quarter of 2007, which increased by 15.1% from our predecessor’s income from operations of RMB 35.6 million in the first quarter of 2006. Our operating profit margin was 9.6% in the first quarter of 2007, which decreased from our predecessor’s operating profit margin of 17.7% in the first quarter of 2006, primarily due to an increase in the price of polysilicon and a significant increase in operating expenses, which was partially offset by cost savings generated by increased economy of scale from the expansion of our operations and technological improvements in our manufacturing processes.
      Interest Expense, Net. Our net interest expense was RMB 18.9 million (US$2.4 million) in the first quarter of 2007, which significantly increased from our predecessor’s net interest expense of RMB 4.8 million in the first quarter of 2006, primarily due to an increase in bank borrowings and the interest accrued on our mandatory convertible bonds and mandatory redeemable bonds issued in the fourth quarter of 2006 in an amount of RMB 12.0 million (US$1.6 million).
      Income Tax Expense. Tianwei Yingli is entitled to exemptions from the PRC national and local enterprise income tax for at least two and five years, respectively, beginning from calendar year 2007. Accordingly, we recorded income tax benefit of RMB 359,993 (US$46,612) in the first quarter of 2007, as a result of an adjustment to our deferred tax assets and liabilities following the change in the tax status of Tianwei Yingli. In comparison, in the first quarter of 2006, our predecessor recorded income tax expense of RMB 5.4 million at a preferential enterprise income tax rate of 15%. The effective tax rate for our predecessor was 17.7% in the first quarter of 2006, which was higher than the preferential tax rate of 15%, primarily due to certain salary and benefit expenses that were not deductible for PRC income tax purposes.
      Minority Interest. Minority interest recorded by our predecessor was RMB (0.03) million in the first quarter of 2006, which represents the loss attributable to the equity interest of Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by Tianwei Yingli. Minority interest recorded by us was RMB 14.0 million (US$1.8 million) in the first quarter of 2007, which represents the income attributable to the 37.87% ownership interest in Tianwei Yingli not held by us and the 36% ownership interest in Chengdu Yingli not held by Tianwei Yingli.
      Net Income. As a result of the cumulative effect of the above factors, our net income, after minority interest of RMB 14.0 million (US$1.8 million), was RMB 8.3 million (US$1.1 million) in the first quarter of

2007, which decreased from our predecessor’s net income of RMB 25.0 million in the first quarter of 2006. Commencing January 1, 2007, our principal operating subsidiary, Tianwei Yingli, began enjoying certain exemptions from income tax. These income tax exemptions had the effect of increasing our net income by RMB 6.8 million (US$0.9 million) and decreasing our loss attributable to ordinary shareholders on a per share basis by RMB 0.11 (US$0.01) in the first quarter of 2007. Prior to this period, there was no tax exemption in place.

The period from January 1, 2006 through September 4, 2006 (the predecessor period in 2006) and the period from August 7, 2006 (date of inception) through December 31, 2006 compared to year ended December 31, 2005
      Net Revenues. Total net revenues was RMB 884.0 million (US$114.5 million) for the predecessor period in 2006 and RMB 754.8 million (US$97.7 million) for the period from August 7, 2006 through December 31, 2006, in each case primarily from the sales of PV modules. Total net revenues in 2005 amounted to RMB 361.8 million. Our predecessor, Tianwei Yingli, as a domestic company, was subject to sales tax and surcharges at a percentage of value added tax. For the year ended December 31, 2005 and the predecessor period in 2006, sales tax and surcharges were at the rate of approximately 1% of gross revenues. On September 5, 2006, as a result of our reorganization, Tianwei Yingli’s tax status changed and Tianwei Yingli was no longer subject to sales tax and surcharges, and as a result, our sales taxes and surcharges decreased from 1% for the predecessor period in 2006 to nil for the period from August 7, 2006 through December 31, 2006.
      Our PV module sales increased in the predecessor period in 2006, primarily as a result of our further expansion in Spain and Hong Kong. Our PV module sales in Spain as a percentage of total net revenues increased from 7.9% in 2005 to 8.9% for the predecessor period in 2006. Our sales growth in Spain was primarily attributable to increased demand from Acciona, our recent and currently largest customer in Spain, to which we started selling PV modules in 2005. Our sales in Hong Kong as a percentage of total net revenues increased from nil in 2005 to approximately 9.5% in the predecessor period in 2006, primarily as a result of the commencement of our sales in Hong Kong, which were based on referrals by our system integration customers in Europe, and the large trading volume of PV modules in the Hong Kong market. Our PV sales in Germany, our largest market, as a percentage of total net revenues increased from 66.1% in 2005 to 68.2% for the predecessor period in 2006, primarily as a result of laws and regulations favourable to the alternative energy industries, including PV industry, and, to a lesser extent, strengthening relationships with our existing customers. Our sales in the United States as a percentage of total net revenues decreased from 1.8% in 2005 to nil for the predecessor period in 2006, primarily due to a decrease in the unit sale prices of the PV modules in the United States.
      Our PV module sales for the period from August 7, 2006 through December 31, 2006 continued to reflect continued geographic diversification. Our sales in Spain as a percentage of total net revenues increased from 8.9% for the predecessor period in 2006 to 20.9% for the period from August 7, 2006 through December 31, 2006, primarily due to an increase in sales to Acciona. Our sales in Germany as a percentage of total sales decreased from 68.2% for the predecessor period in 2006 to 53.9% for the period from August 7, 2006 through December 31, 2006, primarily as a result of capacity constraints and our decision to expand our presence in Spain. During the period from August 7, 2006 through December 31, 2006, our sales in the United States as a percentage of total net revenues increased to 5.4% for the period from August 7, 2006 through December 31, 2006 from nil in the predecessor period in 2006, primarily as a result of a rise in the unit sale prices of PV modules and the announcement in late 2006 of energy policies favorable to alternative energy.
      Net revenues from sales of PV systems for the predecessor period in 2006 was RMB 0.9 million (US$0.1 million), or 0.1% of total net revenues, as compared to RMB 14.3 million (US$1.9 million), or 1.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006. Sales of PV systems as a percentage of total net revenue was primarily as a result of completion of a large PV system project in China in the fourth quarter of 2006. Net revenues from sales of PV systems amounted to RMB 8.1 million in 2005, or 2.2% of total net revenues. PV system sales as a percentage of total net revenues decreased from

2.2% in 2005 to 0.1% in the predecessor period in 2006, primarily because the PV system projects in the predecessor period in 2006 were completed during the period from August 7, 2006 through December 31, 2006. We defer revenue recognition until the time that the PV system projects are completed.
      Other revenues amounted to RMB 19.7 million, or 5.5% of total net revenues, in 2005, RMB 26.6 million (US$3.4 million), or 3.0% of total net revenues, for the predecessor period in 2006 and RMB 66.4 million (US$8.6 million) or 8.8% of total net revenues for the period from August 7, 2006 through December 31, 2006, in each case, primarily from the occasional sales of raw materials. The increase in other revenues in the period from August 7, 2006 through December 31, 2006 was primarily due to the consummation of two major sales of raw materials in the fourth quarter of 2006. Other revenue as a percentage of total net revenues decrease from 5.5% in 2005 to the 3.0% in the predecessor period in 2006 was primarily due to the increase of PV module sales as a percentage of net revenues which weighted other revenue as a percentage of net revenue down.
      Cost of Revenues. Cost of PV modules sales as a percentage of net revenues from PV modules decreased from 69.8% in 2005 to 68.4% for the predecessor period in 2006 but increased to 76.3% for the period from August 7, 2006 through December 31, 2006. The decrease from 2005 to the predecessor period in 2006 was primarily due to increased usage of less expensive reclaimable polysilicon material which resulted in lower production costs. The increase from the predecessor period in 2006 to the period from August 7, 2006 through December 31, 2006 was primarily due to an increase in our average cost of polysilicon per watt as a result of the rising market price of polysilicon. In both the predecessor period and the period from August 7, 2006 through December 31, 2006, we purchased the majority of our polysilicon either through short-term supply arrangements or from the then-prevailing spot market. Prices under these short-term arrangements and in the spot market both rose continuously in the past few years due to industry-wide supply shortage. The effect of the unit cost increase of polysilicon was partially offset by a decrease in our polysilicon usage per watt because we were able to manufacture PV products with thinner and larger silicon wafer, achieve higher conversion efficiencies and improve operation efficiencies.
      Cost of PV systems sales as a percentage of net revenues from sales of PV systems decreased from 111.8% for the predecessor period in 2006 to 69.3% for the period from August 7, 2006 through December 31, 2006 primarily due to the higher margin attributable to a large PV system project completed in the fourth quarter of 2006. The loss in the predecessor period in 2006 in an amount of RMB 0.1 million (US$0.01 million) was primarily due to several sales of PV systems in certain areas in the PRC at prices below the cost in order to establish presence of our PV products in those areas.
      Gross Profit. As a result of the factors described above, the gross profit margin decreased from 30.8% for the predecessor period in 2006 to 23.8% for the period from August 7, 2006 through December 31, 2006. Our gross margin in 2005 was 29.9%. We estimate that our margin will be improved by approximately 1% in 2007 as a result of the exemption from sales tax and surcharges based on historical results.
      Operating Expenses. Operating expenses were 24.5 million in 2005, RMB 37.7 million (US$4.9 million) for the predecessor period in 2006 and RMB 47.7 million (US$6.2 million) for the period from August 7, 2006 through December 31, 2006. Operating expenses as a percentage of net revenue increased from 4.3% for the predecessor period in 2006 to 6.3% for the period from August 7, 2006 through December 31, 2006 for reasons described below.

•	Selling expenses. Selling expenses as a percentage of net revenues was 1.1% for the predecessor period in 2006, consistent compared to 2005, which amounted to 1.0%, and was 0.8% for the period from August 7, 2006 through December 31, 2006. The decrease in selling expenses as a percentage of our net revenues for the period from August 7, 2006 through December 31, 2006 compared to the predecessor period in 2006 was primarily due to our increased economies of scale and our increased annualized revenue base which outpaced the growth of selling expenses and both of which made it possible for us to reduce our selling expenses as a percentage of net revenues, while increasing our annualized selling expenses in absolute dollar amount.

•	General and Administrative Expenses. General and administrative expenses as a percentage of net revenues was 5.3% in 2005, 2.8% for the predecessor period in 2006 and 2.9% for the period from August 7, 2006 through December 31, 2006. The decrease in general and administrative expenses as a percentage of net revenues from 2005 to the predecessor period in 2006 was primarily due to our increased economies of scale and our increased annualized revenue base in the predecessor period in 2006. The increase in general and administrative expenses as a percentage of our net revenues from the predecessor period in 2006 to the period from August 7, 2006 through December 31, 2006 was primarily due to increased general and administrative expenses as we hired additional personnel and incurred additional professional expenses to support our operations in the period from August 7, 2006 through December 31, 2006.

•	Research and Development Expenses. Research and development expenses as a percentage of net revenues for the predecessor period in 2006, which amounted to 0.4%, was consistent compared to 2005, which was 0.5%. Research and development expenses as a percentage of net revenue increased to 2.6% for the period from August 7, 2006 through December 31, 2006, primarily due to the increase in research and development activities in such period related to improving ingots and wafers production process and output efficiency.
      Income from Operations. Income from operations was RMB 83.7 million in 2005, RMB 234.6 million (US$30.4 million) for the predecessor period in 2006 and RMB 132.3 million (US$17.1 million) for the period from August 7, 2006 through December 31, 2006. As a result of the cumulative effect of the above factors, the operating profit margin was 26.5% for the predecessor period in 2006 and 17.5% for the period from August 7, 2006 through December 31, 2006. The operating profit margin amounted to 23.1% in 2005.
      Interest Expense, Net. Net interest expense was RMB 5.0 million in 2005, RMB 21.9 million (US$2.8 million) for the predecessor period in 2006, which consisted primarily of interest expenses incurred for bank borrowings. Net interest expense was RMB 25.2 million (US$3.3 million) for the period from August 7, 2006 through December 31, 2006, which consisted primarily of interest expense incurred for the mandatory convertible bonds and the mandatory redeemable bonds issued on November 13, 2006, and to a lesser extent from interest expenses incurred for bank borrowings.
      Income Tax Expense. Income tax expense was RMB 12.7 million in 2005, RMB 22.5 million (US$2.9 million) for the predecessor period in 2006 and RMB 23.0 million (US$3.0 million) for the period from August 7, 2006 through December 31, 2006. The effective tax rate was 10.8% for the predecessor period but increased to 23.4% for the period from August 7, 2006 through December 31, 2006. As a “high and new technology enterprise,” our predecessor, Tianwei Yingli, was entitled to a preferential enterprise income tax rate of 15% for the predecessor period in 2006. The effective tax rate for the predecessor period was lower than the enterprise income tax rate primarily due to a tax credit of RMB 10.6 million (US$1.4 million) from the purchase by Tianwei Yingli of China-made equipment. For the period from August 7, 2006 through December 31, 2006, our preferential enterprise income tax rate was 18% as a result of a change in our tax status as a Sino-foreign equity joint venture as of September 5, 2006. The effective tax rate for the period from August 7, 2006 through December 31, 2006 of 23.4% was higher than the enterprise income tax rate of 18.0% during the same period. During the period from August 7, 2006 through December 31, 2006, we recognized tax expenses of RMB 4.0 million (US$0.5 million) as a result of an adjustment to our deferred tax assets and liabilities due to a change in our tax status. In addition, during the same period, Yingli Green Energy was incorporated in the Cayman Islands to hold the equity interest in Tianwei Yingli. Under current tax laws, Yingli Green Energy is not subject to income tax. As a result, our effective tax rate was negatively impacted by expenses incurred by Yingli Green Energy, which were not tax deductible. Such increase in our effective tax rate was partly offset by RMB 1.8 million (US$0.2 million) tax credits in connection with certain research and development activities for the period from August 7, 2006 through December 31, 2006.
      Minority Interest. Minority interest was RMB (0.1) million (US$(0.01) million) for the predecessor period in 2006 and was RMB 45.3 million (US$5.9 million) for the period from August 7, 2006 through December 31, 2006. Minority interest for the predecessor period in 2006 represents income attributable to the equity interest of Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by Yingli Green Energy Holding Company Limited. In addition to the minority interest in Chengdu Yingli, minority interest for the period from August 7, 2006 through December 31, 2006 also included minority interest attributable to the equity interest of Tianwei Yingli not held by us. Minority interest was RMB (0.04) million in 2005.
      Net Income. Net income was RMB 66.0 million in 2005, RMB 186.2 million (US$24.1 million) for the predecessor period in 2006 and RMB 30.0 million (US$3.9 million) for the period from August 7, 2006 through December 31, 2006. Net income for the period from August 7, 2006 through December 31, 2006 excluded minority interest of RMB 45.3 million (US$5.9 million), primarily attributable to the equity interest of Tianwei Yingli not held by us since one of the shareholders of Tianwei Yingli is not a shareholder of us and therefore the related net income was presented as minority interest. As a result of the cumulative effect of the above factors, net profit margin amounted to 18.2% in 2005, 21.1% for the predecessor period in 2006 and 4.0% for the period from August 7, 2006 through December 31, 2006.

Year ended December 31, 2006 on a combined basis compared to year ended December 31, 2005
      Net Revenues. Total net revenues increased significantly from RMB 361.8 million in 2005 to RMB 1,638.8 million (US$212.2 million) in 2006, due primarily to a significant increase in the sales of PV modules.
      Net revenues from sales of PV modules increased significantly from RMB 334.0 million in 2005 to RMB 1,530.6 million (US$198.2 million) in 2006, due primarily to a significant increase in the volume of PV modules sold from 11.9 megawatts in 2005 to 51.3 megawatts in 2006, which resulted mainly from a significant increase in our capacity and market demand for our PV modules, especially in Germany and other European markets. Our sales in Europe significantly increased from RMB 296.0 million, or 81.2% of our total revenues, in 2005 to RMB 1,334.2 million (US$172.8 million), or 80.9% of our total revenues, in 2006, due to the significant increase in market demand in Europe, particularly in Germany, following the adoption of several government incentives for PV products in Europe. Our sales in China increased from RMB 57.3 million in 2005 to RMB 81.0 million (US$10.5 million) in 2006, but as a percentage of our total revenues, our sales in China decreased from 15.7% in 2005 to 4.9% in 2006, primarily due to the rapid expansion of the European market for PV products and the management’s continued focus on the international market. The increase in net revenues from sales of PV modules was, to a lesser extent, also attributable to an increase in the average selling price per watt of our PV modules from US$3.49 in 2005 to US$3.82 in 2006, which reflected increased market demand for PV modules.
      Net revenues from sales of PV systems increased by 88.2% from RMB 8.1 million in 2005 to RMB 15.2 million (US$2.0 million) in 2006, due primarily to our sale and delivery of a PV system in connection with a large PV system project in China.
      Other revenues increased significantly from RMB 19.7 million in 2005 to RMB 93.0 million (US$12.0 million) in 2006, primarily due to an increase in occasional sales of raw materials, which we expect will not be significant in the future.
      Cost of Revenues. Cost of revenues increased significantly from RMB 253.6 million in 2005 to RMB 1,186.5 million (US$153.6 million) in 2006. The increase in cost was a result of the significant increase in the volume of PV modules we sold and, to a lesser extent, by an increase in unit costs of polysilicon and increased depreciation expense. The average cost of polysilicon per kilogram we purchased increased by 185.5% from 2005 to 2006 due to industry-wide supply shortages and the rising market price of polysilicon. The effect of the increase in the unit cost for polysilicon was partially offset by a decrease in silicon usage per watt because we produced thinner wafers for use into our PV products, manufactured PV cells with higher conversion efficiencies and used a higher proportion of inexpensive polysilicon scraps in 2006 compared to 2005. Depreciation expense increased primarily as a result of the build-up of new machinery required for our manufacturing capacity expansion.
      Cost of PV modules sales increased significantly from RMB 233.2 million in 2005 to RMB 1,100.4 million (US$142.5 million) in 2006, primarily due to an increase in costs associated with increased net revenues from sales of PV modules, an increase in the price of polysilicon, and the increased use of toll manufacturing for PV cells. As a result, cost of PV modules sales as a percentage of net revenues from PV modules also increased from 69.8% in 2005 to 71.9% in 2006.
      Cost of PV systems sales increased by 73.8% from RMB 6.3 million in 2005 to RMB 10.9 million (US$1.4 million) in 2006, due primarily to the increased sales of PV systems from involvement with a large project in China. Cost of PV systems sales as a percentage of net revenues from sales of PV systems decreased from 77.8% in 2005 to 71.8% in 2006, primarily due to the diversification of our system sales from mostly installation services in 2005 to more PV system integration services in 2006, which involves not only design and installation, but also the resale of peripheral parts and components for the integrated PV systems procured from third parties, a service that carries a lower margin than installation services.
      Cost of other revenues increased from RMB 14.1 million in 2005 to RMB 75.2 million (US$9.7 million) in 2006, due primarily to the increase in other revenues. Cost of other revenues as a percentage of other revenues increased from 71.7% in 2005 to 80.9% in 2006, due primarily to a narrowing margin in sales of raw materials, such as polysilicon scraps not used by us, which we do not expect to be significant in the future.
      Gross Profit. Gross profit increased significantly from RMB 108.2 million in 2005 to RMB 452.3 million (US$58.6 million) in 2006. Our gross profit margin decreased from 29.9% in 2005 to 27.6% in 2006, primarily as a result of the rising cost of polysilicon, which outpaced the rising sales price of PV modules, and the increased use of toll manufacturing arrangement for PV cell production.
      Operating Expenses. Operating expenses increased significantly from RMB 24.5 million in 2005 to RMB 85.4 million (US$11.1 million) in 2006, primarily due to increases in selling expenses and general and administrative expenses relating to our expanded sales and operations. Operating expenses as a percentage of total net revenues decreased from 6.8% in 2005 to 5.2% in 2006, reflecting increased economies of scale in our operations following the expansion of our production capacity.

•	Selling Expenses. Selling expenses increased significantly from RMB 3.5 million in 2005 to RMB 15.5 million (US$2.0 million) in 2006, due primarily to increased revenues over the same period. Selling expenses as a percentage of net revenues remained largely stable from 1.0% in 2005 to 0.9% in 2006.

•	General and Administrative Expenses. General and administrative expenses increased by 143.9% from RMB 19.2 million in 2005 to RMB 46.8 million (US$6.1 million) in 2006, due primarily to an increase in the number of administrative staff and the hiring of senior executive officers from 2005 to 2006 related to the expansion of our operations and their travel and other expenses, advisory fees related to financing arrangements and miscellaneous bank charges related to increased financing activities. General and administrative expenses as a percentage of total net revenues decreased from 5.3% in 2005 to 2.9% in 2006, primarily due to increased economies of scale in our operations following the expansion of our production capacity.

•	Research and Development Expenses. Research and development expenses significantly increased from RMB 1.8 million in 2005 to RMB 23.1 million (US$3.0 million) in 2006, primarily due to the increased level of research and development activities relating to PV cell production and the calibration of the optimal silicon mix.
      Income from Operations. As a result of the foregoing, our income from operations significantly increased from RMB 83.7 million in 2005 to RMB 366.9 million (US$47.5 million) in 2006. Our operating profit margin slightly decreased from 23.1% in 2005 to 22.4% in 2006, primarily due to an increase in the price of polysilicon which outpaced the cost savings generated by an increased economy of scale from the expansion of our operations and technological improvements in our manufacturing processes.
      Interest Expense, Net. Net interest expense significantly increased from RMB 5.0 million in 2005 to RMB 47.1 million (US$6.1 million) in 2006 due primarily to an increase in average bank borrowings, the interest in the aggregate amount of RMB 6.2 million (US$0.8 million) on our mandatory convertible bonds and mandatory redeemable bonds issued on November 13, 2006, and, to a lesser extent, to the increase in the weighted average interest rate for our short-term bank borrowings, which was 5.42% as of December 31, 2005 compared to 5.99% as of December 31, 2006.
      Income Tax Expense. Income tax expense significantly increased from RMB 12.7 million in 2005 to RMB 45.5 million (US$5.9 million) in 2006, due to a significant increase in taxable income. As a “high and new technology enterprise,” Tianwei Yingli was entitled to a preferential enterprise income tax rate of 15% in 2005 and for the period from January 1, 2006 through September 4, 2006. For the period from August 7, 2006 (date of inception) through December 31, 2006, our preferential enterprise income tax rate was 18% as a result of a change in our tax status as a Sino-foreign equity joint venture as of August 7, 2006 (date of inception). Our effective tax rate was 16.2% and 14.8% in 2005 and 2006, respectively. In 2005, our effective tax rate was higher than the statutory preferential tax rate of 15% primarily due to certain salary and benefit expenses that were non-deductible for PRC income tax purposes. In 2006, our effective tax rate was lower than the statutory preferential tax rate of 18% primarily due to a tax refund in the amount of RMB 10.6 million (US$1.4 million) from the purchase by Tianwei Yingli of China-made equipment and the impact from the application of the preferential tax rate of 15% for the period from January 1, 2006 through September 4, 2006, which was partially offset by non-tax deductible expenses incurred by Yingli Green Energy.
      Minority Interest. Our results for the period from August 7, 2006 (date of inception) through December 31, 2006 are presented based on our ownership interest in Tianwei Yingli, which ranged from 51% to 62.13%. Because we did not own 100% of the equity interest in Tianwei Yingli during the period from August 7, 2006 (date of inception) through December 31, 2006, the income attributable to the ownership interest not held by us is shown as “minority interest” in our consolidated statement of income for the period from August 7, 2006 (date of inception) through December 31, 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net Revenues. Total net revenues increased significantly from RMB 120.5 million in 2004 to RMB 361.8 million in 2005, due primarily to a significant increase in the sales of PV modules.
      Net revenues from sales of PV modules increased significantly from RMB 108.8 million in 2004 to RMB 334.0 million in 2005, due primarily to a significant increase in the volume of PV modules sold from 4.7 megawatts in 2004 to 11.9 megawatts in 2005, which resulted mainly from a significant increase in our capacity and market demand for our PV modules, especially in Germany and other European markets. Our sales in Europe increased significantly from RMB 86.9 million in 2004 to RMB 296.0 million in 2005 primarily due to an increased recognition of our brand and acceptance of our products. The increase in net revenues from sales of PV modules was, to a lesser extent, also attributable to an increase in the average selling price per watt of our PV modules from US$2.83 per watt in 2004 and to US$3.49 per watt in 2005, following the general rise in market demand for PV modules.
      Net revenues from sales of PV systems decreased by 8.0% from RMB 8.8 million in 2004 to RMB 8.1 million in 2005, due primarily to our involvement with a fewer number of PV system projects in China and growing competition for sales of small stand-alone PV system applications in China.
      Other revenues increased significantly from RMB 2.9 million in 2004 to RMB 19.7 million in 2005, due primarily to the larger volume of polysilicon scraps sold and the commencement of a transaction with a PRC trading company, for which we processed PV cells into PV modules. We entered into this contract in order to better utilize our PV module manufacturing capacity, which at the time was in excess of our capacity for PV cells in 2005. We currently have no plan to enter into similar processing transactions once our manufacturing capacities for ingots and wafers, PV cells and PV modules reach parity.
      Cost of Revenues. Cost of revenues increased significantly from RMB 95.3 million in 2004 to RMB 253.6 million in 2005. The increase in cost of revenues was due primarily to the significant growth of our sale of PV modules and the corresponding increase in our expenditures on polysilicon, an increased use of toll manufacturing and direct labor and overhead costs. The average cost of polysilicon feedstock we purchased increased by 106.5% from 2004 to 2005. We also experienced an increase in depreciation expenses due primarily to installation of new machinery required for our manufacturing capacity expansion.
      Cost of PV modules sales increased by 169.6% from RMB 86.5 million in 2004 to RMB 233.2 million in 2005, due primarily to an increase in costs associated with increased net revenues from sales of PV modules and a substantial increase in the price of polysilicon. Cost of PV modules as a percentage of net revenues from sales of PV modules decreased from 79.5% in 2004 to 69.8% in 2005, due primarily to greater economies of scale, improvement in process technologies, and, to a less extent, the increase in the average selling price of PV modules in 2005.
      Cost of PV systems sales decreased by 5.1% from RMB 6.6 million in 2004 to RMB 6.3 million in 2005, due primarily to the decrease in net revenues from sales of PV systems over the same period. Cost of PV systems sales as a percentage of net revenues from sales of PV systems increased from 75.4% in 2004 to 77.8% in 2005, primarily due to growing price competition for stand-alone PV system applications and the increase in the price of polysilicon.
      Cost of other revenues significantly increased from RMB 2.2 million in 2004 to RMB 14.1 million in 2005, due primarily to the significant increase in sales of raw materials and the commencement of processing services in 2005 under a processing contract with a PRC trading company. Cost of other revenues as a percentage of other revenues decreased from 74.6% in 2004 to 71.7% in 2005, due primarily to the lower quality of polysilicon scraps purchased in 2005 compared to 2004 and the increase in the processing services in 2005, which had a higher profit margin than the sale of raw materials, which constituted the primary source of other revenues in 2004.
      Gross Profit. Gross profit significantly increased from RMB 25.2 million in 2004 to RMB 108.2 million in 2005, and the gross profit margin increased from 20.9% in 2004 to 29.9% in 2005, primarily due to a significant increase in our manufacturing capacity for ingots and wafers in 2005, which enabled us to reduce sourcing cost and achieve greater economies of scale in our manufacturing processes and improvement in manufacturing technologies.
      Operating Expenses. Operating expenses increased significantly from RMB 11.4 million in 2004 to RMB 24.5 million in 2005, due primarily to a significant increase in general and administrative expenses. Operating expenses as a percentage of total net revenues decreased from 9.5% in 2004 to 6.8% in 2005.

•	Selling expenses. Selling expenses increased significantly from RMB 1.0 million in 2004 to RMB 3.5 million in 2005, due primarily to increased advertising and other sales costs associated with the increased sales of PV modules. Selling expenses as a percentage of net revenues remained largely stable at 0.9% in 2004 and 1.0% in 2005.

•	General and Administrative Expenses. General and administrative expenses increased by significantly from RMB 7.5 million in 2004 to RMB 19.2 million in 2005, due primarily to increased salaries associated with an 80.3% increase in administrative staff related to our expanded operations. General and administrative expenses as a percentage of total net revenues decreased from 6.2% in 2004 to 5.3% in 2005, primarily due to greater economies of scale in our operations following the expansion of our production capacity.

•	Research and Development Expenses. Research and development expenses decreased by 39.3% from RMB 3.0 million in 2004 to RMB 1.8 million in 2005, primarily due to the increase in government grants from the PRC government, which are recorded as a reduction to research and development expenses and amounted to RMB 0.2 million and RMB 1.5 million in 2004 and 2005, respectively. Without taking into account such reductions, research and development expenses remained relatively stable from RMB 3.2 million in 2004 to RMB 3.3 million in 2005.
      Income from operations. Our income from operations significantly increased from RMB 13.7 million in 2004 to RMB 83.7 million in 2005. Our operating profit margin increased from 11.4% in 2004 to 23.1% in 2005, primarily due to the cost savings generated by an increased economy of scale from the rapid expansion of our operations and technological improvements in our manufacturing processes.

      Interest Expense, Net. Net interest expense decreased by 20.9% from RMB 6.3 million in 2004 to RMB 5.0 million in 2005, due primarily to a decrease in capitalization of interest expense following the completion of construction in 2005 and a decrease in the weighted average interest rate of our short-term bank borrowings from 5.66% as of December 31, 2004 to 5.42% as of December 31, 2005.
      Income Tax Expense. Income tax expense significantly increased from RMB 1.2 million in 2004 to RMB 12.7 million in 2005, due primarily to a significant increase in taxable income as a result of higher profitability in 2005 compared to 2004. As a “high and new technology enterprise,” we were entitled to a preferential enterprise income tax rate of 15% in 2004 and 2005. The effective tax rate for us was 16.9% in 2004 and 16.2% in 2005, and was higher than the preferential tax rate of 15% primarily due to certain salary and benefit expenses that were non-deductible for PRC income tax purposes.
      Net Income. Net income significantly increased from RMB 6.1 million in 2004 to RMB 66.0 million in 2005, and the net profit margin increased from 5.1% in 2004 to 18.2% in 2005.
Selected Quarterly Results of Operations
      The following table sets forth the consolidated selected quarterly results of operations of Tianwei Yingli, our predecessor, and Yingli Green Energy for the quarterly period from the three months ended March 31, 2005 to the three months ended March 31, 2007. The quarterly financial data presented below are derived from unaudited financial statements. For periods prior to September 5, 2006, the following discussion and analysis is based on the historical consolidated financial statements of Tianwei Yingli and our view of its business and operations, and for periods including and subsequent to August 7, 2006 (date of inception), the following discussion and analysis is based on the consolidated financial statements of Yingli Green Energy. In our discussion of the results of operations for the third quarter of 2006, representing the period from July 1, 2006 through September 30, 2006, we refer to certain line items in the statement of income as “combined” for comparative purposes. The combined amounts represent the addition of the amounts for certain income statement line items of Tianwei Yingli, our predecessor, for the period from July 1, 2006 through September 4, 2006 and the amounts for the corresponding income statement line items of us, for the period from August 7, 2006 (date of inception) through September 30, 2006. The combined financial data for the third quarter of 2006 do not comply with U.S. GAAP. We are including these combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our quarterly results of operations and improve the comparative analysis against the prior quarters, each of which included a full calendar quarter. These combined amounts do not purport to represent what our quarterly results of operations would have been in such periods if Yingli Group transferred its 51% equity interest in Tianwei Yingli to us on July 1, 2006. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

								Yingli Green
	Predecessor							Energy	Combined	Yingli Green Energy

								From	For the	For the three-month
	For the three-month periods ended						From July 1,	August 7,	three months	periods ended
							2006 to	2006 to	ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 4,	September 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2006(1)	2006	2007

	(in thousands of RMB except percentages)
Net revenues	37,311	60,919	95,643	167,921	200,900	338,978	344,110	212,167	556,277	542,626	428,553
Cost of revenues	21,694	37,569	63,326	131,015	153,677	218,056	239,903	157,123	397,026	417,724	338,943
Gross profit	15,617	23,350	32,317	36,906	47,223	120,922	104,207	55,044	159,251	124,902	89,610
Operating expenses:
Selling expenses	315	483	675	2,073	5,272	587	3,731	195	3,926	5,674	17,371
General and administrative expenses	2,540	4,088	4,890	7,660	5,777	7,979	10,710	3,028	13,738	19,290	23,692
Research and development expenses	1,068	646	103	(26)	593	92	2,980	511	3,491	18,960	7,579
Total operating expenses	3,923	5,217	5,668	9,707	11,642	8,658	17,421	3,734	21,155	43,924	48,642
Income from operations	11,694	18,133	26,649	27,199	35,581	112,264	86,786	51,310	138,096	80,978	40,968
Other expense	(1,691)	(1,429)	(462)	(1,439)	(5,254)	(9,713)	(10,971)	(6,117)	(17,088)	(27,901)	(18,942)
Income tax (expense)/benefit	(1,672)	(2,778)	(4,351)	(3,935)	(5,375)	(16,363)	(808)	(7,001)	(7,809)	(15,967)	360
Net income before minority interest	8,331	13,926	21,836	21,825	24,952	86,188	75,007	38,192	113,199	37,110	22,386

Note:

(1)	Represents the addition of the amounts for the specified financial statement line items of Tianwei Yingli, our predecessor, for the period from July 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through September 30, 2006. The presentation of such combined financial data for the three months ended September 30, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.
     Our quarterly total net revenues has rapidly grown from the first quarter of 2005 as recorded by our predecessor to the last quarter of 2006, primarily due to the increase of sales of PV modules resulting from our capacity expansion, output increase and the increase in the average selling price of PV modules over the relevant periods. Our net revenue in the fourth quarter of 2006 increased significantly from that in the fourth quarter of 2005 as recorded by our predecessor, primarily due to the increase of sales of PV modules resulting from our capacity expansion and the increase in the average selling price of PV modules, principally due to the continued rise in demand for PV installations in 2006. Our net revenue in the fourth quarter of 2006 decreased slightly from that in the third quarter of 2006 on a combined basis, primarily due to a decline in the average selling price of PV modules, resulting principally from intensified price competition among PV module manufacturers since the fourth quarter of 2006, which offset the slight increase of sales of PV modules and PV systems. Our net revenue in the first quarter of 2007 decreased from the fourth quarter of 2006, primarily due to a seasonal decrease in the demand of PV modules in our key markets, such as Germany and Spain.
      Our gross margin in the fourth quarter of 2005, which was 22.0%, and the first quarter of 2006, which was 23.5%, were comparatively low due to the purchase for our PV module production of a limited amount of PV cells from third-party toll manufacturers, the cost of which was significantly higher than the PV cells produced by us in-house. Our gross margin in the second quarter of 2006, which was 35.7%, was high compared to other quarters in 2006 because we significantly reduced the use of the toll manufacturing arrangement following the commencement of the operations of our newly installed cell production facilities in such quarter. Our gross margin in the fourth quarter of 2006, which was 23.0%, and the first quarter of 2007, which was 20.9%, were comparatively low, primarily due to a continued increase in the cost of silicon raw materials, which offset the decrease in silicon raw materials used per watt in our PV module production as the result of thinner silicon wafers we were able to produce and higher conversion efficiencies of PV cells and improved operation efficiencies we were able to achieve.

      Our operating expenses, which include selling, general and administrative expenses and research and development expenses, as a percentage of net revenue declined for the six quarters ended June 30, 2006, primarily as a result of our improved economies of scale. Our operating expenses as a percentage of net revenue increased between the third quarter of 2006 on a combined basis and the first quarter of 2007, primarily due to our increased marketing and sales initiatives in Spain, Italy and the United States, our continuous investment in research and development, our acquisition of additional equity interest in Tianwei Yingli in the fourth quarter of 2006 which resulted in additional intangible assets and higher amortization cost, and our hiring of new financial and administrative staff in preparation for this offering. As a result, the amortization of intangible assets increased from RMB 1.5 million (US$0.2 million) in the fourth quarter of 2006 to RMB 7.4 million (US$1.0 million) in the first quarter of 2007, sales commission increased from nil in the fourth quarter of 2006 to RMB 7.6 million (US$1.0 million) in the first quarter of 2007 as a result of sales commission paid to a sales agent in Spain for the execution of a sales contract, and the share-based compensation cost increased from RMB 61,667 (US$7,985) in the fourth quarter of 2006 to RMB 4.9 million (US$0.6 million) in the first quarter of 2007. We expect to continue to pay sales commission to our customer in Spain during the life of such sales contract. While we generally do not pay sales commission in connection with entering into a sales contract, we may pay sales commissions to other sales agents in the future.
      Our income from operations has been growing from quarter to quarter over the seven quarters ended September 30, 2006 largely due to our operational improvements. Our income from operations in the fourth quarter of 2006 increased significantly from that in the fourth quarter of 2005 as recorded by our predecessor, primarily due to the significantly higher net revenue in this quarter and an increase in gross margin, but decreased from that in the third quarter of 2006 on a combined basis, primarily due to an increase in the cost of silicon raw material and inventory write-down to net realizable value made during the fourth quarter of 2006. Our income from operations in the first quarter of 2007 increased from that in the first quarter of 2006 as recorded by our predecessor, primarily due to the significantly higher net revenue, which offset the decrease in gross margin and the increase in operating expenses, but decreased from that in the fourth quarter of 2006, primarily due to the decrease in gross margin and the increase in operating expenses. Our tax expenses significantly decreased in the first quarter of 2007 compared to previous quarters principally due to the commencement of a tax holiday on January 1, 2007.
      Our operating results for these quarters are not necessarily indicative of results of any future quarter. See “Risk Factors — Our results of operations are difficult to predict, and if we do not meet the market expectation, the price of our ADS will likely decline.”
Liquidity and Capital Resources
      In our discussion of the liquidity and capital resources for the year ended December 31, 2006, we refer to certain line items on the statements of cash flows as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain line items on the statements of cash flows of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding line items on the statements of cash flows of us, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP. We are including these combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our cash flows and improve the comparative analysis against the prior periods, each of which included a full fiscal year. These combined amounts do not purport to represent what our cash flows would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.
      In addition, we discuss below our liquidity and capital resources for the three-month period ended March 31, 2007.

Cash Flows and Working Capital
      Prior to September 2006, we have relied principally on borrowings from financial institutions and related parties, to fund our operations and our capacity expansion. Substantially all such borrowings from financial institutions were guaranteed or entrusted by related parties. Under PRC laws, a company that is not a financial institution is not permitted to extend loans directly to another company. Therefore, a financial institution, such as a bank, typically becomes involved in loan arrangements between companies that are not financial institutions, by acting as an intermediary such that the financial institution receives the funds from the lending company and disburses the received funds to the borrowing company. Arranging a loan in this manner is referred to as “entrusting” a loan. In contrast, “guaranteeing” a loan involves a company’s guaranteeing the repayment of a loan made by another company to the lender of such loan.
      From August 7, 2006 (date of inception) through January 13, 2007, in order to obtain additional sources of financing required for the expansion of our operation and production capacities in response to growing market demand for our PV products, we obtained financing from third parties through private placements of our equity and debt securities in an aggregate amount of US$220 million consisting of the following: US$17 million from the issuance of our Series A preferred shares, US$38 million from the issuance of the mandatory redeemable bonds, payable to Yingli Power, US$47 million from the issuance of the mandatory convertible bonds payable to Yingli Power and US$118 million from the issuance of our Series B preferred shares.
      As of December 31, 2004 and 2005, we had a working capital deficit, defined as current liabilities less current assets, of RMB 70.1 million and RMB 231.1 million, respectively, while as of December 31, 2006 and March 31, 2007, we had a working capital surplus (defined as current assets less current liabilities) of RMB 1,057.6 million (US$136.9 million) and RMB 1,032.4 million (US$133.7 million), respectively. We may have a working capital deficit in the future. The working capital deficits as of December 31, 2004 and 2005 were primarily due to our historical reliance on the proceeds of short-term loan facilities to meet our significant operating cash requirements and our commitments and significant capital expenditures in expanding our production capacities. The working capital surpluses as of December 31, 2006 and March 31, 2007 were primarily due to proceeds from the issuances of our equity and debt securities, which was partially offset by purchases of property, plant and equipment and prepayments to polysilicon suppliers. Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including the banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes the execution of our business plan will enable us to fund our operational cash flow needs and meet our commitments and current liabilities as and when they come due for a reasonable period of time.
      The primary sources of our financing have been borrowings from banks, our equity interest holders, other related parties and other third parties, and private placements of our debt and equity securities. As of December 31, 2004, 2005 and 2006 and March 31, 2007, we had RMB 21.7 million, RMB 14.9 million and RMB 78.5 million (US$10.2 million) and RMB 105.4 million (US$13.6 million), respectively, in cash, had RMB 0.7 million, RMB 14.9 million and RMB 321.8 million (US$41.7 million) and RMB 433.0 million (US$56.1 million), respectively, in restricted cash, and RMB 92.0 million, RMB 346.8 million, RMB 267.3 million (US$34.6 million) and RMB 731.9 million (US$94.8 million), respectively, in outstanding short-term borrowings and RMB 8.1 million, RMB 100.4 million, RMB 31.8 million (US$4.1 million) and RMB 28.6 million (US$3.7 million), respectively, in outstanding borrowings from related parties. We did not have any long-term borrowings as of December 31, 2004 and 2005, but, as of March 31, 2007, had outstanding mandatory redeemable bonds payable to Yingli Power of RMB 292.5 million (US$37.9 million) and outstanding mandatory convertible bonds payable to Yingli Power of RMB 361.7 million (US$46.8 million), each of which carries a term of more than one year.
      Our cash consists of cash on hand, cash in bank accounts and interest bearing savings accounts. Our restricted cash consists of bank deposits for securing letters of credit and letters of guarantee granted to us, cash deposits as collateral for bank loans and a portion of the proceeds from the issuance of the mandatory redeemable bonds and the mandatory convertible bonds.
      Our short-term borrowings from banks outstanding as of December 31, 2004, 2005 and 2006 and March 31, 2007 were RMB 92.0 million, RMB 279.0 million, RMB 255.3 million (US$33.1 million) and RMB 696.9 million (US$90.2 million), respectively, and bore a weighted average interest rate of 5.66%, 5.42%, 5.99% and 6.75%, respectively. For the period from April 1, 2007 to May 17, 2007, we borrowed additional short-term loans of RMB 503.5 million (US$65.2 million) and repaid RMB 197.5 million (US$25.6 million). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks, which are generally guaranteed or entrusted by Tianwei Baobian, have a term of less than one year, expire at various times throughout the year. We have traditionally negotiated renewal of certain of these borrowings shortly before they mature.
      All other borrowings from third parties (other than banks), which amounted to nil, RMB 67.7 million, RMB 12.0 million (US$1.6 million) and RMB 35.0 million (US$4.5 million), respectively, as of December 31, 2004, 2005, 2006 and March 31, 2007, were interest-free except for a loan in the principal amount of RMB 30.0 million (US$3.9 million) from a government authority at an interest rate of the prevailing bank lending rate as of March 31, 2007. Borrowings from non-financial institution third parties are unsecured, have no definite terms of repayment and are generally arranged personally by our founder, Mr. Liansheng Miao. In February 2007, we repaid in full a loan in the principal amount of RMB 12.0 million (US$1.6 million) borrowed from a government authority. In April 2007, we repaid in full a loan from a third party in the principal amount of RMB 5.0 million (US$0.6 million), which was interest-free and payable upon demand.
      We also had borrowings from Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli, the outstanding amount of which was RMB 8.0 million, RMB 100.3 million, nil, and nil as of December 31, 2004, 2005, 2006 and March 31, 2007, respectively. Our borrowings from Tianwei Baobian were generally unsecured, interest-free and had no fixed term of repayment. Historically, Tianwei Yingli, as Tianwei Baobian’s subsidiary, was able to obtain entrusted borrowings from Tianwei Baobian. As the result of the decrease of Tianwei Baobian’s interest in Tianwei Yingli from a controlling 51% to a non-controlling 49% and Tianwei Yingli’s becoming our consolidating subsidiary following the completion of the restructuring, we may not be able to obtain in the future such borrowings from Tianwei Baobian or obtain loans that are guaranteed by Tianwei Baobian or may have to seek borrowings or guarantees from other sources, which may increase our cost of borrowings in the future. This is primarily the result of PRC laws and regulations that require the approval of Tianwei Baobian’s shareholders or impose other restrictions upon Tianwei Baobian if Tianwei Baobian, as a company whose shares are listed in the domestic stock market in the PRC, intends to extend loans or provide guarantees to its non-consolidated affiliates, such as Tianwei Yingli.
      In addition, in 2006, we borrowed RMB 20.0 million (US$2.6 million) from Baoding Yuan Sheng Investment & Development Co. Ltd., or Yuan Sheng, a company 51% and 49% owned by Tianwei Group, the parent company of Tiawnei Boabian, and Yingli Group, our controlling shareholder, respectively, which was repaid in full as of March 31, 2007. Such loan was interest-free and had no definitive terms of repayment. During the first quarter of 2007, Tianwei Yingli borrowed and repaid RMB 25.0 million (US$3.2 million) from Yuan Sheng. During the same period, Tianwei Yingli made loans to Yuan Sheng in the amount of RMB2.0 million (US$0.3 million) which were unsecured and free of interest and without definitive terms of repayment. The full amount of these loans remained outstanding as of March 31, 2007.
      We have historically been able repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties and other third parties. We may also seek additional debt or equity financing or to use some of the proceeds from this offering to repay the remaining portion of our borrowings. As we ramp up our current and planned operations in order to complete our expansion projects, we expect to generate cash from our expanded operations to repay a portion of our borrowings. If we are unable to obtain alternative funding or generate cash from our operations as required, our business and prospects may suffer. See “Risk Factors — Risks Related to Us and the PV Industry — We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.”
      We also received a substantial amount of funds generated by the private placements of our equity and debt securities, including Series A preferred shares, Series B preferred shares, mandatory redeemable bonds payable to Yingli Power and mandatory convertible bonds payable to Yingli Power issued during the period from September 2006 to January 2007. For a more detailed description of these private placement transactions, see “Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”
      We had one obligation in the aggregate amount of RMB 30.0 million (US$3.9 million) that was overdue as of April 16, 2007, consisting of a repayment obligation to a provincial government authority in the PRC. We plan to repay these obligations promptly upon demand.
      We have significant working capital commitments because suppliers of high purity polysilicon and polysilicon scraps require us to make prepayments in advance of shipment. Accordingly, our advances or prepayments to suppliers increased significantly from RMB 12.6 million, to RMB 123.5 million and to RMB 361.1 million (US$46.8 million), as of December 31, 2004, 2005 and 2006, respectively. As of March 31, 2007, our prepayments to suppliers increased to RMB 557.5 million (US$72.2 million) due primarily to a significant increase in the purchase of polysilicon to meet the increased need of polysilicon as the result of our capacity expansion, and to a lesser extent, the growing demand of a higher percentage of prepayments by the polysilicon suppliers in light of the intensifying competition for the supply of polysilicon.
      Historically, we have funded part of the working capital commitments related to such prepayments with cash advance payments from our customers. However, as part of the changing industry practice, a growing percentage of our customers are declining to make advance payments and are using the letter of credit arrangements to pay for their entire purchases. As the letter of credit arrangements typically take 30 to 90 days to process for us to be paid, a continued decrease in advance payments from our customers may exacerbate our short-term liquidity and increase our working capital requirement. See “Risk Factors — Risks Related to Us and the PV Industry — While we currently require most customers to pay a portion of the purchase price in advance when they place orders with us, this business practice may change in the future, and as a result, our working capital requirement could materially increase.”
      In addition, in anticipation of sharp rises in the price of polysilicon arising from the industry-wide shortage of polysilicon and increasing market demand for our PV modules, we spent significant working capital to purchase polysilicon in 2005 and 2006 and the first quarter of 2007. As a result, our inventories increased significantly from RMB 17.5 million, to RMB 106.6 million, RMB 811.7 million (US$105.1 million) and RMB 897.9 million (US$116.3 million), as of December 31, 2004, 2005, 2006 and March 31, 2007, respectively. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB 18.3 million, RMB 58.6 million and RMB 126.8 million (US$16.4 million) and RMB 252.8 million (US$32.7 million) as of December 31, 2004, 2005 and 2006 and March 31, 2007, respectively.

      The following table sets forth a summary of our cash flows for the periods indicated:

				Yingli Green					Yingli Green
	Predecessor			Energy			Combined		Energy

			For the period	For the period
			from January 1,	from
	For the year ended		2006	August 7, 2006			For the year
	December 31,		through	through			ended		For the three-month
			September 4,	December 31,			December 31,		period ended
	2004	2005	2006	2006	Reconciliation		2006(1)		March 31, 2007

	RMB	RMB	RMB	RMB	RMB		RMB	US$	RMB	US$

	(in thousands)
Net cash (used in) provided by operating activities	17,230	(126,405)	(306,668)	(447,997)	—		(754,665)	(97,714)	(240,661)	(31,161)
Net cash used in investing activities	(29,247)	(227,406)	(138,498)	(466,795)	—		(605,293)	(78,373)	(281,812)	(36,489)
Net cash provided by financing activities	29,000	346,937	517,271	990,951	(86,970	)(2)	1,421,252	184,024	550,127	71,231
Effect of foreign currency exchange rate changes on cash	—	—	—	2,296	—		2,296	297	(692)	(90)
Net increase (decrease) in cash	16,983	(6,874)	72,105	78,455	(86,970	)(2)	63,590	8,234	26,962	3,491
Cash at the beginning of the period	4,756	21,739	14,865	—	—		14,865	1,924	78,455	10,158
Cash at the end of the period	21,739	14,865	86,970	78,455	(86,970	)(2)	78,455	10,158	105,417	13,649

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006, after considering the reconciling item. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

(2)	Represents the cash Yingli Green Energy assumed from Tianwei Yingli at the time of the transfer to Yingli Green Energy of the 51% equity interest in Tianwei Yingli held by Yingli Group.

Operating Activities
      Net cash used in operating activities was RMB 240.7 million (US$31.2 million) in the first quarter of 2007, primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and, to a lesser extent, a decrease in cash advances from our customers, which reflects the growing percentage of our customers who decline to make advance payments to us as part of the changing industry practice in light of the increased industry-wide supply of PV modules.
      Net cash used in operating activities was RMB 126.4 million in 2005 and RMB 754.7 million (US$97.7 million) in 2006, compared to net cash provided by operating activities of RMB 17.2 million in 2004. Net cash was used in operating activities in 2006 primarily because payments for inventory and prepayments to suppliers more than offset an increase in cash advances received from customers and cash received from customers for sales of products.
      Net cash was also used in operating activities in 2005 primarily because payments for inventories and prepayments to suppliers more than offset the increase in cash advances received from customers and cash provided by sales of products. Net cash was provided by operating activities in 2004 primarily because cash received from customers for sales of products more than offset payments for inventories and prepayments to suppliers.

Investing Activities
      Net cash used in investing activities was RMB 281.8 million (US$36.5 million) in the first quarter of 2007, due primarily to continued capacity expansion and the restricted cash placed as collateral for bank loans, which more than offset the release of restricted cash relating to the Series B preferred shares. The restricted cash placed as collateral for bank loans principally represents U.S. dollar-denominated cash deposits made by Tianwei Yingli of the proceeds from the issuances of the debt and equity securities by Yingli Green Energy transferred to Tianwei Yingli in the form of capital injection or shareholder loans, which were deposited with China Construction Bank, a major financial institution in China, to be used as collateral for RMB-denominated short-term loans to Tianwei Yingli.
      Net cash used in investing activities increased from RMB 29.2 million in 2004 to RMB 227.4 million in 2005 to RMB 605.3 million (US$78.4 million) in 2006, due primarily to continued capacity expansion in our manufacturing facilities in Baoding and the restricted cash placed in escrow for a portion of the proceeds from the issuance of the mandatory redeemable bonds payable to Yingli Power, the mandatory convertible bonds payable to Yingli Power and the Series B preferred shares in 2006.

Financing Activities
      Net cash provided by financing activities was RMB 550.1 million (US$71.2 million) in the first quarter of 2007, primarily as a result of bank borrowings by Tianwei Yingli from financial institutions in China, proceeds from the exercise by China Sunshine Investment Co., Ltd. of its warrant into our ordinary shares and the issuance of a portion of the Series B preferred shares in January 2007, which more than offset repayment of short-term bank borrowings.
      Net cash provided by financing activities significantly increased from RMB 29.0 million in 2004 to RMB 346.9 million in 2005 primarily as a result of borrowings from financial institutions and related parties. Net cash provided by financing activities further increased to RMB 1,421.3 million (US$184.0 million) in 2006, due primarily to the private placements of the Series A preferred shares, the mandatory redeemable bonds, the mandatory convertible bonds, the Series B preferred shares and borrowings from or guaranteed or entrusted by related parties
      The net proceeds from the issuance and sale of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power were approximately RMB 134.2 million (US$17.4 million), RMB 887.5 million (US$114.9 million), RMB 292.0 million (US$37.8 million) and RMB 361.1 million (US$46.8 million ), respectively, or approximately RMB 1,674.8 million (US$216.9 million) in the aggregate. Except for approximately RMB 34.8 million (US$4.5 million) from the issuance and sale of the Series B preferred shares to two investors in January 2007, the proceeds from these private placements were received in 2006. The proceeds from these private placements, except for US$4.5 million (RMB 35.2 million) which was reserved for payment of interest under the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power and RMB 134.6 million (US$17.4 million) which was used by Yingli Green Energy to acquire the 51% equity interest in Tianwei Yingli from Yingli Group, were, or will be, used to increase the percentage of our equity interest in Tianwei Yingli. Tianwei Yingli has used the proceeds received from us for the expansion of PV manufacturing facilities, repayment of bank and other third party borrowings, and general corporate purposes. For further description of private placements of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power, see “Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”
      We believe that our current cash, bank borrowings and proceeds from this offering will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, at least until the end of 2007. We plan to meet our cash needs for working capital and capital expenditures for years following 2007 primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures
      We had capital expenditures of RMB 28.7 million, RMB 226.5 million, RMB 254.8 million (US$33.0 million) and RMB 173.5 million (US$22.5 million) in 2004, 2005 and 2006 and the first quarter of 2007, respectively. Our capital expenditures were used primarily to build manufacturing facilities for our PV products.
      We estimate that we will make substantial capital expenditures in 2007 and 2008 in the amounts of approximately RMB 1,000 million and RMB 1,250 million, respectively, which will be used primarily to build manufacturing facilities for our PV products. We currently plan to increase our annual manufacturing capacity of polysilicon ingots and wafers, PV cells and PV modules to 200 megawatts each during the first half of 2007 and to 400 megawatts each by the end of 2008. As of March 31, 2007, we committed an aggregate of RMB 434.7 million (US$56.3 million) to purchase property, plant and equipment for such expansion. We plan to fund these capital expenditures substantially with proceeds from this offering, which we will inject into Tianwei Yingli in the form of equity contributions or shareholder loans, as well as additional borrowings from third parties and from related parties, including banks, and, if any, cash from operations.
Contractual Obligations and Commercial Commitments
      Our contractual obligations and commitments as of December 31, 2006 are set forth in the table below.

	Payment due by period

					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Borrowings from banks	255,286	255,286	—	—	—
Borrowings from related parties	31,849	31,849	—	—	—
Borrowings from third parties	12,000	12,000	—	—	—
Mandatory redeemable bonds payable to Yingli Power	293,110	—	293,110	—	—
Mandatory convertible bonds payable to Yingli Power	362,530	—	362,530	—	—
Interest obligations on mandatory redeemable and convertible bonds payable to Yingli Power	109,219	54,178	55,041	—	—
Commitments for capital expenditures	513,292	512,684	608	—	—
Commitments for inventory purchase	1,901,423	1,184,889	35,129	128,000	553,405

Total	3,478,709	2,050,886	746,418	128,000	553,405

      For the period from April 1, 2007 to June 3, 2007, we obtained additional short-term loans of RMB 827.2 million (US$107.1 million) and repaid RMB 249.6 million (US$32.3 million). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure related to our capacity expansion and to repay short-term borrowings.
Off-Balance Sheet Commitments and Arrangements
      We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our equity interests and classified as owners’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
      Under the joint venture contract, Tianwei Baobian has a right to subscribe for a number of ordinary shares newly issued by us to be determined by a pre-agreed formula set forth in the joint venture contract. In connection with the preferred equity financing, we granted to an affiliate of the Series A preferred shareholder and 11 Series B preferred shareholders warrants to purchase our ordinary shares newly issued by us. See “Restructuring.”
Inflation
      Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.
Qualitative and Quantitative Disclosure about Market Risks

Foreign Exchange Risk
      Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.
      Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts.
      As of March 31, 2007, we held an equivalent of RMB 252.7 million (US$32.7 million) in accounts receivable, of which an equivalent of RMB 241.4 million (US$31.2 million) were denominated in U.S. dollars. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars as of March 31, 2007, which consisted mainly of accounts receivable and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will result in foreign exchange losses for monetary assets denominated in U.S. dollars and foreign exchange gains for monetary liabilities denominated in U.S. dollars. Conversely, depreciation of Renminbi against U.S. dollars will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and foreign exchange losses for monetary liabilities denominated in U.S. dollars.
      Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on March 31, 2007 would result in our holding Renminbi equivalents of RMB 35.3 million, RMB 252.0 million and RMB 228.2 million (US$29.5 million) for our accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively. These amounts would represent net loss of RMB 5.2 million, RMB 29.9 million and RMB 24.5 million (US$3.2 million) for our accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 42.5 million, RMB 305.9 million and RMB 276.4 million (US$35.8 million) for our accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively. These amounts would represent net income of RMB 2.0 million, RMB 24.0 million and RMB 23.8 million (US$3.1 million) for our accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively.
      Yingli Green Energy’s functional currency is U.S. dollars. Assets and liabilities of Yingli Green Energy are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Revenues and expenses are translated into our reporting currency, the Renminbi, at average rates prevailing during the year. The gains and losses resulting from the translation of financial statements of Yingli Green Energy are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.
      Tianwei Yingli’s functional currency is the Renminbi. Tianwei Yingli translates transactions denominated in other currencies into Renminbi and recognizes any foreign currency exchange gains and losses in our statement of income. Net foreign currency exchange loss was approximately nil in 2004, due to the relatively stable exchange rate between the U.S. dollar and Renminbi. Net foreign exchange loss was RMB 1.8 million in 2005, RMB 8.1 million (US$1.0 million) in 2006 and RMB 0.1 million (US$9,008) in the first quarter of 2007, due to the adjustment of the exchange rate between the two currencies, effective July 21, 2005. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future. Although we plan to reduce the effect of such exposure through hedging arrangements, such as entering into forward exchange contracts and foreign currency option contracts, due to the limited availability of hedging instruments in China, we cannot assure you that we will find a suitable hedging arrangement, or that such hedging activities will be effective in managing our foreign exchange risk exposure.
      The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a foreign currency exchange loss recorded as a separate component of accumulated other comprehensive income and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future, if any, the dividends we may pay to you in the future, if any, and the value of your investment in us, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk
      Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.
Recent Accounting Pronouncements
      In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective and applicable to us on and after January 1, 2007. We have not yet determined the impact of adopting the provisions of FIN 48 on our financial position, result of operations and liquidity.
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments — An amendment of FASB Statements 133 and 140, or SFAS No. 155. SFAS No. 155 improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS No. 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated, if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective and applicable to us for all financial instruments acquired or issued after January 1, 2007. The adoption of SFAS 155 did not have any effect on our consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective and applicable to us on and after January 1, 2008. We do not expect the adoption of this statement to have a material effect on our consolidated financial statements.
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

BUSINESS
Overview
      We are one of the leading vertically integrated PV product manufacturers in China. Through Tianwei Yingli, our principal operating subsidiary based in China, we design, manufacture and sell PV modules, and design, assemble, sell and install PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With an annual production capacity of 95 megawatts of polysilicon ingots and wafers, 90 megawatts of PV cells and 100 megawatts of PV modules as of the date of this prospectus, we believe we are currently one of the largest manufacturers of PV products in China as measured by annual production capacity. Except for the production of polysilicon materials that are used to manufacture polysilicon ingots and wafers, our products and services substantially cover the entire PV industry value chain from the manufacture of multicrystalline polysilicon ingots and wafers, PV cells, PV modules and PV systems to PV system installation. We believe we are one of the few large-scale PV companies in China to have adopted vertical integration as their business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand name, Yingli, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, China and the United States.
      In 2002, we began producing PV modules with an initial annual production capacity of three megawatts and have significantly expanded production capacities of our PV products in the past four years. In April 2006, we launched a new expansion project in Baoding, China to increase our annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts each by 2010.
      Historically, we have sold and installed PV systems in the western regions of China where substantial government-subsidized, rural electrification projects are underway. We also sell PV systems to mobile communications service providers in China for use across China and plan to export our PV systems into major international markets such as Germany, Spain and the United States. In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. For example, we cooperated with Solar-Energiedach GmbH NL in the design and installation of a one-megawatt PV system covering the roof of the Kaiserslautern soccer stadium in Germany, one of the FIFA World Cup 2006 venues. Historically, sales of PV systems by us have not been significant. However, we expect our sales of PV systems to increase although we expect such sales to remain relatively insignificant as a percentage of our net revenues in the near term.
Our Competitive Strengths
      We believe that our following competitive strengths enable us to compete effectively and to capitalize on the rapid growth of the global PV market.

Vertically integrated business model
      In 2003, we developed the ability to manufacture multicrystalline polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems. Our products and services currently comprise substantially the entire PV industry value chain except for the manufacture of polysilicon feedstock, and we believe we are one of the few PV companies in China who have adopted such a highly integrated business model. We believe that our vertically integrated business model enables us to capture profit at nearly every stage of the PV industry value chain and withstand, or capitalize on, the fluctuating profit margins of products at different stages of the PV industry value chain. While the profit margins for different products in the PV industry value chain may vary and change over time, we believe we would be well positioned to maintain or improve our overall profit margin relative to many of our competitors that produce only a limited range of PV products.
      We believe that our vertically integrated business model enables us to closely monitor the quality of our PV products and design and streamline our manufacturing process to more efficiently leverage technical and cost improvements across various stages of our manufacturing process. We believe that our vertically integrated business model has been instrumental to increasing the yield from our production process, improving the conversion efficiency of our PV cells and cutting the lead time in filling orders from our customers.

Cost-effective and efficient manufacturing process
      The technical improvements resulting from our research and development efforts have been instrumental in significantly reducing our production costs and increasing our operational efficiency. For example, our ability to reduce the thickness of our wafers from 325 microns in 2003 to 200 microns in December 2006 has enabled us to produce a greater number of wafers per unit of polysilicon used and reducing our per unit production cost. In addition, improvements in our techniques for mixing different grades of polysilicon feedstock have enabled us to use a greater percentage of cheaper polysilicon scraps, such as the discarded tops and tails of ingots, pot scraps and broken wafers, with a minimal reduction in the quality of our PV modules, which has enabled us to reduce our per unit material cost. Furthermore, the increase in the average conversion efficiency of our PV cells, which resulted from improving the absorption qualities of our PV cells, has enabled us to generate greater sales revenue from the same amount of polysilicon used as our PV modules, which are made up of PV cells, are sold on a per watt basis.
      We believe that a balanced combination of advanced automated manufacturing equipment and low-cost skilled labor in China also enables us to improve operational efficiency and reduce our cost more efficiently than our overseas competitors. For example, our newly acquired ingot-casting furnaces, ingot block-cutting bricketers and wafer-slicing wire saws use some of the more advanced process technologies, which has been instrumental in efficiently utilizing our resources. The relatively low cost of skilled labor in China also benefits us with respect to the labor-intensive aspects of our manufacturing processes such as sorting through polysilicon feedstock to gather feedstock suitable for production. We believe that our technology and our labor cost advantages provide us with substantial competitive advantages over our overseas competitors.

High-quality products and growing brand recognition
      We sell PV modules under our own brand name, Yingli, to PV system integrators and distributors worldwide. We plan to further build up our brand name by supplying consistently high quality products to our customers. The majority of our PV modules have passed the tests administered by the Arizona State University Photovoltaic Testing Laboratory under the IEC 61215 test standards, have received TÜV certificates in Germany, and have been authorized by Underwriters Laboratories Inc. of the United States to use the “UL” certification. We believe these international certifications and test standards foster customer confidence in our products and signify the quality and reliability of our products. We also actively participate in trade shows and exhibitions worldwide to promote our brand name and products. As a result of these efforts, we believe our brand name is achieving a significant level of recognition in our major overseas markets. Several articles about us have also appeared on the website of Solarbuzz, an independent solar energy research and consulting firm. According to information available to us, we believe we were, and still are, one of the two PV companies in China whose PV modules have been included in the “List of Eligible Renewable Equipment” compiled by the New Solar Homes Partnership Program administered by the California Energy Commission.
      In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. For example, we collaborated with Solar-Energiedach GmbH NL in the design and installation of a one-megawatt PV system covering the roof of the Kaiserslautern soccer stadium in Germany, one of the FIFA World Cup 2006 venues.
      In China, we were designated by the Chinese National Development and Reform Commission in 1999 to develop production capacity for multicrystalline PV cells and systems. Since then, we have been a leader in the research, development and refinement of production processes for multicrystalline PV products in China. In addition, we have actively promoted our brand name through advertisements on newspapers and trade magazines in China.

Steadily improving research and development capability
      Our research and development team was formed in 1998 and is one of the pioneers in the research and development of multicrystalline-based PV products in China. We have built a large team of experienced and talented engineers and technicians with proven research skills and the capability to solve practical problems encountered in our manufacturing process. Our engineers and technicians actively involve in our manufacturing process to solve problems on-site and continuously strive to find solutions to improve our manufacturing process. The key focus areas for our research and development activities include (i) reducing production costs, (ii) improving the quality and conversion efficiency of PV cells and PV modules and (iii) improving operational efficiency through seamless integration of the overall manufacturing process. As the result of our steadily improving research and development capacity, we began producing 240 kilogram multicrystalline polysilicon ingots in 2003 and 260 kilograms multicrystalline polysilicon ingots in 2005. In December 2006, we started producing wafers with a thickness of 200 microns.

Established customer and supplier relationships
      By supplying high-quality PV modules, we have established solid business relationships with a number of leading system integrators and installers in major international markets, including Germany, Spain and the United States, despite the fact that such business relationships have been developed in a short period of time. For example, we entered into long-term sales arrangements with our major international customers, including an arrangement with Acciona Energía, S.A., one of our key customers in Spain. Under the contract with Acciona Energía, we are required to supply an aggregate of 42 megawatts PV modules until 2008. The term of this contract may be extended for one year by mutual agreement. This contract can be terminated (i) for cause by either party, (ii) by Acciona Energía in cases of, among others, our bankruptcy, change of control or sale of substantially all of our assets, significant regulatory changes in China, failure to deliver or delivery of substandard PV modules by us, or (iii) by us if Acciona Energía loses the right to construct the solar energy facility for whose use our PV modules are being supplied or if we fail to obtain sufficient polysilicon. In May 2007, we entered into a contract with Laxtron Energías Renovables for the supply of an aggregate of 12 megawatts PV modules through the end of 2007.
      In China, we have built strategic relationships with leading Chinese telecommunications vendors, which have enabled us to sell to such vendors large, stand-alone integrated PV systems used to provide power to wireless telecommunications towers and base stations. In addition, we have a strong customer base in the southwestern regions of China, including Sichuan and Tibet. Chengdu Yingli and Tibetan Yingli sell and install PV systems in their respective local markets. Our presence in Sichuan and Tibet has enabled us to establish a strong customer base in these regions and maintain cooperative relationships with the local governments, both of which have helped us to obtain new business opportunities in Sichuan, Tibet and their surrounding regions.
      We have maintained close relationships with some of the world’s major polysilicon suppliers by entering into long-term supply contracts. With a view to obtaining larger amounts of long-term supplies of polysilicon on more favorable terms to satisfy our future needs, which is expected to increase as the result of our production capacity expansion plans for 2007 and 2008, we are actively seeking to further strengthen our relationship with our polysilicon suppliers and establish strategic relationships with them. We are also in active discussions with several other polysilicon suppliers overseas to secure supply of polysilicon on a long-term basis. We have concluded, and are in the process of negotiating, new polysilicon supply contracts with our major polysilicon suppliers. For example, we entered into two long-term supply contracts with Wacker Chemie AG, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013 and from 2009 through 2017, respectively. These contracts have terms of seven years and 11 years, respectively, and the prices at which polysilicon is supplied under these contracts are subject to adjustment every six months. We recently entered into another contract with Sichuan Xingguang Silicon Science and Technology Co., Ltd., or Xingguang. Subject to its actual production capability and output, Xingguang intends to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. We currently estimate that over 90% of our currently expected polysilicon needs for 2007 and approximately 50% of our currently expected polysilicon needs for 2008 will be met by our existing contracts, as determined on the basis of our current capacity expansion plans.

Experienced management team
      Our management team has substantial expertise in our operations and increased our manufacturing capacity, revenues and profits. Mr. Liansheng Miao, our chairperson and chief executive officer and Tianwei Yingli’s vice chairperson and chief executive officer, has 20 years of senior management experience in the PV and other manufacturing businesses. Mr. Miao was featured on the front cover of Photon International, a leading trade journal on the subject of the international PV industry, in August 2005 and currently serves as an executive director of the Photovoltaic Committee of the China Renewable Energies Association. Mr. Guoxiao Yao, chief technology officer of Yingli Green Energy and Tianwei Yingli, has a doctorate degree in PV engineering. Mr. Seok Jin Lee, chief operating officer of Yingli Green Energy and Tianwei Yingli, has six years of senior management experience at Hyundai Heavy Industries, a South Korean heavy machinery manufacturer, including its solar business division. Mr. Zongwei Li, chief financial officer of Yingli Green Energy and Tianwei Yingli, has 11 years of experience in providing auditing services to large Chinese and international enterprises in the energy, high technology, manufacturing and other industries. As a result, our management team has developed a deep understanding of the major aspects of procurement, marketing and production of PV products in China.
Our Strategies
      We seek to maintain our leadership position in the development and manufacture of PV products by taking advantage of our high degree of vertical integration in the PV production process which yields economies of scale and cost savings. More specifically, we plan to focus on the following areas:

Expand PV systems sales to overseas markets
      We currently see a significant market potential in the design, development, installation and operation of PV systems in overseas markets. We believe that expansion of our sales and installation of PV systems into overseas markets will improve our profit margins and also add value to our brand name and create stable demand for our PV modules. Accordingly, while we plan to continue to strengthen our manufacturing capacity, we also plan to significantly expand the sale of PV systems by taking the following steps:

•	fostering and improving our existing relationships with established PV system integrators and installers in Europe by continuing to participate in their large system integration and installation projects and supplying PV modules to these customers at competitive prices in exchange for the right to participate in their system integration projects; and

•	building up our capabilities to undertake PV system projects in collaboration with PV system integrators and installers in Europe and the United States.
      We believe that our strong manufacturing capacity for upstream PV products, such as PV cells and PV modules, provides significant advantages to compete in the downstream market of PV system sales and installations. Our expansion in the PV system market will focus on large-scale, on-grid PV systems.

Expand global reach for our products
      Our current key international markets are Germany and Spain, which represented our largest and second largest markets based on the revenues from the sales of our PV modules and PV systems in 2006. We seek to increase sales in the United States and Spain and expand into selected countries in southern Europe and Southeast Asia, where we believe the PV market is likely to grow significantly in the near term. For example, in November 2006, we entered into a contract with Acciona Energía, S.A. for the supply of an aggregate of 42 megawatt PV modules until 2008. In May 2007, we entered into a contract with Laxtron Energías Renovables for the supply of an aggregate of 12 megawatts PV modules through the end of 2007. We believe the visibility of our brand name in Germany and Spain will help us expand into our new targeted markets in

Europe. We also seek to strengthen our relationships with existing customers by entering into long-term supply contracts with them. We also plan to set up subsidiaries in Europe and the United States to provide services to our customers in those markets.

Secure and strengthen stable and long-term relationships with polysilicon suppliers
      Stable and reliable polysilicon supplies are critical to our long-term growth and profitability. Since 2003, when we began to purchase polysilicon for use in our PV products, we have met our polysilicon needs primarily through three-month to one-year supply contracts with suppliers and distributors overseas and in China. We seek to strengthen and expand these relationships by entering into more long-term and stable contractual relationships. For example, we plan to secure a portion of our polysilicon requirements from several polysilicon suppliers that are currently constructing polysilicon production facilities in China which are expected to commence operation in 2007.

Achieve technological advances through dedicated and continuous research and development efforts
      We plan to continue to dedicate an increasing amount of resources and efforts to research and development. The primary focus of our research and development efforts is on improving our manufacturing processes at each stage of our supply chain in order to raise the yield rate and deliver higher-efficiency and more diversified PV products at a lower cost. We believe these research and development efforts will help enhance the quality of our products, which we believe will in turn significantly enhance our profitability. More specifically, the key elements of our research and development efforts include:

•	Adopt acid texturation technology for multicrystalline PV cells. We are in the process of adopting new equipment for our multicrystalline silicon PV cell production lines. These new equipment are able to isotropically create a textural effect on multicrystalline silicon PV cells to trap more light coming into multicrystalline PV cells and to reduce the reflection loss of this type of PV cells, hence substantially improving their short-circuit current.

•	Optimize phosphorous doping profile and front-sided contact designs of multicrystalline silicon PV cells. We intend to optimize emitter doping profiles and emitter uniformity of our multicrystalline silicon PV cells, which we believe will significantly improve the spectral response to short wave length lights and efficiency consistency of our PV cells. In addition, we are seeking to improve the front contact designs of our multicrystalline silicon PV cells, which allows a reduction of the shading and resistance losses of the cells.

•	Produce larger ingots and thinner wafers at lower cost. We intend to continue to explore ways to cast larger ingots and slice thinner wafers through cooperation with the furnace supplier to produce larger ingots.

•	Improve PV system technology. In line with our strategy to expand our downstream PV system sales and installation, we seek to continuously improve our PV system technology. We plan to accumulate experience in implementing large on-grid PV system projects through cooperation with overseas PV system integrators and installers. We also plan to improve the technology for home-use PV systems to facilitate the use of our PV modules as replacement for tiles or other roof-covering materials.

•	Optimize polysilicon feedstock mix. We plan to continue to optimize the silicon feedstock mixture used in the polysilicon ingot casting process and the methods by which they are prepared and mixed in order to reduce the use of expensive high-purity polysilicon with minimal effect on the quality of our polysilicon wafers or the conversion efficiency of our PV cells.

•	Establish dedicated research institutions. We plan to establish a PV research and development center to support our expansion into the downstream PV system integration market. In addition, we plan to establish a training facility to further enhance the knowledge base of our research and development staff and strengthen our research and development and engineering resources.

Increase production capacity
      In April 2006, we launched a new expansion project in Baoding, China to increase our annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts each by 2010. We will closely monitor the progress of this expansion project to avoid risks of over-expansion while evaluating other available expansion opportunities. We believe expansion of our production capacity is likely to result in greater economies of scale for our operations.

Expand market share in China
      Although the PV market in China is currently smaller than other major PV markets, such as Germany and Spain, we believe that the recent adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources may lead to rapid growth in the PV market in China. See “— Industry — Key Growth Drivers of the Solar Energy Industry — Government Incentives — China.”
      Based on market information available to us, we believe that we are currently one of the leaders in the Chinese PV market in terms of annual production capacity and degree of vertical integration, and we plan to take the following actions to further enhance our market position in China:

•	strengthen our existing relationship with the PRC government and major Chinese telecommunications companies and equipment vendors, see “— Markets and Customers;”

•	pursue new business opportunities in China, such as selling more independent PV systems to local residential users (as currently being pursued by Tibetan Yingli) and installing services for fire-prevention, telecommunication and weather forecasting stations (as currently being pursued by our subsidiary in Chengdu);

•	promote the awareness of PV products in general and our brand name in particular by installing demonstration PV systems in public areas and through donation of PV systems; and

•	leverage the experience and expertise obtained in overseas markets to develop a technological edge over our competitors in China as well as build up a greater visibility for our brand name and products in China.
Industry

Introduction
      Solar power systems are used for a variety of residential, commercial and industrial applications generally categorized as either “on-grid” or “off-grid.” “Off-grid” applications represent PV systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid. “On-grid” applications represent PV systems that are connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid. The market for “on-grid” applications, where solar power is used to supplement electricity purchased from a public utility network, represents the largest and fastest growing segment of the market. The “Balanced Energy” forecast scenario prepared by Solarbuzz, a solar energy research and consulting firm, forecasted worldwide installations of PV systems to increase from 1,744 megawatts in 2006 to 4,177 megawatts in 2011. “Off-grid” markets offer opportunities to access solar energy where access to public utility networks is not physically or economically feasible. “Off-grid” markets include consumer applications such as portable recreation power modules and garden lighting, industrial applications, such as road signs, highway call boxes and support systems for communications systems, and rural residential applications.

     Advantages of Solar Energy
      Solar energy has several advantages over conventional energy and other forms of renewable energy, and these advantages have been increasingly recognized over time:

•	Environmental Friendliness and Renewability. Solar power is one of the most environmentally friendly cleanest sources of electricity without air or water emissions, noise, vibrations or any waste generation.

•	Peak Energy Generation Ability. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak demand periods when electricity prices are at their highest.

•	Easily Located with End Users. Unlike other renewable resources such as hydroelectric and wind power, solar power can be utilized anywhere that receives sunlight and directly at the site where the power will be used. As a result, solar power avoids the expense of, and energy losses associated with, transmission and distribution of electricity from large-scale electrical plants to end users.

•	No Fluctuations in Operating Costs. Unlike fossil and nuclear fuels, solar energy has no fuel price volatility. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed for high reliability while supplying electricity on a long-term, fixed-cost basis.

•	Reliability and Durability. Without moving parts or the need for periodic maintenance, solar power systems are among the most reliable forms of electricity generation. Accelerated aging tests have shown that solar modules can operate for at least 25 to 30 years without requiring major maintenance.

•	Modularity. PV systems are easily modularized and scalable, and therefore can be deployed in many different sizes and configurations to meet the specific needs of the user. PV modules are increasingly used to serve as both a power generator and the exterior of a building. Like architectural glass, PV modules can be installed on the roofs and facades of residential and commercial buildings.
     The Global Market for Solar Energy
      The global PV market, as measured by annual solar power system installations at end-user locations, increased from 345 megawatts in 2001 to 1,744 megawatts in 2006, according to Solarbuzz. The Solarbuzz “Balanced Energy” forecast scenario forecasted global PV industry revenues and PV system installations to be US$18.6 billion and 4,177 megawatts, respectively, in 2011.
      Germany, Japan and the United States were the three largest single-country markets for PV industry installations in 2005. The following table sets forth the annual PV installations in key markets for the periods indicated.

	PV installations at end-user locations in selected
	markets

	2001	2002	2003	2004	2005	2006

	(megawatts)
Germany	79	83	170	546	837	968
Japan	122	161	218	256	292	300
United States	37	57	66	84	105	185
Europe (ex-Germany)	23	25	53	75	89	140
Rest of the World	84	101	91	125	137	151

Source: Solarbuzz

Key Growth Drivers of the Solar Energy Industry
      We believe the following factors have driven and will continue to drive the growth of the solar energy industry.

Government Incentives
      The rapid growth of the PV industry in Germany, Japan and the United States is primarily attributable to government incentives in these countries. Other countries, including China, are increasingly adopting similar incentives. Typical government incentives include capital cost rebates, feed-in tariffs, tax credits and net metering. Capital cost rebates give government subsidies to persons who install a solar power system based on the size of such system. Feed-in tariffs involve requiring electricity utilities to make a payment to users for solar power that such users generate and provide to the grid based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Net metering allows a user to offset its electricity contributions to the public grid against the fees it pays for electricity used.
      Germany. Germany’s Renewable Energy Law of 2000 requires public power grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Germany also provides capital expenditure subsidies, low-interest loans and tax relief to renewable energy generators and capital cost subsidies, low-interest loans and tax relief to end-users of renewable energy.
      Japan. Japan’s Residential PV System Dissemination Program (RPVDP), which was launched by the Japanese government in 1994 and ran through October 2005, contributed to Japan’s emergence as one of the leading PV markets in the world in terms of total installed PV capacity. The RPVDP subsidized PV systems for residential buildings and was responsible for PV installations at over 200,000 residential units in Japan. Japan is currently planning a subsidy program for 30 kilowatt to 50 kilowatt PV systems mounted on public buildings, schools, factories and office premises. Japan’s current target is to use renewable energy sources to meet up to 10% of its energy requirements by 2030, with approximately half (approximately 100 gigawatts) coming from PV energy sources.
      United States. A number of states in the United States have committed substantial resources to developing and implementing renewable energy programs. California, the largest PV market within the United States representing approximately 60 megawatts out of the total 90 megawatts installed in the United States in 2004, has adopted the California New Solar Homes Partnership Program, under which a purchaser of solar energy products becomes entitled to a cash rebate from the California Energy Commission, a state tax credit and net metering benefits. In addition, Colorado, New Jersey and Pennsylvania require electricity suppliers to obtain a certain percentage of their electricity from renewable resources and have set specific targets for procurement of solar products.
      China. China’s Renewable Energy Law, enacted in February 2005, authorizes the government to set favorable prices for surplus on-grid PV-generated electricity through feed-in tariffs. This law also requires the establishment of a renewable energy development fund for research and development and creates other financial incentives for renewable energy projects. The PRC government is planning to increase its PV installations to 450 megawatts by 2010 and to 900 megawatts by 2020.
      Other Countries. Other countries also have adopted initiatives to encourage the development of solar energy. For example, in August 2005, Spain, the second-largest solar energy market in Europe, adopted The New Renewable Energy Plan to install up to 500 megawatts of solar power generation capacity by the end of 2010. The actual feed-in tariffs for solar energy in Spain are fully guaranteed for 25 years and 80% guaranteed thereafter. The Spanish Institute for Energy Diversification and Saving provided €189.6 million to finance PV projects in 2004.

Advances in Technologies Making Solar Power More Cost-Efficient
      Recent technological advances have introduced more cost-effective ways to use solar power in off-grid products. For example, the power output of light-emitting diodes, or LEDs, has increased significantly in recent years while the voltage required to charge and the cost to produce LEDs have significantly decreased. As a result, a cost-effective combination of low-voltage LEDs and rechargeable solar-powered battery systems has led to a series of new product applications, including solar energy lighting products such as LED roadway, railway, marine, transit, aviation and other outdoor lighting, solar-powered bus stop signs and solar-

powered oil and gas monitoring equipment. Consumer solar power applications also have expanded beyond simple solar-powered calculators, radios, watches and toys to more sophisticated products such as mobile phones and laptops.

Rising Energy Demand and Increasing Costs of Finite Fossil Energy Resources
      Worldwide economic development and population growth continue to fuel energy demand. Worldwide demand for electricity is expected to almost double from 14.3 billion megawatt hours in 2002 to 26.0 billion megawatt hours in 2025, according to the U.S. Department of Energy. According to Commodity Systems Inc., a world financial and commodity market data provider, the Brent crude oil price has increased from US$22.97 per barrel as of January 2, 2001 to US$70.33 per barrel as of May 21, 2007. Future demand for energy are likely to be met increasingly by renewable energy sources such as solar energy.

Increasing Environmental Concerns over Conventional Energy
      Increasing environmental concerns over the effect of burning fossil fuels have led to the implementation of greenhouse gas reduction strategies by many countries through international treaties such as the Kyoto Protocol and national or regional regulations to reduce air pollution. A significant number of countries, including the United States, Australia, China and certain members of the European Union, have adopted and are expected to continue government initiatives to encourage the development of solar power and other renewable energy sources in order to address these environmental concerns.

Narrowing Cost Differentials between Solar and Conventional Energy Sources
      Solar energy has become an attractive alternative energy source because of its decreasing manufacturing costs and reduced sales prices over time. According to the Solarbuzz “Balanced Energy” forecast scenario, the average price of PV modules is expected to decrease from US$3.72 per watt in 2006 to US$2.58 per watt in 2011.

Key Challenges for the Solar Energy Industry
      Continuing Reliance on Governmental Support and Incentives. At present, most renewable energy sources would not be cost-competitive compared to traditional energy sources without government support, and the PV industry relies on governmental incentives to encourage production and consumption, especially for on-grid systems. Changes in government policies could lead to a reduction in incentives and subsidies to the renewable energy sector, which could in turn seriously hinder the growth of the PV industry.
      Increasing Cost-Competitiveness. Although the costs of generating electricity through photovoltaic means have fallen significantly in recent years, solar power generation is still expensive compared to conventional power generation. The primary challenge to the PV industry is to reduce the price per watt of energy for the end-user. The cost per watt of PV systems can be reduced by, among others, lowering polysilicon cost, reducing silicon usage per watt, increasing the conversion efficiency of PV cells and improving manufacturing processes.
      Raw Materials Supply Shortage. At present, there is industry-wide shortage of polysilicon, which has increased the price of polysilicon. Although quartz sand, which is used to make polysilicon, is in ample supply, silicon extraction capacity is limited, and PV wafer makers compete with the semiconductor industry for polysilicon supply. We believe that the availability of polysilicon is the key issue affecting the growth prospects for the PV industry in the short to medium term.
      Aesthetic Concern. We believe that aesthetics are a barrier to the wider adoption of PV products among commercial and residential users. Established PV products tend to be heavy, rigid and fragile. PV producers can improve aesthetics by developing products that are lighter, more flexible and more modular and which can be more easily and attractively integrated into building structures.

The PV Industry Value Chain
      The PV industry value chain begins with the melting of metallurgical-grade silicon, purifying it and casting it into ingots. The ingots are then sliced into wafers, which are chemically processed to make PV cells that generate electric current when exposed to sunlight. Interconnected PV cells are packaged into modules, which protect PV cells and collect the electricity generated. PV systems are comprised of multiple modules and related electronics to harness and store the electricity generated.
      The following diagram illustrates the different stages of the PV industry value chain.
      For further information, see “— Manufacturing — Manufacturing Process.”
Our Products and Services
      Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks
      A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Most of our ingots weigh up to 260 kilograms and reach the size of 690 millimeters x 690 millimeters x 240 millimeters. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in two different sizes: 125 millimeters x 125 millimeters x 240 millimeters and 156 millimeters x 156 millimeters x 240 millimeters. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers
      The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers decreased from 325 microns in 2003 to 200 microns in December 2006. Our wafers are generally available in two sizes: 125 millimeters x 125 millimeters and 156 millimeters x 156 millimeters. At times when we have produced an excess amount of wafers as a result of the disparity in our wafer production capacity and the PV cell capacity, we provide the excess wafers to third-party toll manufacturers which process wafers to PV cell and return the PV cells to us for a processing fee under toll manufacturing arrangements. We sent approximately 75.0% and 40.8% of our polysilicon wafer output to third-party toll manufacturers for processing into PV cells in 2005 and 2006, respectively. Toll manufacturing is a type of contract manufacturing frequently used in the PV industry, under which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control output quality. As we have achieved the same level of manufacturing capacity for each polysilicon wafers, and PV cells, we have terminated our toll manufacturing arrangement with third-party toll manufacturers.

PV Cells
      A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. As a substantially vertically integrated PV product manufacturer, we have sought to optimize the ratio of expensive high-purity polysilicon to cheaper polysilicon scraps used in our feedstock mix so as to minimize production cost while maintaining the average conversion efficiency for our multicrystalline PV cells higher than 15.0%, which we believe is within the range of industry standard and which we were able to attain during the first quarter of 2007.
      We generally use all of our PV cells in the production of our PV modules.

PV Modules
      A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Most of our PV modules are made with PV cells produced by us or by third-party PV cell manufacturers under toll manufacturing arrangements using polysilicon wafers produced by us. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control output quality. A small portion of our PV modules is made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 70 to 170 watts. The following table sets forth the major types of modules produced by us.

			Optimum
		Maximum	operating
Dimensions	Weight	power	voltage

(mm x mm)	(kilogram)	(watts)	(volts)
1310 × 990	15.4	150 – 170	23
1172 × 541	7.7	75 – 85	17
1580 × 808	15.7	145 – 170	35
1470 × 680	12.0	110 – 120	17

Integrated PV Systems
      A PV system consists of one or more PV modules that are physically mounted and electrically interconnected with system components such as batteries and power electronics, to produce and store electricity. We produce PV systems and also design, assemble, sell and install stand-alone PV systems for lighting systems, mobile communication base stations and residential applications. In order to focus on our core PV products and their components, we no longer produce controllers, inverters and other components used in our PV systems but instead source them from third-party manufacturers and sell them to our customers as part of our PV systems. We typically install these systems on-site for our customers. For our larger PV systems, we work with the customers on-site to design, install, test and oversee the system start-up. Installation, testing and initial start-up of a PV system generally takes up to four months.
Manufacturing
      We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this prospectus, we had the capacity to produce up to 95 megawatts of polysilicon ingots and wafers, 90 megawatts of PV cells and 100 megawatts of PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules. Because our manufacturing capacity for polysilicon wafers used to exceed that for PV cells, we used to have toll manufacturing arrangements with third-party PV cell manufacturers which process the excess wafers into PV cells for us. We also purchased additional PV cells from third-party trading companies. As we have achieved the same level of manufacturing capacity for each polysilicon wafers, PV cells and PV modules, we have terminated a majority of our toll manufacturing arrangement with third-party toll manufacturers.

Manufacturing Process
      Polysilicon Ingots. The quality of polysilicon ingots determines, to a large extent, the quality of our final PV products. To produce polysilicon ingots, polysilicon is melted in a quartz crucible within a furnace. The melted polysilicon then undergoes a crystal growing process, gradually anneals and forms an ingot. To reduce the cost of polysilicon, we use a mix of high-purity polysilicon and lower-purity polysilicon, including polysilicon scraps such as the discarded tops and tails of ingots, pot scraps and broken or unused silicon wafers. Our employees undertake the labor-intensive process of sorting through the polysilicon feedstock to separate polysilicon that meets our specified standards for the production of ingots. The polysilicon feedstock used in the production of multicrystalline polysilicon ingots is not required to have the same level of purity as that used to produce monocrystalline silicon ingots. Nonetheless, impurities in polysilicon feedstock present a challenge to the production of polysilicon ingots because impurities are difficult to separate in the casting process. After three years of research and development, we have developed a proprietary ingot casting technology that reduces casting time and enables the use of more lower-purity polysilicon, including polysilicon scraps, with minimal adverse effect on the quality of our PV modules.
      Blocks and Wafers. Polysilicon ingots are cut into polysilicon blocks, which are edge-ground to avoid breakage during the wafer-slicing process. Polysilicon blocks are then sliced into polysilicon wafers.
      PV Cells. The silicon wafers undergo an ultrasonic cleaning process to remove oil and surface particles, after which the wafers undergo a followed chemical cleaning process to remove the impurity and that create a suede-like structure on the wafer surface, reduces the PV cell’s reflection of sunlight and increases the PV cell’s absorption of solar energy. Through a diffusion process, we then introduce certain impurities into the silicon wafers and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the wafer to enhance its absorption of sunlight. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at a high temperature. Testing and sorting complete the manufacturing process for PV cells.
      The diagram below illustrates the PV cell manufacturing process:
      PV Modules. PV modules are formed by interconnecting multiple PV cells into desired electrical configurations through welding. The interconnected cells are laid out, are laminated in a vacuum. Through these processes, the PV modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

      The following diagram illustrates the PV module manufacturing process:
      PV Systems. PV system production involves the design, sale, installation and testing of PV systems. We design PV systems according to our customers’ requirements. We integrate PV modules and other system components into PV systems by electronically interconnecting PV modules with system components such as inverters, storage batteries and electronic circuitry to produce, store and deliver electricity. For small PV systems such as portable electricity supply systems used for walkie-talkies, we complete the integration and testing procedures in our facilities in Baoding before such systems are sold to the end-customers. For mid-sized PV systems such as PV lighting systems, we complete the integration process in Baoding, but install and test for our customers on-site. For large PV systems, such as on-grid solar power stations and stand-alone PV systems, we work with the customers on-site to design, install, test and oversee the system startup.

Manufacturing Capacity Expansion
      We acquired our first turnkey production line for PV modules in 2001 and started production of PV modules in 2002. We acquired our first turnkey production line for ingots and wafers in 2002. We also acquired our first turnkey fabrication line for high-efficiency PV cells in 2002. The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
						As of
	2002	2003	2004	2005	2006	March 31, 2007

	(in megawatts)
Ingot and wafers	—	6	6	70	95	95
PV cells	—	—	6	10	60	90
PV modules	3	30	50	100	100	100
      We launched a new expansion project in April 2006 to construct new facilities on a large parcel of land near our existing facilities in Baoding, China. We expect to increase our annual production capacity for polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts each by 2010.

Raw Materials
      Raw materials required in our manufacturing process include polysilicon, polysilicon scraps, crucibles, silicon carbides, cutting fluid, steel cutting wires, metallic pastes, laminate materials, tempered glass, aluminum frames, solder, batteries and other chemical agents and electronic components. We generally use vendors who have demonstrated quality control and reliability and maintains multiple supply sources for each of our key raw materials so as to minimize any potential disruption of our operations from supply problems with any one vendor. We generally evaluate the quality and delivery performance of each vendor periodically and adjusts quantity allocations accordingly.
      We have stocked a significant quantity of polysilicon in response to the worldwide shortage of polysilicon. We had approximately 210 tons of polysilicon and other silicon raw materials in stock as of December 31, 2006 and expect our polysilicon stock to increase further as we secure more polysilicon from our suppliers. We maintain adequate supply of other raw materials based upon periodic estimates of our outstanding customer orders.

      In 2005 and 2006, we purchased the substantial majority of our raw materials (other than polysilicon) from approximately ten to fifteen overseas suppliers and the rest from Chinese suppliers.
      Because our polysilicon wafer and PV cell outputs have historically been insufficient to satisfy the production needs for our PV module, we purchased less than 10% of our PV cells from trading companies in 2005 and ceased such purchases in 2006. In addition, we have entered into toll manufacturing arrangements pursuant to which we provide our wafers to third-party PV cell manufacturers which process the wafers into PV cells for us.

Silicon Raw Material
      Polysilicon and polysilicon scraps are the most important raw materials used in our production process. Due to growing global demand for polysilicon, prices for polysilicon have increased substantially in the past few years, a trend we believe will continue in the near term. We have maintained a close relationship with some of the world’s major polysilicon suppliers. We are actively seeking to further strengthen our relationship with our polysilicon suppliers and establish strategic relationships with them. We also have been in active discussions with several other overseas polysilicon suppliers to secure long-term supply contracts.
      For example, in August and November 2006, we entered into two long-term supply contracts with Wacker Chemie AG, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013 and from 2009 through 2017, respectively. These contracts have terms of seven years and 11 years, respectively, and the prices at which polysilicon is supplied under these contracts are subject to adjustment every six months. In April 2006, we entered into another contract with Sichuan Xinguang Silicon Science and Technology Co., Ltd., or Xinguang. Subject to its actual production capability and output, Xinguang intends to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. We currently estimate that over 90% of our currently expected polysilicon needs for 2007 and approximately 50% of our currently expected polysilicon needs for 2008 will be met by our existing contracts, as determined on the basis of our current capacity expansion plans.

Quality Control
      We employ quality assurance procedures at key stages of our manufacturing process to identify and solve quality problems. Our quality assurance procedures start with raw material quality assurance, which includes annual evaluation of our major raw material suppliers and inspection of all raw materials upon their arrival at our factory. We also have quality control procedures in place at all key stages of our wafer, PV cell and PV module production processes. In addition, all of our wafers, PV cells and PV modules are tested before they are used in the next manufacturing step or sent to our warehouse for sale. If a problem is detected, a failure analysis is performed to determine the cause. To ensure the accuracy and effectiveness of our quality assurance procedures, we provide ongoing training to our production line employees. Our senior management team is actively involved in establishing quality assurance policies and managing quality assurance performance on a continuous basis.

      We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of March 31, 2007:

Certification or test dates	Certification or test standard	Relevant products

February 2004, and renewed in December 2006
	ISO 9001: 2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of PV application system controller, integrated inverter and controller; the manufacture of multicrystalline polysilicon wafers, crystalline silicon PV cells and modules

April 2004	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

June 2004, June 2006 and February 2007	IEC 61215: 1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of PV modules

An international test standard recognized by the United States for crystalline silicon PV modules, providing assurance that the product is reliable and durable.

August 2004, January 2006 and February 2007	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of PV modules

Research and Development
      The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and more aesthetic PV products at a lower cost. In December 2006, we started producing wafers with a thickness of 200 microns. In addition, we are in the process of modifying our equipment and manufacturing process such that they are more suitable for producing wafers with a thickness of less than 200 microns. Our other research goals are to refine our wafer cutting techniques to improve the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

      According to Solarbuzz in 2006, the manufacturing capacity of PV cells produced from crystalline silicon represented 92% of the manufacturing capacity of the total PV cells, while the remaining 8% was from the manufacturing capacity of PV cells produced from other materials, such as those based on thin film. We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which are made from multicrystalline silicon. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.
      We are upgrading module assembly techniques to accommodate the delicate nature of thinner PV cells. We are also researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. In addition, we are working to improve our technologies to manufacture PV modules that can be used as construction materials. We are also collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge in such projects.
Markets and Customers
      In 2003, we sold most of our products in China. Starting from 2004, our sales to foreign markets increased significantly. Germany became our largest market in 2004 and accounted for 66.8%, 65.5% and 61.2% of our total revenues in 2004, 2005 and 2006, respectively. In 2004 and 2005, China was our second largest market and accounted for 23.9% and 15.7% of our total revenues, respectively. Spain was our second largest market in 2006 and accounted for 14.3% of our total revenues in 2006. During the three-month period ended March 31, 2007, Spain became our largest market and accounted for 58.6% of our total revenues in the first quarter of 2007. For a breakdown of our net revenues by geographic regions in 2004 and 2005 and for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006, and the period from January 1, 2007 through March 31, 2007, see note 24 to our consolidated audited financial statements and note 3 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues in each reporting period, see note 2(c) to our consolidated audited financial statements included elsewhere in this prospectus.
      The products that we sell outside of China are primarily PV modules. These modules are sold primarily to installers, PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with batteries, inverters, mounting structures and wiring systems. In China, we have historically sold our PV modules primarily to government organizations, PV system integrators, telecommunications and broadcasting companies, solar lighting system manufacturers, traffic control equipment manufacturers and waterways inspection system installers for uses in various PV systems.
      We sell our PV modules typically through supply contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and schedules.
Sales and Marketing
      We seek to establish long-term sales channels in major international markets for PV modules, including Germany, Spain and the United States. We market and sell our PV modules in these countries directly to a selected number of PV system integrators and installers. We target these customers because we believe our relationships with these PV system integrators and installers enable us to (i) participate in large projects in international markets, (ii) enter new markets more easily, quickly and cost-effectively, (iii) leverage the marketing capabilities of other companies, and (iv) attract new customers.
      We sell our integrated PV systems in China to end-users directly or to large contractors who use our PV systems in their electricity projects. We employ a total of approximately 30 marketing and sales personnel at our headquarters in Baoding and also in Chengdu and Tibet. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe we are one of the leading suppliers of integrated PV systems to mobile communications companies in China based on the wattage of PV systems installed. We believe the recent adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems.
      In order to avoid brand confusion, we generally do not use sales agents and have actively promoted our brand name through participation in trade shows and exhibitions and advertisements on newspapers and trade magazines.
Customer Support and Services
      We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Chengdu and Tibet. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.
      Our PV modules are typically sold to customers outside China with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year limited warranty against declines of more than 10.0% and 20.0% in output performance, respectively, from the initial power generation capacity at the time the product is sold. In connection with our PV system installation projects in China, we provide a one- to five-year warranty for our modules, storage batteries, controllers and inverters. Because we have sold our products for less than five years and some of our warranties last for up to 25 years, it is difficult to estimate future incidence of our product failures and associated warranty costs. See “Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.”
Intellectual Property
      We have registered our trademarks “Yingli” and “Songzan” in China and applied for registration of a new trademark “Yingli Solar” in China in June 2006. We have also registered “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. We have not applied for any patents and relies primarily on trade secret protections and employee and third-party confidentiality agreements to safeguard our intellectual property. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including technical processes, equipment designs and algorithms. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Risk Factor — Risks Related to Us and the PV Industry — Our lack of patent protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition
      The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demands for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.
      Since 2004, the significant majority of our revenues have been derived from overseas markets, particularly Germany, and increasingly, Spain, Italy and the United States, and we expect these trends to continue. A significant portion of our revenues are also derived from China. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates, such as BP Solar and Sharp Corporation, PV module manufacturers, such as Sunpower Corp. and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers, such as SolarWorld AG and Renewable Energy Corporation.
      With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. We believe our efficient use of raw materials, including our use of polysilicon scraps, combined with our access to low cost labors and facilities in China, make our PV modules competitive in overseas markets. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency.
Environmental Matters
      Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. The most significant environmental contaminant we generate is waste water. We have built special facilities to filter and treat waste water generated in our production process and recycles the water back into our production process. The other major environmental contaminant we generate is gaseous waste. We treat such gas in our special facilities to reduce the contaminant level to below the applicable environmental protection standard before discharging the gas into the atmosphere. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or our subsidiary, and we believe that we have complied with applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Employees
      We had 567, 971, 1,552 and 1,746 employees as of December 31, 2004, 2005, 2006 and March 31, 2007, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of March 31, 2007:

	As of March 31, 2007

	Number of	Percentage
	employees	of total

Manufacturing	1,063	60.9%
Quality Inspection	64	3.7
Research and Development	88	5.0
Procurement, Sales and Marketing	69	4.0
Management and Administrative	168	9.6
Logistics, Manufacturing Support and Others	294	16.8

Total	1,746	100.0%

      Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of March 31, 2007, 752 of our employees held college diploma or bachelor’s or higher degrees, and over 93% of our manufacturing line employees held post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience, and we periodically send our technical personnel overseas for advanced study and training. Our employees also receive annual training courses in subjects relevant to their positions within our company. Substantially all of our employees are based in China.
      We use annual reviews and job achievement quotas to measure our employees’ job performance, and about 30% of employees’ annual compensation is tied to their job performance. As of December 31, 2006, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5%, 2.0%, 1.0% and 0.9% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.
      Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.
Insurance
      We maintain a property insurance policy covering 100% of the book value of our equipment, facilities and inventory. The insurance policy covers losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory and fixed assets amounted to approximately RMB 1,614 million as of the date of this prospectus. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. We also purchase personal injury insurance and accidental medical care insurance for our employees who go abroad for system installation projects. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations.
Facilities
      We are headquartered at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone located in Baoding, China, where we own eight buildings with an aggregate floor area of approximately 17,718 square meters and the right to use the underlying land of approximately 36,277 square meters for 50 years. We also lease a factory building of approximately 2,083 square meters adjacent to our headquarters as a supplemental PV module manufacturing site. At our Baoding facility, approximately 4,328 square meters of floor area are used for wafer and PV cell production, approximately 6,491 square meters are used for PV module production and approximately 2,626 square meters are used as administrative space.
      We have obtained the right to use a parcel of land of approximately 207,631 square meters near our headquarters where we are constructing facilities for the new expansion project launched in April 2006. See “— Manufacturing — Manufacturing Capacity Expansion.”
      Chengdu Yingli is located at No. 399 Wulong Road, Xindu Industrial District, Chengdu, Sichuan, China, where it leases an office space of approximately 1,051 square meters. Tibetan Yingli is located at No. 93 Beijing Middle Road, Lhasa, Tibet, China, where it leases an office space of approximately 600 square meters and another office space of 1,879 square meters located at No. 269 Luding South Road, Lhasa. In addition, Tibetan Yingli owns a factory building and an office building with an aggregate floor area of approximately 1,957 square meters and the right to use the underlying land of approximately 40,000 square meters.
Legal and Administrative Proceedings
      We are currently not a party to any material legal or administrative proceedings, and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers and Tianwei Yingli’s directors and executive officers.

Name	Age	Yingli Green Energy	Tianwei Yingli

Liansheng Miao	50	Chairperson of board of directors and chief executive officer	Vice chairperson and chief executive officer
Shujun Li	34	Director	—
George Jian Chuang	36	Director	—
Xiangdong Wang	44	Director and vice president	Director and vice president
Iain Ferguson Bruce	66	Independent director*	—
Jiesi Wu	55	Independent director*	—
Chi Ping Martin Lau	34	Independent director*	—
Zhiheng Zhao	57	Vice president	Vice president
Zongwei Li	34	Chief financial officer	Chief financial officer
Guoxiao Yao	43	Chief technology officer	Chief technology officer
Seok Jin Lee	51	Chief operating officer	Chief operating officer
Nabih Cherradi	49	Vice president	Vice president
Yiyu Wang	32	Financial controller	Financial controller
Qiang Ding	52	—	Chairperson
Haiqing Bian	39	—	Director
Mingjin Yang	42	—	Director
Qing Miao	26	—	Director
Conghui Liu	30	—	Director

*	Effective upon completion of this offering.
      Mr. Liansheng Miao is the chairperson of our board of directors and the founder, vice chairperson and chief executive officer of Tianwei Yingli. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Miao studied business management in Beijing Economics Institute and received his master’s degree in business administration from Beijing University in China.
      Mr. Shujun Li is a director of Yingli Green Energy. Mr. Li was nominated as a director of Yingli Green Energy by our Series A preferred shareholder, Inspiration Partners Limited. Mr. Li indirectly controls Trustbridge Partners I, L.P., a Cayman Island investment fund, and Inspiration Partners Limited. Prior to his such involvement, Mr. Li worked as a director of the board, chief financial officer, vice president, director of investment and overseas business at Shanda Interactive Entertainment Limited, a NASDAQ-listed online game operator in China, from 2002 through June 2006. He was also an investment officer and fund manager at Zhongrong Fund Management Company, a mutual fund established in the PRC, in 2001 and a senior manager of the international business department at China Southern Securities Co., Ltd., a securities brokerage, from 1997 through 2000. Mr. Li received his bachelor’s degree in English from Hebei Normal University and his master’s degree in economics from Nankai University in China.

      Mr. George Jian Chuang is a director of Yingli Green Energy. Mr. Chuang was nominated as a director of Yingli Green Energy by our Series B preferred shareholders. Mr. Chuang is a managing director of Temasek Holdings (Hong Kong) Limited, an investment company incorporated in Hong Kong that focuses on private equity investments in China, a position he has held since May 2005. Temasek Holdings (Hong Kong) Limited is an affiliate of Baytree Investments (Mauritus) Pte Ltd., one of our Series B preferred shareholders. He also serves on the board of Xinyu Hengdeli Holdings Limited, a company engaged in the retail and wholesale of watches of international brands in the PRC and listed on the Stock Exchange of Hong Kong Limited. Prior to joining Temasek Holdings (Hong Kong) Limited in May 2005, he worked as an executive director with Goldman Sachs (Asia) L.L.C., an investment bank, where he worked as an investment banker from March 1999. Prior to joining Goldman Sachs (Asia) L.L.C., he was an attorney with the law firm of Sullivan & Cromwell LLP in New York and Hong Kong. Mr. Chuang graduated from Harvard Law School with an LLM and Osgoode Hall Law School, Canada, with an LLB.
      Mr. Xiangdong Wang is a director and vice president of Yingli Green Energy and Tianwei Yingli. Prior to joining Tianwei Yingli in 2001, he worked as the general accountant for Baoding Public Transportation Co., a PRC company that provides urban public transportation services, Baoding Coal Co., a PRC company engaged in the purchase and distribution of liquefied petroleum gas and liquefied natural gas, and Baoding Sewage Treatment Plant, a sewage treatment facility, each located in Baoding, China. Mr. Wang received his bachelor’s degree in economics from China People’s University in China, and received his master’s degree in economics from Hebei University in China.
      Mr. Iain Ferguson Bruce will serve as an independent member of our board of directors and the chairperson of the audit committee and compensation committee of the board upon completion of this offering. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company, Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added services. All of these companies are listed companies on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange.
      Mr. Jiesi Wu will serve as an independent member of our board of directors upon completion of this offering. Mr. Wu is the chief executive officer and managing director of Hopson Development Holdings Limited, a Hong Kong Stock Exchange listed property developer in China. Mr. Wu holds a doctorate degree in economics. Prior to joining Hopson Development Holdings Limited in 2005, Mr. Wu was the president of a branch of a state-owned commercial bank. Mr. Wu was also the deputy mayor of the Shenzhen Municipal Government, the assistant to the governor of Guangdong Province and the chairman of a large-scale conglomerate, specializing in restructuring state-owned enterprises. Mr. Wu has extensive banking and governmental experience.
      Mr. Chi Ping Martin Lau will serve as an independent member of our board of directors upon completion of this offering. Mr. Lau is the president and an executive director of Tencent Holdings Limited, a Hong Kong Stock Exchange listed operator of an Internet community in China, two positions he has held since 2006. Mr. Lau joined Tencent as the chief strategy and investment officer of Tencent in February 2005. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc., a consulting firm, as a management consultant. He has over 10 years’ experience in securities offerings, mergers and acquisitions and management consulting. Mr. Lau received a bachelor’s degree in electrical engineering from the University of Michigan, his master’s degree in electrical engineering from Stanford University and an MBA from Kellogg Graduate School of Management of Northwestern University in the United States.
      Mr. Zhiheng Zhao is a vice president of Yingli Green Energy and Tianwei Yingli. He was the head of the project department of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, and later became the factory manager, overseeing the production of special transformers. Mr. Zhao worked as also the vice president of Tianwei Baobian, general manager of the Baoding Electric Transformer Manufacturing Company, an electricity transformer manufacturer, and general manager of the Baoding Special Converter Manufacturing Factory, a manufacturer of special electricity converters, each located in Baoding, China. Mr. Zhao studied management engineering and graduated from East China Institute of Heavy Machinery in China.
      Mr. Zongwei Li is the chief financial officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for eleven years. From 2002 to 2004, Mr. Li worked at PricewaterhouseCoopers, New York, as audit manager. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.
      Mr. Guoxiao Yao is the chief technology officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in September 2006, Mr. Yao was an engineer at a chemical factory in Zhejiang province. Mr. Yao received his bachelor’s degree in mechanical engineering from Zhejiang University of Technology in China, his master’s degree in solar thermal engineering from the European Solar Engineering School at Dalarna University in Sweden and his doctorate degree in PV engineering from the University of New South Wales in Australia.
      Mr. Seok Jin Lee is the chief operating officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in October 2006, Mr. Lee worked at Hyundai Heavy Industries Co., Ltd., a heavy industry equipment manufacturer in Korea, as a general manager for solar business, electric hybrid car business planning and management, feedstock supplies development and supply chain management from 2004 to 2006, a general manager for merger and acquisition activities from 2000 to 2004, and a project manager from 1984 to 2000. Mr. Lee received his bachelor’s degree in electrical engineering from Busan University in Korea and his master’s and doctorate degrees in electrical engineering from Yonsei University in Korea.
      Mr. Yiyu Wang is the financial controller of Yingli Green Energy and Tianwei Yingli. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.
      Dr. Nabih Cherradi is a vice president of Yingli Green Energy and Tianwei Yingli. Prior to joining Tianwei Yingli in May 2007, Dr. Cherradi served as a process manager for ten years at HCT Shaping Systems SA, a Swiss manufacturer of wire sawing machine used in the semiconductor and PV wafer industry, which is also one of our major production equipment suppliers. Prior to that, Dr. Cherradi worked at the Swiss Federal Institute of Technology of Lausanne as a senior scientist for six years. Dr. Cherradi received his master’s degree in physics in 1984, his Ph. D. in materials science in 1988, both from University Henri Poincaré in France, and his master’s degree in business in 1989 from University of Nancy II in France.
      Mr. Qiang Ding is the chairperson of the board of directors of Tianwei Yingli. Mr. Ding has served as the chairperson of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, and Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since April 1999. Mr. Ding received his master’s degree in economics from Hebei University in China.
      Mr. Haiqing Bian is a director of Tianwei Yingli. Mr. Bian has served as the vice chairperson of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, since March 2004 and vice chairperson of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since July 2002. Prior to that, Mr. Bian worked as a manager of the financial department and investment management department and the secretary to the board of directors of Baoding Tianwei Group Co., Ltd. from 1998 through 2001, and a vice president of Tianwei Baobian from 2001 through 2002. Mr. Bian received his master’s degree in economics from Hebei University in China.
      Mr. Mingjin Yang is a director of Tianwei Yingli. Mr. Yang has served as director of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, since April 2004, a director of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since February 2006 and the president of Tianwei Baobian since January 2006. Mr. Yang has also worked as a general manager of Baoding Tianwei Electric Equipment Co., Ltd., an electricity transmission and distribution equipment manufacturer located in Baoding, since 2001. Prior to that, Mr. Yang worked as a workshop head in Tianwei Baobian. Mr. Yang graduated from the management and engineering department of North China Electric Power University.
      Ms. Qing Miao is a director of Tianwei Yingli. Ms. Miao has served as the assistant to the chief executive officer and deputy director of the investment and development department at Tianwei Yingli since August 2005. Prior to that, Ms. Miao worked as the manager of the interactive voice response department at Tom Online Inc., a NASDAQ-listed wireless Internet company based in Beijing, China that provides multimedia products and services, from 2003 through 2004. Ms. Miao received her bachelor’s degree in business administration from Monaco Business School in France and studied in the advanced training program on competitive marketing strategies at University of Hall in the United Kingdom. Ms. Miao is the daughter of Mr. Liansheng Miao, our chairperson and chief executive officer.
      Ms. Conghui Liu is director of Tianwei Yingli. Ms. Liu joined Tianwei Yingli in 1998 and has served as director of the investment and development department and the deputy director of the financial department at Tianwei Yingli since 2002. Ms. Liu received her bachelor’s degree in economics from Inner Mongolia Finance and Economics College in China and her master’s degree in project management from University of Management and Technology in the United States.
      The business address of our directors and executive officers and Tianwei Yingli’s directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.
Terms of Directors and Executive Officers
      Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind.
Board of Directors
      The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Board of Directors.”
      We currently expect that our board of directors will have seven directors, consisting of three independent directors, two directors designated by the holders of our ordinary shares and two directors designated by the holders of our preferred shares until the completion of this offering so long as any preferred shares are outstanding. Under the shareholders agreement, dated December 15, 2006, among the Series A preferred shareholder, the Series B preferred shareholders, Mr. Liansheng Miao, Yingli Power and us, the Series A preferred shareholder and the Series B preferred shareholders each have the right to nominate one director to our board of directors and Tianwei Yingli’s board of directors. The directors nominated by the preferred shareholders may also become members of each of the committees of our board and of the board of Tianwei Yingli. The board and committee nomination rights held by the preferred shareholders will terminate upon this offering. Of our current directors, Mr. Liansheng Miao and Mr. Xiangdong Wang were elected by holders of our ordinary shares, Mr. Shujun Li was designated by the holder of our Series A preferred shares and Mr. George Jian Chuang was designated by Baytree Investments (Mauritius) Pte Ltd., an investment vehicle controlled by Temasek Holdings (Hong Kong) Limited, which is the largest holder of our Series B preferred shares. Pending approval of relevant PRC government authorities of the increase of Tianwei Yingli’s board seats from seven to nine, the holder of our Series A preferred shares has nominated Mr. Shujun Li, and the holders of our Series B preferred shares have nominated Mr. Sean Lu, to Tianwei Yingli’s board of directors.
      Under our amended articles of association, which will come into effect upon the closing of this offering, our board of directors will consist of at least seven directors. Our directors will be elected by the holders of ordinary shares, which will include current holders of our Series A preferred shares and Series B preferred shares, both of which are automatically convertible into our ordinary shares upon completion of this offering. At each annual general meeting, one third of our directors then existing (other than the chairperson of our board) will be subject to re-election. A director is not required to hold any shares in us by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which such director is materially interested, provided that such director discloses the nature of his or her interest in such contract or arrangement. A director may exercise all the powers of us to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of us or of any third party.
Committees of the Board of Directors
      Our board of directors will establish an audit committee and a compensation committee upon completion this offering. We intend to adopt a charter for each such committee.

Audit Committee
      We currently expect that our audit committee will consist of Mr. Iain Bruce, Mr. Jiesi Wu and Mr. Chi Ping Martin Lau and will be chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE rules. We currently expect that all of the proposed members of our audit committee will satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to its audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.

Compensation Committee
      We currently expect that our compensation committee will consist of Mr. Iain Bruce, Mr. Jiesi Wu and Mr. Chi Ping Martin Lau and will be chaired by Mr. Bruce. We currently expect that all of the proposed members of our compensation committee will satisfy the “independence” requirements of the NYSE rules. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Interested Transactions
      A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Remuneration and Borrowing
      The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may, on our behalf, borrow money, mortgage or charge our undertaking, property and uncalled capital, and issue debentures or other securities directly or as security for any debt obligations of us or of any third party.
Qualification
      There is no shareholding qualification for directors.
Employment Agreements
      We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to a severance pay of at least one month’s salary.
      Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
Compensation of Directors and Executive Officers
      In 2006, the aggregate cash compensation to our executive officers, including all the directors, was RMB 0.9 million. For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”
2006 Stock Incentive Plan
      The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
      Administration. The 2006 stock incentive plan will be administered by the compensation committee of our board of directors, or in the absence of a compensation committee, the board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.
      Change of Control. The 2006 stock incentive plan defines a “change of control” as the occurrence of any of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of our assets to any third party; (ii) any third party is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our voting stock or any entity which controls us (counting the shares that such third party has the right to acquire) by way of merger, consolidation, tender, exchange offer or otherwise; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board (together with any new directors elected or nominated by such board) cease for any reason to constitute a majority of the board, then in office. Upon a change of control, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.
      Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue the 2006 stock incentive plan. Amendments or alterations to the 2006 stock incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of the 2006 stock incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2006 stock incentive plan will continue in effect for a term of ten years from the date of adoption.
      Amendment No. 1 to the 2006 Stock Incentive Plan. Our board of directors approved in April 2007 and our shareholders approved in May 2007 the amendment No. 1 to the 2006 stock incentive plan, which will amend our 2006 stock incentive plan to increase the number of ordinary shares that we are authorized to issue from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 5,525,415 shares may be issued for the purpose of granting options. The amendment will not change any other material provisions of the 2006 stock incentive plan.
      Options. An option granted under the 2006 stock incentive plan will have specified terms set forth in an option agreement and will also be subject to the provisions of the 2006 stock incentive plan which include the following principal terms. The compensation committee will determine in the relevant option agreement the purchase price per share upon exercise of the option, with the purchase price of no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant option agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the 2006 stock incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment. Options granted under the 2006 incentive plan are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the option holders, except that the compensation committee may permit the options to be exercised by and paid to certain persons or entities related to the option holders.
      Granted Options. As of the date of this prospectus, our board of directors has granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share. We agreed to grant options to these executive officers at an exercise price of US$2.10, which was determined with reference to the purchase price per share for the Series A financing transaction, at the time when we began negotiating their respective employment terms in September 2006. However, these options were not granted until December 28, 2006 when we finally adopted the 2006 stock incentive plan.
      Subject to the completion of this offering, we will grant options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee. These options will have an exercise price per share equal to the public offering price for each ADS specified on the cover page of this prospectus divided by the number of ordinary shares represented by each ADS.
      Provided the option holder remains a director, officer or employee of ours, each of the relevant option award agreements with the three independent directors provides that the option will vest and become exercisable with respect to one-third of the shares initially covered by the option on each of the first, second and third anniversaries of the option grant date, and each of the relevant option award agreements with the four executive officers and one key employee provides that the option will vest and become exercisable with respect to 25% of the shares initially covered by the option on each of the first, second, third and fourth anniversaries of the option grant date. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be canceled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately.

      The following table summarizes, as of the date of this prospectus, the options we have granted and have decided to grant.

	Ordinary shares	Exercise price
	underlying	per share
Name	outstanding option	(US$)	Grant date	Expiration date

Zongwei Li	*	2.10	December 28, 2006	December 28, 2016
Guoxiao Yao	*	2.10	December 28, 2006	December 28, 2016
Yiyu Wang	*	2.10	December 28, 2006	December 28, 2016
Seok Jin Lee	*	2.10	December 28, 2006	December 28, 2016
Iain Ferguson Bruce	*	IPO Price(1)	(2)	(3)
Jiesi Wu	*	IPO Price(1)	(2)	(3)
Chi Ping Martin Lau	*	IPO Price(1)	(2)	(3)
Another employee	*	IPO Price(1)	(2)	(3)

Total:	725,929

*	Less than 1% of our outstanding share capital.

(1)	IPO Price represents the public offering price for each ADS specified on the cover page of this prospectus divided by the number of ordinary shares represented by each ADS.

(2)	Grant date for these four individuals will be the closing date of this offering.

(3)	Expiration date for these four individuals will be the tenth anniversary of the closing date of this offering.
     Restricted Shares. Restricted shares issued under the 2006 stock incentive plan will have specified terms set forth in an award agreement and will also be subject to the provisions of the 2006 stock incentive plan. Unless otherwise permitted by the compensation committee, restricted shares are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered at any time prior to becoming vested or during any period in which we may repurchase them.
      Granted Restricted Shares. As of the date of this prospectus, our board of directors has granted to DBS Trustees Limited, or the trustee, an aggregate of 2,621,060 restricted shares for the benefit of 70 trust participants, consisting of an aggregate of 1,606,300 restricted shares granted to nine directors and officers of us and Tianwei Yingli and an aggregate of 1,014,760 restricted shares granted to 61 other employees pursuant to two restricted stock award agreements and a trust deed. The trustee will hold the restricted shares in trust and will be the registered holder of the restricted shares until such shares are vested, forfeited or repurchased by us. Our board of directors has appointed a managing committee to provide recommendations, advice or instructions to the trustee in connection with the administration of the trust. The restricted stock award agreements and the trust deed contain, among other things, provisions concerning the constitution and structure of the trust, and vesting and forfeiture of the restricted shares, our right to repurchase the restricted shares within a period after vesting of the restricted shares, distribution to trust participants, transfer restrictions, dividends and voting rights, and consequence of third-party acquisition.
      So long as the trust participant remains a director, officer, employee or consultant of ours, as the case may be, 20% of the restricted shares issued for the benefit of that trust participant will vest on the first anniversary following the award grant date and the remaining 80% will vest ratably in 20% increments on the second, third, fourth and fifth anniversaries of the award grant date. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, except if such termination is resulting from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration.
      For a period of six months after any restricted shares are vested, the trustee will be required to, upon our written request, sell all or part of the vested restricted shares to us at fair market value. The trustee will distribute the repurchase price paid by us, and any dividend accumulated on the repurchased shares from their vesting dates, to us as the agent of the applicable trust participants. Any vested restricted shares that are not repurchased by us during the six-month period will be distributed to us as the agent of the applicable trust participants either in specie or in cash at the option of the applicable trust participants. We will then distribute the repurchase price, the restricted shares or cash, as the case may be, to the applicable trust participants after withholding relevant taxes in accordance with applicable laws.
      The restricted shares will not be entitled to dividends paid on the ordinary shares until such restricted shares are vested. The restricted shares will have the same voting rights as our other ordinary shares. All voting rights of the restricted shares will be exercised by the trustee in accordance with the managing committee’s instructions before the restricted shares are vested, and in accordance with the instructions of the applicable trust participants after the restricted shares are vested. Upon a change of control, all restricted shares granted to the trustee for the benefit of the trust participants will become fully vested immediately.
      The following table summarizes, as of the date of this prospectus, the outstanding restricted shares granted to the trustee for the benefit of the following directors and executive officers of us and Tianwei Yingli and the other trust participants pursuant to the 2006 stock incentive plan.

	Restricted		End of vesting
Name	shares granted	Grant date	period

Liansheng Miao	*	January 19, 2007	January 19, 2012
Xiangdong Wang	*	January 19, 2007	January 19, 2012
Zhiheng Zhao	*	January 19, 2007	January 19, 2012
Nabih Cherradi	*	April 18, 2007	April 18, 2012
Qiang Ding	*	January 19, 2007	January 19, 2012
Haiqing Bian	*	January 19, 2007	January 19, 2012
Mingjin Yang	*	January 19, 2007	January 19, 2012
Qing Miao	*	January 19, 2007	January 19, 2012
Conghui Liu	*	January 19, 2007	January 19, 2012
Directors and executive officers as a group	1,606,300
Other trust participants	1,014,760

Total:	2,621,060

*	Less than 1% of our outstanding share capital.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

      The calculations in the table below assume there are 100,373,609 ordinary shares outstanding on an as-converted, fully diluted basis as of the date of this prospectus and 126,923,609 ordinary shares outstanding on an as-converted, fully diluted basis immediately after the completion of this offering, excluding ordinary shares issuable upon the exercise of outstanding share options, unvested restricted ordinary shares and ordinary shares reserved for issuance under our 2006 stock incentive plan and after giving effect to the automatic conversion of all outstanding Series A preferred shares, Series B preferred shares and mandatory convertible bonds upon the completion of this offering.

	Ordinary shares
	beneficially owned prior to		Ordinary shares being		Shares beneficially owned
	this offering(1)(2)		sold in this offering(3)		after this offering(1)(2)(3)

	Number	%	Number	%	Number	%

Directors and Executive Officers:
Liansheng Miao(4)	59,800,000	59.58%	2,450,000	2.44%	58,016,666	45.71%
Shujun Li(5)	9,897,431	9.86	1,630,000	1.62	8,267,431	6.51
George Jian Chuang(6)	9,307,135	9.27	2,110,345	2.11	7,196,790	5.67
Xiangdong Wang	—	—	—	—	—	—
Zhiheng Zhao	—	—	—	—	—	—
Zongwei Li	—	—	—	—	—	—
Guoxiao Yao	—	—	—	—	—	—
Seok Jin Lee	—	—	—	—	—	—
Nabih Cherradi	—	—	—	—	—	—
Yiyu Wang	—	—	—	—	—	—
All directors and executive officers as a group	79,004,566	78.71%	6,190,345	6.17%	73,480,887	57.89%
Principal and Selling Shareholders:
Yingli Power Holding Company Ltd.(7)	59,800,000	59.58%	2,450,000	2.44%	58,016,666	45.71%
Baytree Investments (Mauritius) Pte Ltd.(8)	9,307,135	9.27	2,110,345	2.10	7,196,790	5.67
Inspiration Partners Limited (9)	8,081,081	8.05	1,350,000	1.34	6,731,081	5.30
Deutsche Bank AG(10)	5,340,088	5.32	—	—	4,673,422	3.68
J.P. Morgan Securities Ltd. (11)	1,654,602	1.65	375,172	*	1,279,430	1.01
TB Holdings Ltd.(12)	1,137,539	1.13	200,000	*	937,539	*
New Horizon Keensolar Investment Co., Ltd.(13)	1,034,126	1.03	234,483	*	799,643	*
Fairdeal Development Ltd.(14)	678,811	*	80,000	*	598,811	*
Selling shareholders as a group who will be selling in the over-allotment option	21,893,294	21.81%	4,350,000	4.33%	17,543,294	13.82%

   *  Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person prior to this offering is based on 100,373,609 ordinary shares outstanding, including ordinary shares convertible from our outstanding Series A preferred shares and Series B preferred shares and the ordinary shares issued upon the exercise of the Series A warrant, as well as (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Percentage of beneficial ownership of each listed person after this offering is based on 126,923,609 ordinary shares outstanding immediately after the closing of this offering and (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Assumes the full exercise of the underwriters’ option to purchase additional ADSs from the selling shareholders identified above and assumes no other change to the number of the ADSs offered by the selling shareholders and us in this prospectus. In the event of a partial exercise of the over-allotment option, the respective number of the ADSs to be sold by each selling shareholder will be proportionally reduced.

(4)	Represents 59,800,000 of our ordinary shares owned by Yingli Power, our controlling shareholder, which is 100% beneficially owned by Mr. Miao. Upon completion of this offering, Mr. Miao’s family trust will beneficially own all of the issued and outstanding share capital of Yingli Power. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon this offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Yingli Power after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(5)	Consists of 8,081,081 of our Series A preferred shares issued to Inspiration Partners Limited, which are convertible into 8,081,081 of our ordinary shares, 1,137,539 of our Series B preferred shares issued to TB Holdings Ltd., which are convertible into 1,137,539 of our ordinary shares and 678,811 of our ordinary shares purchased and owned by Fairdeal Development Ltd. through the exercise of the Series A warrant. For a description of the beneficial ownership of our Series A preferred shares by Inspiration Partners Limited, see note 9 below. For a description of the beneficial ownership of our Series B preferred shares by TB Holdings Ltd., see note 12 below. For a description of the beneficial ownership of our ordinary shares by Fairdeal Development Ltd., see note 14 below. Mr. Shujun Li disclaims beneficial ownership of our shares held by Inspiration Partners Limited, TB Holdings Ltd. and Fairdeal Development Ltd., except to the extent of his pecuniary interest in these shares. Mr. Li’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(6)	Represents 9,307,135 of our Series B preferred shares beneficially owned by Baytree Investments (Mauritius) Pte Ltd., which is indirectly controlled by Mr. George Jian Chuang, which are convertible into 9,307,135 of our ordinary shares. For a description of the beneficial ownership of our ordinary shares by Baytree Investments (Mauritius) Pte Ltd, see note 8 below. Mr. Chuang disclaims beneficial ownership of our shares held by Baytree Investments (Mauritius) Pte Ltd. Mr. Chuang’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(7)	Represents 59,800,000 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by Mr. Liansheng Miao. Upon completion of this offering, Mr. Miao’s family trust will beneficially own all of the issued and outstanding share capital of Yingli Power. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon this offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Yingli Power after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(8)	Consists of 9,307,135 of our Series B preferred shares issued to Baytree Investments which are convertible into 9,307,135 of our ordinary shares. Baytree Investments is a Mauritius-incorporated entity and is wholly owned by Seletar Investments Pte Ltd., which is in turn wholly owned by Temasek Capital (Private) Limited. Temasek Capital (Private) Limited is in turn wholly owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited, a Singaporean company wholly owned by the Singapore Ministry of Finance (Incorporated), may be deemed to have indirect voting and dispositive power over the shares owned beneficially and of record by Baytree Investments (Mauritius) Pte Ltd. The mailing addresses of Baytree Investments and Temasek Holdings (Private) Ltd. are 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(9)	Consists of 8,081,081 of our Series A preferred shares which are convertible into 8,081,081 of our ordinary shares. Inspiration Partners Limited is a British Virgin Islands exempted company with limited liability and Mr. Shujun Li is a director of Inspiration Partners Limited. Inspiration Partners Limited is wholly owned by Inspiration Partner, L.P., a Cayman Islands partnership, which is controlled by TB Inspiration Partners GP Limited, its general partner. TB Inspiration Partners GP Limited is 100% owned by Shujun Li. The address of Inspiration Partners Limited is AZ1A Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, PRC 200120. The warrant was issued to TB Management Ltd., a British Virgin Islands exempted company with limited liability, which is 90% owned by Mr. Shujun Li. TB Management Ltd. has since transferred the warrant to Fairdeal Development Ltd., a British Virgin Islands exempted company with limited liability and wholly controlled by Mr. Shujun Li. Fairdeal Development Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, PRC 200120.

(10)	Represents the number of our ordinary shares into which the mandatory exchangeable notes issued by Yingli Power to Deutsche Bank AG, Singapore Branch, as initial purchaser, are exchangeable into, substantially equal to our effective ownership of a 3.73%

equity interest in Tianwei Yingli on an as-converted, fully diluted basis as of the date of exchange, assuming our equity interest in Tianwei Yingli is 70.11% and the total number of ordinary shares outstanding, on fully diluted basis, is 95,033,521 immediately prior to such exchange. Yingli Power also granted a warrant to Deutsche Bank AG, as initial purchaser, to purchase such number of ordinary shares in us held by Yingli Power at the time of the exercise of the warrant that equals 6.5% of our ordinary shares on a fully-diluted basis. The warrant may be exercised upon any listing of our ordinary shares on the New York Stock Exchange (or other internationally recognized stock exchange) which occurs after the mandatory exchangeable notes and the mandatory redeemable notes issued by Yingli Power to Deutsche Bank AG have been repaid in full (the scheduled final maturity date being November 16, 2008). The underlying investors in the mandatory exchangeable notes issued by Yingli Power to Deutsche Bank AG, Singapore Branch, may beneficially own a portion of the shares listed above under Deutsche Bank AG, Singapore Branch after this offering. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon the initial public offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Deutsche Bank AG, Singapore Branch, and the underlying investors in the mandatory exchangeable notes after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(11)	Consists of 1,654,602 of our Series B preferred shares issued to J.P. Morgan Securities Ltd. which are convertible into 1,654,602 of our ordinary shares. J.P. Morgan Securities Ltd. is ultimately controlled by J.P. Morgan Chase & Co. J.P. Morgan Securities Ltd.’s address is 125 London Wall, London, EC2Y 5AJ, United Kingdom.

(12)	Consists of 1,137,539 of our Series B preferred shares issued to TB Holdings Ltd. which are convertible into 1,137,539 of our ordinary shares. TB Holdings Ltd. is a British Virgin Islands exempted company with limited liability, and Mr. Shujun Li is a director of TB Holdings Ltd. TB Holdings Ltd. is wholly owned by Trustbridge Partners I, L.P., a Cayman Islands exempted limited partnership, which is controlled by TB Partners GP1, L.P., its general partner. TB Partners GP1, L.P. is controlled by TB Partners GP Limited, its general partner. TB Partners GP Limited is 100% owned by Mr. Shujun Li. TB Holdings Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, P.R.China 200120.

(13)	Consists of 1,034,126 of our Series B preferred shares issued to New Horizon Keensolar Investment Co., Ltd. which are convertible into 1,034,126 of our ordinary shares. New Horizon Keensolar Investment Co., Ltd. is a British Virgin Islands exempted company with limited liability. It is wholly owned by New Horizon Fund, L.P., a Cayman Islands exempted limited partnership, which is controlled by New Horizon Partners Ltd., its sole general partner and a Cayman Islands exempted company, which is 50% owned by Mr. Jianming Yu, a PRC citizen. Mr. Yu disclaims beneficial ownership of our Series B preferred shares held by New Horizon Keensolar Investment Co., Ltd., except to the extent of his pecuniary interest in these shares. New Horizon Keensolar Investment Co., Ltd.’s address are Jin Bao Tower 1204, 89 Jin Bao Street, Dongcheng District, Beijing China 100005.

(14)	Consists of 678,811 of our ordinary shares issued to Fairdeal Development Ltd. upon its exercise of the Series A warrant on May 23, 2007. The warrant was issued to TB Management Ltd., a British Virgin Islands exempted company with limited liability, which is 90% owned by Mr. Shujun Li. TB Management Ltd. has since transferred the warrant to Fairdeal Development Ltd. Fairdeal Development Ltd. is a British Virgin Islands exempted company with limited liability. DBS Trustee Limited, a Singaporean company, holds 100% of the issued and outstanding shares of Fairdeal Development Ltd. on behalf of the family trust of Mr. Shujun Li. Fairdeal Development Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, P.R. China 200120.

     Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either offshore sales to non-U.S. persons pursuant to Regulation S of the Securities Act or private placements under Section 4(2) of the Securities Act. See “Restructuring — Restructuring; — Private Equity Investments and Other Financing Following the Restructuring” and “Description of Share Capital — History of Securities Issuances.”
      Other than Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd., none of the selling shareholders named above is a broker, dealer or an affiliate of a broker-dealer. Neither Baytree Investments (Mauritius) Pte Ltd. nor J.P. Morgan Securities Ltd. is a broker-dealer, but they are both affiliated with broker-dealers. Baytree Investments (Mauritius) Pte Ltd. is affiliated with DBS Vickers Securities (USA), Inc. and J.P. Morgan Securities Ltd. is affiliated with J.P. Morgan Securities Inc., Chase Investment Services Corp., JPMorgan Distribution Services, Inc., J.P. Morgan Institutional Investments Inc. and JPMorgan Investment Advisors Inc., each of which entities is a registered broker-dealer in the United States. Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd. purchased the securities identified in the table above as beneficially owned by them in the ordinary course of business and, at the time of that purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute those securities. Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd. did not receive the securities to be sold in this offering as underwriting compensation or compensation for any professional services provided by a broker-dealer.

      As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States other than four Series B preferred shareholders.
      None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
      None of Deutsche Bank AG, Singapore Branch and any of the underlying investors of the mandatory exchangeable notes is entitled to the registration rights with respect to any of the ordinary shares any of them may hold upon completion of this offering as described in “Description of Share Capital — Registration Rights.”

RELATED PARTY TRANSACTIONS
Transactions with Mr. Liansheng Miao and Entities Controlled by Mr. Miao
      We were incorporated in August 2006 as a Cayman Islands exempted company by Mr. Liansheng Miao to serve as an offshore listing vehicle for Tianwei Yingli and facilitate the flow of foreign investment into Tianwei Yingli.
      Tianwei Yingli was co-founded in August 1998 by Yingli Group, a PRC limited liability company, which was founded and is 100% owned by Mr. Miao. Tianwei Yingli became our predecessor and subsidiary on September 5, 2006, when Yingli Group transferred its 51% equity interest in Tianwei Yingli to us. See “Restructuring — Restructuring.”
      Our controlling shareholder is Yingli Power, a British Virgin Islands corporation, which is 100% owned by Mr. Miao. In August 2006, Yingli Power made an initial capital contribution of US$500,000 to us in exchange for 50,000,000 of our ordinary shares, and in September 2006, it made an additional capital contribution of US$100,000 to us in exchange for 9,800,000 of our ordinary shares.
      Yingli Power also served as an intermediary in our securing equity-linked debt financing from Deutsche Bank AG, Singapore branch. On November 13, 2006, we issued US$85 million in aggregate of mandatory convertible bonds and mandatory redeemable bonds to Yingli Power, which on the same date issued mandatory exchangeable notes and mandatory redeemable notes to Deutsche Bank AG, Singapore branch for the same aggregate amount and on substantially similar terms (other than the split for the exchangeable or convertible portion). See ” — Private Equity Investments and Other Financings — Mandatory redeemable bonds and mandatory convertible bonds.” We plan to repay in full the mandatory redeemable bonds issued to Yingli Power in the principal amount of US$38 million with proceeds from this offering. See ”Use of Proceeds.”
      Yingli Group has had a series of financial transactions with Tianwei Yingli. Prior to December 31, 2002, Yingli Group borrowed RMB 8.4 million. In 2005, 2006 and the three-month period ended March 31, 2007, Yingli Group borrowed RMB 0.4 million, RMB 115.0 million (US$14.9 million) and nil respectively from Tianwei Yingli. These loans were made to support the cash flow needs of Yingli Group and were unsecured, interest-free and had no definite terms of repayment. Yingli Group has repaid all of these loans in full. In 2006 and the three-month period ended March 31, 2007, Tianwei Yingli borrowed RMB 0.9 million (US$0.1 million) and RMB 15.2 million (US$2.0 million), respectively, from Yingli Group without interest due and any definitive terms of repayment, of which RMB 0.6 million (US$77,688) was repaid in 2006 and RMB 0.3 million (US$41,751) and RMB 15.5 million (US$2.0 million) remained outstanding as of December 31, 2006 and March 31, 2007, respectively. In September 2006, Yingli Group also entrusted a loan of RMB 125.0 million (US$16.2 million) in favor of Tianwei Yingli through Agricultural Bank of China to Tianwei Yingli. This loan bears interest at a rate of 5.58% per annum and matures on March 30, 2007. Tianwei Yingli repaid RMB 124.0 million (US$16.1 million) as of December 31, 2006 and the remaining RMB 1.0 million in April 2007.
Transactions with Tianwei Baobian and Its Controlling Shareholder
      Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1%-owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli. After becoming a shareholder in Tianwei Yingli in April 2002, Tianwei Baobian’s equity interest in Tianwei Yingli decreased from 51.0% as of December 9, 2005, to 49.0% as of August 9, 2006 following a series of restructuring transactions as described in “Restructuring — Restructuring,” and to 37.87% as of November 13, 2006 following our capital contribution to Tianwei Yingli of proceeds from the issuance of the Series A preferred shares, the mandatory redeemable bonds and the mandatory convertible bonds, and would further decrease to 29.89% upon our obtaining relevant PRC regulatory approvals and registrations for our capital contribution to Tianwei Yingli of proceeds from the issuance of the Series B preferred shares. See “Restructuring — Private Equity Investments and Other Financings Following Restructuring.”

      The respective rights and obligations of us and Tianwei Baobian as the shareholders of Tianwei Yingli are governed by a joint venture contract, which is dated August 25, 2006 and amended from to time to reflect, among others, the changes in the respective equity holdings by us and Tianwei Baobian. The joint venture contract, which is governed by PRC law, provides that, among others, Tianwei Baobian has a right, after this offering, to subscribe for a number of our ordinary shares in exchange for all but not part of its equity interest in Tianwei Yingli at the time of the exercise according to a formula set forth in the joint venture contract. For further description of this subscription right and other key provisions of the joint venture contract, see “Restructuring  — Joint Venture Contract.”
      As Tianwei Yingli’s shareholder, Tianwei Baobian has provided financial support to Tianwei Yingli in a series of transactions. In 2002, Tianwei Yingli borrowed RMB 8.0 million from Tianwei Baobian, at an interest rate of 7.56% per annum and due upon demand, which was repaid in 2006. In 2005, Tianwei Yingli borrowed another RMB 8.0 million from Tianwei Baobian, without any interest due and any definite terms of repayment, which was repaid in full in 2005. In 2005, Tianwei Yingli also borrowed RMB 92.3 million in aggregate from Tianwei Baobian and its subsidiaries, without any interest due and any definite terms of repayment, which was repaid in full in 2006. In 2006, Tianwei Yingli borrowed an additional RMB 7.2 million (US$0.9 million) from Tianwei Baobian, without any interest due and any definite terms of repayment, which was repaid in full in the same year. In addition, prior to 2002, Tianwei Yingli borrowed RMB 0.1 million from Mr. Qiang Ding, chairperson of the board of directors of Tianwei Baobian, without any interest due and definitive terms of repayment, which was repaid in full in March 2007. As of the date of this prospectus, Tianwei Yingli had no outstanding loans from Tianwei Baobian or its affiliates.
      Historically, Tianwei Baobian and its controlling shareholder, Tianwei Group, also guaranteed or entrusted a substantial portion of Tianwei Yingli’s short-term borrowings from banks and other parties. In 2004, 2005, 2006 and for the three-month period ended March 31, 2007, Tianwei Baobian guaranteed and entrusted loans of RMB 80.0 million, RMB 451.4 million, RMB 839.7 million (US$108.7 million) and RMB 470.5 million (US$60.9 million), respectively, for the benefit of Tianwei Yingli. These loans bore interest in the range of 3.78 to 6.75% and typically had a maturity of one to 12 months. As of December 31, 2004, 2005, 2006 and for the three-month period ended March 31, 2007, these guaranteed and entrusted loans amounted to RMB 80.0 million, RMB 234.0 million, RMB 232.0 million (US$30.0 million) and RMB 419.0 million (US$54.3 million), respectively, or 87.0%, 67.5%, 86.8% and 57.2% of our short-term borrowings as of the same dates. In April 2007, Tianwei Baobian and Tianwei Group guaranteed additional loans of RMB 85.5 million for the benefit of Tianwei Yingli. As of April 30, 2007, short-term loans guaranteed and entrusted by Tianwei Baobian and Tianwei Group amounted to RMB 450.5 million, or 44.4% of our short-term borrowings.
      Tianwei Baobian and Tianwei Group have also assisted Tianwei Yingli in procuring equipment from overseas suppliers. In 2006, Tianwei Yingli made payments to Tianwei Group of RMB 16.5 million (US$2.1 million) as deposits for Tianwei Baobian to secure letter of credit issued to certain overseas equipment suppliers. Such payments are reclassified to “construction in progress” when Tianwei Group pays the amount to the equipment suppliers on Tianwei Yingli’s behalf. The outstanding balance of such payments was RMB 8.3 million (US$1.1 million) and RMB 8.3 million (US$1.1 million) as of December 31, 2006 and March 31, 2007 respectively.
      In addition, in 2006, Tianwei Yingli borrowed RMB 20.0 million (US$2.6 million) from Baoding Yuan Sheng Investment & Development Co. Ltd., or Yuan Sheng, a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group, without interest due and any definitive terms of repayment, of which RMB 1.6 million was repaid in 2006 and the remaining RMB 18.4 million was repaid in January 2007. During the three-month period ended March 31, 2007, Tianwei Yingli borrowed and repaid RMB 25.0 million (US$3.2 million) from Yuan Sheng. During the same period, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Yuan Sheng amounting to RMB 2.0 million (US$0.3 million) to support its operations. The full amount of these loans remained outstanding as of March 31, 2007.

Certain Other Related Party Transactions
      Prior to Yingli Group’s transfer of its 51% controlling equity interest in Tianwei Yingli to us on September 5, 2006, Tianwei Yingli paid RMB 5.1 million (US$0.7 million) on our behalf for costs incurred in connection with this offering in 2006. For the three-month period ended March 31, 2007, Tianwei Yingli paid an additional RMB 9.9 million (US$1.3 million) on our behalf for costs incurred in connection with this offering. Such amount was included as deferred offering costs in our consolidated balance sheet as of December 31, 2006 and at March 31, 2007.
      In September 2005, Tianwei Yingli acquired an additional 40% of equity interest in Tibetan Yingli, an entity we account under the equity method of accounting, for a consideration of RMB 8.0 million, which remained unpaid and outstanding until December 31, 2006, when the amount was reduced to nil when Tibetan Yingli’s board approved to offset such amount against operational advances of an equivalent amount made by Tianwei Yingli to Tibetan Yingli. In 2006 and for the three-month period ended March 31, 2007, Tianwei Yingli also paid RMB 9.3 million (US$1.2 million) and RMB 2.4 million (US$0.3 million), respectively, for operating activities on behalf of Tibetan Yingli.
      Tianwei Yingli borrowed RMB 13.1 million from Tianli New Energy Resources Co., Ltd, or Tianli, a company whose shareholders include Mr. Liansheng Miao, our chairperson and chief executive officer, Mr. Xiangdong Wang, our director and vice president and Mr. Zhiheng Zhao, our vice president. This loan was unsecured, interest-free, had no definitive terms of repayment and remained outstanding as of December 31, 2006 and March 31, 2007. When Tianli dissolved in 2006, the loan from Tianli was transferred to its shareholders in proportion to their equity interest in Tianli.
      In 2005, Tianwei Yingli received advance payments for the sale of raw material inventory of RMB 3.6 million from Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a PRC company whose shareholders include Mr. Xiangdong Wang, our director and vice president. In 2005, 2006 and the three-month period ended March 31, 2007, Tianwei Yingli sold raw materials in the amount of RMB 2.0 million, RMB 0.5 million (US$64,740) and nil, respectively, to Yitongguangfu. Tianwei Yingli currently does not expect to continue to sell similar raw material to Yitongguangfu in the future. Tianwei Yingli also made prepayments of RMB 15.0 million, RMB 7.7 million (US$1.0 million) and RMB 1.8 million (US$0.2 million), respectively, in 2005, 2006 and the three-month period ended March 31, 2007 to Yitongguangfu, for the purchase of metal strips. Tianwei Yingli’s actual purchase from Yitongguangfu amounted to nil, RMB 4.2 million (US$0.5 million) and RMB 2.6 million (US$0.3 million) in 2005, 2006 and the three-month period ended March 31, 2007, respectively. The purchases related to the RMB 15.0 million of prepayment made in 2005 did not materialize and the amount was returned in full in January 2006. The outstanding balance of prepayment as of December 31, 2006 and March 31, 2007 was RMB 3.5 million (US$0.5 million) and RMB 2.7 million (US$0.3 million), respectively in purchases of metal strips. Tianwei Yingli may continue to purchase similar products from Yitongguangfu in the future. Tianwei Yingli plans to pay Yitongguangfu in cash the unpaid balance of RMB 1.1 million (US$0.1 million) in the third quarter of 2007.
      In 2005, Tianwei Yingli purchased cleaning products and miscellaneous office products and services in the amount of RMB 0.2 million from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, which was paid in full in 2006. Tianwei Yingli may continue to purchase similar products and services from Yingli Municipal in the future.
      In 2006 and the three-month period ended March 31, 2007, Tianwei Yingli purchased aluminum frames in the amount of RMB 3.2 million (US$0.4 million) and RMB 1.0 million (US$0.1 million), respectively, from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 2.4 million (US$0.3 million) and RMB 1.2 million (US$ 0.2 million) was paid in 2006 and the three-month period ended March 31, 2007, respectively. The outstanding balance of payable to Tianwei Fu Le was RMB 0.8 million (US$0.1 million) and RMB 0.6 million (US$0.1 million) as of December 31, 2006 and March 31, 2007, respectively. Tianwei Yingli may continue to purchase similar products from Tianwei Fu Le in the future.

      In 2006 and the three-month period ended March 31, 2007, Tianwei Yingli made prepayments of RMB 3.9 million (US$0.5 million) and RMB 1.9 million (US$0.2 million) to Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. Tianwei Yingli’s purchase from Maike amounted to nil, RMB 2.6 million (US$0.3 million) and RMB 1.2 million (US$0.2 million) in 2005, 2006 and the three-month period ended March 31, 2007, respectively. The outstanding balance of prepayment was RMB 1.3 million (US$0.2 million) and RMB 2.0 million (US$0.3 million) as of December 31, 2006 and March 31, 2007, respectively, for purchases of packaging materials. Tianwei Yingli may continue to purchase similar products from Maike in the future.
      Tianwei Yingli has made from time to time cash advances, free of interest and without definite terms of repayment to Mr. Liansheng Miao and other members of its and our senior management to be used for conducting its and our business activities, including airfares, lodging, meals and entertainment. These advances amounted to RMB 1.3 million, RMB 2.1 million, nil and nil, respectively, as of December 31, 2004, 2005, 2006 and March 31, 2007.
      Inceisa, a holder of our Series B preferred shares, is one of our major customers for our PV modules, sales to whom accounted for more than 10% of our net revenues in 2006.
Private Equity Investments and Other Financings

Series A Preferred Shares and Related Warrant
      On September 28, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of approximately US$17.0 million. On the same date, we also issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares at an exercise price of US$2.10 per share. TB Management has since transfer the warrant to Fairdeal Development Ltd., an affiliate of Inspiration Partners Limited. All outstanding Series A preferred shares held by Inspiration Partners Limited are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions. Fairdeal Development Ltd. exercised the warrant on May 23, 2007 to purchase 678,811 of our ordinary shares at the exercise price of US$2.10 per ordinary share. The proceeds from the issuance and sale of the Series A preferred shares were used to finance the transfer to us of the 51% equity interest in Tianwei Yingli held by Yingli Group.

Mandatory Redeemable Bonds and Mandatory Convertible Bonds
      On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power, our controlling shareholder, in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million are required to be redeemed at their principal amount upon the completion of this offering. The mandatory convertible bonds with the principal amount of US$47 million are automatically convertible into our equity interest at an aggregate value equal to the value of a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion. The net proceeds from these bonds are required to be used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13%, (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three interest payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital. Both of these bonds carry a floating interest rate tied to the British Bankers Association Interest Settlement Date plus 2.00% (up to and including August 16, 2007) or 4.00% (after August 16, 2007). Interest is payable quarterly. Under the indenture governing these bonds, we are subject to a number of covenants, such as the maintenance of certain financial ratios for quarterly periods starting the quarter ending June 30, 2007, restrictions on granting collateral, disposals of existing assets, the making of payments to shareholders and affiliates and the making of investments. We have also pledged 62.13% equity interest in Tianwei Yingli representing our then existing equity interest in Tianwei Yingli, and our other tangible and intangible assets as collateral for our obligations under these bonds.

      In connection with the issuance of these bonds, on November 13, 2006, our controlling shareholder, Yingli Power, issued to Deutsche Bank AG, Singapore Branch, floating rate notes in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The floating rate notes consist of US$55 million mandatory redeemable notes and US$30 million mandatory exchangeable notes exchangeable into equity interests in us at an aggregate value substantially equal to the value of a 3.73% equity interest in Tianwei Yingli at the time of the conversion, the terms of which (other than the allocation of the principal amounts between the redeemable and convertible or exchangeable notes) are substantially similar to the terms of the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power. Yingli Power used the proceeds from the issuance of the floating rate notes to subscribe for the mandatory redeemable bonds and the mandatory convertible bonds issued by us. Yingli Power pledged to Deutsche Bank AG, Singapore Branch all of its then existing equity interest in us and its other tangible and intangible asset as collateral for its obligations under these floating rate notes.
      The following chart depicts the schematics of the mandatory redeemable and convertible bonds issued by Yingli Green Energy to Yingli Power and the mandatory redeemable and exchangeable notes issued by Yingli Power to Deutsche Bank AG.
      These offerings were structured as a two-step transaction for a number of legal considerations and commercial arrangements between the relevant parties. The following provides further background.
      In order to facilitate the offshore listing of the business of Tianwei Yingli, Mr. Miao incorporated Yingli Green Energy in August 2006. The subsequent step was to transfer the equity interest in Tianwei Yingli held by Yingli Group, which is controlled by Mr. Miao, to Yingli Green Energy. However, under relevant PRC regulations, any cross-border transfer of equity interest ownership has to be paid in cash unless otherwise approved by several PRC governmental authorities, including the PRC Ministry of Commerce and State Administration of Foreign Exchange. Obtaining such approval is a lengthy, cumbersome and unpredictable process. Yingli Group, a PRC entity, could not make a non-cash contribution to Yingli Green Energy, an offshore entity, of Yingli Group’s equity interest in Tianwei Yingli without going through such cumbersome approval process. Therefore, in order to secure cash funding required for the transfer of Yingli Group’s equity interest in Tianwei Yingli, Yingli Green Energy engaged in a Series A preferred equity financing, the proceeds from which was US$17 million and was used for the foregoing purpose.
      However, while the Series A investor agreed to such use of proceeds as documented in the definitive agreements for the Series A preferred equity financing, the Series A investor reached an informal understanding with Mr. Miao that Yingli Green Energy would seek a third-party financing, the proceeds from which would be used to increase Yingli Green Energy’s equity interest in Tianwei Yingli by way of capital contribution. Such understanding was one of the reasons for the issuance of the notes by Yingli Power to Deutsche Bank AG. The key difference between the mandatory redeemable and convertible bonds issued by Yingli Green Energy to Yingli Power and the mandatory redeemable and exchangeable notes issued by Yingli Power to Deutsche Bank AG is the respective amounts of the two tranches. Specifically, the bonds issued to Yingli Power consist of a redeemable tranche in the principal amount of US$38 million and a convertible tranche in the principal amount of US$47 million, whereas the notes issued to Deutsche Bank AG consist of a redeemable tranche in the principal amount of US$55 million and an exchangeable tranche in the principal amount of US$30 million, which resulted in a difference of US$17 million in principal amount between the US$47 million convertible tranche of the bonds issued to Yingli Power and the US$30 million exchangeable tranche of the notes issued to Deutsche Bank AG. However, notwithstanding the difference in the underlying principal amounts, the convertible tranche of the bonds issued to Yingli Power and the exchangeable tranche of the notes issued to Deutsche Bank AG are convertible or exchangeable into the same number of Yingli Green Energy’s ordinary shares, namely, an amount that would be equivalent to a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion or exchange. Accordingly, the transaction was structured so that upon the mandatory redemption and conversion of the bonds issued by Yingli Green Energy to Yingli Power, and the mandatory redemption and exchange of the notes issued by Yingli Power to Deutsche Bank AG, Yingli Power would contribute US$17 million to Yingli Green Energy using its own funds. Yingli Power was not paid any additional consideration for the above transaction, except for the indirect benefit from Yingli Green Energy’s increasing its equity ownership in Tianwei Yingli as a result of the Series A preferred equity financing. We have been advised by Fangda Partners, our PRC counsel, that the transaction structure discussed above does not violate applicable PRC laws and regulations.

Series B Preferred Shares and Related Warrants
      During the period from December 20, 2006 through January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd., and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. Of the US$118 million proceeds, US$17 million was received as advance payments and was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) will be injected into Tianwei Yingli in the form of a direct equity contribution and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli and would be converted into equity interest in Tianwei Yingli upon completion of the relevant PRC regulatory approvals and related procedural formalities. In addition, during this period, we granted to such investors, other than the three investors who had made advance payments, warrants to purchase 2,112,057 of our ordinary shares at an exercise price of US$0.01 per share, subject to certain anti-dilution provisions. On or about March 27, 2007, we further issued to the Series B preferred shareholders (other than the three investors who had made advance payments) additional warrants with terms similar to the previously issued Series B warrants to purchase an aggregate of 688,090 of our ordinary shares in exchange for the early termination of an escrow arrangement with certain restriction, which made the release of a portion of the proceeds, in an amount of US$19.6 million, that were received from the issuance and sale of the Series B preferred shares contingent upon our obtaining the relevant PRC regulatory approvals and completion of related procedural formalities in connection with the conversion of the shareholder loan into equity interest in Tianwei Yingli. This amount of US$19.6 million was injected into Tianwei Yingli upon removal of such restriction in the form of entrusted loan from us to satisfy Tianwei Yingli’s working capital requirement. All outstanding Series B preferred shares are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions.
      All outstanding warrants issued in connection with the Series B preferred shares were exercisable into our ordinary shares after April 30, 2007 or such later date, as selected by Baytree Investments, but upon or prior to the earlier of the completion of this offering and the conversion of the shareholder loan into equity interest in Tianwei Yingli. Upon conversion of the shareholder loan, whether prior or subsequent to our initial public offering, any unexercised warrants will be automatically cancelled, and the holders of the ordinary shares into which any warrants have been exercised are obligated to return such shares to us for cancellation or pay us an amount to be mutually determined between us and such shareholder. Under an agreement dated May 21, 2007 among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments, the lead Series B preferred shareholder, all of the warrants issued to the Series B preferred shareholders were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the shareholder loan.

Capital Contributions to Tianwei Yingli
      On October 10, 2006, we amended the joint venture contract with Tianwei Baobian, holder of a minority equity interest in Tianwei Yingli, our principal operating entity, to make an equity contribution of US$17 million to Tianwei Yingli. The equity contribution was consummated on November 20, 2006, which increased our equity interest in Tianwei Yingli to 53.98% from 51%. This equity contribution was funded with advance payments in an aggregate amount of US$17 million from three of our Series B preferred shareholders described below.
      On November 13, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$62 million to Tianwei Yingli. The equity contribution was consummated on December 18, 2006 and was funded with proceeds from the issuance of the mandatory convertible bonds and the mandatory redeemable bonds. This equity contribution increased our equity interest in Tianwei Yingli to 62.13% from 53.98%.
      On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$118 million to Tianwei Yingli. Of the aggregate proceeds from the issuance and sale of the Series B preferred shares, US$17 million, which was received as advance payments, was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) will be injected into Tianwei Yingli in the form of a direct equity contribution upon the completion of relevant PRC registration procedures, and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli which will be converted into equity interest in Tianwei Yingli upon obtaining approval from the SAFE, Baoding Branch. Upon the completion of relevant PRC registration procedures for the direct equity contribution and the conversion of the shareholder loan into equity interest in Tianwei Yingli, which would result in the additional equity contribution of an aggregate amount of US$118 million to Tianwei Yingli’s registered capital, our equity interest in Tianwei Yingli would increase to 70.11% from 62.13%.

China Sunshine Warrant
      In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85,635,000 (US$11,088,021) plus accrued interest of RMB 4,281,750 (US$554,401) on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007, China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.
      The issuance of the warrant was a condition of repayment of the referenced convertible loan due to a number of legal considerations and business arrangements between relevant parties. The parties to the convertible loan understood that at the time the convertible loan was made, the lenders’ intention was to exercise the conversion right under the convertible loan for an equity interest in an offshore listing vehicle for

Tianwei Yingli to be listed on an overseas stock exchange. However, after the convertible loan was made, the parties to the loan agreement became aware of certain PRC legal and regulatory considerations which cast some uncertainties into the enforceability and legality under PRC laws of the conversion of the loan, which is RMB-denominated. Specifically, the original transaction contemplated the exercise by certain third party individuals or a PRC entity, namely FOTIC as the nominee for the third party individuals, of a conversion right under a loan agreement with another PRC entity, namely Tianwei Yingli, for an equity interest in an offshore entity that is the controlling shareholder, namely Yingli Green Energy, of the second PRC entity, namely Tianwei Yingli, which was a relatively novel arrangement in the PRC for which the parties could not find sufficient precedents or clear legal authority to establish the legality of such arrangement. Accordingly, in order to reduce the potential legal and/or regulatory uncertainties, Yingli Green Energy agreed to repay the debt and also agreed to the lenders’ designation of China Sunshine Investment Co., Ltd., an entity incorporated in the British Virgin Islands and unrelated to the lenders, as the holder of the conversion right, which in the final arrangement took the form of a warrant.
      The inclusion of the warrant as a condition to repayment of the loan also served the business interests of both Yingli Green Energy and the lenders. The arrangements that the parties agreed upon were that (i) Yingli Green Energy would repay the loan in full, including the accrued interest, (ii) Yingli Green Energy would issue a warrant to the lenders’ designated entity, China Sunshine Investment Co., Ltd., and such warrant would be exercisable into Yingli Green Energy’s equity interest that would be substantially equal to the principal amount of the loan, and (iii) to the extent China Sunshine exercises the warrant, the majority of the proceeds from the repayment would effectively be returned to Yingli Green Energy in the form of the exercise price paid by China Sunshine (which was US$4.835 per share, or the share price paid by the investors in Yingli Green Energy’s Series B preferred shares), and (iv) China Sunshine would have a reasonably short period of time (which was fixed at 45 days under the repayment agreement) to exercise the warrant. The repayment agreement dated December 29, 2006 reflected the foregoing arrangements. The above arrangement helped eliminate a potential liquidity risk associated with an immediate loan repayment for Yingli Green Energy while allowing the lenders to designate its conversion right to China Sunshine.
Employment Agreements
      We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to a severance pay of at least one month’s salary.
      Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. See “Management — Employment Agreements.”
Stock Incentive Plan
      The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. See “Management — 2006 Stock Incentive Plan.”

PRC GOVERNMENT REGULATIONS
      This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, equity joint ventures, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions, and regulations of overseas listings, may affect our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
      In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The Renewable Energy Law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.
      The law sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two regulations to implement the Renewable Energy Law. These regulations set forth specific measures for setting prices for electricity generated by solar and other renewal power generation companies and in sharing additional expenses occurred. The regulations further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and provide responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.
      China’s Ministry of Construction issued a directive in June of 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in townships. In addition, China’s State Council promulgated a directive in June of 2005, which sets forth specific measures to conserve energy resources and encourage exploration, development and use of solar energy in China’s western areas, which are not fully connected to electricity transmission grids, and other rural areas.
Environmental Regulations
      Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution.

Equity Joint Ventures
      Tianwei Yingli, as a Sino-foreign equity joint venture enterprise, is an equity joint venture subject to certain PRC laws and regulations. Equity joint ventures as a form of foreign investment permitted in China, are primarily governed by the following laws and regulations:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.
      An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of the Ministry of Commerce or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters important to the equity joint venture. Each director is appointed for a term of three years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.
      Resolutions of the board of directors of an equity joint venture involving any matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board, except that resolutions involving the following matters require a unanimous approval of all directors present in person or by proxy at the meeting of the board:

•	amendment to the articles of association of the equity joint venture;

•	merger of the equity joint venture with another entity;

•	division of the equity joint venture;

•	termination or dissolution of the equity joint venture; and

•	increase, reduction or transfer of the registered capital of the equity joint venture.
Tax
      PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Income Tax Law and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an income tax rate of 33.0% (consisting of 30.0% enterprise income tax and 3.0% local income tax). The FIE Income Tax Law and the related implementing rules provide certain favorable tax treatments to certain foreign invested enterprises. PRC domestic companies are governed by the Enterprise Income Tax Provisional Regulations of the PRC and are generally subject to an enterprise income tax rate of 33.0%, although those enterprises that qualify as “high and new technology enterprises” and are registered and operate in “national high-tech zones” are entitled to a preferential income tax rate of 15.0%.
      On March 16, 2007, the PRC Enterprise Income Tax Law was enacted, and will become effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC are scheduled to expire. The PRC Enterprise Income Tax Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the current tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. However, any enterprises established before the promulgation of the PRC Enterprise Income Tax Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of tax losses, it shall be deemed to commence in 2008.
      Under the PRC Enterprise Income Tax Law, “high and new technology enterprises strongly supported by the State” would be entitled to a preferential tax rate of 15%, but the PRC Income Tax Law does not define

“high and new technology enterprises strongly supported by the State”. Unlike the FIE Income Tax Law, the PRC Enterprise Income Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and does not specifically exempt withholding tax on dividend payable to foreign investors. Although the PRC Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published.
      Under the PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the PRC Enterprise Income Tax Law does not define the term “de facto management bodies”. Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, Yingli Green Energy may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income.
      Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualifies as a “high and new technology enterprise” under the FIE Income Tax Law and as a result has been entitled to a preferential income tax rate of 15.0% through 2007. In accordance with the FIE Income Tax Law and the related implementing rules, as a foreign invested enterprise primarily engaged in manufacturing, Tianwei Yingli is entitled to a two-year exemption from the 15.0% enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are currently expected to be 2007 and 2008 for purposes of relevant PRC tax regulations. Tianwei Yingli will thereafter be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, or until 2011. Yingli Green Energy would also be exempted from the withholding tax on dividends it receives from Tianwei Yingli.
      Under the PRC Enterprise Income Tax Law , Tianwei Yingli will continue to be entitled to the two-year exemption and three-year half reduction preferential treatment for the period from 2007 to 2011 or 2008 to 2012 if it fails to record profits for the year of 2007; therefore, it will be exempted from the enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are currently expected to be 2007 and 2008. If Tianwei Yingli qualifies as a “high and new technology enterprises strongly supported by the State” under the PRC Enterprise Income Tax Law, it will be entitled to a preferential income tax rate of 7.5% from 2009 until 2011 and the preferential income tax rate of 15% will be applicable to Tianwei Yingli starting from 2012. If Tianwei Yingli fails to qualify as a “high and new technology enterprises strongly supported by the State” under the PRC Enterprise Income Tax Law, it will be entitled to a preferential income tax rate of 12.5% from 2009 until 2011 and the standard tax rate of 25% will be applicable to Tianwei Yingli starting from 2012. For risks and uncertainties related to the PRC Enterprise Income Tax Law, see “Risk Factors  — A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiary in China, which could have a material adverse effect on our results of operations.”
      Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax at a rate of 17.0% of the gross sales proceeds received, less any deductible value added tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a portion of or all the refund of value added tax that it has already paid or borne. Tianwei Yingli’s imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value added tax.

Foreign Currency Exchange
      Foreign currency exchange in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).
      Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of, and/or the registration with, the PRC State Administration of Foreign Exchange, or SAFE or its local branches.
      Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the National Reform and Development Commission or their local counterparts.
      Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain the SAFE approval. The SAFE and its local branches have broad discretion as to whether to issue the SAFE approval.
Dividend Distribution
      The principal regulations governing distribution of dividends paid by Sino-foreign equity joint venture enterprises include:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.
      Under these regulations, Sino-foreign equity joint venture enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends.
Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
      In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.
      Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.
      Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.
Regulation of Overseas Listings
      On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
      On September 21, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would probably take several months to complete the approval process if a waiver is not available.
      The application of this new PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.
      Our PRC counsel, Fangda Partners, has advised us the following, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	The CSRC has jurisdiction over our offering;

•	Given that we have completed the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group before September 8, 2006, the date on which the new regulation became effective, it is not necessary for us to submit an application to the CSRC to obtain its approval of the listing and subsequent trading of our ADSs on the NYSE; and

•	If an application for CSRC approval is required from us, we have a justifiable basis to request a waiver from the CSRC, if and when such procedures are established to obtain such a waiver.

      A copy of Fangda Partners’ legal opinion regarding this new PRC regulation is filed as an exhibit to our registration statement on Form F-1, which is available at the SEC’s website at www.sec.gov.
      See “Risk Factors — Risks Related to Doing Business in China — Our failure to obtain the prior approval of the China Securities Regulatory Commission of the listing and trading of our ADSs on the NYSE could significantly delay this offering or could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

DESCRIPTION OF SHARE CAPITAL
      We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
      As of the date of this prospectus, our authorized share capital consists of 967,513,542 ordinary shares, with a par value of US$0.01 each, 8,081,081 Series A preferred shares, with a par value of US$0.01 each, and 24,405,377 Series B preferred shares, with a par value of US$0.01 each. As of the date hereof, there are 64,489,312 ordinary shares (including 2,621,060 restricted shares issued under our 2006 stock incentive plan), 8,081,081 Series A preferred shares and 24,405,377 Series B preferred shares issued and outstanding. As of the date hereof, four investors in the United States held, in the aggregate, 2,895,553 Series B preferred shares.
      Our amended and restated memorandum and articles of association will become effective upon completion of this offering. Upon completion of this offering, our authorized share capital will consist of 1,000,000,000 shares, with a par value of US$0.01 each and there will be 126,923,609 ordinary shares issued and outstanding (excluding 2,621,060 restricted shares issued under our 2006 stock incentive plan). The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Meetings
      An annual general meeting and any extraordinary general meeting is required to be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all our shareholders other than such as, under the provisions of our articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors.
      Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all our shareholders entitled to attend and vote at the meeting; (ii) in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.
      No business other than the appointment of a chairperson shall be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairperson of the meeting. If present, the chairperson of our board of directors will be the chairperson presiding at any shareholders’ meeting.
      Two of our shareholders present in person or by proxy or corporate representative representing not less than one-third in nominal value of our total issued voting shares shall be a quorum.
      A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.
      The quorum for a separate general meeting of the holders of a separate class of shares is described in “ — Modification of Rights” below.
Voting Rights Attaching to the Shares
      At any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each share which such shareholder is the holder. Our board of directors may issue shares with or have attached thereto such rights or restrictions whether in regard to dividend, voting, redemption privileges or otherwise.
      Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “ — Alteration of Capital.” A special resolution is required for matters such as a change of name. See “ — Modification of Rights.”
      No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.
      If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)).
Protection of Minorities
      The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.
      Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.
      Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.
      The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is beyond the power of a company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.
Pre-emption Rights
      There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.
Liquidation Rights
      Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed at equal ranking among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of liquidation.

      If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any assets, shares or other securities upon which there is a liability.
Modification of Rights
      Except with respect to alteration of share capital as described below, alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.
      Subject to the Companies Law of the Cayman Islands and our amended and restated articles of association, any shares of a class may be issued with or attached with special rights or restrictions, including the right to be redeemed at the option of us or the holder of such shares as the board may determine; provided that once the shares of such class are issued, any variation of rights or restrictions applicable to the shares of such class will require a special resolution of not less that two-thirds of the votes cast by holders of the shares of such class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that (i) the quorum shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class; (ii) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder; and (iii) any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.
      The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.
Alteration of Capital
      We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to these shares any preferential or special rights, privileges or restrictions, provided that after the shareholders authorize a class of shares without any special rights, privileges or restrictions, our board of directors may, without further resolution of the shareholders, issue shares of such class and attach such rights, privileges or restrictions, and following such issuance of the shares of such class, a two-thirds vote of such class of shares will be required to further vary the special rights, privileges or restrictions attached to such class of shares;

•	sub-divide our shares into shares of smaller amount than is fixed by our memorandum and articles of association, subject to the Companies Law and may determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division; and

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

      We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, or any capital redemption reserve in any manner authorized by law.
Transfer of Shares
      Subject to such of the restrictions of our amended and restated articles of association, any of our shareholder may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by the NYSE or in any other form which the directors may approve. Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with us accompanied by the certificate for the ordinary shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	a fee, if any, of such maximum sum as the NYSE may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.
      If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
      The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by other means in accordance with the requirements of the NYSE, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.
Share Repurchase
      We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NYSE or by any other recognized stock exchange on which our securities are listed.
Dividends
      Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.
      Except in so far as the rights attaching to or the terms of issue of, any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.
      Our directors may also pay any dividend which is payable on any shares semi-annually or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

      Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.
      No dividend or other monies payable by us on or in respect of any share shall bear interest against us.
      In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that; (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.
      Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.
      All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.
      Whenever our directors or the shareholders in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular our directors may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to the directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.
Untraceable Shareholders
      We are entitled to sell any share of a shareholder who is untraceable, provided that:

(i)	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in paragraph (3) below;

(ii)	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(iii)	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and NYSE has been notified of such intention.

      The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.
Board of Directors
     General
      We are managed by a board of directors which must consist of not less than two members. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors. The directors may at any time appoint any person as a director to fill a vacancy or as an addition to the existing board, but any director so appointed by the board of directors shall hold office only until the next following annual general meeting of our Company and shall then be eligible for re-election. Other than the chairperson of our board who is not required to retire, one-third of the rest of our directors who were appointed by shareholders at a general meeting are subject to retirement from office by rotation at each general meeting. All our directors who were appointed by our board must retire at the next annual general meeting. Retiring directors are eligible for re-election.
      Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.
      A meeting of the board of directors will be competent to make lawful and binding decisions if any two shareholders of the board of directors are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.
      Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the chairperson of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.
     Borrowing powers
      Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Inspection of Books and Records
      Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Exempted Company
      We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.
      “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on our shares. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules, in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our proposed amended and restated articles of association, which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — Risks Related to Our ADSs and This Offering.”
Differences in Corporate Law
      The Companies Law is modeled after similar law in England but does not necessarily always follow recent changes in English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements
      Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the Company is not proposing to act illegally or beyond its power and the statutory provisions as to the due majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on minority.”
      When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits
      We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would likely be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or beyond its power;

•	the act complained of, although not beyond the power of the company, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, permit indemnification of officers, directors and auditors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers or auditors. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Amended and Restated Memorandum and Articles of Association
      Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals. We plan to adopt an amended memorandum and articles of incorporation, to be effective immediately prior to this offering, which provides for, among others, a staggered board, blank check preferred stock and provisions that restrict the rights of shareholders to call shareholders’ meetings and eliminate their right to act by written consent.

Directors’ Fiduciary Duties
      Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
      Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.
      In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder Action by Written Consent
      Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Shareholder Proposals
      Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
      The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than 50% of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting
      Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the Cayman Islands law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a Company, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors
      Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed, by way of ordinary resolution of the shareholders.

Transactions with Interested Shareholders
      The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
      A Cayman company may enter into some business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without prior approval from the shareholders.

Sale of Assets
      Contrary to the general practice in most corporations incorporated in the United States, Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets.

Dissolution; Winding up
      Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares
      Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated articles of association provides that, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents
      Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated

memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting.

Rights of Non-resident or Foreign Shareholders
      There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
      The following is a summary of our securities issuances during the past three years. See also “Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”
     Ordinary Shares
      On August 7, 2006, we issued a total of 50,000,000 ordinary shares to Yingli Power in connection with our incorporation for an aggregate subscription amount of US$500,000. On September 25, 2006, we issued an additional 9,800,000 ordinary shares to Yingli Power as our sole shareholder for an aggregate subscription amount of US$100,000.
     Series A Preferred Shares and a Warrant
      On September 29, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of US$17.0 million, or at US$2.10 per share. On September 28, 2006, we also issued to TB Management Ltd., affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares for no consideration, which was subsequently transferred to its affiliate, Fairdeal Development Ltd., and which was exercised on May 23, 2007. The proceeds from the issuance of the Series A preferred shares and the warrant were used to finance the transfer of the 51% equity interest in Tianwei Yingli that was held by Yingli Group to us.
     Series B Preferred Shares and Warrants
      During the period from December 20, 2006 to January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd., and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. In addition, during the same period, we granted to such investors, other than the three investors who had made advance payments, warrants to purchase an aggregate of 2,112,057 of our ordinary shares at an exercise price of US$0.01 per share. In addition, on or about March 27, 2007, we further issued to the Series B preferred shareholders (other than the three investors who had made advance payments) additional warrants with terms similar to the previously issued Series B warrants to purchase an aggregate of 688,090 of our ordinary shares in exchange for the early termination of an escrow arrangement with certain restriction, which made the release of a portion of the proceeds in an amount of US$19.6 million, that were received from the issuance and sale of the Series B preferred shares contingent upon our obtaining the relevant PRC regulatory approvals and completion of related procedural formalities in connection with the conversion of the shareholder loan into equity interest in Tianwei Yingli. Under an agreement dated May 21, 2007 among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments, the lead Series B preferred shareholder, all of the warrants issued to the Series B preferred shareholders were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the shareholder loan. This amount of US$19.6 million was injected into Tianwei Yingli upon removal of such restriction in the form of entrusted loan from us to satisfy Tianwei Yingli’s working capital requirement. Of US$118 million in aggregate proceeds, US$17 million, which was received as advance payments for the purchase of Series B preferred shares from us, was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) will be injected into Tianwei Yingli in the form of a direct equity contribution upon completion of relevant PRC registration procedures, and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli which will be converted into equity interest in Tianwei Yingli upon obtaining the approval from the SAFE, Baoding Branch. Upon the completion of relevant PRC registration procedures for the direct equity contribution and obtaining the approval from the SAFE, Baoding Branch for the conversion of the shareholder loan into an equity interest in Tianwei Yingli, which would result in the additional equity contribution of an aggregate amount of US$118 million to Tianwei Yingli’s registered capital, our equity interest in Tianwei Yingli would increase to 70.11% from 62.13%.
     Mandatory Convertible Bonds payable to Yingli Power and Mandatory Redeemable Bonds payable to Yingli Power
      On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million are required to be redeemed at their principal amount upon the completion of this offering. The mandatory convertible bonds with the principal amount of US$47 million are required to be converted into equity interests in us at an aggregate value equal to the value of a 3.73% equity interest in Tianwei Yingli upon the completion of this offering. The net proceeds from these bonds must be used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13% (which event occured on December 18, 2006), (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital.
      On December 29, 2006, we issued to China Sunshine Investment Co., Ltd., an investment holding company established in the British Virgin Islands, a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share in connection with the repayment and termination of a convertible loan made to Tianwei Yingli on May 17, 2006. China Sunshine Investment Co. Ltd. exercised this warrant in full on February 6, 2007.

Share Options and Restricted Shares
      We adopted the 2006 stock incentive plan in December 2006. We granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers of us in December 2006. In January and April 2007, we granted to DBS Trustees Limited an aggregate of 2,621,060 restricted shares to be held in trust for the benefit of 70 trust participants consisting of nine directors and executive officers of us and Tianwei Yingli and 61 other employees of us and Tianwei Yingli. In May 2007, we granted options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee, subject to the completion of this offering. As of the date of this prospectus, options to purchase 610,929 ordinary shares of our company were outstanding. See “Management — 2006 Stock Incentive Plan.”
Registration Rights
      Under the terms of an amended shareholders agreement with our Series A and Series B preferred shareholders, at any time six months after the closing of our initial public offering, any shareholder(s) holding of record at least 33% of registrable securities then outstanding may, on three occasions only, request us to effect the registration, on a form other than Form F-3, of all or part of the registrable securities then outstanding. Registrable securities are ordinary shares issued or issuable to the holders of our preferred shares or their respective transferees or the holders or transferees of the warrants issued by us.

      In addition, upon our company becoming eligible for using Form F-3, any holder of registrable securities may request us to effect a registration statement on Form F-3 for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least US$5.0 million and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than one such registration in any 12-month period. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.
      Holders of registrable securities also have “piggyback” registration rights, which may request us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares. If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 35% of the aggregate securities included in such offering. However, the terms of the amended shareholders agreement do not provide for any specific damage, payment or transfer any other consideration to the Series A and B preferred shareholders in the event of non-performance to effect a registration statement.
      We are generally required to bear all of the registration expenses incurred in connection with three demand registrations, unlimited Form F-3 and piggyback registrations, except underwriting discounts and commissions.
      Holders of our warrants are also entitled to the same registration rights as described above with respect to the ordinary shares into which their warrants are exercisable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
      JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004. J.P. Morgan Securities Ltd., one of our Series B preferred shareholders, is an affiliate of the depositary.
      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.
      The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public reference room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.
Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?
      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
      If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?
      The depositary will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?
      When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
      The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?
      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications

Will you be able to view our reports?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.
      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.
Fees and Expenses

What fees and expenses will you be responsible for paying?
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.04 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year (with the aggregate of such fees not to exceed the amount set forth above) and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
      Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees owing by such holder for those services and any other unpaid fees are paid.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.
If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
      Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.
      The deposit agreement expressly limits the obligations and liability of the depositary, us and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.
      The depositary may own and deal in deposited securities and in ADSs.
Disclosure of Interest in ADSs
      To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Requirements for Depositary Actions
      We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.
Books of Depositary
      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs
      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.
In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.
Appointment
      In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have 29,000,000 outstanding ADSs representing approximately 22.8% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements
      Each of the selling shareholders, our directors, executive officers and substantially all of our other existing shareholders (except Deutsche Bank AG and the underlying investors of the mandatory exchangeable notes) has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
      In addition, certain of our option holders have agreed with us that the ordinary shares they receive when they exercise their share options will be subject to the foregoing restrictions related to our selling shareholders, directors, executive officers and our other existing shareholders until the later of (i) December 28, 2007, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day restricted period.
      The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we release an earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the release of the earnings results or the occurrence of the material news or material event, as applicable, unless, with respect to the restricted period applicable to us and our selling shareholders, directors, executive officers and our other existing shareholders, such extension is waived by the sole global coordinator for this offering.

Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately 1.3 million ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the NYSE during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.
      Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights
      Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
      The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
      We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

(a)	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations:

(b)	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.
      The undertaking that we have obtained is for a period of 20 years from August 15, 2006.
United States Federal Income Taxation
      The following discussion, to the extent it states matters of law or legal conclusions, and subject to the qualifications herein, constitutes the opinion of Simpson Thacher & Bartlett LLP, our special U.S. counsel, on the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that acquire their ADSs or ordinary shares in the offering, that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this Prospectus and on U.S. Treasury regulations in effect, as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	dealers in securities or currencies;

•	U.S. expatriates;

•	traders in securities that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a hedging, conversion or integrated transaction, a constructive sale or a straddle;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes; or

•	persons whose “functional currency” is not the U.S. dollar.
      THIS SUMMARY DOES NOT CONTAIN A DETAILED DESCRIPTION OF ALL THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND DOES NOT ADDRESS THE EFFECTS OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
      The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your tax advisors.
      The discussion below assumes that the representations made by the depositary to us in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to United States federal income tax.
      The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions (such as a disposition of underlying securities) that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in“— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” below, could be affected by actions taken by parties through whom the ADSs are released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
      Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be taxable as dividends and will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.
      With respect to non-corporate United States investors, certain dividends received in a taxable year beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs will, upon listing on the NYSE, but not our ordinary shares, be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of Shares
      For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Such gain or loss generally will be capital gain or loss. Capital gains of individuals that are recognized in taxable years beginning before January 1, 2011 are generally taxed at a maximum rate of 15% when the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company
      We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, and we expect to operate in such a manner so as not to become a PFIC, although there can be no assurance in this regard. However, because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of gross income that we earn, this determination is beyond the scope of legal counsel’s role, and our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding
      Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING
      We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and UBS AG are the representatives of the underwriters. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and UBS AG’s address is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Underwriters	Number of ADSs

Goldman Sachs (Asia) L.L.C.
UBS AG
Piper Jaffray & Co.
CIBC World Markets Corp.

Total	29,000,000

      The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
      If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to purchase up to an additional 4,350,000 ADSs from certain selling shareholders. They may exercise that option for 30 days after the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
      The following table shows the per ADS and total underwriting discount to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 4,350,000 additional ADSs.
Paid by Us

	No exercise	Full exercise

Per ADS	US$	US$
Total	US$	US$
Paid by the Selling Shareholders

	No exercise	Full exercise

Per ADS	US$	US$
Total	US$	US$
      Total underwriting discount to be paid to the underwriters represent 6% of the total amount of the offering.
      ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                     per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$                     per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      We and the selling shareholders have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering. All fees and expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively, unless otherwise agreed upon between us and any of the selling shareholders.

      Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. UBS AG is expected to make offers and sales in the United States through its SEC-registered broker-dealer affiliate selling agent, UBS Securities, LLC.
      The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.
      We have agreed with the underwriters that we will not, without the prior consent of the sole global coordinator for this offering, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries or controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of our directors and executive officers and substantially all of our shareholders (except Deutsche Bank AG and the underlying investors of the mandatory exchangeable notes), including each of the selling shareholders, have agreed to enter into a substantially similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares, subject to customary exceptions such as (i) a bona fide gift by an individual to a donee and (ii) sales or transfers among affiliates, provided that such transfer is not a disposition for value and that such transferee agrees to be bound in writing by the restrictions to which the transferor is subject. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee share incentive plan existing on the date of this prospectus of which the underwriters have been advised in writing and is described in this prospectus.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release our earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable.
      At our request, the underwriters have reserved up to four percent of the ADSs being offered, at the initial public offering price, through a directed share program to persons that we believe have contributed to our growth, including members of our management, friends and family members of our management, our employees, directors, affiliates and strategic partners, and employees of our affiliates and strategic partners. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent that the reserved shares are purchased in the directed share program. Any reserved shares not purchased through the directed share program will be offered to the general public on the same basis as the other shares offered hereby.
      Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      Our application to list the ADSs offered in this offering on the New York Stock Exchange under the symbol “YGE” has been approved.
      In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us and the selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us. All applicable provisions of FSMA have been complied with and will be complied with in respect of anything done in relation to the ADSs in, from or otherwise involving the United Kingdom.
      In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.
      The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
      This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.
      No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
      A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.
      We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
      This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.
      Some of the underwriters and their affiliates have provided investment banking and other services to us, and may in the future provide investment banking and other services to us for which they will receive customary fees and commissions. In particular, Goldman Sachs (Asia) L.L.C., the sole global coordinator and one of the joint bookrunners for this offering, provided assistances and services to us in connection with the private placements of the Series A preferred Shares, the Series B preferred shares, related warrants, the mandatory convertible bonds and the mandatory redeemable bonds. In addition, UBS AG, the other joint bookrunner for this offering, provided assistances and services to us in connection with the private placement of the Series A preferred shares. We did not provide these underwriters with any additional or separate compensation for such assistances or services and these underwriters will receive as their compensation only the underwriting discount to be paid to them in connection with this offering.

EXPENSES RELATED TO THIS OFFERING
      Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	13,310
New York Stock Exchange listing fee		150,000
National Association of Securities Dealers, Inc. filing fee		43,855
Printing and engraving expenses		500,000
Legal fees and expenses		6,200,000
Accounting fees and expenses		2,300,000
Miscellaneous		750,000

Total	US$	9,957,165

LEGAL MATTERS
      The validity of the ADSs and certain other legal matters as to the United States federal law and New York State law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Sullivan & Cromwell LLP with respect to legal matters of United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Commerce & Finance Law Office. Simpson Thacher & Bartlett LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon Commerce & Finance Law Office with respect to matters governed by PRC law.
EXPERTS
      The consolidated financial statements of Yingli Green Energy Holding Company Limited as of December 31, 2006, and the related consolidated statements of income, shareholder’s equity and comprehensive income and cash flows for the period from August 7, 2006 through December 31, 2006, and the consolidated financial statements of Baoding Tianwei Yingli New Energy Resources Co., Ltd. as of December 31, 2004 and 2005 and September 4, 2006, and the related consolidated statements of income, owners’ equity and cash flows for each of the years in the two-year period ended December 31, 2005 and for the period from January 1, 2006 through September 4, 2006, have been included in this registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements of Yingli Green Energy Holding Company Limited as of December 31, 2006 and for the period from August 7, 2006 through December 31, 2006 contains an explanatory paragraph that states that Yingli Green Energy Holding Company Limited obtained additional short-term bank borrowings and engaged in other financing transactions subsequent to December 31, 2006, which had an impact on its financial position. The office of KPMG is located at, 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong Special Administrative Region, People’s Republic of China.
      The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited consolidated financial statements beginning on page F-1, to the extent they relate to the determination of the fair values of our ordinary shares, preferred shares, warrants and stock options, have been reviewed and confirmed by American Appraisal China Limited, an independent third-party valuation firm, as an expert on such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of American Appraisal China Limited are located at 15th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.
      Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee from the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.
      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Page

Yingli Green Energy Holding Company Limited and Subsidiary
Baoding Tianwei Yingli New Energy Resources Co., Ltd and Subsidiary
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005, September 4, 2006 and December 31, 2006	F-3
 Consolidated Statements of Income for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006
F-6
Consolidated Statements of Owners’ Equity for the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through September 4, 2006	F-9
Consolidated Statement of Shareholder’s Equity and Comprehensive Income for the period from August 7, 2006 (date of inception) through December 31, 2006	F-10
 Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005, the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006
F-11
Notes to Consolidated Financial Statements	F-14
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007	F-56
Unaudited Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2006 and 2007	F-57
Unaudited Condensed Consolidated Statement of Shareholders’ Equity and Comprehensive Income for the three-month period ended March 31, 2007	F-58
Unaudited Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2006 and 2007	F-59
Notes to Unaudited Condensed Consolidated Financial Statements	F-62

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited and Subsidiary:
      We have audited the accompanying consolidated balance sheet of Yingli Green Energy Holding Company Limited and its subsidiary as of December 31, 2006 and the related consolidated statements of income, shareholder’s equity and comprehensive income, and cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006. We have also audited the consolidated balance sheets of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its subsidiary (the “Predecessor”) as of December 31, 2004, December 31, 2005 and September 4, 2006 and the related consolidated statements of income, owners’ equity, and cash flows for the years ended December 31, 2004 and 2005, and for the period from January 1, 2006 through September 4, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and its subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the consolidated financial statements of the Predecessor referred to above present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2004, December 31, 2005 and September 4, 2006, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2005, and for the period from January 1, 2006 through September 4, 2006, in conformity with U.S generally accepted accounting principles.
      As described in Note 25, the Company obtained additional short-term bank borrowings and engaged in other financing transactions subsequent to December 31, 2006, which had an impact on the Company’s financial position.
      The accompanying consolidated financial statements as of December 31, 2006 and for the period from January 1, 2006 through September 4, 2006 and for the period from August 7, 2006 (date of inception) through December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
March 30, 2007, except as to paragraph (e) of Note 25,
which is as of April 26, 2007 and as to paragraphs (f) and (g) of Note 25, which are as of June 3, 2007

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Balance Sheets

		Predecessor

		December 31,	December 31,	September 4,
		2004	2005	2006	December 31, 2006

	Note	RMB	RMB	RMB	RMB	US$

ASSETS
Current assets
Cash		21,739,108	14,864,672	86,970,169	78,454,551	10,158,296
Restricted cash	(2)	726,733	14,870,469	8,862,462	321,780,307	41,664,117
Accounts receivable, net	(2)(3)	6,120,258	40,505,351	54,117,585	281,920,557	36,503,076
Inventories	(2)(4)	17,498,939	106,566,171	659,668,151	811,745,634	105,104,831
Prepayments to suppliers	(2)	12,616,525	123,451,683	349,735,412	134,823,298	17,456,922
Prepaid expenses and other current assets	(5)	1,984,971	5,119,476	30,396,933	80,413,387	10,411,926
Deferred income taxes	(15)	452,709	4,024,586	5,411,959	3,589,705	464,795
Due from related parties	(20)	1,297,803	25,969,927	77,183,920	13,157,752	1,703,666

Total current assets		62,437,046	335,372,335	1,272,346,591	1,725,885,191	223,467,629

Prepayments to supplier	(2)	—	—	—	226,273,660	29,297,915
Due from related parties, excluding current portion	(20)	8,446,964	—	—	—	—
Property, plant and equipment, net	(6)	120,979,568	341,814,231	409,309,747	583,498,389	75,551,377
Land use rights	(7)	8,022,225	14,778,469	90,215,626	53,861,983	6,974,050
Intangible assets, net	(23)	375,000	285,000	—	206,937,654	26,794,289
Goodwill	(23)	—	—	—	3,984,994	515,977
Investment in and advances to an affiliate	(9)	3,815,072	12,525,203	15,662,737	13,019,022	1,685,703

Total assets		204,075,875	704,775,238	1,787,534,701	2,813,460,893	364,286,940

See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Consolidated Balance Sheets — (Continued)

		Predecessor

		December 31,	December 31,	September 4,
		2004	2005	2006	December 31, 2006

	Note	RMB	RMB	RMB	RMB	US$

LIABILITIES, MINORITY INTEREST, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND OWNERS’/SHAREHOLDER’S EQUITY
Current liabilities
Short-term borrowings	(10)	92,000,000	346,757,146	856,453,888	267,286,306	34,608,233
Borrowings from related parties	(20)	8,100,000	100,350,000	21,800,000	31,849,352	4,123,854
Convertible loan	(11)	—	—	85,635,000	—	—
Accounts payable		14,514,442	32,800,661	131,690,224	123,224,685	15,955,133
Other current liabilities and accrued expenses	(12)	12,205,920	29,824,340	141,110,340	85,777,068	11,106,416
Advances from customers	(3)	1,883,464	27,874,404	174,681,305	113,637,769	14,713,819
Dividends payable	(1)		—	10,956,000	10,956,000	1,418,583
Income taxes payable	(15)	3,865,860	19,064,411	41,918,769	33,518,114	4,339,926
Other amounts due to related parties	(20)	—	9,800,000	9,150,000	1,991,793	257,897

Total current liabilities		132,569,686	566,470,962	1,473,395,526	668,241,087	86,523,861

Deferred income taxes	(15)	266,179	1,146,125	1,300,224	15,996,845	2,071,272
Mandatory convertible bonds payable to Yingli Power	(13)	—	—	—	362,530,181	46,940,411
Mandatory redeemable bonds payable to Yingli Power	(13)	—	—	—	293,109,511	37,951,822

Total liabilities		132,835,865	567,617,087	1,474,695,750	1,339,877,624	173,487,366
Minority interest		605,554	569,349	983,052	387,715,972	50,201,467
Series A redeemable convertible preferred shares — US$0.01 par value; 8,081,081 shares authorized, issued and outstanding as of December 31, 2006 (redemption value of US$23,133,600)	(17)	—	—	—	134,501,664	17,415,277
See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Balance Sheets — (Continued)

		Predecessor

		December 31,	December 31,	September 4,
		2004	2005	2006	December 31, 2006

	Note	RMB	RMB	RMB	RMB	US$

Series B redeemable convertible preferred shares — US$0.01 par value; 24,405,377 shares authorized, 23,474,663 issued and outstanding as of December 31, 2006 (redemption value of US$154,360,000)	(17)	—	—	—	882,835,869	114,309,596
Commitments and contingencies	(21)
Owners’ Equity — Predecessor
Registered capital		75,000,000	75,000,000	100,000,000
Capital surplus		—	—	7,466,400
Subscription receivable	(20)	(5,000,000)	(5,000,000)	—
Statutory reserves	(2)	1,655,719	14,376,864	14,376,864
Retained earnings (Accumulated deficit)		(1,021,263)	52,211,938	190,012,635

Total owners’ equity		70,634,456	136,588,802	311,855,899

Total liabilities, minority interest and owners’ equity		204,075,875	704,775,238	1,787,534,701

Shareholder’s Equity
Ordinary shares — US$0.01 par value; 967,513,542 shares authorized and 59,800,000 shares issued and outstanding as of December 31, 2006	(18)				4,744,652	614,337
Additional paid-in capital					35,342,380	4,576,132
Accumulated other comprehensive income					5,394,953	698,538
Retained earnings	(2)				23,047,779	2,984,227

Total shareholder’s equity					68,529,764	8,873,234

Total liabilities, minority interest, redeemable convertible preferred shares and shareholder’s equity					2,813,460,893	364,286,940

See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Consolidated Statements of Income

		Predecessor

		Years Ended December 31				August 7, 2006 (date of
				From January 1, 2006 to		inception) to December 31,
	Note	2004	2005	September 4, 2006		2006

		RMB	RMB	RMB	US$	RMB	US$
Net revenues
Sales of PV modules		108,784,493	334,013,005	856,498,709	110,899,460	674,085,932	87,280,652
Sales of PV systems		8,794,592	8,091,583	905,380	117,229	14,322,384	1,854,462
Other revenues		2,903,535	19,689,746	26,584,402	3,442,148	66,384,442	8,595,459

Total net revenues		120,482,620	361,794,334	883,988,491	114,458,837	754,792,758	97,730,573
Cost of revenues
Cost of PV modules sales		86,502,259	233,194,076	586,196,322	75,900,705	514,175,746	66,575,480
Cost of PV systems sales		6,632,816	6,292,459	1,012,375	131,082	9,926,652	1,285,303
Cost of other revenues		2,167,475	14,117,548	24,427,556	3,162,880	50,744,837	6,570,442

Total cost of revenues		95,302,550	253,604,083	611,636,253	79,194,667	574,847,235	74,431,225

Gross profit		25,180,070	108,190,251	272,352,238	35,264,170	179,945,523	23,299,348
Selling expenses		1,026,813	3,546,457	9,589,913	1,241,702	5,869,385	759,968
General and administrative expenses		7,458,727	19,178,256	24,465,607	3,167,807	22,317,341	2,889,650
Research and development expenses		2,950,559	1,790,719	3,665,220	474,573	19,470,861	2,521,087

Total operating expenses		11,436,099	24,515,432	37,720,740	4,884,082	47,657,587	6,170,705

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Consolidated Statement of Income — (Continued)

		Predecessor

		Years Ended December 31				August 7, 2006 (date of
				From January 1, 2006 to		inception) to December 31,
	Note	2004	2005	September 4, 2006		2006

		RMB	RMB	RMB	US$	RMB	US$
Income from operations		13,743,971	83,674,819	234,631,498	30,380,088	132,287,936	17,128,643
Other income (expense):
Equity in loss of an affiliate	(8)	(184,928)	(370,859)	(609,601)	(78,931)	(215,590)	(27,915)
Interest expense	(6)	(6,410,576)	(5,278,418)	(22,441,164)	(2,905,682)	(25,788,959)	(3,339,155)
Interest income		86,520	275,139	518,291	67,108	588,012	76,136
Foreign currency exchange loss		(581)	(1,811,610)	(3,406,242)	(441,040)	(4,692,779)	(607,621)
Gain (loss) on debt extinguishment	(10)(11)	—	2,164,688	—	—	(3,908,381)	(506,057)

Income before income taxes and minority interest		7,234,406	78,653,759	208,692,782	27,021,543	98,270,239	12,724,031
Income tax expense	(15)	(1,221,172)	(12,735,618)	(22,545,982)	(2,919,254)	(22,968,086)	(2,973,908)

Income before minority interest		6,013,234	65,918,141	186,146,800	24,102,289	75,302,153	9,750,123
Minority interest		75,695	36,205	76,297	9,879	(45,285,471)	(5,863,563)

Net income		6,088,929	65,954,346	186,223,097	24,112,168	30,016,682	3,886,560

See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Consolidated Statement of Income — (Continued)

		August 7, 2006 (date of inception)
	Note	to December 31, 2006

		RMB	US$
Accretion of Series A and Series B redeemable convertible preferred shares to redemption value	(17)	(6,968,903)	(902,334)

Net income applicable to ordinary shareholder		23,047,779	2,984,227

Basic earnings per share applicable to ordinary shareholder	(19)	0.36	0.05

Diluted earnings per share applicable to ordinary shareholder	(19)	0.36	0.05

Pro forma basic earnings per share (unaudited)	(26)	0.40	0.05

Pro forma diluted earnings per share (unaudited)	(26)	0.40	0.05

See accompanying notes to these consolidated financial statements

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Statements of Owners’ Equity
For the Years ended December 31, 2004 and 2005 and
the period January 1, 2006 to September 4, 2006

		Predecessor

		Registered	Subscription	Capital	Statutory	Retained
	Note	Capital	Receivable	Surplus	Reserves	Earnings	Total

		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004		75,000,000	(5,000,000)	—	379,930	(5,834,403)	64,545,527
Net income		—	—	—	—	6,088,929	6,088,929
Appropriation to statutory reserves		—	—	—	1,275,789	(1,275,789)	—

Balance as of December 31, 2004		75,000,000	(5,000,000)		1,655,719	(1,021,263)	70,634,456
Net income		—	—	—	—	65,954,346	65,954,346
Appropriation to statutory reserves		—	—	—	12,721,145	(12,721,145)	—

Balance as of December 31, 2005		75,000,000	(5,000,000)	—	14,376,864	52,211,938	136,588,802
Net income		—	—	—	—	186,223,097	186,223,097
Owner’s equity recapitalization	(1)	25,000,000	—	7,466,400	—	(43,422,400)	(10,956,000)
Dividend declared	(20)	—	5,000,000	—	—	(5,000,000)	—

Balance as of September 4, 2006		100,000,000	—	7,466,400	14,376,864	190,012,635	311,855,899

See accompanying notes to these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
Consolidated Statement of Shareholder’s Equity and Comprehensive Income
For the period August 7, 2006 (date of inception) to December 31, 2006

		Ordinary Share			Accumulated
				Additional	Other			Total
		Numbers of		Paid-In	Comprehensive	Retained		Comprehensive
	Note	Shares	Amount	Capital	Income	Earnings	Total	Income

			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 7, 2006		—	—	—	—	—	—
Issuance of ordinary shares to a shareholder	(18)	59,800,000	4,744,652	15,868	—	—	4,760,520
Shareholder’s contribution of Tianwei Yingli’s net assets	(1)	—	—	157,608,156	—	—	157,608,156
Cash paid to Yingli Group for transfer of Tianwei Yingli	(1)	—	—	(134,573,727)	—	—	(134,573,727)
Net income		—	—	—	—	30,016,682	30,016,682	30,016,682
Foreign currency exchange translation adjustment		—	—	—	5,394,953	—	5,394,953	5,394,953

								35,411,635

Issuance of ordinary share warrants in connection with issuance of Series A redeemable convertible preferred shares	(17)	—	—	1,671,432	—	—	1,671,432
Issuance of ordinary share warrants in connection with issuance of Series B redeemable convertible preferred shares	(17)	—	—	6,650,603	—	—	6,650,603
Issuance of ordinary share warrant in connection with debt extinguishment	(11)	—	—	3,908,381	—	—	3,908,381
Accretion of Series A redeemable convertible preferred shares to redemption value	(17)	—	—	—	—	(3,750,249)	(3,750,249)
Accretion of Series B redeemable convertible preferred shares to redemption value	(17)	—	—	—	—	(3,218,654)	(3,218,654)
Share-based compensation expense	(16)	—	—	61,667	—	—	61,667

Balance as of December 31, 2006		59,800,000	4,744,652	35,342,380	5,394,953	23,047,779	68,529,764

Balance as of December 31, 2006 — US$			614,337	4,576,132	698,538	2,984,227	8,873,234

See accompanying notes to these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Statements of Cash Flows

	Predecessor

	Years Ended December 31				August 7, 2006 (date of
			From January 1, 2006 to		inception) to December 31,
	2004	2005	September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Net income	6,088,929	65,954,346	186,223,097	24,112,168	30,016,682	3,886,560
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	8,555,991	13,677,045	22,726,989	2,942,691	13,049,782	1,689,686
Amortization of intangible assets	75,000	90,000	285,000	36,902	2,245,291	290,720
Loss (gain) on disposal of property, plant and equipment	—	(100,713)	82,322	10,659	919,608	119,071
Bad debt expense	292,803	1,482,767	533,524	69,081	—	—
Write-down of inventories to net realizable value	723,582	557,234	1,736,729	224,872	4,941,887	639,876
Minority interest	(75,695)	(36,205)	(76,297)	(9,879)	45,285,471	5,863,563
Equity in loss of an affiliate	184,928	370,859	609,601	78,931	215,590	27,915
Land use rights expense	176,316	228,147	548,343	70,999	65,419	8,470
(Gain) loss on debt extinguishment	—	(2,164,688)	—	—	3,908,381	506,057
Amortization of bond discount	—	—	—	—	2,554,592	330,769
Share-based compensation	—	—	—	—	61,667	7,985
Deferred income tax expense (benefit)	(269,063)	(2,462,933)	(1,233,274)	(159,684)	1,359,703	176,054
Changes in operating assets and liabilities, excluding the effects of shareholder’s contribution of Tianwei Yingli’s net assets in 2006:
Restricted cash related to purchase of inventory and other operating activities	3,208,976	(14,143,736)	6,008,007	777,917	(7,242,594)	(937,771)
Accounts receivable	(629,788)	(35,867,860)	(14,145,758)	(1,831,593)	(227,802,972)	(29,495,931)
Inventories	(2,678,863)	(77,586,851)	(484,159,450)	(62,688,970)	(4,588,177)	(594,077)
Prepayments to suppliers	(11,333,367)	(122,872,772)	(296,962,988)	(38,450,770)	(163,792,739)	(21,207,885)
Prepaid expenses and other current assets	(554,792)	(3,107,030)	(25,277,457)	(3,272,925)	(44,882,575)	(5,811,395)
Amounts due from related parties	1,954,882	(15,824,856)	(213,993)	(27,708)	(954,979)	(123,651)
Accounts payable	4,378,313	12,711,008	92,335,922	11,955,656	(38,134,667)	(4,937,677)
Other current liabilities and accrued expenses	3,911,188	11,156,394	35,300,500	4,570,709	3,380,154	437,662
Advances from customers	1,730,842	25,990,940	146,806,901	19,008,559	(61,043,536)	(7,903,918)
Income tax payable	1,490,190	13,743,491	22,854,358	2,959,182	(8,400,655)	(1,087,717)
Amounts due to other related parties	—	1,800,000	(650,000)	(84,162)	841,793	108,995

Net cash provided by (used in) operating activities	17,230,372	(126,405,413)	(306,667,924)	(39,707,365)	(447,996,874)	(58,006,639)

See accompanying notes to these consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Statements of Cash Flows — (Continued)

	Predecessor

	Years Ended December 31				August 7, 2006 (date of
			From January 1, 2006 to		inception) to December 31,
	2004	2005	September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Cash flows from investing activities
Purchase of property, plant and equipment	(28,697,547)	(226,452,362)	(85,530,399)	(11,074,477)	(169,297,965)	(21,920,701)
Purchase of intangible asset	(450,000)	—	—	—	—	—
Payment for land use right	—	—	—	—	(46,097,276)	(5,968,676)
Proceeds from disposal of property, plant and equipment	—	527,487	123,649	16,010	—	—
Restricted cash related to issuance of Series B redeemable convertible preferred shares, mandatory redeemable bonds and mandatory convertible bonds	—	—	—	—	(305,675,251)	(39,578,834)
Acquisition of minority interest in Chengdu Yingli	(100,000)	—	—	—	—	—
Advances paid to an affiliate	—	(1,080,990)	(2,091,571)	(270,817)	(5,571,875)	(721,446)
Loans made to Yingli Group	—	(400,304)	(51,000,000)	(6,603,480)	(64,000,000)	(8,286,721)
Cash received for repayment of loans to Yingli Group	—	—	—	—	123,847,268	16,035,745

Net cash used in investing activities	(29,247,547)	(227,406,169)	(138,498,321)	(17,932,764)	(466,795,099)	(60,440,633)

Cash flows from financing activities
Proceeds from bank borrowings	82,000,000	496,402,577	741,302,888	95,983,904	692,441,818	89,657,374
Repayment of bank borrowings	(53,000,000)	(309,430,940)	(185,890,637)	(24,069,121)	(1,271,609,400)	(164,647,996)
Proceeds from (repayment of) convertible loan	—	—	85,635,000	11,088,021	(85,635,000)	(11,088,021)
Proceeds from issuance of ordinary shares	—	—	—	—	4,760,520	616,392
Cash paid to Yingli Group for transfer of Tianwei Yingli	—	—	—	—	(134,573,727)	(17,424,607)
Cash assumed from the transfer of Tianwei Yingli	—	—	—	—	86,970,169	11,260,898
Contribution from minority interest shareholder of Yingli Guangfu	—	—	490,000	63,445	—	—
Proceeds from issuance of Series A redeemable convertible preferred shares	—	—	—	—	134,187,052	17,374,541
Proceeds from issuance of Series B redeemable convertible preferred shares	—	—	—	—	887,547,301	114,919,632
Proceeds from over-subscription of Series B redeemable convertible preferred shares	—	—	—	—	23,672,074	3,065,060
Proceeds from borrowings from related parties	—	100,250,000	20,900,000	2,706,132	20,322,449	2,631,351
Repayment of borrowing from related parties	—	(8,000,000)	(99,450,000)	(12,876,787)	(10,273,097)	(1,330,161)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Consolidated Statements of Cash Flows — (Continued)

	Predecessor

	Years Ended December 31				August 7, 2006 (date of
			From January 1, 2006 to		inception) to December 31,
	2004	2005	September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Proceeds from issuance of mandatory redeemable bonds and mandatory convertible bonds	—	—	—	—	653,140,570	84,568,646
Proceeds from borrowings from third party non-financial services companies	—	67,715,509	5,000,000	647,400	—	—
Repayment of borrowings from third party non-financial services companies	—	—	(50,715,509)	(6,566,645)	(10,000,000)	(1,294,800)

Net cash provided by financing activities	29,000,000	346,937,146	517,271,742	66,976,349	990,950,729	128,308,309
Effect of foreign currency exchange rate changes on cash	—	—	—	—	2,295,795	297,259

Net increase (decrease) in cash	16,982,825	(6,874,436)	72,105,497	9,336,220	78,454,551	10,158,296
Cash at beginning of period	4,756,283	21,739,108	14,864,672	1,924,678	—	—

Cash at end of period	21,739,108	14,864,672	86,970,169	11,260,898	78,454,551	10,158,296

      Supplemental disclosure of cash flow information:

	Predecessor

	Years Ended December 31				August 7, 2006 (date of
			From January 1, 2006 to		inception) to December 31,
	2004	2005	September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Interest paid	5,542,426	4,476,888	16,652,352	2,156,147	23,533,513	3,047,119
Income tax paid	45	—	924,898	119,756	30,009,037	3,885,570
Non-cash investing transactions:
Payable for purchase of additional investment in an affiliate	—	8,000,000	—	—	—	—
Advances to an affiliate by transferring of property, plant and equipment	—	—	1,655,564	214,362	—	—
Payables for purchase property, plant and equipment	(6,246,224)	5,403,700	6,553,641	848,565	29,669,128	3,841,559
Payables for purchase of land use right (note 7)	—	—	75,985,500	9,838,603	(36,288,244)	(4,698,602)
Payables for purchase of Baoding Rectifier’s assets (note 22)	—	8,387,637	—	—	—	—
Offset of advances to Tibetan Yingli with amount payable to Tibetan Yingli	—	—	—	—	8,000,000	1,035,840
Non-cash financing transaction:
Settlement of subscription receivable through profit appropriation (note 20)	—	—	5,000,000	647,400	—	—
See accompanying notes to these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(1)	Organization and Description of Business

(a)	Organization
      Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is incorporated in the Cayman Islands and was established on August 7, 2006, as part of a series of corporate reorganization activities (the “Reorganization”) in anticipation of the initial public offering (“IPO”) of the Company (as defined below). In connection with the incorporation of Yingli Green Energy, Yingli Power Holding Company Limited (“Yingli Power”) subscribed for 50,000,000 of the Company’s ordinary shares at par value of US$0.01 per share and became the sole shareholder and parent company of Yingli Green Energy. Yingli Power’s sole shareholder is Mr. Liansheng Miao, the Company’s chairperson and chief executive officer. For the period from August 7, 2006 through September 4, 2006, the Company did not engage in any business or operations. On September 5, 2006, Baoding Yingli Group Co. Ltd. (“Yingli Group”) transferred its 51% equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) to Yingli Green Energy in exchange for US$17.0 million (RMB 134.6 million). At the time of the Transfer, Yingli Group and Yingli Green Energy were each under the common control of Mr. Liansheng Miao, who held 100% beneficial interest in both Yingli Group and Yingli Green Energy. Therefore, the assets and liabilities of Tianwei Yingli were recorded by Yingli Green Energy based on Yingli Group’s adjusted basis of its 51% equity interest in Tianwei Yingli as of September 5, 2006 and the minority interest’s basis of the remaining 49% equity interest determined using the historical financial statement carrying amounts of the underlying assets and liabilities of Tianwei Yingli. The recorded amount of net assets of Tianwei Yingli, net of the cash consideration paid by Yingli Green Energy, of RMB 23,034,429 has been reflected as a shareholder’s contribution on September 5, 2006.
      Prior to August 9, 2006, Yingli Group held a 49% equity interest in Tianwei Yingli and Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), an unrelated entity, held the remaining 51% equity interest. On August 9, 2006, Tianwei Yingli declared dividends of RMB 21,716,400 (US$2,811,840) and RMB 21,706,000 (US$2,810,493), to Yingli Group and Tianwei Baobian, respectively. Yingli Group reinvested the entire dividend received in the form of a paid in capital contribution of RMB 14,250,000 (US$1,845,090) and a capital surplus contribution of RMB 7,466,400 (US$966,750). Tianwei Baobian reinvested RMB 10,750,000 (US$1,391,910) of its dividend in the form of a paid in capital contribution. As a result of such dividend reinvestments, Tianwei Yingli’s registered capital increased from RMB 75,000,000 (US$9,711,001) to RMB 100,000,000 (US$12,948,001) and Yingli Group increased its equity interest in Tianwei Yingli, from 49% to a controlling 51%. Under the People’s Republic of China (“PRC”) laws and regulations, each equity holder’s equity ownership interest is measured based on the percentage of registered capital each investor has contributed.
      On November 20, 2006, Yingli Green Energy completed an additional equity contribution of RMB 130,940,000 (US$16,954,112) into Tianwei Yingli and as a result increased its equity ownership in Tianwei Yingli to 53.98% from 51%. On December 18, 2006, Yingli Green Energy completed an additional contribution of RMB 484,840,000 into Tianwei Yingli and as a result further increased its equity ownership in Tianwei Yingli to 62.13% from 53.98% (See note 23).

(b)	Description of Business
      Tianwei Yingli and its subsidiary Chengdu Yingli New Energy Resources Co., Ltd. (“Chengdu Yingli”) are principally engaged in the design, development, marketing, manufacturing and installation and sale of photovoltaic (“PV”) products in the PRC and overseas markets.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(2)	Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a)	Basis of Presentation
      For financial reporting purposes, Tianwei Yingli is considered to be the predecessor (the “Predecessor”) of Yingli Green Energy. Therefore, the consolidated financial statements of Tianwei Yingli have been presented for the years ended December 31, 2004, 2005 and the period January 1, 2006 to September 4, 2006, which is the date just prior to the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group to Yingli Green Energy. The consolidated financial statements of Yingli Green Energy are presented as of December 31, 2006 and for the period August 7, 2006 (date of inception) to December 31, 2006.
      The accompanying consolidated financial statements of the Company and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
      Hereinafter, the term “Company” refers to Yingli Green Energy and its predecessor, Tianwei Yingli, for both the periods prior to and succeeding the Reorganization.
      The nature of the Company’s operations required the Company to make significant prepayments to suppliers and purchases of inventory during 2005 and 2006. As a result there was a significant net use of cash from operating activities in 2005 and 2006. Prior to September 4, 2006, the Company has relied principally on non-operational sources of cash, primarily loans and advances from or guaranteed by related parties, and since September 5, 2006 from the issuance of equity and debt securities to fund its operational needs. The Company’s ability to continue as going concern for a reasonable period of time largely depends on the ability of management to successfully execute the Company’s business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds, either from related parties or from the issuance of additional equity or debt securities. Management believes the execution of its business plan will enable it to fund its operational cash flow needs and to meet its commitments and current liabilities as and when they fall due for a reasonable period of time. Therefore, the accompanying consolidated financial statements have been prepared on the basis the Company will be able to continue as a going concern in the next twelve months.

(b)	Principles of Consolidation
      The consolidated financial statements of Yingli Green Energy include both Yingli Green Energy and Tianwei Yingli and its majority-owned subsidiaries. The consolidated financial statements of the Predecessor include Tianwei Yingli and its majority-owned subsidiary. For a consolidated subsidiary where the Company’s ownership is less than 100%, the equity interest not held by the Company is shown as minority interest. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)	Significant Concentrations and Risks

Revenue concentrations
      The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s goods would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 96%, 97% and 91% of its total net revenues in 2004, 2005 and 2006, respectively, from revenues to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.
      A significant portion of the Company’s revenues are made to customers in Germany, Spain and the PRC. Sales to customers in Germany, Spain and the PRC are as follows:

	Predecessor

		%		%			%	August 7, 2006%
	Year Ended	of	Year Ended	of	January 1, 2006		of	(date of inception)		of
	December 31,	Net	December 31,	Net	to September 4,		Net	to December 31,		Net
	2004	Sales	2005	Sales	2006		Sales	2006		Sales

	RMB		RMB		RMB	US$		RMB	US$
Germany	80,462,529	67%	238,983,858	66%	602,785,544	78,048,677	68%	406,889,138	52,684,009	54%
Spain	—	—	28,500,778	8%	78,595,263	10,176,515	9%	157,473,909	20,389,723	20%
PRC	28,791,109	24%	57,292,144	16%	30,940,554	4,006,184	4%	50,027,539	6,477,566	7%

Total	109,253,638	91%	324,776,780	90%	712,321,361	92,231,376	81%	614,390,586	79,551,298	81%

      As a result of the Company deriving significant revenue from sales outside of the PRC, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.
      The Company currently expects that its operating results will, for the foreseeable future, continue to depend on the sale of its PV modules to a relatively small number of customers. The Company’s relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. In addition, the Company’s business is affected by competition in the market for the products that many of the Company’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Company’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company’s agreements with its key customers could have a material adverse effect on its business and results of operations.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      Sales to the major customers, which individually exceeded 10% of the Company’s net revenue, are as follows:

		Predecessor

			%		%			%	August 7, 2006%
		Year Ended	of	Year Ended	of			of	(date of inception)		of
		December 31,	Net	December 31,	Net	January 1, 2006 to		Net	to December 31,		Net
	Location	2004	Sales	2005	Sales	September 4, 2006		Sales	2006		Sales

		RMB		RMB		RMB	US$		RMB	US$
Customer A	Germany	22,237,249	18%	42,995,053	12%	49,760,844	6,443,034	6%	4,568,154	591,485	1%
Customer B	Germany	—	—	50,185,979	14%	78,070,856	10,108,615	9%	218,830,766	28,334,209	29%
Customer C	Germany	20,030,279	17%	33,214,730	9%	60,539,442	7,838,647	7%	95,745,228	12,397,093	13%
Customer D	Germany	—	—	46,953,165	13%	13,437,430	1,739,879	2%	—	—	—
Customer E	Spain	—	—	7,001,214	2%	55,804,873	7,225,616	6%	128,680,752	16,661,585	17%

Total		42,267,528	35%	180,350,141	50%	257,613,445	33,355,791	30%	447,824,900	57,984,372	60%

      Accounts receivable for the above customers are as follows:

		Predecessor

		December 31,	December 31,	September 4,
	Location	2004	2005	2006	December 31, 2006

		RMB	RMB	RMB	RMB	US$
Customer A	Germany	—	296,264	698,978	694,834	89,967
Customer B	Germany	—	9,204,966	—	104,778,937	13,566,778
Customer C	Germany	—	400,115	—	71,659,580	9,278,483
Customer D	Germany	—	1,336,432	104,866	97,344	12,604
Customer E	Spain	—	1,348,784	—	—	—

Total		—	12,586,561	803,844	177,230,695	22,947,832

      Advance payment from these customers amounted to nil, nil, RMB 48,097,977 and RMB 66,510,057 (US$8,611,723) as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, respectively, which are reported as “advances from customers” in the Company’s consolidated balance sheets.

Dependence on suppliers
      Polysilicon is the most important raw material used in the production of the Company’s PV products. To maintain competitive manufacturing operations, the Company depends on timely delivery by its suppliers of polysilicon in sufficient quantities. The global supply of polysilicon is controlled by a limited number of producers, and there is currently an industry-wide shortage of polysilicon. The Company’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce the growth of its manufacturing output and revenue.
      In order to secure stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers and long-term prepayments to suppliers in the consolidated balance sheets and amounted to RMB 12,616,525, RMB 123,451,683, RMB 349,735,412 and RMB 361,096,958 (US$46,754,837) as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, respectively. The Company makes the prepayments without

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		Predecessor

	Location	December 31, 2004	December 31, 2005	September 4, 2006	December 31, 2006

		RMB	RMB	RMB	RMB	US$
Supplier A	USA	2,536,495	47,802,302	50,404,222	11,330,841	1,467,117
Supplier B	Korea	—	38,365,549	194,549	188,229	24,372
Supplier C	Korea	—	16,085,220	271,798	262,583	33,999
Supplier D	USA	—	13,065,499	32,111,753	16,817,547	2,177,536
Supplier E	Korea	—	—	24,749,334	24,050,888	3,114,110
Supplier F	Netherlands	—	—	125,742,680	—	—
Supplier G	Germany	—	—	—	226,273,660	29,297,915
      The Company obtains some of the equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to or a breakdown of the Company’s ingot casting or manufacturing equipment. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. In addition, the equipment needed for the Company’s expansion is in high demand. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company also made deposits of RMB 18,330,629, RMB 58,563,038, RMB 6,940,971 and RMB 126,823,905 (US$16,421,160) as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

(d) Use of Estimates
      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s acquisitions of minority interest in Tianwei Yingli, the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, realizability of deferred income tax assets, the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(e) Foreign Currency
      The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate.
      The functional currency of Yingli Green Energy is the US dollar (“US$”), since US$ is the currency in which Yingli Green Energy primarily generates and expends cash. Assets, liabilities and Series A and B redeemable convertible preferred shares of Yingli Green Energy are translated into RMB, in accordance with Statement of Financial Accounting Standards (“SFAS”) No 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues, if any, and expenses are translated into the RMB at average rates prevailing during the year. The gains and losses resulting from translation of US$ financial statements of Yingli Green Energy to the Company’s reporting currency of the RMB are recorded as a separate component of accumulated other comprehensive income within shareholder’s equity.
      For the convenience of readers, certain 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB 7.7232, being the noon buy rate for U.S. dollars in effect on March 30, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 30, 3007, or at any other date.

(f) Cash and Restricted Cash
      Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts. As of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006 all of the Company’s cash is held in major financial institutions located in the PRC and Hong Kong, which management believes are of high quality.
      Restricted cash of RMB 726,733, RMB 14,870,469, RMB 8,862,462 and RMB 16,105,056 (US$2,085,283) as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory. Such letters of credit and letters of guarantee expire within 1 to 3 months. The remaining restricted cash of RMB 305,675,251 (US$39,578,834) as of December 31, 2006 represents the portion of cash proceeds from the issuance of mandatory redeemable and convertible bonds and Series B redeemable convertible preferred shares that are held in interest bearing bank deposit accounts. Based on the terms of the respective financing arrangements, such amount can only be used for additional capital contributions in Tianwei Yingli (which the Company is in the process of obtaining relevant PRC regulatory approval) and interest payments on the Company’s mandatory redeemable and convertible bonds payable to Yingli Power.

(g) Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable balances based on historical collection experience, customer specific facts and current economic

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(h) Inventories
      Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the weighted average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor, and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

(i) Prepayments to Suppliers
      Advance payments for the future delivery of polysilicon are made based on written purchase orders detailing product, quantity and price and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The outstanding balance of the “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection based on the terms of the purchase order. Such reclassifications of RMB 5,169,299, RMB 12,037,615, RMB 70,679,259 (US$9,151,551) and RMB 152,431,193 (US$19,736,792) for the years ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively are not reflected as cash outflows from operating activities. Prepayments to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current “prepayments to suppliers” in the consolidated balance sheets. As of December 31, 2006, prepayments to suppliers of RMB 226,273,660 (US$29,297,915) representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheet and relate to prepayments to one supplier for two long-term supply agreements with deliveries not scheduled to commerce until 2009.

(j) Property, Plant and Equipment
      Property, plant and equipment are stated at cost of acquisition or relative fair value at the date of acquisition. Depreciation is provided over the estimated useful lives of the asset, taking into consideration any estimated residual value, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expenses as incurred, and replacements and betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Buildings	30 years
Machinery	8-10 years
Electronic equipment	4-5 years
Furniture and fixtures	4-5 years
Motor vehicles	8-10 years
      Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory production, and expensed to cost of revenues when the inventory is sold.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      Cost incurred in the construction of new facilities, including progress payments and deposits, interest and other costs relating to the construction, are capitalized and transferred out of construction in progress and into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.

(k)	Land Use Rights
      Land use rights represent the cost of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45-50 years.

(l)	Goodwill and Other Intangible Assets
      Goodwill represents the excess of cost over fair value of the proportional net assets acquired from the acquisitions of additional equity interest in Tianwei Yingli (note 23). Goodwill and trademarks, which have an indefinite useful life are not amortized, but instead tested for impairment at least annually.
      Intangible assets, other than trademarks, are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Company’s amortizable intangible assets consist of technical know-how, customer relationships, order backlog and short-term and long-term supplies agreements with the following estimated useful lives:

Technical know-how	6 years
Customer relationships	6 years
Order backlog	1.5 years
Short-term supply agreements	0.5 years
Long-term supply agreements	5 and 9 years starting from 2009
      Long-term supply agreements relate to two long-term polysilicon supply agreements with delivery period commencing in 2009. The intangible asset in connection with these two agreements will be amortized over the delivery period of 5 and 9 years, commencing in 2009.

(m)	Impairment of Long-Lived Assets
      Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the consolidated balance sheet.
      Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, the Company determines the fair value of a reporting unit and compares it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(n)	Investment in and Advances to An Affiliate
      Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense).
      The Company recognizes a loss when there is a loss in value of equity method investment which is other than a temporary decline. The process of assessing and determining whether impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. Based on the Company’s evaluation, there was no impairment charge related to its investment in an affiliate for all periods presented.

(o)	Statutory Reserves
      In accordance with PRC Company Law, Tianwei Yingli is required to provide for certain statutory reserves, namely a statutory surplus reserve and a statutory public welfare reserve which are appropriated from net profits. Prior to September 5, 2006, as a domestic limited liability company, Tianwei Yingli was required to allocate at least 10% of its after tax profits to a statutory surplus reserve with the right to discontinue allocations to the statutory surplus reserve if such reserves reach 50% of its registered capital. Tianwei Yingli also appropriated 5% of the profit to the statutory public welfare reserve. All statutory reserves are required to be calculated based on amounts reported in Tianwei Yingli’s PRC statutory financial statements. Effective from September 5, 2006, as a result of the Reorganization, Tianwei Yingli became a foreign invested enterprise (“FIE”). Tianwei Yingli, as a FIE, is required to provide for reserve fund, employee fund and welfare funds and enterprise development fund each at a percentage, which is a discretionary percentage and is decided by the Tianwei Yingli’s board of directors each calendar year. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.
      As of December 31, 2006, Tianwei Yingli had appropriated RMB 14,376,864 (US$1,861,516) in statutory reserves, which, although are restricted from being distributed to Yingli Green Energy, have no impact on presentation of the Company’s retained earnings in the consolidated balance sheet.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(p)	Share-based Payment
      The Company applied SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for share based payments made in the period August 7, 2006 to December 31, 2006. Under SFAS No. 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.
      For the years ended December 31, 2004, December 31, 2005 and the period January 1, 2006 to September 4, 2006, the Company did not enter into any share-based payment arrangements.

(q)	Revenue Recognition
      Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the service has been rendered, the fee is fixed or determinable and collectibility is reasonably assured. These criteria as they relate to the sale of the Company’s products or services are as follows:
      For sales of PV modules to foreign customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers, delivery of the product occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred.
      Sales of PV systems consist of the delivery, assembly and installation of PV modules, related power electronics and other components. The Company considers the PV system to be delivered, and the risks and rewards of ownership transferred, when installation of all components is complete and customer acceptance is received. Customer acceptance is evidenced by a signed project acceptance document. The assembly and installation of PV systems is short, generally lasting between 1 to 3 months, and requires advance payments from the customer.
      Other revenue consists primarily of the sale of raw materials and the processing of PV cells into PV modules for third-party vendors. Revenue for the processing of PV cells into PV modules is recognized at the time when the processing is completed and the PV modules are received by the customer. Delivery for the sale of raw materials occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred.
      For all sales and services, the Company requires a contract or purchase order which quantifies pricing, quantity and product specifications. Shipping and handling fees billed to customers are recorded as revenues, with the related shipping or delivery costs recorded as cost of revenues.
      Advance payments received from customers for the future sale of inventory are recognized as advances from customers in the consolidated balance sheets. Advances from customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.
      In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and services and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. Prior to September 5, 2006, Tianwei Yingli and its subsidiary, Chengdu Yingli were subject to city

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
construction tax and education surcharge at rates of 7% and 4%, respectively, of net value added tax payable. Commencing on September 5, 2006, as a result of Tianwei Yingli’s change in tax status to a foreign invested enterprise, Tianwei Yingli is no longer subject to the city construction tax and education surcharge. Chengdu Yingli, as a domestic company, continues to be subject to such tax and surcharge. In the accompanying consolidated statements of income, city construction tax and education surcharge of RMB 8,242, RMB 2,987,288, RMB 11,357,591 (US$1,470,581) and RMB 4,208 (US$545) are deducted to arrive at net revenues for the years ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively.

(r)	Research and Development and Government Grant
      Research and development costs are expensed as incurred.
      The Company is a party to research grant contracts with the PRC government under which the Company receives funds in advance for specified costs incurred in certain research projects. The Company records such amounts as a reduction to research and development expenses when the related research and development costs are incurred. The Company has recorded grant proceeds of RMB 200,000, RMB 1,550,000, RMB 600,000 (US$77,688) and RMB 400,000 (US$51,792) as a reduction to research and development expenses during the years ended December 31, 2004 and 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively.

(s)	Warranty Cost
      The Company’s PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than four years. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five-year warranty against defects in the Company’s modules, storage batteries, controllers and inverters. The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests and consideration given to the warranty accrual practice of other companies in the same business. Consequently, the Company accrues the equivalent of 1% of net revenues as a warranty liability to accrue the estimated cost of its warranty obligations.
      Actual warranty costs are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      Changes in the carrying amount of accrued product warranty are as follows:

	Predecessor

	Year Ended	Year Ended			August 7, 2006 (date of
	December 31,	December 31,	January 1 to		inception) to
	2004	2005	September 4, 2006		December 31, 2006

	RMB	RMB	RMB	US$	RMB	US$
Beginning balance	270,597	1,464,005	5,013,862	649,195	—	—
Transfer of Tianwei Yingli to the Company	—	—	—	—	13,672,952	1,770,374
Product warranty expense	1,193,408	3,549,857	8,659,090	1,121,179	7,013,249	908,075
Warranty costs incurred or claimed	—	—	—	—	—	—

Ending Balance	1,464,005	5,013,862	13,672,952	1,770,374	20,686,201	2,678,449

(t)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

(u)	Commitments and Contingencies
      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.
      The Company is exposed to risks associated with product liability claims in the event that the use of the PV products the Company sells results in injury. The Company does not maintain any third-party liability insurance coverage other than limited product liability insurance or any insurance coverage for business interruption. As a result, the Company may have to pay for financial and other losses, damages and liabilities, including, those in connection with or resulting from third-party product liability claims and those caused by natural disasters and other events beyond the Company’s control, out of its own funds, which could have a material adverse effect on its financial conditions and results of operation.

(v)	Segment Reporting
      The Company has no operating segments, as that term is defined by the Financial Accounting Standards Board (“FASB”) Statement No. 131 Disclosure about Segments of an Enterprise and Related Information. Geographic revenue information is presented in note 24.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(w)	Earnings Per Share
      In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two — Class Method under FASB Statement No. 128” (“EITF Issue No. 03-06”), basic earnings per ordinary share is computed by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period August 7, 2006 to December 31, 2006 using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A and Series B redeemable convertible preferred shares (note 17) are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determined formula. EITF Issue No. 03-06 does not require the presentation of basic and diluted earnings per share for securities other than ordinary shares; therefore the basic earnings per share amounts presented only pertain to the Company’s ordinary shares.
      Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholder as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Series A and B redeemable convertible preferred shares and mandatory convertible bonds (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.
      Tianwei Yingli is not a share-based company and had no outstanding shares for the periods presented, and therefore, no earnings per share data for Tianwei Yingli has been presented.

(x)	Recently Issued Accounting Standards
     FASB Interpretation No. 48 (FIN 48)
      In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for the Company on January 1, 2007. Management does not believe the adoption of FIN 48 will have a material effect on the Company’s consolidated financial statements.
     SFAS No. 155
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments — an amendment of FASB Statements 133 and 140, or SFAS No. 155. SFAS No. 155 improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS No. 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for the Company on

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
January 1, 2007. Management does not believe the adoption of SFAS No. 155 will have a material effect on the Company’s consolidated financial statements.
     SFAS No. 157
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective for the year for the Company on January 1, 2008. Management does not believe the adoption of SFAS No. 157 will have a material effect on the Company’s consolidated financial statements.

(3)	Accounts Receivable, Net
      Accounts receivable are summarized as follows:

	Predecessor

	December 31,	December 31,	September 4,	December 31,
	2004	2005	2006	2006

	RMB	RMB	RMB	RMB	US$
Accounts receivable	6,413,061	42,280,921	56,426,679	284,229,651	36,802,058
Less: Allowance for doubtful accounts	(292,803)	(1,775,570)	(2,309,094)	(2,309,094)	(298,982)

Total accounts receivable, net	6,120,258	40,505,351	54,117,585	281,920,557	36,503,076

      The following table presents the movement of the allowance for doubtful accounts:

	Predecessor

					August 7, 2006
	Year Ended	Year Ended	January 1, 2006		(date of inception)
	December 31,	December 31,	to September 4,		to December 31,
	2004	2005	2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Beginning balance	—	(292,803)	(1,775,570)	(229,901)	—	—
Transfer of Tianwei Yingli to the Company	—	—	—	—	(2,309,094)	(298,982)
Bad debt expense	(292,803)	(1,482,767)	(533,524)	(69,081)	—	—
Write-off of accounts receivable	—	—	—	—	—	—

Ending balance	(292,803)	(1,775,570)	(2,309,094)	(298,982)	(2,309,094)	(298,982)

      As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 7 to 10 days from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 1,883,464, RMB 27,874,404, RMB 174,681,305 and RMB 113,637,769

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
(US$14,713,819) as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms ranging from 1 to 3 months. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, 64%, 92%, 71% and 97%, respectively, of accounts receivable were denominated in currencies other than the RMB.
      As of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, certain accounts receivables were pledged to banks as collateral for borrowings (note 10).

(4)	Inventories
      Inventories by major category consist of the following:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Raw materials	2,498,465	49,935,500	357,026,540	489,352,191	63,361,326
Work-in-progress	6,885,867	26,589,836	198,961,518	187,655,590	24,297,647
Finished goods	8,114,607	30,040,835	103,680,093	134,737,853	17,445,858

Total inventories	17,498,939	106,566,171	659,668,151	811,745,634	105,104,831

(5)	Prepaid Expenses and Other Current Assets
      Prepaid expenses and other current assets consist of the following:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Advances to employees	117,831	794,752	2,186,275	924,524	119,707
Advances to third parties, net	66,482	87,596	7,352,573	6,866,851	889,120
Value added tax refund receivable	1,711,614	4,084,698	20,851,419	43,210,503	5,594,896
Deferred offering costs	—	—	—	27,387,161	3,546,090
Prepaid expenses	89,044	152,430	6,666	2,024,348	262,113

Total prepaid expenses and other current assets	1,984,971	5,119,476	30,396,933	80,413,387	10,411,926

      Deferred offering costs represent third-party legal and professional fees incurred in connection with the Company’s IPO. Such costs are incremental to the Company and will be charged against the gross proceeds received from the IPO.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(6)	Property, Plant and Equipment, Net
      Property, plant and equipment consist of the following:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Buildings	36,105,188	55,292,572	67,681,732	75,681,746	9,799,273
Machinery	69,020,360	241,408,040	348,616,857	299,419,031	38,768,779
Electronic equipment	1,321,952	1,708,509	2,278,122	1,595,180	206,544
Furniture and fixtures	627,994	743,162	1,145,009	4,467,399	578,439
Motor vehicles	3,632,934	5,798,524	5,975,495	2,667,142	345,342
Construction in progress	20,530,717	60,763,041	29,092,765	211,749,834	27,417,370

Total	131,239,145	365,713,848	454,789,980	595,580,332	77,115,747
Less: Accumulated depreciation	(10,259,577)	(23,899,617)	(45,480,233)	(12,081,943)	(1,564,370)

Total property, plant and equipment, net	120,979,568	341,814,231	409,309,747	583,498,389	75,551,377

      Depreciation expense on property, plant and equipment was recorded as follows:

	Predecessor

	Year Ended	Year Ended			August 7, 2006
	December 31,	December 31,	January 1, 2006 to		(date of inception)
	2004	2005	September 4, 2006		to December 31, 2006

	RMB	RMB	RMB	US$	RMB	US$
Cost of revenues	7,278,509	11,815,062	21,138,031	2,736,952	12,140,708	1,571,979
Selling expenses	48,379	64,481	64,564	8,360	34,732	4,497
General and administrative expenses	1,229,103	1,797,502	1,524,394	197,379	874,342	113,210

Total depreciation expense	8,555,991	13,677,045	22,726,989	2,942,691	13,049,782	1,689,686

      The Company’s capitalized interest cost as a component of the cost of construction in progress are as follows:

	Predecessor

	Year Ended	Year Ended			August 7, 2006
	December 31,	December 31,	January 1, 2006 to		(date of inception)
	2004	2005	September 4, 2006		to December 31, 2006

	RMB	RMB	RMB	US$	RMB	US$
Interest cost capitalized	185,938	5,486,727	1,384,469	179,261	895,922	116,004
Interest cost charged to income	6,410,576	5,278,418	22,441,164	2,905,682	25,788,959	3,339,155

Total interest cost incurred	6,596,514	10,765,145	23,825,633	3,084,943	26,684,881	3,455,159

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(7)	Land Use Rights
      In April 2006, the Company obtained approval from Hebei Province municipal government to acquire the right to use the land on which the Company will construct a 500 million watt PV module plant, national PV engineering center, PV research and development center and a training center. Pursuant to the agreement, the Company was obligated to pay approximately RMB 75,985,500 to obtain the right to use the land for a period of 50 years. In June 2006, the Company commenced its construction project on the land and recorded the land use right asset and corresponding liability at the estimated acquisition price of RMB 75,985,500. On December 22, 2006, the Company renegotiated the acquisition price with the government and paid a revised amount of RMB 39,697,276 for the land use right. Accordingly, the Company revised the previous recorded amount of land use right to reflect the final acquisition price. The Company obtained the land use right certificate on February 15, 2007.

(8)	Fair Value of Financial Instruments
      The carrying amounts of cash, restricted cash, accounts receivable, current amounts due from related parties, accounts payable, borrowings from related parties, short-term borrowing, advances from customers, and other amounts due to related parties approximate their fair values due to their short term nature.
      The fair value of the long-term portion of amounts due from related parties as of December 31, 2004 is RMB 7,517,828 and is estimated by discounting expected future cash flows using the interest rate at which similar loans would be made to borrowers with similar credit ratings and remaining estimated maturities.
      The estimated fair value of mandatory redeemable bonds and the mandatory convertible bonds was RMB 299,359,827 (US$38,761,113) (carrying value RMB 293,109,511 (US$37,951,822)) and RMB 370,260,838 (US$47,941,376) (carrying value RMB 362,530,181 (US$46,940,411)), respectively as of December 31, 2006 and was based on the present value of cash flows discounted at a rate that approximates current market returns for issues of similar debt instruments issued to comparable holders in the same geographic area.
      There is no quoted market price for the Company’s investment in its affiliate (note 9). Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

(9)	Investment in and Advances to an Affiliate
      The Company acquired a 10% equity interest in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) in December 2003 for RMB 4,000,000. On September 15, 2005, the Company acquired an additional 40% equity interest for RMB 8,000,000 and obtained the ability to exercise significant influence over the operating and financial policies of Tibetan Yingli. The purchase price approximated 40% of the fair value of Tibetan Yingli’s net assets. Consequently, no investor level goodwill was recognized. The Company’s consolidated financial statements reflect the Company’s investment in Tibetan Yingli on the equity method of accounting, which was applied retrospectively to the beginning of 2004.
      As of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006, the Company’s advances to Tibetan Yingli were nil, RMB 1,080,900, RMB 4,828,035 and RMB 2,399,910, (US$310,740) respectively, to assist Tibetan Yingli in supporting their operating activities. During the period from August 7, 2006 through December 31, 2006, pursuant to the approval of the Board of Tibetan Yingli, advances of RMB 8,000,000 (US$1,035,840) to Tibetan Yingli were settled by reducing the Company’s

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
RMB 8,000,000 (US$1,035,840) purchase price payable to Tibetan Yingli. The settlement of the advance and corresponding payable was reflected as a non-cash transaction in the consolidated statements of cash flow.

(10)	Short-term Borrowings
      Short-term borrowings consist of the following:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Borrowings from banks:
— Guaranteed by Tianwei Baobian and its parent company	80,000,000	222,000,000	462,000,000	220,000,000	28,485,602
— Entrusted loans by related parties	—	—	310,000,000	1,000,000	129,480
— Partially secured by accounts receivables	—	56,971,637	62,383,888	34,286,306	4,439,391
— Secured by property, plant and equipment	—	70,000	70,000	—	—
— Secured by land use right and property, plant and equipment	12,000,000	—	—	—	—
Borrowings from other parties:
— Customer loan	—	30,000,000	—	—	—
— Governmental loan guaranteed by Tianwei Baobian	—	12,000,000	12,000,000	12,000,000	1,553,760
— Other third parties loan	—	25,715,509	10,000,000	—	—

Total short-term borrowings	92,000,000	346,757,146	856,453,888	267,286,306	34,608,233

      Short-term bank borrowings outstanding as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006 bore a weighted average interest rate of 5.66%, 5.42%, 5.99% and 5.99% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms or any requirement on the maintenance of financial covenants. The Company has traditionally negotiated renewal of certain facilities shortly before they mature. Tianwei Baobian entrusted loans of RMB 310,000,000 from Chinese Construction Bank to Tianwei Yingli as of September 4, 2006, which Tianwei Yingli repaid during the period August 7, 2006 to December 31, 2006. During the period August 7, 2006 to December 31, 2006, Yingli Group entrusted a loan of RMB 125,000,000 (US$16,185,001) from Agricultural Bank of China to Tianwei Yingli, of which RMB 124,000,000 (US$16,055,521) was repaid during the same period.
      The loan from customer of RMB 30,000,000 held as of December 31, 2005, was unsecured, had no specific repayment terms, bore interest at a rate of 5.58% per annum, and was repaid on March 20, 2006. The loan from the governmental authority of RMB 12,000,000 is unsecured, bears interest at a rate of 7.67% guaranteed by Tianwei Baobian and was past due on July 18, 2005 and therefore, payable on demand. Loans from other third-party borrowings were personally arranged by the Company’s related parties and were

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
interest-free and unsecured. During the year ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, the Company obtained loans from other third parties of nil, RMB 25,715,509, RMB 5,000,000 (US$647,400), and nil and repaid loans to other third parties of nil, nil, RMB 20,715,509 (US$2,682,244), and RMB 10,000,000 (US$1,294,801), respectively. The Company’s interest free loans have no specific due dates and were issued solely for cash and no other rights or privileges were exchanged, and therefore no interest has been imputed.
      In August 2005, the Company negotiated an agreement with the holder of the Company’s overdue bank loan secured by the land use right and property, plant and equipment. The holder of the Company’s loan had acquired the Company’s loan from a financial institution at a discount from the face value of the loan. At that time the total amount outstanding was RMB 12,964,688, of which RMB 12,000,000 represented principal (the face value) and the remainder represented accrued interest payable. Pursuant to the agreement, the Company paid RMB 10,800,000 as payment in full for the loan and interest. As a result, the Company recognized a gain of RMB 2,164,688 on extinguishment of debt in 2005.

(11)	Convertible Loan
      In May 2006, Tianwei Yingli issued a RMB 85,635,000 (US$11,088,021) convertible loan due on May 17, 2007 to China Foreign Economics and Trade & Investment Co., Ltd., or FOTIC, who held the loan as a nominee for certain third parties (the “Third Party Investors”). The loan was issued at par and bore interest at 8% payable at maturity. The loan was convertible into ordinary shares of Tianwei Yingli at a conversion price equal to Tianwei Yingli’s per share market value as determined by a future private placement of Tianwei Yingli’s equity and agreed upon by both parties.
      On December 29, 2006, Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd. (an entity designated by the Third Party Investors) and Yingli Green Energy entered into a settlement agreement pursuant to which the Company repaid the convertible loan plus accrued interest of RMB 4,281,750 (US$554,401) and issued warrant to China Sunshine Investment Co., Ltd. to purchase 2,068,252 of Yingli Green Energy’s ordinary shares at an exercise price of US$4.835 per share. The Company recognized a loss on debt extinguishment of RMB 3,908,381 (US$496,000) translated at the historical rate, representing the difference between the consideration paid (cash paid plus the fair value of warrant) and the carrying value of the convertible loan and accrued interest on the date the debt was extinguished. China Sunshine Investment Co., Ltd. exercised the warrant on February 2, 2007.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(12)	Other Current Liabilities and Accrued Expenses
      Components of other current liabilities and accrued expenses are as follows:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Accrued warranty	1,464,005	5,013,862	13,672,952	20,686,201	2,678,449
Other non-income taxes payable	717,734	4,281,283	16,246,451	4,337,217	561,583
Accrued social insurance	624,670	4,703,832	2,403,149	2,957,351	382,918
Accrued interest	383,623	311,405	7,484,688	7,681,432	994,592
Accrued interest for late tax payments	614,007	1,361,455	2,857,460	1,361,455	176,281
Accrued payroll and welfare	1,368,180	5,295,425	12,076,952	7,700,249	997,028
Land use rights payable (note 7)	6,400,000	6,400,000	82,385,500	—	—
Payable for net asset purchase of Baoding Rectifier (note 22)	—	1,000,000	—	—	—
Over-subscription of Series B preferred shares	—	—	—	23,672,074	3,065,060
Accrued professional fees	—	—	—	2,938,106	380,426
Accrued offering costs	—	—	3,346,000	12,866,681	1,665,978
Other accrued expenses	633,701	1,457,078	637,188	1,576,302	204,101

Total other current liabilities and accrued expenses	12,205,920	29,824,340	141,110,340	85,777,068	11,106,416

      Other non-income taxes payable represents payables for city construction tax, education surcharge, property tax and other taxes.
      Over-subscription of Series B preferred shares represents deposits received for the issuance of Series B preferred Shares. The Series B preferred Shares were oversubscribed for and as a result the deposits are to be returned to the subscribers.

(13)	Mandatory Convertible and Redeemable Bonds Payable to Yingli Power
      On November 13, 2006, Yingli Power, the Company’s controlling shareholder and an entity wholly owned by Mr. Liansheng Miao, issued US$85 million floating rate Notes (“the Notes”) at 98.75% of face value to Deutsche Bank AG, Singapore Branch (“Deutsche Bank”). The Notes consisted of two portions, US$55 million in mandatory redeemable notes (“Mandatory Redeemable Notes”) and US$30 million in mandatory exchangeable notes (“Mandatory Exchangeable Notes”). Upon the IPO, the Mandatory Exchangeable Notes convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. Such shares will be delivered by Yingli Power. The effective conversion price is subject to certain adjustments based on Tianwei Yingli’s 2006 net income or the Company’s IPO offering price. In connection with the issuance of the Notes, Yingli Power issued a warrant to Deutsche Bank, which is exercisable into 6.5% of the Company’s ordinary shares held by Yingli Power. The warrant is only exercisable if the Company repays the loan, under its early redemption rights and the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
Company completes it IPO. The exercise price of this warrant is the lower of (i) 25 times Tianwei Yingli’s net income for the year ended December 31, 2006, multiplied by the Company’s ownership percentage in Tianwei Yingli and divided by the total number of the Company’s outstanding ordinary shares on fully diluted basis and (ii) 67.5% of offering price of the Company’s ordinary shares in a public offering and listing of such shares in an international stock exchange. The warrant is exercisable upon any listing of the Company’s ordinary shares, which occurs after the Notes have been repaid in full.
      In connection with Yingli Power’s issuance of the Notes, the Company issued US$85,000,000 in interest-bearing Bonds (“the Bonds”) to Yingli Power at 98.95% of face value. The Bonds consisted of two portions, US$38 million in mandatory redeemable bonds (“Mandatory Redeemable Bonds”) and US$47 million in mandatory convertible bonds (“Mandatory Convertible Bonds”). Upon the IPO, the Mandatory Convertible Bonds convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. Such shares will be newly issued by the Company and delivered to Yingli Power. The terms of the Notes and Bonds are substantially the same, other than the portion of the amount that is convertible into the Company’s ordinary shares. Yingli Power used the cash proceeds from the issuance of the Notes to purchase the Bonds issued by Yingli Green Energy.
      The Company has determined that the conversion feature embedded in the Mandatory Convertible Bonds is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”
(“SFAS No. 133”) , since the terms of conversion do not require or permit net settlement, provide for a means for the conversion feature to be settled outside the contract, or provide for delivery of an asset which would put the holders of the Mandatory Convertible Bond in a position substantially similar to a net settlement provision. The Company has also determined that the non-detachable convertible feature had no intrinsic value on the commitment date based on the conversion price paid by Deutsche Bank, an unrelated third-party investor. Therefore, no beneficial conversion feature was recognized. Since the ultimate number of shares to be issued upon conversion is contingent, the Company will determine whether the conversion feature has intrinsic value when the number of shares to be issued is known and the conversion contingency is resolved.
      Direct and incremental cost of issuing the Bonds of RMB 2,351,259 (US$304,441) were charged against the proceeds and recorded as a discount to the Bonds’ issuance price or carrying value.
      Both the Bonds and the Notes are due at their principal amount plus accrued and unpaid interest on November 16, 2008. Both the Bonds and Notes bear interest from November 16, 2006, payable quarterly at an interest rate equal to the British Bankers Association Interest Settlement Rate plus 2% per annum for the period ending prior to August 17, 2007 and plus 4% per annum thereafter.
      The Company has the right to early redeem the Bonds and correspondingly, Yingli Power has the right to early redeem the Notes at any time in whole, at a purchase price equal to 100% of the principal amount of the Bonds or Notes to be redeemed, plus accrued and unpaid interest.
      Under both the Bonds and Notes agreements, the Company is subject to a number of covenants, such as the maintenance of certain financial ratios commencing on the quarter ended June 30, 2007, restrictions on granting collateral, disposal of existing assets, making payments to shareholder and affiliates and making investments. The Company has also pledged to Yingli Power all of its current and future equity interest in Tianwei Yingli as collateral under these bonds, correspondingly, Yingli Power has pledged all of its current and future equity in the Company as collateral under these notes.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans
      Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required by pursuant to the relevant PRC regulations to make contributions for each employee at a rate of 7.5%, 2% and 2% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006 was RMB 122,742, RMB 528,736, RMB 1,037,006 (US$134,272) and RMB 620,483 (US$80,340), respectively.

(15)	Income Taxes
      Under the current laws of the Cayman Islands, Yingli Green Energy is not subject to tax on its income or capital gains. In addition, upon any payment or dividend by Yingli Green Energy, no withholding tax is imposed.
      Yingli Green Energy’s operating subsidiary, being incorporated in the PRC, is governed by the income tax law of the PRC and is generally subject to the PRC enterprise income tax rate of 33%, consisting of 30% state tax and 3% local tax. Prior to September 5, 2006, for tax purposes Tianwei Yingli was considered a domestic enterprise. In addition, Tianwei Yingli qualified as a “high and new technology enterprise” and was entitled to a preferential PRC enterprise income tax rate of 15%, consisting of 15% state tax and nil local tax. As part of the Reorganization described in Note 1, Tianwei Yingli’s tax status changed to a foreign invested enterprise Tianwei Yingli maintained its “high and new technology enterprise” status. As a result Tianwei Yingli’s tax rate remained at 15% however its local tax rate was increased to 3%.
      Following its conversion into a foreign invested enterprise, Tianwei Yingli is entitled to an exemption from the enterprise state income tax for its first two profitable years and a 50% reduction in the enterprise income state tax rate in the subsequent three years, In addition, Tianwei Yingli is also entitled to exemption from the enterprise local income tax for its first five profitable years and a 50% reduction in the enterprise income state tax rate in the subsequent five years. In accordance with PRC income tax law, Tianwei Yingli elected to defer the commencement of its tax holiday until January 1, 2007. For the years ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, Tianwei Yingli was subject to an income tax rate of 15%, 15%, 15% and 18%, respectively.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      Income tax expense in the consolidated statements of income consists of the following:

	Predecessor

	Year Ended	Year Ended			August 7, 2006
	December 31,	December 31,	January 1, 2006		(date of inception)
	2004	2005	to September 4, 2006		to December 31, 2006

	RMB	RMB	RMB	US$	RMB	US$
Current tax expense	1,490,235	15,198,551	23,779,256	3,078,938	21,608,383	2,797,854
Deferred tax (benefit) expense	(269,063)	(2,462,933)	(1,233,274)	(159,684)	1,359,703	176,054

Total income tax expense	1,221,172	12,735,618	22,545,982	2,919,254	22,968,086	2,973,908

      The actual income tax expense reported on the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% to earnings before income taxes and minority interest as a result of the following:

	Predecessor

	Year Ended	Year Ended			August 7, 2006 (date of
	December 31,	December 31,	January 1, 2006		inception) to December 31,
	2004	2005	to September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Computed “expected” tax expense	2,387,354	25,955,740	68,868,618	8,917,109	32,429,178	4,198,930
Tax rate differential, preferential rate	(1,341,740)	(14,175,779)	(37,602,467)	(4,868,768)	(17,546,037)	(2,271,861)
Tax rate change	—	—	—	—	4,041,707	523,320
Foreign tax rate differential	—	—	—	—	5,762,679	746,152
Equipment acquisition tax credit	—	—	(10,645,920)	(1,378,434)	—	—
Research and development tax credit	—	(298,831)	(274,892)	(35,593)	(1,788,378)	(231,559)
Non-deductible expenses:
Salaries and benefits in excess of allowable limits	11,997	800,322	1,596,111	206,664	—	—
Interest on delinquent tax payments	63,320	112,117	224,401	29,055	—	—
Non-deductible loan interest	—	—	224,336	29,047	33,936	4,394
Other	100,241	342,049	155,795	20,174	35,001	4,532

Actual income tax expense	1,221,172	12,735,618	22,545,982	2,919,254	22,968,086	2,973,908

      The PRC standard statutory rate of 33% has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Current Deferred Income Tax Assets:
Accounts receivable	108,539	2,828,956	2,622,619	—	—
Inventories	124,570	208,155	468,664	—	—
Accrued payroll and welfare	—	235,396	269,733	—	—
Accrued warranty	219,600	752,079	2,050,943	3,589,705	464,795

Total current deferred tax assets	452,709	4,024,586	5,411,959	3,589,705	464,795

Non-current Deferred Income Tax Liabilities:
Property, plant and equipment	(214,116)	(1,004,800)	(1,216,989)	(307,679)	(39,838)
Intangible assets	—	—	—	(15,598,383)	(2,019,679)
Land use rights	(52,063)	(141,325)	(83,235)	(90,783)	(11,755)

Total non-current deferred tax liabilities	(266,179)	(1,146,125)	(1,300,224)	(15,996,845)	(2,071,272)

      In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, no valuation allowance has been provided against deferred income tax assets as of December 31, 2004, December 31, 2005, September 4, 2006 and December 31, 2006. The amount of the deferred income tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry forward period are reduced.
      On March 16, 2007, the PRC government enacted the new Enterprise Income Tax Law which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The Enterprise Income Tax Law is effective as of January 1, 2008 and may result in higher income taxes to the Company in the future. The impact of the changes in tax rates on the Company’s deferred tax balances, if any, will be recognized in 2007, the period the new enterprise income tax rate is enacted.

(16)	Share-Based Compensation

Stock Option and Stock Issuance Plan
      On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
employees, directors and consultants of the Company. The Board of Directors and shareholders authorized and reserved for the issuance of up to 3,394,054 ordinary shares under the Plan. Among these shares, 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 678,811 shares may be issued for the purpose of granting options. Stock options granted become exercisable over four years. The Company expects to issue new shares of common stock upon exercise of stock options.
      On December 28, 2006, the Board of Directors granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share with a contractual term of ten years and vesting period of four years. The fair value of the Company’s ordinary shares and intrinsic value per option on December 28, 2006 was US$4.74 (RMB 37.04) per share and US$2.64 (RMB 20.63), respectively. The Company did not grant any options during the years ended December 31, 2004 and 2005, and for the period from January 1, 2006 through September 4, 2006.
      The Company has accounted for these options in accordance with SFAS No. 123R by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. The amount of compensation cost recognized for these share options was US$7,826 (RMB 61,667) for the period August 7, 2006 to December 31, 2006, which was charged to general and administrative expenses.
      The option fair value of US$3.81 (RMB 29.77) per share or an aggregate of RMB 18,200,902 (US$2,329,000), on the date of grant was determined based on the Black-Scholes option pricing model, using the following assumptions:

December 28, 2006

Expected volatility	70%
Expected dividends yield	0%
Expected term	6.3 years
Risk-free interest rate (per annum)	5.13%
Estimated fair value of underlying ordinary shares (per share)	US$4.74
      The expected volatility of 70% was based on the average volatility of several listed comparable companies in the solar products manufactory industry. Since the Company did not have a trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the latest six year average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.
      The estimated fair value of the underlying ordinary shares on the date of the above grant was determined by management based on a contemporaneous valuation performed by American Appraisal China Limited (“American Appraisal”), an unrelated and independent valuation firm, as indicated in its valuation report, dated March 30, 2007.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      No options were granted during the years ended December 31, 2004 and 2005 and during the period January 1, 2006 to September 4, 2006. The only option activity during the period August 7, 2006 to December 31, 2006 was a grant of 610,929 options on December 28, 2006 and is summarized as follows:

Weighted
		Weighted		Average
		Average		Remaining
	Number of	Exercise		Contractual	Aggregate
	Shares	Price		Term	Intrinsic Value

Outstanding as of August 7, 2006	—		—
Granted on December 28, 2006	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2006	610,929	US$	2.10	10 years	RMB 12,604,281

Exercisable as of December 31, 2006	—		—	—

      As of December 31, 2006 there was RMB 18,139,235 (US$2,348,668) total unrecognized compensation cost related to non-vested share options, which were all issued on December 28, 2006. This cost is expected to be recognized on a straight line basis over the next four years.

(17)	Redeemable Convertible Preferred Shares
      On September 28, 2006, the Company issued 8,081,081 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) to Inspiration Partner Limited for an aggregate purchase price of US$17,010,000 (RMB 134,526,987) or US$2.10 per Series A Preferred Share. In conjunction with the issuance of the Series A Preferred Shares, the Company issued TB Management Ltd., an affiliate of Inspiration Partner Limited. a warrant to purchase 678,811 of ordinary shares at an exercise price of US$2.10 per share (the Series A Warrant). The Series A Warrant is exercisable at anytime prior to the Company’s initial public offering. As of December 31, 2006, the Series A Warrant had not been exercised.
      The Series A Warrant and Series A Preferred Shares were recorded at their relative fair value of US$211,341 (RMB 1,671,432) and US$16,798,659 (RMB 132,855,555), respectively, in aggregate or US$0.31 (RMB 2.43) and US$2.08 (RMB 16.23), respectively, on a per share basis. The relative fair value of the Series A Warrant was recorded as a discount to the issuance price of the Series A Preferred Shares and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the commitment date, since US$2.08, the effective conversion price of each of the Series A Preferred Shares, was greater than US$2.04, the fair value of each of the Company’s ordinary shares. The estimated fair value of the underlying Series A preferred shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series A Warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, expected volatility rate of 58%, risk-free interest rate of 5.04%, exercise price of US$2.10, and an expected term of 0.59 years. The estimated fair values of the Series A Preferred Shares and underlying ordinary shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.
      The Series A Preferred Shares are redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$22,133,600 equal to the Series A Preferred Shares issuance price plus 12% per annum. Consequently, the Series A Preferred Shares are classified outside of permanent equity of the Company. The accretion from Series A Preferred Share’s initial carrying value of US$16,748,659 to the Series A Preferred Shares’ redemption value of US$23,133,600 is reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholder in the accompanying consolidated statement of income and amounted to US$475,932 for the period August 7, 2006 to December 31, 2006.
      On December 13, 2006, the Company entered into an agreement to issue 24,405,377 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) to Baytree Investment (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd. and 13 other investors for an aggregate purchase price of US$118,000,000 (RMB 922,736,400) or US$4.835 per Series B Preferred Share. As of December 31, 2006, the Company issued 23,474,663 shares of Series B preferred shares for an aggregate purchase price of US$113,500,000 (RMB 887,547,300). Of the US$113,500,000, US$20,000,000 was received prior to the issuance date as advance payments. The Company used US$17,000,000 of the advanced payments to increase its equity interest in Tianwei Yingli to 53.98% from 51% (Note 23).
      In conjunction with the issuance of Series B Preferred Shares, the Company issued warrants to purchase 2,112,057 of ordinary shares at an exercise price of US$0.01 per share (the Series B Warrant) to investors who did not make advance payments. The Series B Warrant is exercisable at any time after April 30, 2007 or such later date on which the Series B Preferred shareholders agree and prior to the earlier of (a) the closing of the Company’s qualified initial public offering or (b) the conversion of the full amount of the principal of US$78,400,000 (RMB 612,856,640), and accrued interest of a shareholder loan that Yingli Green Energy provided to Tianwei Yingli with the proceeds funded from the Series B Preferred Shares into Tianwei Yingli’s registered capital (the “Shareholder Loan”). The Series B Warrant is not transferable and is subject to certain cancellation and return features. Upon the conversion of the Shareholder Loan any unexercised Series B Warrants will be automatically cancelled and the Series B preferred shareholders are obligated to return any shares issued under the exercise of the warrants. If the Series B preferred shareholders have sold their ordinary shares issued under the exercise of the warrants, then the Series B preferred shareholders will pay the Company an amount to be mutually determined between the Company and such Series B preferred shareholders.
      For Series B Preferred Shares that were issued with warrants, the Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$850,482 (RMB 6,650,603) and US$92,649,512 (RMB 724,500,650), respectively, in aggregate or US$0.42 (RMB 3.30) and US$4.79 (RMB 37.46), respectively, on a per share basis. The relative fair value of the Series B Warrant was recorded as a discount to the issuance price of the Series B Preferred Share and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued with warrants at the commitment date, since US$4.79, the effective conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares. The estimated fair value of the underlying Series B preferred shares at the commitment date was determined by management based on a contemporaneous valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
by the forecasted profitability and cash flows of the Company’s business. The relative fair value of the Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 47%, risk-free interest rate of 5.05% and expected term of 0.3 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital. The estimated fair values of the Series B Preferred Shares and underlying ordinary shares at the commitment date was also determined by management based on a contemporaneous valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.
      Further, the Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued without warrants at the commitment date, since US$4.835, the initial conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares.
      The Series B Preferred Shares are redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$154,360,000 (RMB 1,205,350,932) equal to the Series B Preferred Shares issuance price plus 12% per annum. Consequently, the Series B Preferred Shares are classified outside of permanent equity of the Company as of December 31, 2006. The accretion from Series B Preferred Share’s initial carrying value of US$112,649,514 (RMB 880,896,663) to Series B Preferred Share’s redemption value of US$154,360,000 (RMB 1,205,350,932) is reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholder in the accompanying consolidated statement of income and amounted to US$408,469 (RMB 3,218,654) for the period August 7, 2006 to December 31, 2006.
      One customer, with sales that accounted for more than 10% of the Company’s net revenue, during the period August 7, 2006 to December 31, 2006, purchased 2,068,252 Series B Preferred Shares.
      As of December 31, 2006, the Series A Preferred Shares and Series B Preferred Shares (collectively the “Preferred Shares”) are comprised of the following:

	Original Issue	Shares	Shares Issued
Series	Price Per Share	Authorized	and Outstanding	Carrying Amount

	US$			US$	RMB
A	2.10	8,081,081	8,081,081	17,224,591	134,501,664
B	4.835	24,405,377	23,474,663	113,057,983	882,835,869

		32,486,458	31,555,744

      The holders of Preferred Shares have various rights and preferences as follows:

Voting
      The holders have the right to one vote for each share of ordinary shares into which such shares can be converted at the voting date.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

Dividends
      Holders of the preferred shares are entitled to participate in dividends at the same rate per share as the ordinary shares, prior and in preference to any declaration or payment of any dividend on the ordinary shares, when and if declared by the Board of Directors. No dividends on preferred and ordinary shares have been declared since the issuance date through December 31, 2006.

Liquidation
      In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount per share equal to 100% of the original issue plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the preferred shares in proportion to their full preferential amounts. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and ordinary shares in proportion to the number of outstanding shares hold by each such holder.

Conversion
      Each share of preferred share is convertible, at the option of the holder, at any time after the date of issuance of such share for such preferred share according to a conversion ratio, subject to adjustment for dilution. Each share of preferred share shall be convertible into the number of shares of ordinary shares determined by dividing the applicable original issuance price by the conversion price. At December 31, 2006, each share of preferred share is convertible into one ordinary share.
      Each share of preferred share automatically converts into the number of shares of ordinary share into which such shares are convertible upon the earlier of any of the following events: (i) affirmative election of the holders of a majority of the preferred shares then outstanding, voting together as a single class, or (ii) the closing of a first firm commitment underwritten public offering of ordinary shares, resulting in net proceeds to the Company of at least US$100 million and a total market capitalization of at least US$750 million.
      At December 31, 2006, the Company had reserved 32,486,458 shares of ordinary shares for the conversion of the preferred shares.

Purchase price adjustment
      If Tianwei Yingli does not reach a certain level of Net Income (defined as consolidated profit after taxes, excluding any non-recurring or extraordinary items and adding back stock option charges, as reported in accordance with US GAAP) in 2006 and 2007, Yingli Power, the Company’s controlling shareholder, will transfer to the Series A and B Preferred Shareholder ordinary shares of the Company that Yingli Power holds pursuant to a pre-determined formula. The Company has agreed to convert such certain number of shares into Series A and B Preferred Shares at a ratio of 1 to 1. Management believes Tianwei Yingli met its 2006 Net Income target and as a result there was no purchase price adjustment in 2006. The 2007 purchase price adjustment will be waived if the Preferred Shares are converted to ordinary shares before the 2007 Net Income becomes available.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(18)	Ordinary Shares
      The Company’s Article of Associations, as amended on December 20, 2006, authorizes the Company to issue 967,513,542 shares of US$0.01 par value ordinary shares. As part of the Reorganization described in Note 1, on August 7, 2006, Yingli Power subscribed for 50,000,000 of the Company’s ordinary shares at par value of US$0.01 per share. On September 25, 2006, Yingli Power subscribed for an additional 9,800,000 of the Company’s ordinary shares for cash consideration of US$100,000.

(19)	Earnings per share

Basic and diluted earnings per share
      Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF Issue No. 03-06 for the year ended December 31, 2006 as follows:

	August 7, 2006
	(date of inception) to
	December 31, 2006

	RMB	US$
Numerator:
Net income	30,016,682	3,886,560
Accretion to Series A and B Preferred Shares redemption value	(6,968,903)	(902,334)
Earnings allocated to participating preferred shareholders	(2,478,968)	(320,976)
Numerator for basic earnings per share	20,568,811	2,663,250
Effect of dilutive securities	—	—
Numerator for diluted earnings per share	20,568,811	2,663,250
Denominator:
Denominator for basic earnings per share — Weighted-average ordinary shares outstanding	56,510,959	56,510,959
Series A Preferred Share Warrant	243,416	243,416
Series B Preferred Share Warrant	151,503	151,503
Denominator for diluted earning per share	56,905,878	56,905,878
Basic earnings per share	0.36	0.05
Diluted earnings per share	0.36	0.05
      Net income, after deducting accretion to holders of preferred shareholders, has been allocated to the ordinary share and preferred shares based on their respective rights to share in dividends.
      The computation of diluted income per share for the period August 7, 2006 to December 31, 2006, did not assume conversion of the Series A and B Preferred Shares because, when applying the if-converted method, the effect of the ordinary shares issuable upon conversion of Series A and B Preferred Shares, including the maximum number of 31,555,744 shares issuable under the conversion terms of the Series A and B Preferred Shares agreement as described in note 17, was anti-dilutive. The conversion of the Series A and B Preferred Shares was anti-dilutive because the amount of the accretion to the Series A and B Preferred Shares redemption value for the period per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic earnings per share.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      Potential dilutive securities also consisted of 5,458,768 ordinary shares issuable upon conversion of Mandatory Convertible Bonds payable to Yingli Power, 610,929 shares issuable upon the exercise of employee stock options and 2,068,252 ordinary shares issuable upon the exercise of warrants to purchase the Company’s shares as described in note 11. The conversion of the Mandatory Convertible Bonds payable to Yingli Power was anti-dilutive because the amount of interest expense attributable to the Mandatory Convertible Bonds payable to Yingli Power for the period per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic earnings per share. The employee stock options and the warrant issued to China Sunshine Investment Co., Ltd (note 11) to purchase the Company’s ordinary shares were anti-dilutive because the number of shares which could be acquired under the treasury stock method exceeded the number of shares required to be issued upon exercise of the employee stock options and the warrant.
      On August 25, 2006, Yingli Green Energy entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which the Company granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right only after certain conditions are satisfied following the completion of the Company’s IPO. These subscription rights do not have an effect on earnings per share as these are contingent on the fulfilment of certain conditions in the future.

(20)	Related-Party Transactions

a) Amounts due from related parties:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Loans to Yingli Group	8,446,964	8,847,268	59,847,268	—	—
Prepayments for material purchases	—	15,000,000	3,902,773	4,857,752	628,982
Other	1,297,803	2,122,659	13,433,879	8,300,000	1,074,684

Total amounts due from related parties	9,744,767	25,969,927	77,183,920	13,157,752	1,703,666

Loans to Yingli Group
      Loans of RMB 8,446,964 were issued to Yingli Group prior to 2004. The Company provided additional loans to Yingli Group of nil, RMB 400,304, RMB 51,000,000 (US$6,603,480) and RMB 64,000,000 (US$8,286,721) during the years ended December 31, 2004, December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively. All loans to Yingli Group were provided to support the operating activities of Yingli Group. The amounts due from Yingli Group were unsecured, interest-free and had no definite terms of repayment. Yingli Group repaid the outstanding loans of RMB 123,847,268 (US$16,035,745) in full during the period August 7, 2006 to December 31, 2006.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

Prepayments for material purchases
      During the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, the Company made prepayments of nil, RMB 1,549,531 (US$200,633) and RMB 2,381,148 (US$308,311), respectively, to a subsidiary of Yingli Group for the purchase of packaging materials. The outstanding balance was reduced by purchases of packaging materials by nil, RMB 1,137,554 (US$147,291) and RMB 1,423,746 (US$184,347) during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively.
      The Company also made prepayments of RMB 15,000,000, RMB 5,026,818 (US$650,872), and RMB 2,681,611 (US$347,215) to a company that has a shareholder who is a member of the Company’s senior management, for the purchase of raw materials during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively. The purchases related to the RMB 15,000,000 of prepayment made in 2005, did not occur and the amount was fully repaid in January 2006. The outstanding balance was reduced by purchases of raw materials by nil, RMB 1,891,838 (US$244,955) and RMB 2,328,218 (US$301,458) during the year ended December 31, 2005, period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively.
      The Company paid RMB 900,000 (US$116,532) and nil to a subsidiary company of Tianwei Group (the parent company of Tianwei Baobian) for the purchase of raw materials during the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively. The amount was reduced by purchases of raw material of RMB 544,184 (US$70,461) and RMB 355,816 (US$46,071), during the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, respectively.
      The amount of prepayments to related parties for material purchases have been classified as current because the amount as of each balance sheet date is expected to be utilized within 12 months.

Other
      Other includes an amount due from management of RMB 1,297,803 and RMB 2,122,659 as of December 31, 2004 and December 31, 2005, respectively, for cash advances to management employee to be used for conducting the Company’s business activities, including air transportation, hotels, meals and entertainment. During the year ended December 31, 2005 and the period ended September 4, 2006, the amounts were subsequently charged to expense when the expenses were incurred. During the period January 1, 2006 to September 4, 2006 and the period August 7, 2006 to December 31, 2006, all cash advances to management employees were made and charged to expenses within the same period.
      As of September 4, 2006, other also includes expenses paid by Tianwei Yingli on the behalf of Yingli Green Energy for costs in connection with Yingli Green Energy’s initial public offering of RMB 5,133,879 (US$664,735) during the period January 1, 2006 to September 4, 2006. Such amounts are included as deferred offering costs in the balance sheet as of December 31, 2006.
      During the period January 1, 2006 to September 4, 2006 and period August 7, 2006 to December 31, 2006, the Company made payments to Tianwei Group of RMB 8,300,000 (US$1,074,684) and RMB 8,240,000 (US$1,066,915). The payments were made as deposits for Tianwei Baobian to secure letter of credit issued to certain overseas equipment suppliers and is to be reclassified to “construction in progress”

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
when Tianwei Group pays the amount to the equipment suppliers on the Company’s behalf. The outstanding balances were RMB 8,300,000 and RMB 8,300,000 (US$1,074,684) as of September 4, 2006 and December 31, 2006, respectively.

b) Capital Subscription Receivable
      As of December 31, 2004, December 31, 2005, Yingli Group owed Tianwei Yingli RMB 5,000,000 and RMB 5,000,000 for subscribed capital. This subscription receivable was settled on August 14, 2006, through a profit appropriation (dividend) which Yingli Group contributed to Tianwei Yingli.

c) Amounts Due to Related Parties

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006	December 31, 2006

	RMB	RMB	RMB	RMB	US$
Borrowings from related parties	(8,100,000)	(100,350,000)	(21,800,000)	(31,849,352)	(4,123,854)
Payables to related parties	—	(1,800,000)	(1,150,000)	(1,991,793)	(257,897)
Amount due to Tibetan Yingli	—	(8,000,000)	(8,000,000)	—	—

Total amounts due to related parties	(8,100,000)	(110,150,000)	(30,950,000)	(33,841,145)	(4,381,751)

Borrowings from related parties
      In 2002, the Company borrowed RMB 8,000,000 from Tianwei Baobian, which bore interest at a rate of 7.56% per annum and was due on demand and repaid during the period August 7, 2006 to December 31, 2006. During 2005, the Company borrowed an additional RMB 8,000,000 from Tianwei Baobian and repaid the same amount later in 2005. Such loan was interest free and had no specific repayment date. During the year ended 2005, the Company also borrowed an additional RMB 92,250,000 from Tianwei Baobian and its subsidiaries. This loan was unsecured, interest-free, had no specific due date and was paid during the period January 1, 2006 to September 4, 2006. In addition, during the period January 1, 2006 to September 4, 2006, the Company borrowed and repaid within that period an additional RMB 7,200,000 (US$932,256) from Tianwei Baobian. Such loan was interest free and had no specific repayment date.
      The Company received an interest free loan from a member of management of RMB 100,000 prior to 2002. The Company also received an interest free loan of RMB 13,100,000 (US$1,696,188) from members of management during the period January 1, 2006 to September 4, 2006, of which RMB 52,400 (US$6,785) was repaid during the period August 7, 2006 to December 31, 2006. The loans were received to support the Company’s cash flow needs. The interest free loans had no specific due dates and were issued solely for cash. No other rights or privileges were exchanged and therefore no interest has been imputed.
      The Company also borrowed RMB 600,000 (US$77,688) from Yingli Group during the period January 1, 2006 to September 4, 2006. Such loan was interest free and had no specific repayment date. During the period August 7, 2006 to December 31, 2006, the Company borrowed an additional RMB 322,449

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
(US$41,751) from Yingli Group and repaid the original RMB 600,000 (US$77,688) loan due to Yingli Group. All loans made were to support the Company’s cash flow needs.
      During the period August 7, 2006 to December 31, 2006, the Company borrowed RMB 20,000,000 (US$2,589,600) from a company 51% and 49% owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, respectively. Such loan was interest free and had no specific repayment date. The Company repaid RMB 1,620,697 (US$209,848) during the period August 7, 2006 to December 31, 2006 and the remaining RMB 18,379,303 (US$2,379,752) was repaid on January 11, 2007.
      The Company’s interest free borrowings from related parties had no specific due dates and were issued solely for cash. No other rights or privileges were exchanged and therefore no interest has been imputed.

Payables to related parties
      During the year ended December 31, 2005, the Company received advance payments for the sale of raw material inventory of RMB 3,643,645, from a company that has an equity shareholder who is a member of the Company’s senior management. The advance payment was reduced by sales to the related party of RMB 1,993,645, during 2005 and was further reduced by RMB 500,000 (US$64,740) during the period January 1, 2006 to September 4, 2006.
      The Company also purchased RMB 150,000 during the year ended December 31, 2005 for cleaning products and office supplies from an entity controlled by Yingli Group. The Company paid the amount of RMB 150,000 (US$19,422) during the period January 1, 2006 to September 4, 2006.
      Payables to related parties also include an amount of RMB 841,793 (US$108,995) due to a subsidiary company of Tianwei Group. The Company purchased RMB 2,341,793 (US$303,215) and paid RMB 1,500,000 (US$194,220) for purchase of raw materials, during the period August 7, 2006 to December 31, 2006.

Amount due to Tibetan Yingli
      On December 31, 2005 and September 4, 2006, the amount due to Tibetan Yingli represents the unpaid purchase price to acquire additional 40% of equity interest of Tibetan Yingli. During the period August 7, 2006 to December 31, 2006, the amount was repaid pursuant to the approval of Board of Tibetan Yingli’s by offsetting the amount due with advances of an equivalent amount made by the Company to Tibetan Yingli (note 9).

(21)	Capital Commitments
      As of December 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated RMB 513,291,324 (US$66,460,965).
      As of December 31, 2006, commitments outstanding for the purchase of polysilicon approximated RMB 1,841,601,185 (US$238,450,537).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(22)	Net Asset Purchase
      On March 31, 2005, the Company acquired certain assets and assumed certain liabilities of Baoding Rectifier Co., Ltd (“Baoding Rectifier”) for cash consideration of RMB 1,000,000, which was paid in August 2006. Baoding Rectifier is located next to the Company’s main operating plant in Baoding, PRC. Since 2003, Baoding Rectifier had discontinued its operations and was no longer producing or selling products or services. The Company acquired the assets of Baoding Rectifier in order to obtain the building and land use rights held by Baoding Rectifier and use it for its manufacturing operations. The acquired assets and liabilities did not constitute a business within the meaning of EITF 98-3 Determining Whether a Nonmonetory Transaction Involves Receipt of Productive Assets or of a Business. Therefore, the Company did not account for the acquisition of assets and liabilities as a business combination. The assets and liabilities acquired by the Company are stated at their relative fair values, as follows:

	RMB	US$

Assets acquired:
Property, plant and equipment	3,042,347	393,923
Land use rights	6,984,391	904,339
Other assets	67,548	8,746
Deferred income tax assets	228,998	29,651

Total assets acquired	10,323,284	1,336,659
Liabilities assumed:
Short term borrowing	70,000	9,064
Accounts payable	171,512	22,207
Unpaid salary and welfare costs	7,626,712	987,507
Income tax payable	1,455,060	188,401

Total liabilities assumed	9,323,284	1,207,179

(23)	Step-up Acquisitions

(a)	Goodwill
      The Company accounts for its step-up acquisitions of the equity interests in Tianwei Yingli using the purchase method. This method requires that the acquisition cost to be allocated to the assets acquired, including separately identifiable intangible assets, and liabilities assumed based on a pro-rata share of their estimated fair values. The Company makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.
      The Company did not have any goodwill prior to November 20, 2006. Goodwill in the amount of RMB 3,984,994 (US$515,977) arose during the period August 7, 2006 to December 31, 2006 resulting from the Company’s acquisition of 2.98% minority interest in Tianwei Yingli (as described below).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

Acquisition of additional equity interest in Tianwei Yingli to 53.98% from 51%
      On November 20, 2006, the Company made an equity contribution of RMB 130,940,000 (US$16,954,112) into Tianwei Yingli, which increased the Company’s equity interest in Tianwei Yingli to 53.98% from 51% and diluted the minority shareholder’s interest in Tianwei Yingli to 46.02%. The acquisition of the minority interest was accounted for by the Company using the purchase method of accounting.
      The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at acquisition date:

	RMB	US$

Total cash consideration	130,940,000	16,954,112
Less: Ownership interest in cash consideration (53.98%×RMB 130,940,000)	(70,681,412)	(9,151,830)

Net cash consideration	60,258,588	7,802,282

Net tangible assets acquired	7,891,594	1,021,804
Identifiable intangible assets:
Trademarks	5,044,000	653,097
Technical know-how	25,432,000	3,292,936
Customer relationships	7,141,000	924,617
Order backlog	2,268,000	293,660
Short-term supplier contracts	2,761,000	357,494
Long-term supplier contracts	5,736,000	742,697
Goodwill	3,984,994	515,977

Purchase price allocated	60,258,588	7,802,282

      The purchase price allocation for the acquisition is primarily based on an appraisal also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, together with the managements assessment based on their experience in photovoltaic manufacturing business in the PRC.
     Acquisition of additional equity interest in Tianwei Yingli to 62.13% from 53.98%
      On December 18, 2006, the Company made an additional equity contribution of RMB 484,840,000 (US$62,777,087) to Tianwei Yingli, which increased the Company’s equity interest in Tianwei Yingli into 62.13% from 53.98% and diluted the minority shareholder’s interest in Tianwei Yingli to 37.87%. The acquisition of the minority interest was accounted for by the Company using the purchase method and was funded in part by the proceeds from the issuance of the Mandatory Convertible and Redeemable Bonds (note 11).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at acquisition date:

	RMB	US$

Total cash consideration	484,840,000	62,777,087
Less: Ownership interest in cash consideration (62.13%×RMB 484,840,000)	(301,231,092)	(39,003,404)

Net cash consideration	183,608,908	23,773,683

Net tangible assets acquired	22,807,970	2,953,176
Identifiable intangible assets
Trademarks	10,554,310	1,366,572
Technical know-how	82,176,443	10,640,207
Customer relationships	15,485,165	2,005,019
Order backlog	9,683,048	1,253,761
Short-term supplier contracts	1,541,827	199,636
Long-term supplier contracts	41,360,145	5,355,312

Purchase price allocated	183,608,908	23,773,683

      The purchase price allocation for the acquisition is primarily based on an appraisal also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, together with the management’s assessment based on their experience in PV manufacturing business in the PRC.

(b)	Intangible Assets
      As of December 31, 2004, December 31, 2005 and September 4, 2006, the Company had an intangible asset related to an acquired technical license. The intangible asset and related accumulated amortization are as follows:

	Predecessor

	December 31,	December 31,	September 4,
	2004	2005	2006

	RMB	RMB	RMB
Technical license
Cost	450,000	450,000	450,000
Less: Accumulated amortization	(75,000)	(165,000)	(450,000)

Intangible asset, net	375,000	285,000	—

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      As of December 31, 2006, the Company’s intangible assets related to the Company’s acquisitions of minority interest in Tianwei Yingli and consisted of the followings:

	December 31, 2006

		Gross
	Amortization	carrying	Accumulated
	period	amount	amortization	Intangibles, net

	Years	RMB	RMB	RMB	US$
Trademark	Indefinite	15,598,310	—	15,598,310	2,019,669
Technical know-how	6	107,608,443	(927,492)	106,680,951	13,813,050
Customer relationship	6	22,626,165	(218,269)	22,407,896	2,901,375
Order backlog	1.5	11,951,048	(383,179)	11,567,869	1,497,808
Short-term supplier agreements	less than 1 year	4,302,827	(716,344)	3,586,483	464,378
Long-term supplier agreements	5-9 beginning 2009	47,096,145	—	47,096,145	6,098,009

Total		209,182,938	(2,245,284)	206,937,654	26,794,289

      Technical know-how represents self-developed technologies, which were feasible at the acquisition date and include the design and configuration of the Company’s PV manufacturing line, manufacturing technologies and process for high efficiency silicon solar cells and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. The Company estimated that the economic useful life of technical know-how is 6 years by taking into consideration of the remaining life cycle of the current manufacturing technologies.
      The Company estimated the useful life of the customer relationships based primarily on the historical experience of the Company’s customer attrition rate and the Company estimates of sales to these customers in future years. A straight-line method of amortization has been adopted as the pattern in which the economic benefit of the customer relationship are used, can not be reliably determined. Order backlog represents several unfulfilled sales agreements where delivery of goods is scheduled through June 2008. The estimated fair values of short-term and long-term supply agreements were determined based on the present value of the after-tax cost savings of the Company’s long-term and short-term supply agreements. The after-tax cost savings of the Company’s long-term and short-term supply agreements were based on the difference of price of polysilicon between the agreed purchase price per the supply contracts and the forecasted spot market price at time of the forecasted inventory acquisition. The after-tax costs savings also considered the interest impact of making the pre-payments in accordance with the supply agreements payment terms. The Company estimated the useful life of the short-term and long-term supply agreements based upon the contractual delivery periods specified in each agreement. The long-term supply agreements relate to two long-term polysilicon supply agreements with delivery period commencing in 2009. The intangible asset in connection with these two agreements will be amortized over the delivery period of 5 and 9 years, commencing in 2009.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
      The aggregate amortization expense for intangibles August 7, 2006 to December 31, 2006 was RMB 2,245,284 (US$290,719). Amortization expense related to i) customer relationships and order backlog of RMB 601,448 (US$77,875) is recorded in selling expense, ii) technical know-how of RMB 927,492 (US$120,092) is recorded in general and administrative expense amortization, and iii) supplier agreements of RMB 716,344 (US$92,752) is recorded in cost of revenues. As of December 31, 2006, the estimated amortization expense for the next five years is as follows:

December 31,

RMB
2007	32,088,278
2008	24,134,933
2009	26,277,201
2010	26,277,201
2011	26,277,201

135,054,814

(24)	Geographic Revenue Information
      The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Predecessor

	Years Ended December 31				August 7, 2006 (date of
			From January 1, 2006 to		inception) to December 31,
	2004	2005	September 4, 2006		2006

	RMB	RMB	RMB	US$	RMB	US$
Europe:
— Germany	80,462,529	238,983,858	602,785,544	78,048,677	406,889,138	52,684,009
— Spain	—	28,500,778	78,595,263	10,176,515	157,473,909	20,389,723
— Austria	6,476,061	19,971,063	—	—	—	—
— Others	—	8,586,846	66,250,764	8,578,150	22,202,092	2,874,727

Subtotal-Europe	86,938,590	296,042,545	747,631,571	96,803,342	586,565,139	75,948,459
PRC (excluding Hong Kong, Macau and Taiwan)	28,791,109	57,292,144	30,940,554	4,006,184	50,027,539	6,447,566
Hong Kong	—	—	83,799,181	10,850,319	70,785,984	9,165,370
United States of America	—	6,462,421	13,502	1,748	40,563,727	5,252,192
Other countries	4,761,163	4,984,512	32,961,274	4,267,825	6,854,577	887,531

Total gross revenue	120,490,862	364,781,622	895,346,082	115,929,418	754,796,966	97,731,118

Sales tax and surcharge	(8,242)	(2,987,288)	(11,357,591)	(1,470,581)	(4,208)	(545)

Total net revenues	120,482,620	361,794,334	883,988,491	114,458,837	754,792,758	97,730,573

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(25)	Subsequent Events

a) Issuance of additional Series B Preferred Shares
      From January 1, 2007 through January 13, 2007, the Company issued an additional 930,714 Series B Preferred Shares to two investors for an aggregated purchase price of US$4,500,000. In connection with the issuance of these Series B Preferred Shares, the Company issued warrants to purchase 105,603 of ordinary shares to the investors. These warrants are subject to certain cancellation and return features as described in note 17.

b) Issuance of restricted stock
      On January 19, 2007 and under the Plan, the Company’s board of directors granted to DBS Trustee Limited, or the “trustee”, an aggregate of 2,576,060 restricted shares for the benefit of 68 trust participants, consisting of an aggregate of 1,576,300 restricted shares granted to eight directors and officers of the Company and Tianwei Yingli and an aggregate of 999,760 restricted shares granted to 60 other employees pursuant to a restricted stock award agreement and a trust deed. The trustee will hold the restricted shares in trust and will be the registered holder of the restricted shares until such shares are vested, forfeited or repurchased by instructions to the trustee in connection with the administration of the trust. The fair value of each restricted share is US$4.96 (RMB 38.58) at the grant date as determined by the fair value of the underlying ordinary shares. The related compensation expense will be amortized on straight-line basis over a 5-year vesting period.

c) Loans Guaranteed by Tianwei Group
      In January 2007, the Company received a loan extended by Bank of China to Tianwei Yingli in a principal amount of US$3.3 million at an interest rate of 6.21% per annum. The loan was guaranteed by Tianwei Group was and repaid on March 5, 2007.
      In February 2007, the Company obtained loans of RMB 145.0 million (US$18.8 million) in the aggregate from China Everbright Bank, China CITIC Bank and Bank of Communications. The loans bear interest rate at 6.12% per annum and were guaranteed by Tianwei Baobian. The loans all mature within one year.

d) Issuance of Additional Series B Warrants
      In March 2007, we entered into an agreement to issue to the Series B preferred shareholders (other than the three investors who had made advance payments) additional warrants with terms similar to the previously issued Series B Warrants to purchase an aggregate of 688,090 of our ordinary shares at a per share price of US$0.01 in exchange for the early termination of an escrow arrangement which removed the restriction on the proceeds of US$19.6 million that were received from the issuance and sale of the Series B Preferred Shares that took place from December 20, 2006 through January 13, 2007.

e) Amendment to the 2006 Stock Incentive Plan and the Board of Directors’ Approval for New Grants

Amendment to the 2006 Stock Incentive Plan
      In April 2007, the Company’s board of directors approved, subject to shareholders’ approval, an amendment to the Company’s 2006 stock incentive plan to increase the number of ordinary shares that the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements
Company is authorized to issue under the 2006 stock incentive plan from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of restricted shares and up to 5,525,415 shares may be issued for the purpose of granting options. The amendment did not change any other material provisions of the 2006 stock incentive plan.

The Board of Directors’ Approval of New Grants
      In April 2007, the board of directors approved to grant options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee, subject to the completion of the Company’s IPO. These options will have an exercise price per share equal to the public offering price.
      In April 2007, the board of directors also approved to grant an aggregate of 45,000 restricted shares to the trustee for the benefit of one key employee and one third-party service provider.

f) Short-term Borrowings
      For the period from April 1, 2007 to June 3, 2007, the Company obtained additional short-term bank borrowings of RMB 827,202,524 with a weighted average interest rate of 5.90% from several financial institutions and repaid RMB 249,606,522. These short-term borrowings were generally made to purchase equipment to build a new manufacturing plant, make prepayments to inventory suppliers to secure polysilicon and other materials and repay certain short-term bank borrowings.

g)	Exercise of Series A warrant
      On May 23, 2007, the Series A warrant was exercised at the exercise price of US$2.10 per ordinary share and the Company issued 678,811 ordinary shares and received aggregate proceeds of US$1,425,503.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Consolidated Financial Statements

(26)	Unaudited Pro Forma Information
     Pro Forma Earnings Per Share
      If the IPO is completed under the terms presently anticipated that would result in the Company receiving net proceeds of at least US$100 million and the Company achieving a market capitalization exceeding US$750 million, all of the Company’s Series A and Series B redeemable convertible preferred shares and Mandatory Convertible Bonds payable to Yingli Power will automatically convert into 8,081,081, 23,474,663 and 5,458,768 of ordinary shares, respectively, as of the closing of the offering. The calculation of unaudited pro forma earnings per share assumes the conversion of the Series A and Series B redeemable convertible preferred shares into ordinary shares on a one for one basis and the conversion of the Mandatory Convertible Bonds payable to Yingli Power as of August 7, 2007 (date of inception). The number of ordinary shares to be issued upon the conversion of the Mandatory Convertible Bonds payable to Yingli Power is equivalent to a 3.73% effective equity interest in Tianwei Yingli, which the Company has estimated based on the number of shares to be issued upon conversion based on Yingli Green Energy’s outstanding shares on a fully diluted basis and the relevant ownership percentage in Tianwei Yingli. The Company’s pro forma earnings per share calculation is as follows:

	August 7, 2006
	(date of inception) to
	December 31, 2006

	RMB	US$
Numerator:
Net income available to ordinary shares	23,047,779	2,984,227
Earnings allocated to participating preferred shares	2,478,968	320,977
Accretion to Series A and B Preferred Shares redemption value	6,968,903	902,334
Interest expense on Mandatory Convertible Bonds payable to Yingli Power	4,867,088	630,191
Pro forma net income available to ordinary shareholders	37,362,738	4,837,728

Denominator for pro forma basic income per share
Weight average number of ordinary shares outstanding	56,510,959	56,510,959
Shares issuable upon conversion of:
Series A Preferred Shares	8,081,081	8,081,081
Series B Preferred Shares	23,474,663	23,474,663
Mandatory Convertible Bonds payable to Yingli Power	5,458,768	5,458,768

Denominator for pro forma basic earnings per share	93,525,471	93,525,471

Dilutive effect of Series A preferred share warrant	243,416	243,416
Dilutive effect of Series B preferred share warrant	151,503	151,503
Denominator for pro forma diluted earnings per share	93,920,390	93,920,390

Pro forma earnings per share — basic	0.40	0.05
Pro forma earnings per share — diluted	0.40	0.05

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
Unaudited Condensed Consolidated Balance Sheets

		December 31,	March 31,
	Note	2006	2007

		RMB	RMB	US$
ASSETS
Current assets
Cash		78,454,551	105,416,818	13,649,370
Restricted cash	(4)	321,780,307	433,043,129	56,070,428
Accounts receivable, net		281,920,557	252,670,098	32,715,726
Inventories	(5)	811,745,634	897,864,680	116,255,526
Prepayments to suppliers	(6)	134,823,298	330,292,323	42,766,253
Prepaid expenses and other current assets		84,003,092	78,951,680	10,222,665
Amounts due from related parties	(11)	13,157,752	15,002,380	1,942,508

Total current assets		1,725,885,191	2,113,241,108	273,622,476

Long-term prepayments to supplier	(6)	226,273,660	227,161,872	29,412,921
Property, plant and equipment, net		583,498,389	755,034,252	97,761,841
Land use rights and other long-term assets		66,881,005	71,075,412	9,202,845
Intangible assets and goodwill		210,922,648	201,352,952	26,071,182

Total assets		2,813,460,893	3,367,865,596	436,071,265

LIABILITIES, MINORITY INTEREST, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(7)	267,286,306	731,948,522	94,772,701
Borrowings from related parities	(11)	31,849,352	28,570,049	3,699,250
Accounts payable		123,224,685	162,700,886	21,066,512
Other current liabilities and accrued expenses		96,733,068	87,133,689	11,282,070
Advances from customers		113,637,769	65,192,777	8,441,161
Income taxes payable		33,518,114	3,474,072	449,823
Other amounts due to related parties	(11)	1,991,793	1,801,782	233,295

Total current liabilities		668,241,087	1,080,821,777	139,944,812
Deferred income taxes		15,996,845	16,375,822	2,120,342
Mandatory convertible bonds payable to Yingli Power		362,530,181	361,726,290	46,836,323
Mandatory redeemable bonds payable to Yingli Power		293,109,511	292,459,559	37,867,666

Total liabilities		1,339,877,624	1,751,383,448	226,769,143
Minority interest	(15)	387,715,972	401,762,301	52,020,186
Series A redeemable convertible preferred shares	(9)	134,501,664	136,899,386	17,725,734
Series B redeemable convertible preferred shares	(9)	882,835,869	929,774,916	120,387,264
Shareholders’ equity:
Ordinary shares	(9)	4,744,652	4,905,175	635,122
Additional paid-in capital		35,342,380	124,110,296	16,069,802
Accumulated other comprehensive income		5,394,953	18,138,875	2,348,622
Retained earnings		23,047,779	891,199	115,392

Total shareholders’ equity		68,529,764	148,045,545	19,168,938
Commitments and contingencies	(13)	—	—	—

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity		2,813,460,893	3,367,865,596	436,071,265

See accompanying notes to the unaudited condensed consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Statements of Operations

		Predecessor

		Three-Month
		Period Ended
		March 31,	Three-Month Period Ended
		2006	March 31, 2007

	Note	RMB	RMB	US$
Net revenues	(3)	200,899,638	428,553,460	55,489,106
Cost of revenues		153,676,423	338,943,596	43,886,420

Gross profit		47,223,215	89,609,864	11,602,686
Selling expenses		5,272,243	17,370,923	2,249,187
General and administrative expenses		5,776,804	23,692,289	3,067,678
Research and development expenses		592,968	7,578,902	981,316

Total operating expenses		11,642,015	48,642,114	6,298,181

Income from operations		35,581,200	40,967,750	5,304,505
Other income (expense):
Interest expense		(4,855,161)	(19,179,997)	(2,483,426)
Interest income		59,917	307,912	39,868
Other expense		(458,875)	(69,573)	(9,008)

Income before income taxes and minority interest		30,327,081	22,026,092	2,851,939
Income tax (expense) benefit	(14)	(5,375,453)	359,993	46,612

Income before minority interest		24,951,628	22,386,085	2,898,551
Minority interest	(15)	28,151	(14,046,329)	(1,818,719)

Net income		24,979,779	8,339,756	1,079,832

Accretion of Series A and Series B redeemable convertible preferred shares to redemption value		—	(30,496,336)	(3,948,666)

Net loss applicable to ordinary shareholders		—	(22,156,580)	(2,868,834)

Basic and diluted loss per share applicable to ordinary shareholders	(10)	—	(0.36)	(0.05)
Pro forma basic earnings per share	(19)	—	0.18	0.02
Pro forma diluted earnings per share	(19)	—	0.17	0.02
See accompanying notes to the unaudited condensed consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
Unaudited Condensed Consolidated Statement of Shareholders’ Equity and Comprehensive Income

		Ordinary Share
					Accumulated
				Additional	Other			Total
		Numbers of		Paid-in	Comprehensive	Retained		Comprehensive
		Shares	Amount	Capital	Income	Earnings	Total	Income

	Note		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006		59,800,000	4,744,652	35,342,380	5,394,953	23,047,779	68,529,764
Exercise of warrant		2,068,252	160,523	77,452,478			77,613,001
Net income						8,339,756	8,339,756	8,339,756
Foreign currency translation adjustment					12,743,922		12,743,922	12,743,922

								21,083,678

Issuance of warrants in connection with issuance of Series B redeemable convertible preferred shares	(9)			343,035			343,035
Issuance of warrants in connection with release of escrow arrangement	(9)			5,848,702			5,848,702
Accretion of Series A redeemable convertible preferred shares to redemption value						(3,688,902)	(3,688,902)
Accretion of Series B redeemable convertible preferred shares to redemption value						(26,807,434)	(26,807,434)
Share-based compensation expense	(8)			5,123,701			5,123,701

Balance as of March 31, 2007		61,868,252	4,905,175	124,110,296	18,138,875	891,199	148,045,545

Balance as of March 31, 2007 - US$			635,122	16,069,802	2,348,622	115,392	19,168,938

See accompanying notes to the unaudited condensed consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Statements of Cash Flows

		Predecessor

		Three-Month
		Period Ended
		March 31,	Three-Month Period Ended
		2006	March 31, 2007

	Note	RMB	RMB	US$
Net income		24,979,779	8,339,756	1,079,832
Adjustments to reconcile net income to net cash used in provided by operating activities:
Depreciation and amortization		7,238,630	24,495,780	3,171,714
Bad debt recovery		—	(252,920)	(32,748)
Minority interest	(15)	(28,151)	14,046,329	1,818,719
Equity in loss of an affiliate		193,576	138,473	17,929
Share-based compensation		—	5,123,701	663,417
Deferred income tax expense (benefit)		1,732,711	(359,992)	(46,612)
Changes in operating assets and liabilities:
Restricted cash related to purchase of inventory and other operating activities		11,069,515	(12,148,553)	(1,572,995)
Accounts receivable		(16,070,328)	29,503,379	3,820,098
Inventories		(55,551,475)	(8,220,066)	(1,064,334)
Prepayments to suppliers		(53,448,166)	(274,256,218)	(35,510,697)
Prepaid expenses and other current assets		(14,796,075)	15,198,969	1,967,962
Amounts due from related parties	(11)	12,030,870	176,070	22,798
Accounts payable		8,997,178	31,573,346	4,088,117
Other current liabilities, accrued expense and income tax payable		10,550,124	(25,383,925)	(3,286,711)
Advances from customers		48,136,999	(48,444,992)	(6,272,658)
Amounts due to other related parties	(11)	79,084	(190,011)	(24,603)

Net cash used in operating activities		(14,885,729)	(240,660,874)	(31,160,772)

See accompanying notes to the unaudited condensed consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Statements of Cash Flows — (Continued)

		Predecessor

		Three-Month
		Period Ended
		March 31,	Three-Month Period Ended
		2006	March 31, 2007

	Note	RMB	RMB	US$
Cash flows from investing activities
Purchase of property, plant and equipment		(34,348,683)	(173,458,514)	(22,459,410)
Payment for land use rights		—	(2,254,429)	(291,903)
Release of restricted cash relating to Series B redeemable convertible preferred shares		—	151,196,848	19,576,969
Restricted cash placed as collateral for bank loans		—	(252,908,340)	(32,746,574)
Loans made to Yingli Group	(11)	(1,303,377)	(2,020,697)	(261,640)
Repayment of advances to an affiliate		1,080,900	—
Advances paid to an affiliate		—	(2,367,274)	(306,515)

Net cash used in investing activities		(34,571,160)	(281,812,406)	(36,489,073)

Cash flows from financing activities
Proceeds from bank borrowings		177,874,325	775,933,238	100,467,842
Repayment of bank borrowings		(51,859,090)	(334,271,022)	(43,281,415)
Contribution from minority interest shareholder of Yingli Guangfu		490,000	—
Proceeds from exercise of warrant		—	77,613,001	10,049,332
Proceeds from issuance of Series B redeemable convertible preferred shares		—	34,803,900	4,506,409
Repayment of over subscription of Series B redeemable convertible preferred shares		—	(23,672,074)	(3,065,060)
Proceeds from borrowings from related parties	(11)	—	40,220,697	5,207,776
Repayment of borrowings from related parties	(11)	(3,000,000)	(43,500,000)	(5,632,380)
Proceeds from borrowings from third party non-financial services companies		—	35,000,000	4,531,800
Repayment of borrowings from third party non-financial services companies		(45,500,876)	(12,000,000)	(1,553,760)

Net cash provided by financing activities		78,004,359	550,127,740	71,230,544
Effect of foreign currency exchange rate changes on cash		—	(692,193)	(89,625)

Net increase in cash		28,547,470	26,962,267	3,491,074
Cash at beginning of period		14,864,672	78,454,551	10,158,296

Cash at end of period		43,412,142	105,416,818	13,649,370

See accompanying notes to the unaudited condensed consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Statements of Cash Flows — (Continued)
Supplemental disclosure of cash flow information:

	Predecessor

	Three-Month
	Period Ended
	March 31,	Three-Month Period Ended
	2006	March 31, 2007

	RMB	RMB	US$
Interest paid, net of capitalized interest (note 16)	2,614,891	11,701,988	1,515,174
Income tax paid	—	30,044,042	3,890,103
Non-cash investing transactions:
Payables for purchase of property, plant and equipment	5,068,370	7,902,859	1,023,262
See accompanying notes to the unaudited condensed consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

(1)	Basis of Presentation
      The accompanying unaudited condensed consolidated financial statements consist of the financial statements of Yingli Green Energy Holding Company Limited and subsidiary (“Yingli Green Energy”). For financial reporting purposes, Baoding Tianwei Yingli New Energy Resources Co., Ltd and subsidiary (“Tianwei Yingli”) is considered to be the predecessor of Yingli Green Energy and therefore, the unaudited condensed consolidated financial statements of Tianwei Yingli have been presented for the comparative three-month period ended March 31, 2006.
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. Disclosures have been made in the unaudited condensed consolidated financial statements where events subsequent to the year ended December 31, 2006, have occurred which have a material impact on the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of Yingli Green Energy as of December 31, 2006 and the related consolidated statements of income, shareholder’s equity and comprehensive income, and cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and the consolidated balance sheet of Tianwei Yingli as of September 4, 2006 and the related consolidated statements of income, owners’ equity, and cash flows for the period from January 1, 2006 through September 4, 2006, included elsewhere.
      In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2007, and the results of operations and cash flows for the three-month periods ended March 31, 2006 and 2007, have been made.
      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, realizability of deferred income tax assets and the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.
      Management believes the Company’s business operations are subject to seasonal affects because European customers generally have less demand for PV modules in the first quarter of each calendar year. Consequently, the Company’s financial position, operating results, cash flows and trends in these unaudited condensed consolidated financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.
      For the convenience of readers, certain amounts as of and for the three-month period ended March 31, 2007 included in the accompanying condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB 7.7232, being the noon buy rate for U.S. dollars in effect on March 30, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
could be, converted into U.S. dollars at that rate or at any other certain rate on March 30, 3007, or at any other date.

(2)	Recently Issued Accounting Standards

FASB interpretation No. 48 (FIN 48)
      In June 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s adoption of FIN 48 as of January 1, 2007 did not have any effect on its financial position or results of operations.

SFAS No. 155
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments — an amendment of FASB Statements 133 and 140, or SFAS No. 155. SFAS No. 155 improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS No. 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 was effective for the Company on January 1, 2007. The Company’s adoption of SFAS No. 155 did not have any effect on the Company’s consolidated financial statements.

SFAS No. 157
      In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurement or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective for the Company on January 1, 2008. Although the Company will continue to evaluate the application of SFAS 157, management does not currently believe the adoption of SFAS No. 157 will have a material effect on the Company’s consolidated financial position or results of operations.

SFAS No. 159
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

(3)	Geographic Revenue Information
      A significant portion of the Company’s revenues are made to customers in Germany and Spain.
      The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Predecessor

	Three-Month
	Period Ended
	March 31,	Three-Month Period Ended
	2006	March 31, 2007

	RMB	RMB	US$
Europe:
— Germany	166,128,340	50,531,601	6,542,832
— Spain	6,833,434	251,056,307	32,506,773
— Others	4,751,968	2,237,546	289,717

Subtotal — Europe	177,713,742	303,825,454	39,339,322
PRC (excluding Hong Kong, Macau and Taiwan)	4,798,361	14,898,794	1,929,096
Hong Kong	20,124,868	79,914,171	10,347,288
Other countries	794,387	29,917,191	3,873,678

Total gross revenue	203,431,358	428,555,610	55,489,384
Sales tax and surcharge	(2,531,720)	(2,150)	(278)

Total net revenues	200,899,638	428,553,460	55,489,106

      The Company derives a significant portion of its revenue from customers located outside of the PRC, and expects to continue to do so for the foreseeable future. Consequently, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.
      During the three-month period ended March 31, 2007, the Company signed a sale commission agreement with a third party sales agent for sales to a customer in Spain. Such sales commissions, which are included in selling expenses, were RMB 7,617,460 (US$986,309) during the three-month period ended March 31, 2007. No other sales were subject to a commission expense during the three-month periods ended March 31, 2006 and 2007.

(4)	Cash and Restricted cash
      Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts. As of December 31, 2006 and March 31, 2007, all of the Company’s cash is held in major financial institutions located in the PRC and Hong Kong, which management believes are of high quality.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
      Restricted cash as of December 31, 2006 and March 31, 2007 relates to the following:

	December 31,
	2006	March 31, 2007

	RMB	RMB	US$
Deposits for outstanding letters of credit and guarantee	16,105,056	25,169,298	3,258,921
Financing arrangements:
Mandatory convertible and redeemable bonds	168,968,297	154,965,491	20,064,933
Series B redeemable convertible preferred shares	136,706,954	—
Collateral for bank loans	—	252,908,340	32,746,574

Total	321,780,307	433,043,129	56,070,428

      The deposits for letters of credit and guarantee represent bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory. Such letters of credit and letters of guarantee expire within 1 to 3 months.
      Restricted cash related to financing arrangements represent the portion of cash proceeds received from the issuance of mandatory redeemable and convertible bonds and Series B redeemable convertible preferred shares that are held in interest bearing bank deposit accounts. Based on the terms of the respective financing arrangements, such amount can only be used for additional capital contributions in Tianwei Yingli (which the Company is in the process of completing relevant PRC registration processes) and interest payments on the Company’s mandatory redeemable and convertible bonds payable to Yingli Power. On March 21, 2007, Series B preferred shareholders agreed to remove the cash restriction corresponding to the Series B redeemable convertible preferred shares (see note (9)).
      The restricted cash related to collateral for bank loans represents a US dollar denominated cash deposit with a major financial institution in China that is used as collateral to borrow RMB denominated short-term loans. As of March 31, 2007, the Company borrowed RMB 100,000,000 (US$12,948,001) from this financial institution (see note (7)).

(5)	Inventories
      Inventories by major category consist of the following:

	December 31,
	2006	March 31, 2007

	RMB	RMB	US$
Raw materials	489,352,191	448,110,997	58,021,416
Work-in-progress	187,655,590	219,808,512	28,460,807
Finished goods	134,737,853	229,945,171	29,773,303

Total inventories	811,745,634	897,864,680	116,255,526

(6)	Prepayments to Suppliers
      In order to secure stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers and long-term prepayments to suppliers in the consolidated balance sheets and amounted to RMB 361,096,958 and RMB 557,454,195 (US$72,179,174) as of December 31, 2006 and March 31, 2007, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers.
      The Company also made deposits of RMB 126,823,905 and RMB 252,834,577 (US$32,737,023) as of December 31, 2006 and March 31, 2007, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers. Deposits for equipment purchases are included in property, plant and equipment.

(7)	Short-term Borrowings
      Short-term borrowings consist of the following:

	December 31,
	2006	March 31, 2007

	RMB	RMB	US$
Borrowings from banks:
— Guaranteed by Tianwei Baobian and its parent company	220,000,000	419,000,000	54,252,123
— Entrusted loans by related parties	1,000,000	1,000,000	129,480
— Secured by accounts receivables	34,286,306	22,506,522	2,914,146
— Secured by bank deposits	—	100,000,000	12,948,001
— Unsecured loans	—	154,442,000	19,997,151
Borrowings from other parties:
— Governmental loan guaranteed by Tianwei Baobian	12,000,000	—
— Governmental loan guaranteed by Yingli Group	—	30,000,000	3,884,400
— Other third parties loan	—	5,000,000	647,400

Total short-term borrowings	267,286,306	731,948,522	94,772,701

      Short-term bank borrowings outstanding as of December 31, 2006 and March 31, 2007 bore a weighted average interest rate of 5.99% and 6.75% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms or any requirement on the maintenance of financial covenants. The Company has traditionally negotiated renewal of certain facilities shortly before they mature.
      During the three-month period ended March 31, 2007, the Company borrowed RMB 370,522,860 (US$47,975,303) from six different banks that were guaranteed by Tianwei Baobian and its parent company. The Company repaid RMB 171,522,860 (US$22,208,782) during the same period.
      During the three-month period ended March 31, 2007, the Company repaid the loan from government authority of RMB 12,000,000 (US$1,553,760) that was guaranteed by Tianwei Baobian. During the same period, the Company obtained a new governmental loan of RMB 30,000,000 (US$3,884,400) that was guaranteed by Yingli Group. This new loan bears a prevailing bank borrowing interest rate and was due and payable on April 16, 2007. The amount has not yet been repaid.
      During the three-month period ended March 31, 2007, the Company obtained a new third party loan of RMB 5,000,000 (US$647,400) which was interest free, unsecured and payable on demand.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
      The Company’s interest free loans have no specific due date for repayment and were issued solely for cash with no other rights or privileges being exchanged, and therefore no interest has been imputed.

(8)	Share-Based Compensation
      Under the 2006 Stock Incentive Plan, 3,394,054 ordinary shares have been authorized for issuance of which 2,715,243 shares may be issued for the purpose of granting awards of unvested shares and up to 678,811 shares may be issued for the purpose of granting stock options. Stock options granted become exercisable over 4 years. The Company expects to issue new shares of ordinary stock upon exercise of stock options. In April 2007, the Company’s board of directors approved, subject to shareholders’ approval, an amendment to the Company’s 2006 Stock Incentive Plan to increase the number of ordinary shares that the Company is authorized to issue under the 2006 Stock Incentive Plan from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 5,525,415 shares may be issued for the purpose of granting stock options. The amendment did not change any other material provisions of the 2006 Stock Incentive Plan. On May 11, 2007, the shareholders approved the amendment.
      On January 19, 2007, the Company’s board of directors granted 2,576,060 unvested shares for the benefit of 68 participants, consisting of 1,576,300 unvested shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested shares granted to 60 other employees of the Company. The unvested shares have been placed in a trust, which is controlled and managed by the Company. The shares vest with continued employment and ratably in 20% increments over a five year period, beginning on January 19, 2008, the first anniversary following the award grant date. The unvested shares fully vest upon termination of service resulting from death or disability of the participant that is due to work-related reasons or upon a change of control. For a period of six months after any shares are vested, the Company has the option to purchase all or part of the vested shares at the then fair market value. Any vested shares that are not repurchased by the Company during the six-month period would be distributed to the participant.
      Share-based compensation expense with respect to the unvested shares was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant of US$4.96 and is recognized on a straight-line basis over the 5-year period. The estimated fair value of the ordinary shares on the date of the above grant was determined by management based on a contemporaneous valuation performed by American Appraisal China Limited (“American Appraisal”), an independent valuation firm, as indicated in its valuation report, dated March 30, 2007, and with reference to the issuance price of the Series B Preferred Shares since there was no existence of a public or active market of the Company’s ordinary shares and the Series B Preferred Shares convert to ordinary shares on a one to one basis. The estimated per share fair value of US$4.96 approximated the issuance price of the Series B Preferred Shares of US$4.835 issued in December 2006 and January 2007, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
      No stock options were granted for the three-month period ended March 31, 2007. A summary of stock options activity for the three-month period ended March 31, 2007 is as follows:

Weighted
Average
	Number	Weighted		Remaining
	of Stock	Average		Contractual	Aggregate
	Options	Exercise Price		Term	Intrinsic Value

Outstanding as of December 31, 2006	610,929	US$	2.10
Granted	—		—
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of March 31, 2007	610,929	US$	2.10	9.75 years	RMB 12,604,281

Exercisable as of March 31, 2007	—		—	—

      Total stock based compensation expense was RMB 5,123,701 (US$663,417) for the three-month period ended March 31, 2007.
      As of March 31, 2007, RMB 111,713,775 (US$14,464,701) of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a period of four to five years.

(9)	Ordinary and Redeemable Convertible Preferred Shares
      On December 13, 2006, the Company entered into an agreement to issue 24,405,377 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) to Baytree Investment (Mauritius) Pte Ltd., an affiliate of Temasek Holdings Pte Ltd. and 13 other investors for an aggregate purchase price of US$118,000,000 (RMB 922,736,400) or US$4.835 per Series B Preferred Share. As of December 31, 2006, the Company issued 23,474,663 Series B Preferred shares for an aggregate purchase price of US$113,500,000 (RMB 887,547,300).
      In January 2007, the Company issued an additional 930,714 Series B Preferred Shares to two investors for an aggregate purchase price of US$4,500,000 (RMB 34,803,900). In connection with the issuance of Series B Preferred Shares in January 2007, the Company issued warrants to purchase 105,603 of ordinary shares (“the Series B Warrants”) to the investors. The Series B Warrant is not transferable and is subject to certain cancellation and return features. Upon the conversion of the Shareholder Loan any unexercised Series B Warrants will be automatically cancelled and the Series B preferred shareholders are obligated to return any shares issued under the exercise of the warrants. If the Series B preferred shareholders have sold their ordinary shares issued under the exercise of the warrants, then the Series B preferred shareholders will pay the Company an amount to be mutually determined between the Company and such Series B preferred shareholders.
      The Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$44,353 (RMB 343,035) and US$4,455,647 (RMB 34,460,865), respectively, in aggregate or US$0.42 (RMB 3.25) and US$4.79 (RMB 37.05), respectively, on a per share basis.
      The estimated fair values of the Series B Preferred Shares was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated in its valuation report, dated

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 47%, risk-free interest rate of 5.05% and expected term of 0.3 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital. The relative fair value of the Series B Warrant was recorded as a discount to the issuance price of the Series B Preferred Share and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued with warrants at the commitment date, since US$4.79, the effective conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares. The estimated fair value of the underlying ordinary shares at the commitment date was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.
      In March 2007, the Company issued additional warrants to purchase 688,090 of the Company’s ordinary shares at a per share price of US$0.01 (“the Additional Series B Warrants”) to Series B preferred shareholders (other than the three investors who had made advance payments) as consideration for terminating the escrow arrangement with respect to the proceeds received from the issuance and sale of the Series B Preferred Shares. The termination of the escrow arrangement removed the restriction placed on proceeds of US$19.6 million that were received from the issuance and sale of Series B Preferred Shares in December 2006 and January 2007. The terms of the Additional Series B Warrants are identical to the terms of the warrants that were previously issued in connection with the issuances of the Series B Preferred Shares described above.
      As the issuance of the Additional Series B Warrants was related and tied to the Series B Shares issuances and not issued in a separate stand-alone transaction, the estimated fair value of the warrants of US$756,213 (RMB 5,848,702) was recorded as a reduction to the carrying value of Series B Preferred Share with a corresponding increase to additional paid-in capital. The estimated fair value of the Additional Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 56%, risk-free interest rate of 5.06% and expected term of 0.16 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital.
      For the three-month period ended March 31, 2007, the accretion of the Series A and Series redeemable preferred shares to their redemption value was RMB 30,496,336 (US$3,948,666).
      The Company has 100,000,000 authorized shares designated as ordinary shares, Series A redeemable convertible preferred shares (“Series A Preferred Shares”) and Series B Preferred Shares. As of March 31, 2007, the number of authorized, issued and outstanding shares for each class is as follows:

	Shares
				Redemption
	Authorized	Issued	Outstanding	Value (in US$)

Ordinary shares	967,513,542	61,868,252	61,868,252	—
Series A Preferred Shares	8,081,081	8,081,081	8,081,081	23,133,600
Series B Preferred Shares	24,405,377	24,405,377	24,405,377	160,480,003

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

(10)	Loss per share
Basic and diluted loss per share
      Basic loss per share and diluted loss per share have been calculated as follows:

	Three-Month Period Ended March 31, 2007

	RMB	US$
Numerator:
Net income	8,339,756	1,079,832
Accretion to Series A and B preferred shares redemption value	(30,496,336)	(3,948,666)
Loss allocated to participating preferred shareholders	—
Numerator for basic loss per share	(22,156,580)	(2,868,834)
Effect of dilutive securities	—
Numerator for diluted loss per share	(22,156,580)	(2,868,834)
Denominator:
Denominator for basic loss per share
— Weighted-average ordinary shares outstanding	61,109,893	61,109,893
Effect of dilutive securities	—	—
Denominator for diluted loss per share	61,109,893	61,109,893
Basic loss per share	(0.36)	(0.05)
Diluted loss per share	(0.36)	(0.05)
      Net loss applicable to ordinary shares has not been allocated to the preferred shares because the preferred shareholders do not participate in undistributed losses.
      The computation of diluted loss per share for the three-month period ended March 31, 2007, did not assume 32,486,458 ordinary shares issuable upon conversion of Series A and B Preferred Shares, 5,497,433 ordinary shares issuable upon conversion of Mandatory Convertible Bonds payable to Yingli Power, 610,929 shares issuable upon the exercise of employee stock options and 2,576,060 unvested shares, 2,068,252 ordinary shares issuable upon the exercise of a warrant to purchase the Company’s shares, and 3,478,958 ordinary shares issuable upon the exercise of Series A Warrant and Series B Warrants because the inclusion of these potential dilutive securities would be anti-dilutive.
      Tianwei Yingli is not a share-based company and had no outstanding shares for the periods presented, and therefore, no earnings per share date for Tianwei Yingli has been presented.

(11)	Related-Party Transactions

a) Amounts due from related parties:

	December 31,
	2006	March 31, 2007

	RMB	RMB	US$

Prepayments for material purchases	4,857,752	4,681,683	606,184
Other	8,300,000	10,320,697	1,336,324

Total amounts due from related parties	13,157,752	15,002,380	1,942,508

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

Prepayments for material purchases
      During the three-month period ended March 31, 2007, the Company made prepayments of RMB 1,875,873 (US$242,888) to a subsidiary of Yingli Group for the purchase of packaging materials. The outstanding balance was reduced by purchases of packaging materials by RMB 1,238,278 (US$160,332) during the three-month period ended March 31, 2007.
      The Company also made prepayments of RMB 1,789,302 (US$231,679) to a company that has a shareholder who is a member of the Company’s senior management, for the purchase of raw materials during the three-month period ended March 31, 2007. The outstanding balance was reduced by purchases of raw materials by RMB 2,602,966 (US$337,033) during the period.
      The amount of prepayments to related parties for material purchases have been classified as current because the amount as of each balance sheet date is expected to be utilized within 12 months.

Other
      As of December 31, 2006 and March 31, 2007, other includes an amount due from Tianwei Baobian of RMB 8,300,000 (US$1,074,684). The amount was paid in September 2006 as a deposit for Tianwei Baobian to secure letters of credit issued to certain overseas equipment suppliers and is to be reclassified to “construction in progress” when Tianwei Group pays the amount to the equipment suppliers on the Company’s behalf.
      During the three-month period ended March 31, 2007, the Company made loans amounting to RMB 2,020,697 (US$261,640) to a company 51% and 49% owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, respectively. The loan was made to support the operations of the related party company. The amount was unsecured, interest free, and had no definite terms of repayment.
     b)     Amounts due to related parties

	December 31,
	2006	March 31, 2007

	RMB	RMB	US$
Borrowings from related parties	(31,849,352)	(28,570,049)	3,699,250
Payables to related parties	(1,991,793)	(1,801,782)	233,295

Total	(33,841,145)	(30,371,831)	3,932,545

Borrowings from related parties
      As of December 31, 2006, the Company had a loan of RMB 322,449 from Yingli Group. During the three-month period ended March 31, 2007, the Company borrowed an additional RMB 15,200,000 (US$1,968,096) from Yingli Group to support its cash flow needs. The loans from Yingli Group were interest free and had no specific due dates.
      During the year ended December 31, 2006, the Company borrowed RMB 20,000,000 from a company 51% and 49% owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, respectively. The Company repaid RMB 1,620,697 in 2006 and the remaining RMB 18,379,303 (US$2,379,752) during the three-month period ended March 31, 2007. During the three-month period ended March 31, 2007, the Company also borrowed and repaid an additional RMB 25,020,697 (US$3,239,680) from

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
this related party company. All loans with this related party company were interest free and had no specific repayment dates.
      The Company received an interest free loan from a member of management of RMB 100,000 prior to 2002. The Company repaid the amount during the three-month period ended March 31, 2007.
      As of December 31, 2006 and March 31, 2007, the Company had another interest free loan with no specific repayment terms of RMB 13,047,600 (US$1,689,403) from members of management.
      The Company’s interest free borrowings from related parties had no specific due dates and were issued solely for cash. No other rights or privileges were exchanged and therefore no interest has been imputed.

Payables to related parties
      Payables to related party as of December 31, 2006 and March 31, 2007 include an advance payments of RMB 1,150,000 (US$148,902) for raw material inventory from a company that has a shareholder who is a senior member of the Company’s senior management. No sale of material or prepayment was made during the three-month period ended March 31, 2007.
      Payables to related parties also include RMB 841,793 (US$108,995) and RMB 651,782 (US$84,393) as of December 31, 2006 and March 31, 2007, respectively, due to subsidiary companies of Tianwei Group. The Company purchased RMB 1,047,546 (US$135,637) and paid RMB 1,237,557 (US$160,239) for purchase of raw materials, during the three-month period ended March 31, 2007.

(12)	Warranty Cost
      The Company’s PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than four years. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five-year warranty against defects in the Company’s modules, storage batteries, controllers and inverters. The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests and consideration given to the warranty accrual practice of other companies in the same business. Consequently, the Company accrues the equivalent of 1% of net revenues as a warranty liability to accrue the estimated cost of its warranty obligations.
      Actual warranty costs are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
      Changes in the carrying amount of accrued product warranty are as follows:

	Predecessor

	Three-Month
	Period Ended	Three-Month Period Ended
	March 31, 2006	March 31, 2007

	RMB	RMB	US$
Beginning balance	5,013,862	20,686,201	2,678,449
Product warranty expense	2,033,122	4,166,020	539,417
Warranty costs incurred or claimed	—	—	—

Ending balance	7,046,984	24,852,221	3,217,866

(13)	Capital Commitments
      As of March 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated RMB 434,669,660 (US$56,281,031).
      As of March 31, 2007, commitments outstanding for the purchase of polysilicon approximated RMB 1,788,903,669 (US$231,627,262).

(14)	Income tax
      Yingli Green Energy is incorporated under the laws of Caymen Islands and therefore is not subject to income tax.
      Yingli Green Energy’s primary operating subsidiary, Tianwei Yingli is incorporated in the PRC and qualified as a “high and new technology enterprise” and was entitled to the preferential PRC enterprise income tax of 15% as a domestic business enterprise for the three-month period ended March 31, 2006. Following its conversion into a foreign invested enterprise in September 2006, Tianwei Yingli is entitled to an exemption from the enterprise state income tax for its first two profitable years and a 50% reduction in the enterprise income tax rate in the subsequent three years, in addition, Tianwei Yingli is also entitled to exemption from the enterprise local income tax for its first five profitable years and a 50% reduction in the enterprise local income tax rate in the subsequent five years. In accordance with the PRC income tax law, Tianwei Yingli elected to defer the commencement of its tax holiday until January 1, 2007. As a result, during the three-month period ended March 31, 2007, Tianwei Yingli recognized current income tax expense and deferred income tax benefit of nil and RMB 359,993 (US$46,612), respectively. The deferred income tax benefit recognized by Tianwei Yingli relates to the recognition of deferred income tax assets with respect to temporary differences which are expected to be realized or settled during periods after the exemption from income tax expires. These income tax exemptions had the effect of increasing net income by RMB 6,763,708 (US$875,765) and decreasing loss attributable to ordinary shareholders on a per share basis by RMB 0.11 (US$0.01) for the three-month period ended March 31, 2007. Prior to this period there was no tax exemption in place.

(15)	Minority Interest
      Minority interest for the Predecessor three-month period ended March 31, 2006 represents income attributable to 36% of equity interests in Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by the Predecessor.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements
      Minority interest of Yingli Green Energy for the three-month ended March 31, 2007 includes 36% minority interest attributable to Chengdu Yingli, as well as income attributable to 38% of equity interests in Tianwei Yingli not held by Yingli Green Energy.

(16)	Capitalized Interest
      The Company capitalizes interest cost as a component of the cost of construction in progress. The following table summarizes interest incurred and interest capitalized for the three-month periods ended March 31, 2006 and 2007:

	Predecessor

	Three-Month
	Period Ended
	March 31,	Three-Month Period Ended
	2006	March 31, 2007

	RMB	RMB	US$
Interest cost capitalized	957,052	4,572,492	592,046
Interest charged to income	4,855,161	19,179,997	2,483,426

Total interest cost incurred	5,812,213	23,752,489	3,075,472

(17)	Fair Value of Financial Instruments
      The carrying amounts of cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable, borrowings from related parties, short-term borrowings, advances from customers, and other amounts due to related parties approximate their fair values due to their short term nature.
      The estimated fair value of mandatory redeemable bonds was RMB 298,612,330 (US$38,664,327) (carrying value of RMB 292,459,559 (US$37,867,666)) as of March 31, 2007 and was based on the present value of cash flows discounted at a rate that approximates current market returns for issues of similar debt instruments issued to comparable holders in the same geographic area. The estimated fair value of the mandatory convertible bonds was RMB 490,866,471 (US$63,557,395) (carrying value of RMB 361,726,290 (US$46,836,323)) as of March 31, 2007 and was based on the present value of cash flows discounted at a rate that approximates current market returns for issues of similar debt instruments issued to comparable holders in the same geographic area plus an amount to reflect the conversion feature based on standard binomial option pricing methods, which takes account for the increase in the estimated enterprise value of the Company since year end.
      There is no quoted market price for the Company’s investment in its affiliate. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

(18)	Subsequent events
      For the period from April 1, 2007 to June 3, 2007, the Company obtained additional short-term bank borrowings of RMB 827,202,524 with a weighted average interest rate of 5.90% from several financial institutions and repaid RMB 249,606,522. These short-term borrowings were generally made to purchase equipment to build a new manufacturing plant, make prepayments to inventory suppliers to secure polysilicon and other materials and repay certain short-term bank borrowings.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

(19)	Pro Forma Information
      If the Company completes an initial public offering under the terms presently anticipated that would result in the Company receiving net proceeds of at least US$100 million and the Company achieving a market capitalization exceeding US$750 million, all of the Company’s Series A and Series B redeemable convertible preferred shares and Mandatory Convertible Bonds payable to Yingli Power will automatically convert into 8,081,081, 24,405,377 and 5,497,433 of ordinary shares, respectively, as of the closing of the offering. The unaudited pro forma condensed balance sheet reflects the conversion of the Series A and Series B redeemable convertible preferred shares into ordinary shares on a one for one basis and the conversion of the Mandatory Convertible Bonds payable to Yingli Power. The number of ordinary shares to be issued upon the conversion of the Mandatory Convertible Bonds payable to Yingli Power is equivalent to a 3.73% effective equity interest in Tianwei Yingli, which the Company has estimated based on the number of shares to be issued upon conversion based on Yingli Green Energy’s outstanding shares on a fully diluted basis and the relevant ownership percentage in Tianwei Yingli.

		Pro Forma
	March 31, 2007	Adjustments	Pro Forma March 31, 2007

	RMB	RMB	RMB	US$
Total assets	3,367,865,596	—	3,367,865,596	436,071,265

Total current liabilities	1,080,821,777	—	1,080,821,777	139,944,812
Mandatory convertible bonds payable to Yingli Power	361,726,290	(361,726,290)	—	—
Mandatory redeemable bonds payable to Yingli Power	292,459,559	—	292,459,559	37,867,666
Other non-current liabilities	16,375,822	—	16,375,822	2,120,342

Total liabilities	1,751,383,448	(361,726,290)	1,389,657,158	179,932,820

Minority interest	401,762,301	—	401,762,301	52,020,186
Series A redeemable convertible preferred shares	136,899,386	(136,899,386)	—	—
Series B redeemable convertible preferred shares	929,774,916	(929,774,916)	—	—
Shareholders’ Equity
Ordinary shares — US$0.01 par value	4,905,175	2,937,759	7,842,934	1,015,503
Additional paid-in capital	124,110,296	1,425,462,833	1,549,573,129	200,638,742
Accumulated other comprehensive income	18,138,875	—	18,138,875	2,348,622
Retained earnings	891,199	—	891,199	115,392

Total shareholders’ equity	148,045,545	1,428,400,592	1,576,446,137	204,118,259

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity	3,367,865,596	—	3,367,865,596	436,071,265

      On May 23, 2007, the Series A warrant was exercised at the exercise price of US$2.10 per ordinary share and the Company issued 678,811 ordinary shares and received aggregate proceeds of US$1,425,503.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD AND SUBSIDIARY (“Predecessor”)
Notes to Unaudited Condensed Consolidated Financial Statements

Pro Forma Earnings Per Share
      The calculation of pro forma earnings per share assumes the conversion of all shares of Series A and B redeemable convertible preferred shares and the Mandatory Convertible Bonds into ordinary shares as of January 1, 2007. The Company’s pro forma earnings per share calculation is as follows:

	Three-Month Period Ended
	March 31, 2007

	RMB	US$
Numerator:
Net loss available to ordinary shares	(22,156,580)	(2,868,834)
Accretion to Series A and B Preferred Shares redemption value	30,496,336	3,948,666
Interest expense on Mandatory Convertible Bonds payable to Yingli Power	9,288,890	1,202,726
Pro forma net income available to ordinary shareholders	17,628,646	2,282,558
Denominator for pro forma basic income per share Weighted average number of ordinary shares outstanding	61,109,893	61,109,893
Shares issuable upon conversion of:
Series A Preferred Shares	8,081,081	8,081,081
Series B Preferred Shares	24,405,377	24,405,377
Mandatory Convertible Bonds payable to Yingli Power	5,497,433	5,497,433
Denominator for pro forma basic earnings per share	99,093,784	99,093,784
Dilutive effect of stock options and unvested shares	607,655	607,655
Dilutive effect of Series A preferred share warrant	434,718	434,718
Dilutive effect of Series B preferred share warrant	2,134,284	2,134,284
Denominator for pro forma diluted earnings per share	102,270,441	102,270,441
Pro forma earnings per share — basic	0.18	0.02
Pro forma earnings per share — diluted	0.17	0.02

Yingli Green Energy Holding Company Limited
29,000,000 American Depositary Shares
Representing 29,000,000 Ordinary Shares

PROSPECTUS

Goldman Sachs (Asia) L.L.C.	UBS Investment Bank

Piper Jaffray	CIBC World Markets
                        , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.
      The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.
      During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars	Commission

Yingli Power Holding Company Ltd.	August 7, 2006	50 million ordinary shares	US$500,000	None
Yingli Power Holding Company Ltd.	September 25, 2006	9.8 million ordinary shares	US$98,000	None
Inspiration Partners Limited	September 28, 2006	8,081,081 Series A preferred shares	US$17 million(1)	None
TB Management Ltd.	September 28, 2006	Warrant to purchase 678,811 ordinary share	No consideration (1)	None
Yingli Power Holding Company Ltd.	November 13, 2006	Mandatory convertible bonds with the principal amount of US$47 million	US$47 million	None
Yingli Power Holding Company Ltd.	November 13, 2006	Mandatory redeemable bonds with the principal amount of US$38 million	US$38 million	None

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars	Commission

Baytree Investments (Mauritius) Pte Ltd. and 13 other investors	During the period from December 20, 2006 through January 13, 2007	24,405,377 Series B preferred shares	US$118 million (2)	None
Baytree Investments (Mauritius) Pte Ltd. and ten other investors	During the period from December 20, 2006 through January 13, 2007	Warrants to purchase 2,112,057 ordinary shares	No consideration (2)	None
Baytree Investments (Mauritius) Pte Ltd. and ten other investors	On or about March 27, 2007	Warrants to purchase 688,090 ordinary shares	No consideration (3)	None
China Sunshine Investment Co., Ltd.	December 29, 2006	Warrant to purchase 2,068,252 ordinary shares	No consideration (4)	None

Notes:

(1)	US$211,341 of the consideration paid for the Series A preferred shares has been allocated on a relative fair value basis to the warrant issued to TB Management Ltd., an affiliate of Inspiration Partners Limited. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring” in the prospectus which forms part of this registration statement. TB Management Ltd. has since transferred the warrant to Fairdeal Development Ltd., an affiliate of Inspiration Partners Limited, which exercised the warrant on May 23, 2007.

(2)	US$887,064 of the consideration paid for the Series B preferred shares has been allocated on a relative fair value basis to the warrant issued to Baytree Investments (Mauritius) Pte Ltd. and ten other Series B investors. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring” in the prospectus which forms part of this registration statement.

(3)	The warrants were issued in consideration of the early termination of an escrow arrangement which removed the restriction on the proceeds of US$19.6 million that were received from the issuance and sale of the Series B preferred shares that took place from December 20, 2006 through January 13, 2007.

(4)	The warrant was issued to China Sunshine Investment Co., Ltd. pursuant to the repayment agreement, dated December 29, 2006, among us, Tianwei Yingli, China Foreign Economic and Trade Trust & Investment Co., Ltd. and China Sunshine Investment Co., Ltd. We recorded US$599,000 representing the fair value of the warrant as part of the cost to extinguish the convertible loan. See “Restructuring — Private Equity Investments and Other Financings Following the Restructuring” in the prospectus which forms part of this registration statement.
     See “Management — 2006 Stock Incentive Plan” in the prospectus which forms part of this registration statement for a list of all options and restricted shares to be granted by us.
      (b) Financial Statement Schedules
      Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULE
      (a) Exhibits
      See Exhibit Index beginning on page II-6 of this registration statement.

ITEM 9.	UNDERTAKINGS.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
      (4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, the United States, on June 4, 2007.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By: /s/ Liansheng Miao

Name: Liansheng Miao

Title:	Chairperson of the Board, Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons on June 4, 2007 in the capacities indicated.

Signature	Title

/s/ Liansheng Miao Liansheng Miao	Chairperson of the Board/Chief Executive Officer (principal executive officer)

/s/ * Zongwei Li	Chief Financial Officer (principal financial and accounting officer)

/s/ * Shujun Li	Director

/s/ * George Jian Chuang	Director

/s/ * Xiangdong Wang	Director

* By: /s/ Liansheng Miao Liansheng Miao Attorney-in-Fact

Signature of Authorized U.S. Representative
      Under the Securities Act, the undersigned, the duly authorized representative in the United States, of Yingli Green Energy Holding Company Limited has signed this registration statement or amendment thereto in Newark, Delaware, on June 4, 2007.

Authorized U.S. Representative

Law Debenture Corporate Services Inc.

By:	/s/ Jasmine Marrero

Name: Jasmine Marrero
Title: Manager

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1*	Second Amended Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2*	Form of the Third Amended and Restated Memorandum and Articles of Association of the Registrant
4	.1*	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares
4	.3*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4	.4*	Series A Preferred Share Purchase Agreement, dated as of September 20, 2006, among the registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao
4	.5*	Series A Preferred Shareholders Agreement, dated as of September 20, 2006, among the registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao
4	.6*	Amendment Agreement, dated as of September 28, 2006, among the registrant and the parties thereto, amending the Series A Preferred Shares Purchase Agreement and the Series A Preferred Shareholders Agreement
4	.7*	Ordinary Shares Purchase Warrant, dated as of September 28, 2006, issued to TB Management Ltd.
4	.8*	Trust Deed, dated as of November 13, 2006, between the registrant and DB Trustees (Hong Kong) Limited, as trustee
4	.9*	Subscription Agreement, dated as of November 13, 2006, between the registrant and Yingli Power Holding Company Ltd.
4	.10*	Amended and Restated Series B Preferred Share Purchase Agreement, dated as of December 15, 2006 by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and the investors listed on Schedule I thereto
4	.11*	Second Amended and Restated Shareholders Agreement, dated as of December 15, 2006 by and among the Registrant, Liansheng Miao, Yingli Power Holding Company Ltd., Inspiration Partners Limited and the investors listed on Schedule I thereto
4	.12*	Warrant Side Letter, dated December 20, 2006, by and between the Registrant and Baytree Investments (Mauritius) Pte Ltd.
4	.13*	Form of Ordinary Shares Purchase Warrant issued to certain Series B preferred shareholders
4	.14*	Ordinary Shares Purchase Warrant, dated as of December 29, 2006, issued to China Sunshine Investment Co., Ltd.
4	.15*	Amendment No. 1 to the Amended and Restated Series B Preferred Share Purchase Agreement and Warrant Side Letter, dated as of March 9, 2007, by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd.
5	.1*	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
5	.2*	Form of Opinion of Fangda Partners regarding the approval by the China Securities Regulatory Commission of an overseas listing
8.1		Form of Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8	.2*	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters
8	.3*	Undertaking by the Cayman Islands government as to tax concessions
10	.1*	2006 Stock Incentive Plan

Exhibit
Number		Description of Document

10	.2*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant
10	.3*	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2 and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively
10	.4*	Sales Contract, dated November 28, 2006, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. and Sunline AG
10	.5*	Loan Contract For Consignment Loan, dated September 25, 2006, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) and Agricultural Bank of China Baoding Sanfeng Branch
10	.6*	Maximum Amount Guarantee Contract, dated December 20, 2005, between Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”) and Bank of Communications, Shijiazhuang Branch
10	.7*	Guarantee Contract, dated February 6, 2007, between Tianwei Baobian and Bank of Communications, Shijiazhuang Branch
10	.8*	Maximum Amount Guarantee Contract, dated March 30, 2005, between Tianwei Baobian and China CITIC Industry Bank, Shijiazhuang Branch
10	.9*	Maximum Amount Guarantee Contract, dated August 11, 2005, between Tianwei Baobian and China CITIC Industry Bank, Shijiazhuang Branch
10	.10*	Maximum Amount Guarantee Contract, dated February 6, 2007, between Tianwei Baobian and China CITIC Bank, Shijiazhuang Branch
10	.11*	Guarantee Contract, dated December 21, 2005, Tianwei Baobian and China Construction Bank Corporation, Baoding Tianwei West Road Sub-branch
10	.12*	Guarantee Contract, dated February 17, 2006, between Tianwei Baobian and China Construction Bank Corporation, Baoding Tianwei West Road Sub-branch
10	.13*	Maximum Amount Guarantee Contract, dated September 26, 2005, Tianwei Baobian and China Everbright Bank, Shijiazhuang Sub-branch
10	.14*	Maximum Amount Guarantee Contract, dated February 1, 2007, between Tianwei Baobian and China Everbright Bank, Shijiazhuang Sub-branch
10	.15*	Guarantee Contract, dated September 2005, between Tianwei Baobian and Export-Import Bank of China
10	.16*	Maximum Amount Guarantee Contract, dated September 6, 2005, between Tianwei Baobian and Huaxia Bank Co., Ltd., Shijiazhuang Branch
10	.17*	Maximum Amount Guarantee Contract, dated December 20, 2006, between Baoding Tianwei Group Co., Ltd. (“Tianwei Group”) and Bank of China Limited., Baoding Yuhua Sub-branch
10	.18*	Product Supply Contract, dated January 12, 2006, between Baoding Yitongguangfu Technical Co., Ltd. and Tianwei Yingli
10	.19*	Sports Ground Laying Contract, dated May 5, 2006, between Tianwei Yingli and Baoding Yingli Municipal Public Facilities Company
10	.20*	Baoding Yingli Municipal Public Facilities Company Contract, dated May 26, 2006, between Baoding Yingli Municipal Public Facilities Company and Tianwei Yingli
10	.21*	Purchase and Sale Contract between Tianwei Yingli and Baoding Tianwei Fu Le Metal Accessories Co., Ltd., effective from October 10, 2006 through January 10, 2007
10	.22*	Purchase and Sale Contract between Tianwei Yingli and Baoding Tianwei Fu Xing Aluminum Co., Ltd.
10	.23*	Supply Contract, dated January 17, 2006, between Tianwei Yingli and Baoding Maike Green Food Co., Ltd.

Exhibit
Number		Description of Document

10	.24*	Agreement, dated May 17, 2006, between Tianwei Yingli and China Foreign Economic and Trade Trust & Investment Co., Ltd.
10	.25*	Repayment Agreement, dated December 29, 2006, among Tianwei Yingli, China Foreign Economic and Trade Trust & Investment Co., Ltd., the registrant and China Sunshine Investment Co., Ltd.
10	.26*	Solar Power Photovoltaic Modules Supply Contract, dated February 26, 2007, between Tianwei Yingli and Unitec Europa, S.A.
10	.27††	Supply Agreement, dated as of November 9, 2006, between Acciona Energía S.A. and Tianwei Yingli
10	.28††	Sale and Purchase Agreement, dated as of March 7, 2007, between Sinolink Development Limited and Tianwei Yingli
10	.29††	Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli
10	.30††	Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli
10	.31*	Purchase Agreement, dated April 10, 2007, between Sichuan Xinguang Silicon Science and Technology Co., Ltd. and Tianwei Yingli
10	.32*	Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan
10	.33*	Sales Contract, dated May 17, 2007, between Tianwei Yingli and Laxtron Energías Renovables
10.34		Agreement, dated May 21, 2007, among the Registrant, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd.
21	.1*	Subsidiaries of the Registrant
23.1		Consent of KPMG
23	.2*	Consent of Conyers Dill & Pearman (incorporated by reference in the form of opinion filed as Exhibit 5.1 to this registration statement)
23	.3*	Consent of Fangda Partners (incorporated by reference in the form of opinion filed as Exhibit 5.2 to this registration statement)
23	.4*	Consent of Simpson Thacher & Bartlett LLP (incorporated by reference in the form of opinion filed as Exhibit 8.2 to this registration statement)
24	.1*	Powers of Attorney
99	.1*	Code of Business Conduct and Ethics
99	.2*	Consent of Solarbuzz
99.3		Consent of American Appraisal China Limited
99	.4*	Consent of Iain Ferguson Bruce
99	.5*	Consent of Jiesi Wu
99	.6*	Consent of Chi Ping Martin Lau

*	Filed previously.

††	Confidential treatment has been requested for portions of this agreement.